As filed with the Securities and Exchange Commission on January 30, 2014

Registration No. 333-192900

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ACUCELA INC.

(Exact name of registrant as specified in its charter)

Washington	2834	02-0592619
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1301 Second Avenue, Suite 1900

Seattle, WA 98101

(206) 805-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ryo Kubota, M.D., Ph.D.

Chairman, President & CEO

Acucela Inc.

1301 Second Avenue, Suite 1900

Seattle, WA 98101

(206) 805-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Graham, Esq. William L. Hughes, Esq. Fenwick & West LLP 1191 Second Avenue, 10th Floor Seattle, WA 98101 (206) 389-4510	Alan G. Cannon, Esq. Simpson Thacher & Bartlett LLP Ark Hills Sengokuyama Mori Tower - 41st Floor 9-10, Roppongi 1-Chome Minato-Ku, Tokyo 106-0032, Japan 011-81-3-5562-6200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement, although, at the time of filing of this Registration Statement, shares will have been offered for sale to the public in Japan pursuant to Japanese law.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, no par value per share	10,580,000	$18.00	$190,440,000	$24,528.68

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes the aggregate offering price of shares that the underwriters have the option to purchase from the selling shareholder. Includes an additional 1,380,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The registrant previously paid $16,100 in connection with the initial public offering of this registration statement on December 17, 2013 and $8,428.68 in connection with the filing of Amendment No. 2 to this registration statement on January 24, 2014.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities in the United States until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we and the selling shareholder are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 30, 2014

Preliminary prospectus

9,200,000 Shares

Acucela Inc.

Common Stock

We are selling 9,200,000 shares of our common stock. This is our initial public offering and no public market currently exists for our shares of common stock. It is currently estimated that the initial public offering price will be between $15.00 and $18.00 per share. These shares will be offered in Japan and to investors located in jurisdictions other than the United States.

We have applied for the listing of our common stock on the Mothers market of the Tokyo Stock Exchange under the symbol “M— .”

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Acucela, before expenses	$	$

(1)	Upon completion of this offering, we expect to have paid additional fees in the amount not exceeding $185,000 for certain financial consulting services to a consultant that is not part of the underwriting syndicate. We are also obligated to reimburse the underwriters for certain fees and expenses related to this offering. See “Underwriting.”

Our founder and chief executive officer, Dr. Ryo Kubota, has granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 1,380,000 additional shares of our common stock to cover over-allotments, if any. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder. The underwriters have entered into a borrowing arrangement with the selling shareholder to facilitate the underwriters’ over-allotment option in accordance with Japanese laws.

Delivery of the shares of our common stock will be made on or about                     , 2014.

Neither the Securities and Exchange Commission, the Tokyo Stock Exchange, the Financial Services Agency, nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

                    , 2014

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the selling shareholder have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We have applied for the listing of our common stock for quotation on the Mothers market of the Tokyo Stock Exchange. No additional action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States and Japan are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2014 (the 90th day after the date of this prospectus), all dealers that buy, sell or trade in our common stock in the United States, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Unless otherwise indicated, the terms “Acucela,” “we,” “us” and “our” refer to Acucela Inc., a Washington corporation.

Acucela Inc.

Overview

We are a clinical-stage biotechnology company that specializes in discovering and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. We focus on developing oral products based on our proprietary visual cycle modulation, or VCM, compounds to address a variety of retinal diseases, primarily age-related macular degeneration, or AMD, diabetic retinopathy, or DR, and diabetic macular edema, or DME, and potentially Stargardt disease, retinitis pigmentosa and retinopathy of prematurity. Our product candidates are designed to address the root cause of these diseases by reducing toxic by-products and oxidative damage as well as protecting the retina from light damage. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. Our approach to treating and slowing the progression of ophthalmic diseases utilizes proprietary compounds that reduce the speed of, or modulate, the visual cycle. We believe that our insight into modulating the visual cycle combined with our deep expertise in ophthalmic research and development enables us to develop product candidates that, if approved, should preserve vision and provide relief to patients worldwide suffering from the debilitating effects of multiple eye diseases.

While we are primarily focused on developing product candidates based on our proprietary VCM compounds, we are in the early stages of developing a therapy for the treatment of glaucoma. We believe significant market opportunities exist for our lead product candidates based on a large and growing worldwide ophthalmic pharmaceutical market and our belief that currently available therapies are inadequate. According to visiongain, an independent research firm, the worldwide ophthalmic pharmaceutical market was $17.5 billion in 2011 and is expected to grow to $34.7 billion by 2023, representing a 5.9% compounded annual growth rate. Our two lead product candidates target segments of this market that collectively represented a majority of its value in 2011.

Since 2008, we have been closely and actively engaged with Otsuka Pharmaceutical Co., Ltd., or Otsuka, to jointly pursue development and commercialization efforts to deliver innovative ophthalmic drugs to patients with debilitating ophthalmic diseases. In September 2008, we entered into an agreement with Otsuka to co-develop and commercialize emixustat hydrochloride, or emixustat, our lead VCM-based product candidate, and its backup compounds for the dry form of age-related macular degeneration, or dry AMD, and other ophthalmic indications. Additionally, in September 2010, we further broadened our portfolio of potential ophthalmic treatments by entering into an agreement with Otsuka to co-develop and co-promote OPA-6566, an adenosine A2a receptor agonist discovered by Otsuka, for the treatment of glaucoma. From 2008 to 2013 we also provided development services to Otsuka under a recently-terminated agreement to co-develop rebamipide ophthalmic suspension, or rebamipide, Otsuka’s proprietary compound, for the treatment of dry eye syndrome in the United States.

Currently, we have two product candidates under clinical development in the United States:

•	emixustat hydrochloride for AMD, which is currently in Phase 2b/3 as an oral therapy; and

•	OPA-6566 for glaucoma, which is currently in Phase 1/2.

The following table presents our product candidates and their respective indications, stages of clinical development, relevant patent expiration dates, and geographic rights related to these product candidates.

Product Pipeline

(1)	Refers to the party who identified the product candidate.
(2)	Excludes the potential for additional years of patent protection due to the Hatch-Waxman Act and additional use patents.
(3)	Following completion of the Phase 2 and Phase 3 clinical trials, subject to our election to co-develop and co-promote OPA-6566.
(4)	Otsuka, as the originator, may have the ability to apply for an extension of up to five years to increase the patent life for OPA-6566.

•

Emixustat hydrochloride is our lead VCM-based product candidate currently in development for the treatment of AMD. AMD is a retinal disease that causes patients to experience reduced central vision and leads to significant and irreversible loss of central vision in severe cases. There is currently no therapy approved by the Food and Drug Administration, or FDA, for the treatment of dry AMD, and we believe emixustat has the potential to be the first commercially available treatment for dry AMD.

•

OPA-6566 is a product candidate being developed by us under license from and in collaboration with Otsuka to treat ocular hypertension and glaucoma as a topical ophthalmic solution, or eye drop. Ocular hypertension is increased intraocular pressure and a major risk factor leading to glaucoma. Glaucoma is a progressive chronic disease and, if not adequately treated, may lead to diminished visual function and blindness. Although several treatment options are available, few, if any, are without ocular or systemic side effects, such as conjunctival hyperemia, or eye redness, and cardiac arrhythmia, or irregular heartbeat. We, in collaboration with Otsuka, conducted a Phase 1/2 clinical trial for OPA-6566 in the United States in patients with open-angle glaucoma, or ocular hypertension. Further pre-clinical evaluations to support the next phase of clinical trials are in progress, and we will determine the future development plans for OPA-6566 based on the results of such evaluations.

In addition to these product candidates, we plan to leverage our intellectual property relating to VCM to develop emixustat and potentially additional product candidates to treat and slow the progression of rare retinal diseases such as Stargardt disease, retinitis pigmentosa and retinopathy of prematurity.

Market Overview

We participate in the ophthalmic pharmaceuticals market, a large and growing segment within the ophthalmology market. According to visiongain, an independent research firm, the global ophthalmic pharmaceutical market is expected to increase from $17.5 billion in 2011 to $34.7 billion in 2023, representing a compounded annual growth rate of 5.9% during this period. The United States ophthalmic pharmaceutical market is the largest in the world and is expected to experience similar growth, from $6.7 billion, or 38.4%, of global sales in 2011 to $12.7 billion by 2023, representing a compounded annual growth rate of 5.5%. The drivers of this growth include the increasing number of elderly people and the consequent escalating occurrence of ophthalmic diseases, which is expected to stimulate demand for new ophthalmic product introductions to the market. Of the world’s leading causes of vision impairment and blindness, we believe AMD, DR/DME and glaucoma are the primary targets for pharmacological treatments based on their prevalence and an unmet need for non-invasive or more effective therapies.

Strategy

Our objective is to identify, develop or acquire, and commercialize novel therapeutics to treat sight-threatening ophthalmic diseases. The key elements of our strategy are to:

•	collaborate with Otsuka to successfully develop our product candidates;

•	educate the marketplace on the benefits of VCM;

•	continue to expand our ophthalmic product pipeline through internal research and additional partnering opportunities;

•	drive the development and commercialization of our product candidates; and

•	continue to expand our infrastructure.

Visual Cycle Modulation

We have established and maintain a leadership position in the area of visual cycle modulation as a result of our founder’s pioneering efforts to create and develop this technology, as well as the results of our clinical trials, and the patent portfolio we have assembled. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. During exposure to bright light, the visual cycle is extremely active and can produce toxic by-products which cannot be eliminated. Over time, accumulation of these toxic by-products can compromise function of the visual cycle and damage the retina. VCM is designed to reduce the effects of toxic by-products and oxidative damage as well as protect the retina from light damage.

We believe that our VCM-based product candidates can be applied to treat a variety of retinal diseases at an early stage. These therapies are designed to specifically target cells within the retina to treat and slow the progression of certain retinal diseases. Our VCM-based product candidates have demonstrated modulation of the visual cycle and, as further addressed below, a favorable systemic safety profile in early clinical trials and, we believe, have the potential for broad application based on the ease of use and convenience of oral administration. There are currently no orally delivered FDA-approved drugs available to treat retinal diseases and few are in development due to the difficulty in delivering drugs to the back of the eye in sufficient concentrations. We have established an extensive portfolio of patents and patent applications surrounding emixustat and our other VCM-based product candidates and intend to aggressively pursue and defend our intellectual property.

Competitive Strengths of Visual Cycle Modulation

We believe that VCM-based therapies have significant advantages over other therapies, including:

•	the ability to address the root cause of multiple retinal diseases;

•	early intervention;

•	broad application;

•	oral tablet delivery; and

•	favorable safety profile.

While clinical data available to date for emixustat demonstrate a favorable safety profile without clinically relevant systemic adverse effects, certain ocular adverse effects have been observed. Substantially all of these adverse events have been slight or moderate in severity and are predictable, monitorable, and reversible. The most commonly seen adverse effects are changes in color tint, blurred vision, visual impairment, and a delay in adapting from bright to dark light.

Risks

Our business and the success of our strategy are subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, including the following:

•	We do not have any products that are approved for commercial sale and, therefore, do not expect to generate any revenues from product sales in the foreseeable future.

•	VCM is an emerging technology and its long-term effect is unknown, and thus, there can be no assurance that our product candidates will achieve regulatory approval.

•

Revenues from research and development activities on behalf of Otsuka and Otsuka’s funding of our portion of development costs under the collaboration agreement relating to emixustat represented all of our revenues during the two years ended December 31, 2012 and the nine months ended September 30, 2013, and the loss of these revenues would adversely affect our business.

•

The commercial success of our lead product candidates, if approved, will depend heavily on our collaboration with Otsuka, which will involve a complex sharing of control over decisions, responsibilities, and costs and benefits, and we cannot be certain that our product candidates will achieve success in clinical trials, that they will receive regulatory approval or be successfully commercialized.

•

The ophthalmic pharmaceutical market is intensely competitive and, even if we are successful in obtaining approval of any of our product candidates, we may be unable to compete effectively with existing drugs, new treatment methods and new technologies.

•

If we are unable to retain Ryo Kubota, M.D., Ph.D., our founder and chief executive officer, and retain and motivate other key management and scientific staff, our drug development programs may be delayed or terminated and we may be unable to successfully develop or commercialize our product candidates.

Recent Events

Strategic Restructuring

In October 2013, we announced a plan to reduce expenses, including a workforce reduction, as a result of the termination of our agreement with Otsuka to co-develop rebamipide. The plan will result in a reduction in force of approximately 35% of our total workforce, or approximately 30 employees.

As a result of this workforce reduction, we anticipate recording a charge of $1.0 million related to severance, other termination benefits, and outplacement services, in the three months ending December 31, 2013.

Preliminary Fourth Quarter and Full-Year Results

Our financial statements for the three months and year ended December 31, 2013 are not yet available. The following expectations regarding our results for these periods are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

We expect that, for the three months and year ended December 31, 2013, our selected results of operations will range as follows (in millions, except per share amounts):

	Three Months Ended December 31, 2013		Year Ended December 31, 2013
	Low	High	Low	High
Revenues from collaborations with related party	$10.3	$11.4	$52.0	$53.1
Income (loss) from operations	$(1.5)	$(1.0)	$6.3	$6.8
Income (loss) before income tax	$(1.5)	$(1.0)	$6.3	$6.8
Net income (loss)	$(1.1)	$(0.7)	$4.0	$4.4
Net income (loss) attributable to participating securities	$(0.8)	$(0.5)	$2.9	$3.2

Net income (loss) attributable to common shareholders	$(0.3)	$(0.2)	$1.1	$1.2

Net income (loss) per share attributable to common shareholders
Basic	$(0.03)	$(0.02)	$0.09	$0.10

Diluted	$(0.02)	$(0.02)	$0.09	$0.10

Weighted average shares used to compute net income (loss) per share attributable to common shareholders:
Basic	11,972	11,972	11,964	11,964
Diluted	12,385	12,385	12,355	12,355

Our actual results may differ from these expectations.

We expect our revenues from collaborations with related party for the three months ended December 31, 2013 will be between $10.3 million and $11.4 million, a decrease of 9% to an increase of 1% from revenues from collaborations with related party of $11.3 million for the three months ended December 31, 2012. The expected changes are due to an approximate decrease of $1.8 million in revenue under our OPA-6566 collaboration agreement due to a completion of the Phase 1/2 clinical trial and an approximate decrease of $3.3 million to $3.5 million in revenue under our recently-terminated rebamipide collaboration agreement due to completion of the Phase 3 clinical trial. These reductions were offset in part by an approximate increase of $4.4 million to $5.2 million in revenue from development services under our emixustat collaboration agreement related to increased activity in the Phase 2b/3 clinical trial. We expect our revenues from collaborations with related party for the year ended December 31, 2013 will be between $52.0 million and $53.1 million, an increase of 12% to 14% from revenues from collaborations with related party of $46.4 million for the year ended December 31, 2012. The expected changes are due to an approximate decrease of $6.6 million in revenue under our OPA-6566 collaboration agreement due to a completion of the Phase 1/2 clinical trial and due to an approximate decrease of $6.4 million to $6.6 million in revenue under our recently-terminated rebamipide collaboration agreement due to completion of the Phase 3 clinical trial and a $3.0 million decrease in milestone revenue both of which are in part offset by an approximate increase of $19.0 million to $20.0 million in revenue from development services under our emixustat collaboration agreement due to increased activity in the Phase 2b/3 clinical trial.

We expect our results from operations for the three months ended December 31, 2013 will be an approximate loss of $1.5 to $1.0 million, a 375% to 283% decline from income from operations of $0.5 million for the three months ended December 31, 2012. In addition, we expect our income from operations for the year ended December 31, 2013 will be approximately $6.3 to $6.8 million, a 11% to 4% decline from income from operations of $7.0 million for the year ended December 31, 2012. This expected fourth quarter loss is due to our implementation during the three months ended December 31, 2013 of a plan to reduce expenses, including a workforce reduction following the termination of our rebamipide collaboration agreement, which we expect will result in a $1.0 million charge related to severance, other termination benefits, and outplacement services.

We expect our results before income tax for the three months ended December 31, 2013 will be an approximate loss of $1.5 million and $1.0 million, a 446% to 331% decline from income before income taxes of $0.4 million for the three months ended December 31, 2012. We expect our net income before taxes for the year ended December 31, 2013 will be between $6.3 million and $6.8 million, a 7% to 0% decline from income before taxes of $6.8 million for the year ended December 31, 2012.

We expect our results for the three months ended December 31, 2013 will be an approximate loss of between $1.1 to $0.7 million, a 1,722% to 1,114% decline from net income of $0.1 million for the three months ended December 31, 2012. We expect our net income for the year ended December 31, 2013 will be approximately $4.0 to $4.4 million, a 4% decline to 6% increase from net income of $4.2 million for the year ended December 31, 2012.

Corporate Information

We were incorporated in Washington in 2002. Our corporate headquarters are located at 1301 Second Avenue, Suite 1900, Seattle, Washington 98101-3805 and our telephone number is (206) 805-8300. Our website address is www.acucela.com. The information contained in, or that can be accessed through, our web site is not part of this prospectus and should not be considered part of this prospectus.

Acucela and the Acucela logo are our registered trademarks in the United States and Japan. Other trademarks appearing in this prospectus are the property of their respective holders.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and references herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The Offering

Common stock offered by us	9,200,000 shares

Over-allotment option	The selling shareholder has granted the underwriters a 30-day option to purchase up to 1,380,000 shares of our common stock.

Common stock to be outstanding after this offering	35,621,959 shares

Use of proceeds	We estimate that we will receive net proceeds from the sale of the 9,200,000 shares of our common stock offered by us in this offering of approximately $132.9 million, based on an assumed initial public offering price of $16.50 per share, the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, which may include the acquisition of, or investment in, product candidates, new products, or intellectual property rights to products or companies that complement our business. We will not receive any proceeds from the sale of shares by the selling shareholder in the event the underwriters exercise their over-allotment option. See “Use of Proceeds.”

Dividends	We have not declared or paid a cash dividend on our capital stock and do not intend to pay cash dividends on our capital stock for the foreseeable future.

Proposed Tokyo Stock Exchange Mothers market symbol	“M— ”

Japanese offering	We are filing a securities registration statement to permit a public offering of our shares in Japan and intend to offer the shares through Japanese underwriters. The shares will be offered in Japan and to investors located in jurisdictions other than the United States. No offering is planned in the United States.

The number of shares of our common stock to be outstanding after this offering represents the shares outstanding as of September 30, 2013, after giving effect to the conversion of our outstanding preferred stock and contingently convertible debt into 14,450,231 shares of common stock (interest accrued under this debt does not convert into shares of our common stock), and excludes:

•	724,531 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013 with a weighted average exercise price of $7.25 per share; and

•

1,536,670 shares of our common stock reserved for issuance under our 2014 Equity Incentive Plan (which includes 1,236,670 shares of common stock reserved, as of September 30, 2013, for future issuance under our 2012 Equity Incentive Plan, which shares will be added to the shares reserved under our 2014 Equity Incentive Plan upon the effectiveness of the 2014 Equity Incentive Plan if those shares are not issued or subject to outstanding grants under the 2012 Stock Incentive Plan at that time), which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into 10,813,867 shares of our common stock upon the closing of this offering;

•	the automatic conversion of all outstanding contingently convertible debt into 3,636,364 shares of our common stock effective upon the closing of this offering;

•	the filing of our amended and restated articles of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,380,000 shares of our common stock from the selling shareholder in this offering.

Summary Financial Data

The following tables present summary historical financial data for our business. You should read this information together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, each included elsewhere in this prospectus.

We derived the statement of income data for the years ended December 31, 2011 and 2012 from our audited financial statements included elsewhere in this prospectus. We derived the statement of income data for the nine months ended September 30, 2012 and 2013 and the balance sheet data as of September 30, 2013 from our unaudited financial statements included elsewhere in this prospectus, which have been prepared on a consistent basis with our audited financial statements. In the opinion of our management, our unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our results for those periods. Our historical results are not necessarily indicative of our results to be expected in any future period.

The pro forma per share data give effect to the automatic conversion of all currently outstanding shares of our convertible preferred stock and contingently convertible debt into shares of our common stock effective upon the closing of this offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For information concerning the calculation of diluted and pro forma per share information, please refer to note 2 to our financial statements.

	Year Ended December 31,		Nine Months Ended September 30,
Statements of Income Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Revenues from collaborations with related party	$34,226	$46,424	$35,141	$41,695
Expenses:
Research and development	24,183	31,604	22,695	26,221
General and administrative	6,174	7,787	5,593	7,724

Total expenses	30,357	39,391	28,648	33,945

Income from operations	3,869	7,033	6,493	7,750
Other income (expense), net:
Interest income	21	27	24	101
Interest expense	(143)	(138)	(104)	(88)
Other income (expense), net	39	(97)	(21)	71

Income before income tax	3,786	6,825	6,392	7,834
Income tax benefit (expense)	2,480	(2,647)	(2,283)	2,723

Net income	$6,266	$4,178	$4,109	$5,111
Net income attributable to participating securities	4,584	3,056	3,006	3,735

Net income attributable to common shareholders	$1,682	$1,122	$1,103	$1,376

Net income per share attributable to common shareholders, basic	$0.14	$0.09	$0.09	$0.12

Weighted average shares used to compute net income per share attributable to common shareholders, basic	11,897	11,901	11,900	11,961
Net income attributable to common shareholders per share, diluted	$0.14	$0.09	$0.09	$0.11

	Year Ended December 31,		Nine Months Ended September 30,
Statements of Income Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Weighted average shares used to compute net income per share attributable to common shareholders, diluted	12,045	12,158	12,147	12,346
Pro forma net income attributable to common shareholders per share, basic		$0.16		$0.20

Weighted average shares used to compute pro forma net income attributable to common shareholders per share, basic		26,351		26,411
Pro forma net income attributable to common shareholders per share, diluted		$0.16		$0.19

Weighted average shares used to compute pro forma net income attributable to common shareholders per share, diluted		26,608		26,796

	As of September 30, 2013
Balance Sheet Data:	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Cash, cash equivalents and investments	$21,719	$21,719	$158,738
Working capital	21,636	33,636	170,655
Total assets	52,483	52,483	185,380
Contingently convertible debt, related party (including current portion)	12,000	—	—
Convertible preferred stock	28,209	—	—
Accumulated deficit	(2,648)	(2,648)	(2,648)
Total shareholders’ equity	31,840	43,840	176,737

(1)	The pro forma column gives effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,813,867 shares of our common stock effective upon the closing of this offering, (ii) the automatic conversion of all outstanding contingently convertible debt into an aggregate of 3,636,364 shares of our common stock effective upon the closing of this offering, and (iii) the amendment and restatement of our articles of incorporation immediately following the closing of this offering.
(2)	The pro forma as adjusted column reflects the pro forma adjustments and gives effect to the issuance and sale by us of 9,200,000 shares of common stock in this offering and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $16.50 per share (the midpoint of the range on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total shareholder’s equity by approximately $8.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Risks Related to Our Business and Industry

We do not have any products that are approved for commercial sale.

To date, we have not generated any product revenue and have funded our operations through private sales of our equity and debt securities and from our various collaboration agreements with Otsuka, primarily the co-development and collaboration agreement relating to the development and commercialization of emixustat which we refer to as the Emixustat Agreement. We will not receive revenues from sales of our product candidates unless we succeed, either independently or with third parties, in developing and obtaining regulatory approval and marketing drugs with commercial potential. We may never succeed in these activities, and may not generate sufficient revenues to continue our business operations.

Revenues from research and development activities in collaboration with Otsuka and Otsuka’s funding of our portion of development costs under the Emixustat Agreement represented all of our revenues during the two years ended December 31, 2012 and the nine months ended September 30, 2013, and the loss of these revenues would adversely affect our business.

Revenues from research and development activities under our collaboration agreements with Otsuka have been our only source of revenues in 2011, 2012, and the nine months ended September 30, 2013, and we expect they will continue to have a significant impact on our results of operations in future years. As explained further below, Otsuka recently terminated a co-development agreement with us under which we derived significant revenues from in-licensed clinical programs in 2011, 2012 and the nine months ended September 30, 2013. It would be difficult to replace Otsuka as a collaboration partner, and the revenues derived from research and development activities on behalf of Otsuka and Otsuka’s funding of our portion of development costs under the Emixustat Agreement. Accordingly, the loss of Otsuka as a collaboration partner or revenues from other programs would have a material adverse effect on our business. In addition, any publicity associated with the loss of Otsuka as a collaboration partner could harm our reputation. This, as well as our obligation to repay development expenses funded by Otsuka if we succeed in commercializing emixustat independently of Otsuka, may make it more difficult to attract and retain other collaboration partners, and could lessen our negotiating power with prospective collaboration partners. Otsuka can terminate its collaboration agreements with us on relatively short notice in various circumstances, such as our material breach or insolvency, Dr. Kubota no longer serving as our chief executive officer, changes in control of us or, in the case of the Emixustat Agreement, a decision by Otsuka to discontinue funding development costs after considering the results of a Phase 2 or Phase 3 clinical trial, and also for any reason upon six months’ prior notice. For more information regarding the termination rights under each of our collaboration agreements with Otsuka, see “Business—Collaborations with Otsuka.”

In addition, Otsuka’s interests may differ from ours in relation to development of our product candidates due to changes in management, priorities or its strategic focus. For example, in September 2013, Otsuka terminated its agreement with us to co-develop rebamipide for the treatment of dry eye syndrome in the United States due to the fact that the primary endpoints were not met in the Phase 3 clinical trial in the United States. As a result, the associated clinical trials were suspended and our development activities halted. Losing the support and focus of Otsuka would adversely affect the development and commercialization of our product candidates. Our revenues and operating results would suffer and we may need to curtail or cease operations if, among other things, Otsuka terminates its other collaboration agreements with us or otherwise fails to fund development costs or continue to develop our other product candidates.

Our long-term prospects are dependent on our product candidates and we cannot be certain that they will achieve success in clinical trials, regulatory approval or be successfully commercialized.

We have two primary product candidates in development for ophthalmic indications and have invested a significant portion of our time and financial resources in the development of emixustat, the lead product candidate emerging from our internally-developed VCM compounds. VCM is an emerging technology and its long-term effect is unknown, and thus, there can be no assurance that our product candidates will achieve regulatory approval. Clinical development is a long, expensive and uncertain process and subject to delays. We may also encounter delays or rejections based on our inability to enroll enough patients to complete our clinical trials in a timely manner. It may take several years and require the expenditure of substantial resources to complete the testing of a product candidate, and failure can occur at any stage of testing. For example:

•

interim results of clinical or non-clinical studies may not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies, in large part because earlier phases of studies are often conducted in smaller groups of patients than later studies, and without the same trial design features, such as randomized controls and long-term patient follow-up and analysis;

•

product candidates that appear promising at early stages of development may ultimately fail for a number of reasons, including the possibility that the product candidates may be ineffective, less effective than products or product candidates of our competitors or cause harmful side effects;

•	any clinical or non-clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities;

•	clinical and non-clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•

negative or inconclusive results from a non-clinical study or clinical trial or adverse medical events during a clinical trial could cause a non-clinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

•	the FDA can place a clinical hold on a trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•

we may encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval; and

•	our clinical trials may not demonstrate the safety and efficacy of any product candidates or result in marketable products.

Even if clinical trials and testing are successful in the future, we believe the process of completing clinical trials and submitting NDAs to the FDA for approval will take several years and require the expenditure of substantial resources. If we are required to conduct additional clinical trials or other studies of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other studies or if the results of these trials or studies are not positive or are only modestly positive, we may be delayed or unsuccessful in obtaining marketing approval for our product candidates. Additionally, we may not be able to obtain marketing approval or we may obtain approval for indications that are not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize products.

Even if clinical trials are successful in the future, our growth prospects could be adversely affected and we may need to curtail or cease operations if we do not pursue the optimal commercialization strategy for us under our collaboration agreements.

As a part of our collaboration strategy, we seek to retain an option to choose either to obtain commercialization rights once our product candidates reach a later stage of development or to receive royalties from future product sales. Under our collaboration agreements with Otsuka, we have exclusive co-promotion rights. If we choose to not exercise these rights, we would be entitled to receive royalties on net sales of emixustat and we would not be entitled to any royalties or other payments based on the commercialization of OPA-6566. In general, we must make the decision to exercise these rights before the completion of clinical trials, based on our prediction of future sales and costs and other information. It is possible that the commercialization strategy we choose to pursue will ultimately be less beneficial to us than the other commercialization strategies available to us, which could harm our prospects for growth and could cause us to curtail or cease operations. We may choose a commercialization strategy that results in a less optimal outcome for a variety of reasons, including our failure to accurately predict future sales and costs or our inability to pay the exercise fees and milestone payments.

Our decision to license emixustat to Otsuka means that we no longer have complete control over how emixustat is developed and commercialized and how it may be perceived in the marketplace, and we may lose an even greater degree of control over how it is commercialized if we fail to make our co-promotion election under the terms of the Emixustat Agreement. In addition, unless and until we exercise co-promotion rights with respect to OPA-6566, we will have limited or no control over how the product candidate is developed and commercialized. Even if we exercise commercialization rights for these product candidates, we will depend, in part, on the efforts of Otsuka to commercialize our product candidates and will not have control over a number of key elements relating to the commercialization of these product candidates. Otsuka may fail to effectively commercialize our product candidates for a variety of reasons, including because it may not regard our programs as significant for its own businesses, because it does have sufficient resources or decides not to devote necessary resources.

The pharmaceutical market is intensely competitive. Even if we are successful in obtaining approval of any of our product candidates, we may be unable to compete effectively with existing drugs, new treatment methods and new technologies.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel therapies for the same indications that we are targeting or expect to target.

If emixustat is approved for DR/DME, we anticipate that it would compete with Genentech’s Lucentis, which currently is the only FDA-approved treatment for DR/DME. Many drugs and other therapies have been approved for the treatment of glaucoma and would compete with OPA-6566 if it is approved. We are also aware of a number of new drugs and other therapies under development for the treatment of AMD (including dry AMD), DR/DME and glaucoma, including several for each of these disease categories by some of the largest pharmaceutical companies. For a listing of competing therapies or products and therapies under development, see “Business—Competition.”

Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of discovery, development, manufacture and commercialization of products;

•	more extensive experience in non-clinical testing, conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaboration arrangements in our target markets with leading companies and research institutions.

Our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing drugs for the same indications before we do. Any competing drugs may be more effective or marketed and sold more effectively than any products we develop. Moreover, physicians frequently prescribe therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or “off-label,” uses are common across medical specialties and may represent a potential source of competition to our product candidates. Competitive therapies, including surgical procedures and medical devices, may make any drug products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing them.

Market acceptance of emixustat and other products we develop in the future may be limited.

The commercial success of the products for which we may obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by the medical community and third-party payors as clinically useful, cost-effective and safe. Even if a potential product displays a favorable efficacy and safety profile in clinical trials, market acceptance of the product will not be known until after it is commercially launched. We expect that many of the products we develop will be based upon mechanisms new to the market. For example, emixustat is a small-molecule compound within the phenylalkylamine chemical family. To date, no such small-molecule compound has been approved as a pharmaceutical by the FDA. As a result, it may be more difficult for us to achieve market acceptance of our products, particularly the first products that we introduce to the market. Our efforts to educate the medical community about these potentially novel approaches may require greater resources than would be typically required for products based on previously tested or accepted technologies.

Our planned investment in building a sales and marketing capability will require significant resources and may not generate the return we anticipate.

In order to exploit our commercialization opportunities under our agreements with Otsuka and as part of our long-term strategy, we intend to hire sales and marketing personnel to establish our own specialized sales and marketing infrastructure for the commercialization of our product candidates. We would rely on this direct sales force to, among other things, provide access to, or persuade, adequate numbers of ophthalmic specialists to prescribe our products. If we are unsuccessful in hiring and retaining sales and marketing personnel with appropriate technical and sales expertise or in developing an adequate distribution capability to support them, our ability to generate product revenues will be adversely affected. Unforeseen costs and expenses associated with creating independent sales, marketing and distribution capabilities could adversely impact the marketing and commercialization of our product candidates, which would adversely affect our business, operating results and financial condition. There can be no assurance that we will establish our sales, marketing and distribution capabilities in a cost-effective manner or realize a positive return on this investment, or that establishing these capabilities independently would be better than utilizing third-party providers. To the extent we cannot or choose not to use internal resources for the marketing, sales or distribution of any product candidates in the United States or elsewhere, we intend to rely on collaboration partners, such as Otsuka, or licensees. We may not be able to establish or maintain such relationships. To the extent that we depend on collaboration partners or other third parties for marketing, sales and distribution, any revenues we receive will depend upon their efforts. Such efforts may not be successful, and we will not be able to control the amount and timing of resources that our licensees or collaborators or other third parties devote to our products.

In addition, to the extent we utilize such relationships for marketing, sales or distribution of any approved products outside of the United States, we will be subject to additional risks related to entering into international business relationships, such as reduced protection for intellectual property rights; unexpected changes in tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; foreign taxes, including withholding of payroll taxes; and foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country.

We may not be successful in our efforts to expand our portfolio of product candidates.

We are seeking to expand our portfolio of product candidates through internal development and by partnering with other pharmaceutical or biotechnology companies.

A significant portion of our internal research program involves unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including without limitation:

•	the research methodology used may not be successful in identifying potential product candidates;

•	potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs; or

•	we may fail to obtain intellectual property protection for our product candidates and technologies.

We may attempt to license or acquire product candidates and be unable to do so for a number of reasons. In particular, the licensing and acquisition of pharmaceutical products is a competitive area. A number of more established companies are also pursuing strategies to license or acquire products in the ophthalmic field. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Other factors that may prevent us from licensing or otherwise acquiring suitable product candidates include the following:

•	we may be unable to license or acquire the relevant intellectual property rights on terms that would allow us to make an appropriate return from the product;

•	companies that perceive us to be their competitors may be unwilling to assign or license their product rights to us; or

•	we may be unable to identify suitable products or product candidates within our areas of expertise.

Relying on third-party manufacturers may result in delays in our clinical trials and product introductions.

We have limited experience in, and we do not own facilities for, manufacturing any product candidates, and we do not intend to develop facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future. We will depend on Otsuka for the manufacture and supply of product candidates subject to our collaboration agreements. Otsuka is contracting with third-party manufacturers to produce, in collaboration with Otsuka and us, our product candidates for clinical trials. While there are likely competitive sources available to manufacture our product candidates, entering into new arrangements may cause delays and additional expenditures, which we cannot estimate with certainty.

There are risks inherent in pharmaceutical manufacturing that could affect the ability of our third-party manufacturers to meet our requirements, which could result in unusable products and cause delays in our development process and our clinical trials. We need to contract with manufacturers who can comply with FDA-mandated current good manufacturing practices, or cGMPs, and comparable requirements of foreign regulatory bodies on an on-going basis. If we receive necessary regulatory approval for any product candidate, we also expect to rely on third parties, including our collaboration partners, to produce materials required for commercial production. Should we experience difficulties in obtaining and maintaining adequate manufacturing capacity, our ability to successfully develop and commercialize our products could be adversely impacted.

A failure of any of our third-party manufacturers to perform their obligations in a timely manner or establish and follow cGMPs with proper documentation may result in significant delays in clinical trials or in obtaining regulatory approval of product candidates or the ultimate launch of our products into the market. These failures could cause delays and other problems resulting in a material adverse effect on our business, financial condition and results of operations. If we are required to change manufacturers for any reason, we may incur significant costs and be required to devote significant time to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines.

We are dependent on our management team, particularly Ryo Kubota, M.D., Ph.D., our founder and chief executive officer, and if we are unable to retain and motivate our key management and scientific staff, our drug development programs may be delayed and we may be unable to successfully develop or commercialize our product candidates.

We are dependent upon the continued services of our executive officers and other key personnel, particularly Ryo Kubota, M.D., Ph.D., our founder and chief executive officer, who is critical to our ability to continue collaborating with Otsuka and secure financing from Japanese institutions. The relationships that our collaboration team members have cultivated with Otsuka make us particularly dependent upon a significant number of them, including Dr. Kubota and many of our collaboration team leaders, remaining employed by us. In addition, our collaboration agreements with Otsuka can be terminated by Otsuka if Dr. Kubota ceases serving as our chief executive officer or, among other things, fails to be actively involved in our collaborations with Otsuka.

As we acquire or obtain rights to develop and commercialize new product candidates, our success will depend on our ability to attract, retain and motivate highly qualified management and scientific personnel to manage the development of these new product candidates. We face competition for experienced scientists and other technical and professional personnel from numerous companies and academic and other research institutions. Competition for qualified personnel is particularly intense in the Seattle, Washington area, where very few people possess the skills and expertise we need to develop and commercialize our product candidates. Our operating history and the uncertainties attendant to being a clinical-stage biotechnology company with limited capital resources could limit our ability to attract and retain personnel.

Dr. Kubota and each of our key management and scientific personnel may terminate his or her employment at any time. If we lose any of our key management personnel, we may not be able to find replacements suitable to us or Otsuka, and our business would be harmed as a result. In addition, if we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

Our future workforce reduction may impact the performance of our continuing personnel, and make it more difficult to retain the services of key personnel.

In October 2013, we elected to restructure our operations, resulting in a substantial workforce reduction beginning in December 2013. This reduction will have an impact on all functional areas of the business. This reduction in our workforce may create concerns about job security or lower productivity, which may, in turn, lead some of our remaining employees to seek new employment and require us to hire replacements. This workforce reduction may also make the management of our business more difficult and may make it harder for us to attract employees in the future.

If any products we develop become subject to third-party reimbursement practices, unfavorable pricing regulations or healthcare reform initiatives, our business could be harmed.

The availability and levels of reimbursement by governmental and other third-party payors of healthcare services affect the market for our potential products. These payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In the United States, we will need to obtain approvals for payment for our potential products from private insurers, including managed care organizations, and from the Medicare program. We cannot be sure that reimbursement will be available for any future product candidates and reimbursement amounts, if any, may reduce the demand for, or the price of, our future products.

Obtaining approvals from governmental and other third-party payors of healthcare services can be a time-consuming and expensive process. Because our product candidates are under development, we are unable at this time to determine the level or method of reimbursement. Our business would be materially adversely affected if we do not receive approval for reimbursement of our product candidates from Medicare or private insurers on a timely or satisfactory basis. The Medicare program can deny coverage of a particular drug on the basis of the drug not being “reasonable and necessary” for Medicare beneficiaries. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. Our business could be materially adversely affected if the Medicare program, local Medicare carriers or fiscal intermediaries were to make such a determination and deny or limit the reimbursement of our potential products, including the procedures under which they are administered, if any. Our business could also be adversely affected if private insurers, including managed care organizations, the Medicare program or other reimbursing bodies or payors limit the indications for which our potential products will be reimbursed.

There have been, and likely will continue to be, legislative and regulatory proposals in the United States and in some foreign jurisdictions directed at broadening the availability of health care and containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future. These legislative and/or regulatory changes may negatively impact the reimbursement for drug products, following approval, and thus affect our ability to sell our products profitably. The continuing efforts of government and other third-party payors of healthcare services to contain or reduce costs of health care may adversely affect:

•	the demand for any drug products for which we may obtain regulatory approval;

•	our ability to set a price or achieve a rate of reimbursement that we believe is fair for our product candidates;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	our access to capital.

In order to achieve our commercialization goals, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As our commercialization plans and strategies develop, we will need to expand the size of our employee base for managerial, operational, sales, marketing, financial, human resources and other functional areas. Competition for these employees is intense and we may not be able to hire additional qualified personnel in a timely manner and on reasonable terms. Future growth would impose significant added responsibilities on members of management, including the need to recruit, hire, retain, motivate and integrate additional employees. Also, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We face the risk of product liability claims and may not be able to obtain insurance, and we may have exposure to significant contingent liabilities.

Our business exposes us to the risk of product liability claims that are inherent in the development, manufacturing, testing and marketing of drugs and related products. If the use of one or more of our products harms people, we may be subject to costly and damaging product liability claims. We have product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of the products that we may develop. Insurance coverage is increasingly expensive and may not be available on reasonable terms, if at all. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position.

Regulatory Risks

We may not be able to obtain regulatory approval for any of the products resulting from our development efforts, including emixustat and OPA-6566. Failure to obtain these approvals could materially harm our business.

All of the products we are developing or may develop in the future will require additional research or development. We have two product candidates that have advanced to the point that they are undergoing clinical trials. None of our product candidates have received regulatory approval for marketing in the United States and failure to receive such approvals on one or more of our product candidates could materially harm our business. We will be required to obtain an effective Investigational New Drug Application, or IND, prior to initiating new human clinical trials in the United States, and must submit a New Drug Application, or NDA, to obtain marketing approval prior to commercializing our products in the United States. This process is expensive, highly uncertain and lengthy, often taking a number of years until a product is approved for marketing in the United States, if at all. Approval policies or regulations may change and the FDA and other comparable foreign regulatory authorities have substantial discretion in the drug approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons, such as:

•	such authorities may disagree with the design or implementation of our, Otsuka’s, or any of our future development partners’ clinical trials;

•

we, Otsuka, or any of our future development partners may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for any indication or its clinical and other benefits outweigh any safety risk;

•	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from the United States;

•	the results of clinical trials may not demonstrate the safety or efficacy required by such authorities for approval;

•

such authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials or the use of results from antibody studies that served as precursors to our current drug candidates;

•

such authorities may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we, Otsuka, or any of our future development partners contract for clinical and commercial supplies; and

•

the approval policies or regulations of such authorities may significantly change in a manner rendering our, Otsuka’s, or any of our future development partners’ clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the aforementioned risks, can involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us, Otsuka, or any of our future development partners from commercializing our product candidates.

We may need to successfully address a number of technological challenges in order to complete the development of our product candidates. Success in early clinical trials does not mean that later clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use, which could have a material adverse effect on our business. Accordingly, there can be no assurance that the FDA and other regulatory authorities will approve any product that we develop.

The “fast track” designation for development of emixustat for dry macular degeneration (geographic atrophy) may not actually lead to a faster regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA “fast track” designation. The fast track classification does not apply to the product alone, but applies to the combination of the product and the specific indication or indications for which it is being studied. The FDA’s fast track program is designed to facilitate the clinical development and evaluation of the drug’s safety and efficacy for the fast track indication or indications. NDAs or marketing applications filed by sponsors of products in fast track development may qualify for expedited review under policies or procedures offered by the FDA, but the fast track designation does not assure such qualification. Although we have obtained a fast track designation from the FDA for emixustat for the treatment of dry macular degeneration (geographic atrophy), we may not experience a faster development process, review or approval compared to conventional FDA procedures and we do not expect FDA approval to be granted for at least several years, if at all. Our fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the expedited review procedures.

Our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if we experience problems with our products, when and if any of them are approved.

Any product for which we obtain marketing approval will be subject to continual requirements, review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed. The approval may contain conditions or requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in:

•	voluntary or mandatory recall;

•	withdrawal of the products from the market;

•	restrictions on such products or manufacturing processes;

•	fines;

•	suspension of regulatory approvals;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

We may be slow to adapt, or we may never adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies.

Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products outside of the United States.

We and Otsuka may market emixustat in our respective exclusive territories. To market emixustat in foreign jurisdictions, we or Otsuka must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies from country to country and can involve additional testing and documentation. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and Otsuka may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.

Risks Relating to Intellectual Property and Other Legal Matters

If our efforts to protect the proprietary nature of the intellectual property related to our products are not adequate, we may not be able to compete effectively in our markets.

The strength of our patents in the biotechnology and pharmaceutical fields involves complex legal and scientific questions and can be uncertain. In addition to the rights we have obtained from Otsuka relating to some of our product candidates, we rely upon intellectual property we own relating to our product candidates, including patents, patent applications and trade secrets. For a detailed discussion of our patent rights, see “Business—Intellectual Property.” Our patent applications may be challenged or fail to result in issued patents and our existing or future patents may be too narrow to prevent third parties from developing or designing around these patents. Further, there is no uniform, global policy regarding the subject matter and scope of claims allowable in pharmaceutical patents and the criteria applied by patent offices throughout the world to grant patents are not always predictable or uniform.

In general, there is no guarantee that the patents we file or in-license will be granted or that the patents we hold would be found valid and enforceable if challenged. Third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Additionally, we may lose our rights to the patents and patent applications we license in the event of a breach or termination of the collaboration agreement. Manufacturers may also seek to obtain approval to sell generic versions of our product candidates prior to the expiration of the relevant licensed patents. If the sufficiency of the breadth or strength of protection provided by the patents we license with respect to our product candidates is threatened, it could dissuade others from collaborating with us to develop, and threaten our ability to commercialize, our other product candidates. Further, if we encounter delays in our clinical trials or our development activities are otherwise impeded, the period of time during which we could market our product candidates under patent protection would be reduced. Once the patent life has expired for a product, we may be subject to competition from generic pharmaceutical companies.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

We rely on trade secret protection and confidentiality agreements to protect certain proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our development processes with respect to emixustat and our other product candidates that involve proprietary know-how, information and technology that is not covered by patent applications. While we maintain physical security of our premises and physical and electronic security of our information technology systems, security measures may be breached and we may not have adequate remedies to protect the confidentiality of our proprietary information and know-how. Our systems and external backup measures may also be vulnerable to damage or breach due to natural disasters or other unexpected events.

While we require all of our employees, consultants, advisors and any third-parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. These agreements may be terminated or breached, and we may not have adequate remedies for any such termination or breach. Furthermore, to the extent we develop our operations outside the United States, these agreements may not provide meaningful protection for our trade secrets and know-how in the event of unauthorized use or disclosure as the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. Additionally, to the extent we license certain proprietary know-how, information or technologies from third-parties, including our collaboration partners, we also rely on such third-parties to adopt and enforce policies to protect such proprietary know-how, information and technology.

Third-party claims of intellectual property infringement may prevent or delay our discovery, development and commercialization efforts with respect to emixustat and our other product candidates.

Our commercial success depends, in part, on avoiding infringement of the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to emixustat, the biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our activities infringe their patents or that we are employing their proprietary technology without authorization. We may not have identified all the patents, patent applications or published literature that affect our business either by blocking our ability to commercialize our product, by preventing the patentability of one or more aspects of our products or those of our licensors or by covering the same or similar technologies that may affect our ability to market our product. In addition, third parties may obtain patents in the future and claim that use of our product candidates or technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties, or we may be enjoined from further developing or commercializing our product candidates and technologies.

We may become involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To the extent we rely on third parties for our proprietary rights, we will have limited control over the protection and defense of such rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patents and patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction of our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

If we use hazardous or biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials. In addition, our operations produce hazardous waste products.

Federal, state and local laws and regulations in the United States govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, operating results and financial condition.

Risks Relating to Our Financial Results and Need for Financing

Our historical results of operations may not be indicative of our future profitability or growth, and we may not be able to continue to maintain or increase our profitability or growth.

As of September 30, 2013, we had an accumulated deficit of $2.6 million, which was attributable to net losses incurred from our inception in 2002 through the end of 2008 when we entered into our first two collaboration agreements with Otsuka. Since September 2008, revenues from research and development activities under our collaboration agreements with Otsuka have been our only source of revenues. In the second half of 2011, Otsuka began funding our portion of the development costs under the Emixustat Agreement and we record these advances as revenues in our financial statements. We are contingently obligated to repay these advances, plus interest, with a portion of any revenues we generate, if any, from the commercialization of products under the Emixustat Agreement in future periods. For a detailed discussion of our financial condition and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In future periods, we may not succeed in maintaining recently achieved profitability and could incur additional losses. We expect to incur significant additional operating expenses associated with being a public company. We also expect that our operating expenses will continue to increase in all areas as we seek to grow our business. If revenue does not increase, our operating results will be negatively affected. You should not consider our recent growth rates of revenue and net income as indicative of our future growth.

Our operating results may fluctuate in the future, which could cause our stock price to decline.

Our quarterly and annual results of operations may fluctuate in the future due to a variety of factors, many of which are outside of our control. The revenues we generate, if any, and our operating results will be affected by numerous factors, including, but not limited to:

•	the development status of our product candidates and, particularly, the timing of any milestone payments to be paid or received by us under our collaboration agreements;

•	the incurrence of clinical expenses that could fluctuate significantly from period to period;

•	the unpredictable effects of collaborations during these periods;

•	the timing of our satisfaction of applicable regulatory requirements;

•	the rate of expansion of our clinical development and other internal development efforts;

•	the effect of competing technologies and products and market developments; and

•	general and industry-specific economic conditions.

If our operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any fluctuations in our operating results and cash flows may, in turn, cause the price of our stock to fluctuate substantially. We believe that comparisons of our historical financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We may need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unattractive terms could adversely affect our development programs and other operations.

As of September 30, 2013, we had cash, cash equivalents and investments of $21.7 million and working capital of $21.6 million. We currently believe that our available cash, cash equivalents and investments, together with our net proceeds from this offering, Otsuka’s funding of our share of development costs under the Emixustat Agreement, and interest income, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. However, our future working capital and capital expenditure requirements will depend on many factors, including:

•	the success of our collaborations with Otsuka to develop and commercialize product candidates;

•	the scope and results of our clinical trials;

•	advancement of other product candidates into development;

•	potential acquisition or licensing of other products or technologies;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of manufacturing activities;

•	the cost of commercialization activities, including product marketing, sales and distribution;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation; and

•	our ability to establish and maintain additional collaborative arrangements.

Additional financing may not be available to us when we need it or it may not be available on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail one or more of our development, licensing or acquisition programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing shareholders will experience dilution and the terms of any new equity securities may have preferences over our common stock.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before the end of that five-year period, we would cease to be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Related to this Offering

There has been no prior trading market for our common stock, an active trading market may not develop or be sustained following this offering and you may not be able to sell your shares at or above the initial offering price.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us, the selling shareholder and the underwriters, based on the results of a book-building process, and may not be indicative of the market price of our common stock after this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above this price.

Although we intend to list our shares on the Mothers market of the Tokyo Stock Exchange, or TSE, we may be unable to maintain that listing.

The market prices for securities of biotechnology and pharmaceutical companies in general, and clinical-stage companies in particular, have been highly volatile and may continue to be highly volatile in the future. Volatility in the market price for a particular company’s stock has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. The following factors, in addition to the other factors described in this “Risk Factors” section, may have a significant impact on the market price of our common stock:

•	the development status of our product candidates, including results of our clinical trials;

•	market conditions or trends related to the biotechnology and pharmaceutical industries, or the market in general;

•	announcements of technological innovations, new commercial products or other material events by our competitors or us;

•	disputes or other developments concerning our proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of our financial performance;

•	additions or departures of key personnel, particularly Dr. Kubota, or members of our board of directors;

•	discussions of our business, products, financial performance, prospects or stock price by the financial and scientific press or securities analysts or lack of analyst coverage;

•	public concern as to the safety of drugs and drug delivery techniques;

•	regulatory developments in the United States, Japan and other foreign countries;

•	changes in health care payment systems, including developments in price control legislation; or

•	general economic and political factors, including wars, terrorism, natural disasters and political unrest.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often resulted. We may become subject to this type of litigation, which is often extremely expensive and diverts management’s attention, even if such litigation is ultimately concluded in a manner favorable to us.

Purchasers in this offering will immediately experience substantial dilution in pro forma net tangible book value.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately $11.54 per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of September 30, 2013. See “Dilution.”

Furthermore, investors purchasing shares of our common stock in this offering will only own approximately 25.8% of our outstanding shares of common stock after the offering even though their aggregate investment will represent 77.6% of the total consideration received by us in connection with all initial sales of shares of our capital stock outstanding as of September 30, 2013. To the extent outstanding options to purchase our common stock are exercised, investors purchasing our common stock in this offering will experience further dilution.

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately 35.6 million shares of common stock outstanding of which 63.9% are held by holders of more than 5% of our capital stock, our directors, officers and their affiliates as a group. Accordingly, if holders of more than 5% of our capital stock or our directors or officers sell a significant number of shares of our common stock, this may have an impact on our stock price.

All of the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. Our directors, officers and security holders will be subject to market standoff agreements described under the caption “Shares Eligible for Future Sale.” Subject to the provisions of Rules 144 and 701 under the Securities Act, the 26,421,959 remaining shares, or approximately 74.2%, of our common stock outstanding after this offering will be available for sale following the expiration of these market standoff agreements. The market standoff agreements for our directors and officers expire 180 days following the date of initial sale of our securities on the Mothers market of the Tokyo Stock Exchange (the “initial sale date”) and the market standoff agreements for our security holders expire 90 days from the initial sale date. Our existing shareholders include investment funds that specialize in investment in early stage companies. Such investors may seek to dispose of their holdings once our shares are listed.

We are party to an amended and restated investors’ rights agreement with holders of our convertible preferred stock and our contingently convertible debt. Under this agreement, after giving effect to the registration of the shares held by entities related to SBI, these holders of our convertible preferred stock and contingently convertible debt are entitled to certain registration rights with respect to an aggregate of 6,697,807 shares of our common stock. See “Description of Capital Stock—Registration Rights.” If we register the resale of their shares following the expiration of the market standoff agreements, these shareholders could sell those shares in the public market without being subject to the volume and other restrictions of Rules 144 and 701.

Promptly after the date of this prospectus, we intend to register up to 7,752,424 shares of our common stock held by entities related to SBI, a greater than 5% holder of our capital stock, subject to the market standoff agreements described above. As a result, these shareholders could sell all of their shares in the public market without being subject to the volume and other restrictions of Rule 144.

In addition, promptly as possible after the date of this prospectus, we intend to register approximately 2.4 million shares of our common stock subject to options outstanding or reserved for future issuance under our stock incentive plans. Of these shares, approximately 502,951 shares will be eligible for sale upon the exercise of vested options immediately after the expiration of the market standoff agreements described above.

As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will raise our costs and may divert resources and management attention from operating our business.

We have historically operated as a private company. After this offering, we will need to file with the Securities and Exchange Commission, or SEC, annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and SEC regulations. Thus, we will need to ensure that we have the ability to prepare on a timely basis financial statements that comply with SEC reporting requirements. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the Mothers market of the TSE and the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:

•	prepare and distribute periodic reports and other shareholder communications in compliance with our obligations under the United States and Japanese securities laws and the TSE rules;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions;

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

In order to meet the listing standard of the Mothers market of the TSE, the adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2014. We are in the process of developing comprehensive documentation of our internal control over financial reporting and will be required to test its operating effectiveness on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. If we were unable to implement the controls and procedures required by Section 404 in a timely manner or otherwise to comply with Section 404, management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we might be unable to report our financial information on a timely basis and might suffer adverse regulatory consequences or violate TSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

Any future issuance of equity or debt securities by us may adversely affect the rights or value of our previously issued common stock.

If we raise additional capital through the issuance of equity or securities convertible into equity, further dilution to our then existing shareholders will result and new investors could have rights superior to the rights of holders of the shares of common stock issued in this offering. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations. In addition, the terms of future financings may restrict our ability to raise additional capital, which could delay or prevent the further development or commercialization of our product candidates.

Because the principal trading market for our shares is the Mother’s market of the Tokyo Stock Exchange, the corporate governance rules of the major U.S. stock exchanges will not apply to us. As a result, our governance practices may differ from those of a company listed on such U.S. exchanges.

Upon the closing of this offering, our governance practices may not comply with certain New York Stock Exchange and NASDAQ corporate governance standards, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that we have an audit committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, there can be no assurance that we will voluntarily comply with any of the foregoing requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

A limited number of shareholders will have the ability to influence the outcome of director elections and other matters requiring shareholder approval.

After this offering, Dr. Kubota, our largest shareholder, as an individual, and our directors and executive officers and their affiliates, as a group, will beneficially own approximately 32.6% and 32.9% of our outstanding common stock, respectively. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by Dr. Kubota and our directors and executive officers and their affiliates after this offering would be reduced to 10,250,654 shares and 10,413,684 shares, or 27.7% and 28.0%, respectively, of the total number of shares of our common stock outstanding after this offering. Dr. Kubota or these shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion over the use of proceeds from this offering, including for any purposes described in the “Use of Proceeds” section of this prospectus. You may not agree with management’s decisions, and our use of the proceeds may not yield any return on your investment in us. You will not have the opportunity, as part of your investment in our common stock, to assess whether the net proceeds of this offering will be used appropriately. The failure of our management to apply the net proceeds of this offering effectively could harm our business and financial condition, which may cause our stock price to decline. In addition, we will not receive any proceeds from the shares of our common stock sold by the selling shareholder.

Anti-takeover provisions under Washington law could make an acquisition of us more difficult and affect the market price of our common stock.

Because we are incorporated in the State of Washington, we are governed by the provisions of Chapter 23B.19 of the Washington Business Corporation Act, which prohibits certain business combinations between us and certain significant shareholders unless specified conditions are met. These provisions may also have the effect of delaying or preventing a change of control of our company, even if this change of control would benefit our shareholders. See “Description of Capital Stock.”

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward looking statements. Forward looking statements include, among other things, statements regarding our intent, belief or expectation and may include words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and expressions that convey uncertainty about future events or outcomes to identify these forward looking statements. From time to time, we make forward-looking oral and written public statements concerning our expected future operations and performance. Forward-looking statements reflect our good-faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties, including those mentioned in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections within this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Actual results may differ materially from the expectations contained in the forward-looking statements as a result of various factors.

Forward looking statements in this prospectus include, among other things, statements about:

•	our expectations regarding our revenues, expenses, effective tax rates and other results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our liquidity and working capital requirements;

•

our need to obtain additional funding and our ability to obtain future funding on acceptable terms, including funding necessary to complete the pre-clinical or clinical trials for emixustat and OPA-6566;

•	our need to obtain additional funding to discover research candidates and to advance our research candidates into the clinic;

•	the willingness of our collaborative partner to continue to co-develop or to co-promote our product candidates;

•	our anticipated uses of the net proceeds from this offering;

•	the prevalence of the diseases we target;

•	our anticipated strategies for growth and sources of new revenues;

•	our ability to attract collaborators with research, development, regulatory and commercialization expertise;

•	our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our current and future products, applications and functionality and plans to promote them;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	the performance of our third-party suppliers and manufacturers;

•	the evolution of other therapies for the treatment of the diseases we target;

•	our ability to maintain, protect and enhance our intellectual property;

•	the success of competing therapies that are or become available;

•	the risk of loss of our chief executive officer, Ryo Kubota, M.D., Ph.D., and any other key scientific or management personnel;

•	the success, cost and timing of our product development activities and clinical trials;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	management compensation and the methodology for its determination;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

•	estimates and estimate methodologies used in preparing our financial statements and determining option exercise prices; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

ESTIMATES AND STATISTICAL DATA

This prospectus also contains estimates and other statistical data, including those relating to the prevalence of sight-threatening and blinding eye diseases and respective growth rates of those diseases that we have obtained from market research reports from visiongain, Frost & Sullivan, and MarketScope and scientific publications and scientific reports, including those of the National Institutes of Health. These scientific publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $132.9 million from the sale of              shares of our common stock that we are selling in this offering, based on an assumed initial public offering price of $16.50 per share, the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling shareholder in connection with the underwriters’ exercise of their option to purchase additional shares, although we will pay the expenses (other than underwriting discounts and commissions) associated with the sale of those shares. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by approximately $8.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The principal purposes of our selling shares in this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including sales and marketing expenditures, research and development expenditures, general and administrative expenditures and capital expenditures. We intend to allocate the net proceeds of this offering for the following uses during the three years ending December 31, 2016:

•	$63 million in research and development expenditures, including the development of emixustat in Europe as well as our other VCM-based product candidates;

•	$36 million in sales and marketing expenditures as we plan to establish our own specialized ophthalmic sales and marketing infrastructure; and

•	approximately $34 million in general and administrative expenses and capital expenditures.

The amounts and timing of our actual expenditures will depend on numerous factors, including the success of our studies, changes in our business strategy, the amount of cash used in or generated by our operations and the extent to which we exercise co-promotion rights under our collaboration agreements. In addition, we may use a portion of the net proceeds for the acquisition of, or investment in, product candidates, new products, intellectual property rights to products or companies that complement our business. We are not currently in discussions and have no commitments with respect to any such acquisitions or investments.

Our management will have broad discretion in the application of the net proceeds, and you will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in interest-bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

DIVIDEND POLICY

We have not declared or paid a cash dividend on our capital stock and do not intend to pay cash dividends for the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and growth of our business. All dividends are subject to the approval of our board of directors. Any future determinations to pay dividends on our capital stock would depend on our results of operations, our financial condition and liquidity requirements, restrictions that may be imposed by applicable law or our contracts, and any other factors that our board of directors in its sole discretion may consider relevant in declaring a dividend.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments and capitalization as of September 30, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,813,867 shares of our common stock effective upon the closing of this offering (ii) the automatic conversion of all outstanding contingently convertible debt into an aggregate of 3,636,364 shares of our common stock effective upon the closing of this offering and (iii) the amendment and restatement of our articles of incorporation immediately following the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments and give effect to the issuance and sale by us of 9,200,000 shares of common stock in this offering and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $16.50 per share (the midpoint of the price range on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only. Our capitalization following this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(Unaudited) (In thousands)
Cash, cash equivalents and investments	$21,719	$21,719	$158,738

Maturities of contingently convertible debt, related party	12,000	—	—
Shareholders’ equity:
Convertible preferred stock, no par value, 52,453 shares authorized:
Series A, no par value, 2,734 shares authorized, issued and outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma as adjusted); and liquidation value of $2,051	2,051	—	—
Series B, no par value, 17,900 shares authorized, issued and outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma as adjusted); and liquidation value of $13,425	13,387	—	—
Series C, no par value, 31,818 shares authorized, 11,807 shares issued and outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma as adjusted); and liquidation value of $12,988	12,771	—	—
Common stock, no par value; 60,000 shares authorized; 11,972 shares issued and outstanding (actual); 100,000 shares authorized and 26,422 shares issued and outstanding (pro forma); and 100,000 shares authorized and 35,622 shares issued and outstanding (pro forma as adjusted)	3,654	43,863	176,760
Additional paid-in capital	2,638	2,638	2,638
Accumulated other comprehensive loss	(13)	(13)	(13)
Accumulated deficit	(2,648)	(2,648)	(2,648)

Total shareholders’ equity	31,840	43,840	176,737

Total capitalization	$43,840	$43,840	$176,737

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share (the midpoint of the price range on the cover page of this prospectus) would increase or decrease the amount of cash, cash equivalents and investments, additional paid-in capital and total shareholders’ equity and total capitalization by approximately $8.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable in connection with this offering. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares in the table above excludes, as of September 30, 2013:

•	724,531 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013 with a weighted average exercise price of $7.25 per share; and

•

1,536,670 shares of our common stock reserved for issuance under our 2014 Equity Incentive Plan (which includes 1,236,670 shares of common stock reserved, as of September 30, 2013, for future issuance under our 2012 Equity Incentive Plan, which shares will be added to the shares reserved under our 2014 Equity Incentive Plan upon the effectiveness of the 2014 Equity Incentive Plan if those shares are not issued or subject to outstanding grants under the 2012 Stock Incentive Plan at that time), which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value of our common stock after giving effect to this offering. As of September 30, 2013, our net tangible book value was approximately $27.7 million, or $2.32 per share. In addition, as of September 30, 2013, our pro forma net tangible book value, before giving effect to this offering, was approximately $39.7 million, or $1.50 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,813,867 shares of our common stock and the automatic conversion of all of our contingently convertible debt into an aggregate of 3,636,364 shares of our common stock.

After giving effect to the sale by us of the 9,200,000 shares of our common stock offered by us in this prospectus at an assumed initial public offering price of $16.50 per share (the midpoint of the price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been approximately $176.7 million, or $4.96 per share. This represents an immediate increase in pro forma net tangible book value of $3.46 per share to existing shareholders and an immediate dilution of $11.54 per share to new investors purchasing shares of our common stock at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share of our common stock		$16.50
Historical net tangible book value per share as of September 30, 2013	$2.32
Pro forma decrease in net tangible book value per share as of September 30, 2013 attributable to conversion of convertible preferred stock and convertible notes	0.82

Pro forma net tangible book value per share as of September 30, 2013 before giving effect to this offering	1.50
Increase in pro forma net tangible book value per share attributable to new investors	3.46

Pro forma as adjusted net tangible book value per share as of September 30, 2013 after giving effect to this offering		4.96

Dilution per share to new investors		$11.54

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $0.24 per share and the dilution to new investors by $0.76 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2013, described above, the difference between our existing shareholders and the purchasers of shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us, based on an assumed initial public offering price of $16.50 per share (the midpoint of the price range on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share data)
Existing shareholders	26,422	74.2%	$43,863	22.4%	$ 1.66
New investors	9,200	25.8	151,800	77.6	16.50

Total	35,622	100.0%	195,663	100.0%

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing shareholders after this offering would be reduced to 25,041,959 shares, or 70.3%, of the total number of shares of our common stock outstanding after this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all shareholders by approximately $8.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The foregoing calculations are based on 11,971,728 shares of our common stock outstanding as of September 30, 2013 and exclude:

•	724,531 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013 with a weighted average exercise price of $7.25 per share; and

•

1,536,670 shares of our common stock reserved for issuance under our 2014 Equity Incentive Plan (which includes 1,236,670 shares of common stock reserved, as of September 30, 2013, for future issuance under our 2012 Equity Incentive Plan, which shares will be added to the shares reserved under our 2014 Equity Incentive Plan upon the effectiveness of the 2014 Equity Incentive Plan if those shares are not issued or subject to outstanding grants under the 2012 Stock Incentive Plan at that time), which will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

The foregoing discussion and tables assume no exercise of our stock options outstanding as of September 30, 2013, consisting of 724,531 shares of our common stock issuable upon the exercise of stock options with a weighted average exercise price of approximately $7.25 per share. If all of these options were exercised, then:

•	dilution to new investors would be reduced by $0.05 per share;

•

our existing shareholders, including the holders of these options, would own 74.7% and our new investors would own 25.3% of the total number of shares of our common stock outstanding upon the completion of this offering; and

•

our existing shareholders, including the holders of these options, would have paid 24.4% of total consideration, at an average price per share of $1.81, and our new investors would have paid 75.6% of total consideration.

SELECTED FINANCIAL DATA

The following tables present selected historical financial data for our business. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, related notes and other financial information, each included elsewhere in this prospectus. The selected financial data in this section are not intended to replace our financial statements and are qualified in their entirety by our financial statements and related notes.

The selected statement of income data for the years ended December 31, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 are derived from our audited financial statements and related notes. The selected statement of income data for the nine months ended September 30, 2012 and 2013 and the selected balance sheet data as of September 30, 2013 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial data reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of these statements. Our historical results are not necessarily indicative of the results to be expected for any future periods.

The pro forma per share data include the effect of the automatic conversion of all currently outstanding shares of our convertible preferred stock and contingently convertible debt into shares of our common stock effective upon the closing of this offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For information concerning the calculation of diluted and pro forma per share information, please refer to note 2 to our financial statements.

	Year Ended December 31,		Nine Months Ended September 30,
Statements of Income Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Revenues from collaborations with related party	$34,226	$46,424	$35,141	$41,695
Expenses:
Research and development	24,183	31,604	22,695	26,221
General and administrative	6,174	7,787	5,593	7,724

Total expenses	30,357	39,391	28,648	33,945

Income from operations	3,869	7,033	6,493	7,750
Other income (expense), net:
Interest income	21	27	24	101
Interest expense	(143)	(138)	(104)	(88)
Other income (expense), net	39	(97)	(21)	71

Income before income tax	3,786	6,825	6,392	7,834
Income tax benefit (expense)	2,480	(2,647)	2,283	2,723

Net income	$6,266	$4,178	$4,109	$5,111
Net income attributable to participating securities	4,584	3,056	2,006	3,735

Net income attributable to common shareholders	$1,682	$1,122	$1,103	$1,376

Net income per share attributable to common shareholders, basic	$0.14	$0.09	$0.09	$0.12

Weighted average shares used to compute net income per share attributable to common shareholders, basic	11,897	11,901	11,900	11,961
Net income attributable to common shareholders per share, diluted	$0.14	$0.09	$0.09	$0.11

	Year Ended December 31,		Nine Months Ended September 30,
Statements of Income Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Weighted average shares used to compute net income per share attributable to common shareholders, diluted	12,045	12,158	12,147	12,346
Pro forma net income attributable to common shareholders per share, basic		$0.16		$0.20

Weighted average shares used to compute pro forma net income attributable to common shareholders per share, basic		26,351		26,411
Pro forma net income attributable to common shareholders per share, diluted		$0.16		$0.19

Weighted average shares used to compute pro forma net income attributable to common shareholders per share, diluted		26,608		26,796

	As of December 31,		As of September 30, 2013
Balance Sheet Data:	2011	2012
	(in thousands)
Cash, cash equivalents and investments	$19,117	$23,566	$21,719
Working capital	15,477	25,990	21,636
Total assets	41,495	47,024	52,483
Long-term deferred revenue from collaborations with related party	2,000	2,570	—
Contingently convertible debt, related party (including current portion)	12,000	12,000	12,000
Convertible preferred stock	28,209	28,209	28,209
Accumulated deficit	(11,937)	(7,759)	(2,648)
Total shareholders’ equity	20,840	25,607	31,840

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes to our financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a clinical-stage biotechnology company that specializes in discovering and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. We focus on developing oral products based on our proprietary visual cycle modulation, or VCM, compounds to address a variety of retinal diseases, primarily age-related macular degeneration, or AMD, diabetic retinopathy, or DR, and diabetic macular edema, or DME, and potentially Stargardt disease, retinitis pigmentosa and retinopathy of prematurity. Our product candidates are designed to address the root cause of these diseases by reducing toxic by-products and oxidative damage as well as protecting the retina from light damage.

We were formed in April 2002 to pursue treatments for eye diseases. In 2003, we entered into an agreement with a pharmaceutical company to generate certain pre-clinical data from our screening technology on several of that company’s drug compounds. From 2003 through 2005, we entered into several collaboration agreements with another company to develop a cell-based discovery tool under which we generated revenue from a cost sharing arrangement. In 2006 and 2007, we entered into agreements, each with a different pharmaceutical company, to generate pre-clinical data on several drug compounds. From inception to the year ended December 31, 2007, we generated insignificant revenue under these research and development arrangements.

Commencing in 2007, we began focusing our development efforts on VCM. In April 2008, we submitted an investigational new drug application to the FDA for emixustat hydrochloride, or emixustat, our internally developed, orally-administered VCM compound, and in May 2008, the application became effective.

In September 2008, we entered into an agreement with Otsuka Pharmaceutical Co., Ltd., or Otsuka, a global pharmaceutical company based in Japan, to co-develop and commercialize emixustat and emixustat’s backup compounds for dry AMD and other ophthalmic indications. Under the terms of this agreement, which we refer to as the Emixustat Agreement, Otsuka paid us a $5.0 million initial license fee and agreed, among other things, to fund up to $40.0 million of all development costs and provide us with a three-year $15.0 million cooperative research program relating to emixustat’s other potential indications and its backup compounds. Otsuka fulfilled its $40.0 million development funding commitment and its $15.0 million three-year cooperative research program commitment in 2011. Beginning in 2011, we have been sharing the development costs under the agreement, with Otsuka funding our share of these development costs, which are repayable from our share of the profits, if any, or sale or licensing proceeds, if any, from the commercialization of emixustat. As discussed in the notes to our financial statements, we recognize revenue related to the receipt of the funds as it is earned and, during the year ended December 31, 2012 and the nine months ended September 30, 2013, have recognized revenue of approximately $9.7 million and $11.6 million, respectively, under this arrangement. As of September 30, 2013, $0.9 million of accrued interest was contingently repayable under the arrangement. The Emixustat Agreement also provides for royalty payments between the parties, profit-and-loss sharing under certain conditions and the opportunity for us to earn up to $257.5 million in milestone payments from Otsuka based on the achievement of various development, regulatory and sales objectives. In the first quarter of 2013, we earned a $5.0 million milestone payment under this agreement related to the initiation of a Phase 2b/3 trial in the United States for emixustat, which is currently ongoing.

Since Otsuka fulfilled its $15.0 million three-year cooperative research program commitment under the Emixustat Agreement in 2011, we have continued to invest in our independent discovery research activities related to our VCM compounds. We expect our research and development expenses to increase as we continue to discover and develop product candidates.

In September 2008, we also entered into an agreement with Otsuka to co-develop rebamipide ophthalmic suspension, or rebamipide, for the treatment of dry eye syndrome in the United States. Under the terms of this agreement, which we refer to as the Rebamipide Agreement, Otsuka paid us an initial $2.0 million fee, which we recorded as deferred revenue, and agreed, among other things, to fund all development costs incurred thereunder and to make up to $30.0 million in milestone payments based on the achievement of various development and regulatory objectives and royalty payments of up to 6% based on achievement of certain sales levels. In 2012, we earned a $5.0 million milestone payment under this agreement related to the initiation of the Phase 3 clinical trial in the United States for rebamipide. In September 2013, Otsuka elected to abandon the development of rebamipide in the United States and terminated the Rebamipide Agreement due to the fact that the primary endpoints were not met in the Phase 3 clinical trial in the United States. The associated clinical trials were suspended and our development activities halted. As a result of the termination of the Rebamipide Agreement, the refund provisions related to the $2.0 million fee expired and we subsequently recognized $2.0 million as revenue in the quarter ended September 30, 2013. In addition, in October 2013, we announced a plan to reduce expenses, including a workforce reduction, as a result of the termination of the Rebamipide Agreement. We will implement the plan in the fourth quarter and anticipate recording a charge related to severance, other termination benefits, and outplacement services, in the three months ending December 31, 2013.

In September 2010, we entered into an agreement with Otsuka to co-develop, and have the option to co-promote, OPA-6566, an adenosine A2a receptor agonist, in the United States for the treatment of glaucoma. Under this agreement, which we refer to as the Glaucoma Agreement, Otsuka has agreed, among other things, to fund all development costs until we exercise our option to opt-in to co-develop and co-promote OPA-6566 in the United States with Otsuka, and thereafter we would share development costs and be responsible for our share of commercialization costs, in each case subject to certain limitations. The Glaucoma Agreement also provides for potential milestone payments and opt-in fees of up to $130 million that are payable by us to Otsuka, based upon various regulatory and sales objectives. We conducted Phase 1/2 clinical trials in the United States for OPA-6566 in 2012, and we and Otsuka are currently evaluating next steps for the program.

As of September 30, 2013, we had an accumulated deficit of $2.6 million and shareholders’ equity of $31.8 million. We funded our operations in 2002 through 2007 primarily by the sale of shares of our convertible preferred stock for net proceeds to our company of $28.2 million. In 2006, we issued four contingently convertible notes in an aggregate principal amount of $12.0 million which have been extended in various amounts and at varying dates by the note holders. The remainder of our funding to date has principally come from up-front or initial license fees, research and development activities under our collaboration agreements, milestone payments and Otsuka’s funding of our portion of development costs under the Emixustat Agreement. As of September 30, 2013, we had $21.7 million in cash, cash equivalents and investments and a $5.0 million line of credit secured by $5.8 million of restricted short and long term investments.

Although the rebamipide collaboration agreement was terminated in 2013, we expect revenue from collaborations with related party to increase from 2013 to 2014 as the emixustat clinical trials progress. For 2014, we expect income before income tax to be slightly above breakeven, ranging from $0.1 million to $0.6 million, with the expected decrease from 2013 being attributable to the fact that no milestone revenue is expected to be earned in 2014. In 2013, we earned $7.0 million in milestone revenue.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

One of our business strategies is to enter into collaboration agreements with pharmaceutical companies for the development and commercialization of product candidates. The terms of the agreements may include nonrefundable license fees, funding of research and development activities, payments based upon achievement of development milestones, payments based upon achievement of regulatory and revenue milestones, and product sales or royalties on product sales. We recognize revenue when four basic criteria have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services rendered; (c) the fee is fixed or determinable; and (d) collectability is reasonably assured.

Multiple Element Arrangements

Our collaboration agreements are multiple element arrangements which were analyzed to identify the deliverables included in the agreements and determine if the deliverables qualify as separate units of accounting. Deliverables are considered a separate unit of accounting when all of the following criteria are met: (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. There are no rights of return in any of our collaboration agreements.

Arrangement consideration is allocated to the separate units of accounting based on their relative selling price. We follow a hierarchy to determine the selling price for each unit of accounting, determining first if there is vendor-specific objective evidence, or VSOE, of fair value (the price at which the goods or services are regularly sold by us on a standalone basis). If VSOE of fair value is not available, third-party evidence, or TPE, of vendors selling similar goods or services to similarly situated customers on a standalone basis is used to establish fair value. If neither VSOE nor TPE of fair value exists, we use our best estimate of the selling price, or BESP, for that unit of accounting. Our BESP represents the price at which we would transact if the unit of accounting were sold by us regularly on a standalone basis. In accordance with our hierarchical approach, we determined that neither VSOE nor TPE were available and relied on BESP to establish fair value for the various units of accounting under our collaboration agreements.

Once the selling price for each unit of accounting has been established, the consideration received is allocated among the units of accounting based on their relative selling price, and the applicable revenue recognition criteria are applied to each of the separate units. The amount of arrangement consideration allocable to a delivered item that is a separate unit of accounting is limited to arrangement consideration that is fixed or determinable. Payments that are contingent upon the occurrence of future events that are not exclusively within our control are excluded from the allocable arrangement consideration until the contingency is resolved.

When we have continuing performance obligations, revenue is recognized using one of two methods, a proportional performance model or a time-based method. When we are able to estimate the total amount of services under a unit of accounting and such performance obligations are provided on a best-efforts basis, revenue is recognized using a proportional performance model. Costs incurred to date compared to total expected costs are used to determine proportional performance, as this is considered to be representative of the delivery of outputs. Changes in estimates of total expected costs are accounted for prospectively as a change in estimates. When we cannot reasonably estimate the total amount of service that is to be performed, but can reasonably estimate when the performance obligation ceases or becomes inconsequential, a time-based method is used to recognize revenue. Under the time-based method, revenue is recognized ratably over the estimated performance period of the unit of accounting, but not before the removal of any contingencies. If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until the time at which we can reasonably estimate when the performance obligation ceases or becomes inconsequential and perfunctory. Revenue is then recognized over the remaining estimated period of performance. Significant judgment is required in determining the level of effort required and the period over which we are expected to complete our performance obligations under each unit of accounting.

Substantive Milestone Payments

Our collaboration agreements contain substantive milestones. A substantive milestone is defined as an event that meets the following conditions: (i) there is substantive uncertainty on the date the arrangement is entered into about whether the event will be achieved; (ii) achievement of the event is based in whole, or in part, on either our performance or a specific outcome resulting from our performance; and (iii) achievement of the event results in additional payment due to us. For a milestone to be considered substantive, the payment associated with its achievement must have all of the following characteristics: (i) relate solely to our past performance; (ii) be reasonable, relative to all of the deliverables and payment terms in the arrangement; and (iii) be commensurate with either our effort required to achieve the milestone or the enhanced value of the delivered item(s) as a result of the milestone achievement.

Substantive milestone payments are recognized upon achievement of the milestone only if all of the previous conditions are met and the milestone payments are nonrefundable. Determination as to whether a payment meets the aforementioned conditions involves our judgment. We have evaluated the nature of our arrangements and have elected to make a policy election to apply the milestone method where appropriate for our arrangements.

If any of the aforementioned conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore, the resulting payment would be determined to be part of the allocable arrangement consideration and would be recognized as revenue as such performance obligations are performed under either the proportional performance or time-based methods, as applicable, and in accordance with the policies as described above.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. Our long term deferred revenue at December 31, 2012 consisted of the $2.0 million up-front payment we received from Otsuka based on the terms of the Rebamipide Agreement. This amount was recognized as revenue in the quarter ended September 30, 2013 as the refund provisions expired after Otsuka elected to stop development of rebamipide in the United States. Other deferred revenue represents advanced payments received for our share of the funding of activities under the Emixustat Agreement.

Funded Development

As the Emixustat Agreement contains elements of funded development, we evaluated the agreement to determine if our obligation to Otsuka should be accounted for as a liability to repay a loan or as an obligation to perform contractual services. To conclude that a liability to repay a loan does not exist, the transfer of the financial risk involved with research and development from us to Otsuka must be substantive and genuine. We determined that our obligation to Otsuka should be accounted for as an obligation to perform contractual services because repayment depends solely on the results of development having future economic benefit. Consequently, amounts received from Otsuka for our share of development costs under the arrangement are recognized as revenue. Through September 30, 2013, we had recognized revenue of approximately $27.0 million, which amounts are contingently repayable as described above. As of September 30, 2013, the contingently repayable funding has accrued $0.9 million of interest, which is also contingently repayable under the same terms as the funding.

Research and Development and Clinical Trial Accounting

Research and development expenses include salaries, fees paid to external service providers and contract research organizations to conduct research and development activities, laboratory supplies, license fees, consulting fees and travel. Research and development costs are expensed as incurred. Certain indirect expenses are allocated between research and development, and general and administrative expenses as appropriate.

We record prepaid assets and accrued liabilities related to our clinical trials, associated with contract research organizations, clinical trial investigators and other vendors, based upon amounts paid and the estimated amount of work completed on each clinical trial or other activity. The financial terms of agreements vary from vendor to vendor and may result in uneven payment flows. As such, if we have advanced funds exceeding our estimate of the work completed, we record a prepaid asset. If our estimate of the work completed exceeds the amount paid, an accrued liability is recorded. All such costs are charged to research and development expenses based on these estimates or on actual costs incurred. Our estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with our contract research organizations and review of contractual terms. However, if we have incomplete or inaccurate information, we may underestimate or overestimate activity levels associated with various clinical trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual level of activities becomes known. To date, we have not experienced material changes in these estimates. Additionally, we do not expect material adjustments to research and development expenses to result from changes in the nature and level of clinical trial activity and related expenses that are currently subject to estimation. In the future, as we expand our clinical trial activities, we expect to have increased levels of research and development costs that will be subject to estimation.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have already been recognized in our financial statements or tax returns. We record the net operating loss, or NOL, associated with certain stock option exercises directly to shareholders equity only when they reduce income taxes payable. Deferred tax liabilities and assets are based on the difference between financial statement carrying amounts and the tax basis of assets and liabilities, operating loss, and tax credit carryforwards and are measured using enacted tax rates expected to be in effect in the years the differences or carryforwards are anticipated to be recovered or settled. Our deferred tax asset is primarily derived from temporary differences in NOL carryforwards and research and development tax credit carryforwards. A valuation allowance is established when we believe that it is more likely than not that benefits of the deferred tax assets will not be realized.

Tax Loss Carryforwards

As of December 31, 2012 and September 30, 2013, we had NOL carryforwards of $2.7 million and $0, respectively, and research and development tax credit carryforwards of $1.6 million and $0.9 million, respectively. The carryforwards are available to offset future tax liabilities. The research and development tax credits expire between 2022 and 2031. The annual limitation may result in the expiration of carryforwards before they can be utilized.

Uncertain Tax Positions

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in our financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We did not have unrecognized tax benefits as of December 31, 2012 or September 30, 2013, and we do not anticipate any significant changes in our unrecognized tax benefits over the next twelve months. Interest and penalties, if applicable, are recorded as tax expense.

Stock-Based Compensation

Stock-based compensation expense is based on the estimated fair value of the equity award on the date of the grant, and is recognized as expense, less estimated forfeitures, over the requisite service period, which is generally the vesting period. The fair value of each equity award is estimated using the Black-Scholes option-pricing model. We recognize stock-based compensation expense on a straight-line method. Determining the fair value of stock-based awards at the grant date requires management’s judgment regarding the following assumptions:

Volatility. As there was no public market for our common stock prior to our initial public offering and, therefore, a lack of company-specific historical or implied volatility data, we have determined the share-price volatility based on an analysis of certain publicly-traded companies that we consider our peer group. The companies in our peer group were selected in order to get a representation of companies that have similar characteristics to us, such as a mix of trials underway, strategic collaborations in place, company size, geographic location, and product candidate portfolio. The companies selected also have varying revenue levels (including some which are essentially pre-revenue or just recently into meaningful revenue generation) and profitability (including negative profitability). Our peer group includes some companies with marketed products. While the presence or absence of marketed products was not part of our selection criteria for peer companies, we believe it is appropriate to include companies with marketed products because we are currently operating with net income and positive operating cash flow, which is typical of companies with marketed products.

Expected term. We estimate the expected life of employee share options based on the simplified method. Under this approach, the expected term is presumed to be the average between the vesting period and the contractual term. The expected term for options granted to nonemployees is generally the contractual term of the option.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury Note on the date of grant with a term substantially equal to the corresponding option’s expected term. In the case where an option’s expected term does not match the published interest rates, we interpolate the rate on a straight-line basis.

Dividend yield. We have never paid, nor expect to pay in the foreseeable future, dividends on our common stock.

Fair value of underlying stock. As there was no public market for our common stock prior to our initial public offering, we determined the fair market value of our common stock as outlined in the following section, “—Valuation of Common Stock.”

Valuation of Common Stock

The following table summarizes information by grant date for the stock options we have granted since January 1, 2012. As discussed below, we have determined for each grant that the exercise price equaled the deemed fair value per share of our common stock as of the date of the grant.

Grant Date	Number of Shares Subject to Options Granted	Exercise Price Per Share	Deemed Fair Value of Our Common Stock Per Share	Weighted Average Estimated Fair Value of Options Per Share
5/24/2012	163,900	$9.30	$9.30	$5.88
11/6/2012	90,000	10.33	10.33	5.01
2/14/2013	55,000	10.33	10.33	4.71
5/22/2013	55,250	22.69	22.69	11.07

Based on an assumed initial public offering price of $16.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic values of outstanding vested and unvested options to purchase shares of our common stock as of September 30, 2013 would have been $4.9 million and $1.8 million, respectively.

We are required to estimate the deemed fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option-pricing model. The deemed fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. Since December 2006, we have obtained valuation analyses prepared by a third-party valuation firm to assist us in determining the deemed fair value of our common stock. The valuations used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Guide. In connection with these valuations, we provided projections for revenue and expenses on a pro-forma basis, information about our compounds in development, our performance and economic and financial market conditions to the third-party valuation firm, which used this and other information to perform its valuation analyses. Our board of directors reviewed and approved these valuations in conjunction with stock-based compensation grants. In determining the fair value of our common stock, the board of directors considered these valuation reports, and other qualitative and quantitative factors that they considered relevant, including:

•	the development status of our compounds and our ability to successfully develop and commercialize the compounds;

•	the relationship with our collaboration partner;

•	continuing research programs outside the compounds licensed though our collaboration agreements;

•	our ability to enter into additional collaboration agreements;

•	historical financial performance;

•	revenue and income projections;

•	our cash burn rate;

•	the market value of stock of our peer companies; and

•	present value of possible future cash flows.

As outlined below, the third-party valuation firm performed a top-down valuation by applying an income approach, or Income Approach, to estimate a business enterprise value from which the estimated deemed fair value of our common stock was derived. We prepared financial forecasts for revenue, expenses and cash flow on a pro-forma basis up to the year 2028, which approximated the end of the initial patent life of emixustat. The third-party valuation firm used this forecast in its discounted cash flow, or DCF, methodology to estimate our enterprise value using the Income Approach. The financial forecasts were based on a number of assumptions, including assumptions regarding the development stage of our compounds, our ability to successfully develop and commercialize the compounds, and our on-going relationship with our collaboration partner.

Under the Income Approach using the DCF methodology, estimated future free cash flow returns are discounted to present value at an appropriate rate of return for the investment, where the discount reflects the degree of risk associated with the future returns and returns available from alternative investments. Higher risk leads to a higher discount rate, which produces a lower value for the investment. Under the Income Approach, discrete period cash flows were estimated over several years, and estimated in a residual period. The analysis was based on a number of assumptions, including:

•	the development phase of our compounds and the probabilities that the compounds will continue to be developed and will be commercialized;

•

our expected revenue growth, cost of revenues, operating expenses, depreciation expense, income taxes and capital expenditures for the current and future years, which assumptions were based on our estimates as of the effective date of the valuation; and

•	a discount rate, which was applied to the forecasted discrete period cash flows and the residual cash flows projected beyond the discrete period.

After using the DCF methodology to arrive at a business enterprise value, the valuation then added our cash balance to the enterprise value to arrive at the fair value of invested capital, or the value available to all investors of a company, including equity capital (common stock and securities convertible into or exercisable for common stock), before consideration of any non-operating assets or liabilities. After arriving at the fair value for our total invested capital, the total value of equity is allocated over each series of our convertible preferred stock, contingently convertible debt, common stock and options to purchase common stock. Consistent with the Practice Guide, the value of each share of convertible preferred stock, contingently convertible debt and each share of common stock can be inferred from option-pricing methodology analysis. Effective for the May 1, 2013 valuation, we adopted the probability-weighted expected return method (PWERM) due to our proximity to an IPO. Before deciding to change valuation methodologies, we evaluated both the option-pricing methodology and PWERM. Given the short time frame to IPO and the high enterprise value relative to the liquidation preferences of the preferred stock and contingently convertible debt, the liquidation preferences had minimal value under the option-pricing methodology. Thus the estimated common stock value was substantially the same under the PWERM and the option-pricing methods.

The option pricing methodology analysis models the fair value of the various securities comprising a company’s capital structure as a series of call options on the proceeds expected from the sale of the company or the liquidation of its assets at some future date. The model estimates the fair value of each class of securities as a function of the current estimated fair value of the company and assumptions based on the rights and preferences of the respective class. Under the option-pricing methodology used by the third-party valuation firm, the enterprise value was allocated to the convertible preferred stock, contingently convertible debt, common stock, and options to purchase common stock using a version of the Black-Scholes option valuation methodology. To determine the Black-Scholes assumptions, the time to a liquidity event is estimated, the risk-free rate is determined (typically based on the rate available on a government security whose term matches the assumed time to liquidity) and the volatility assumption is determined. For a private company, volatility is based on the historical stock performance for comparable public companies and consideration of the relative lifecycle stage of the company.

The PWERM involves a forward-looking analysis of the possible future outcomes of a company’s business. This method is particularly useful when discrete future outcomes can be predicted with high confidence and with a probability distribution. Discrete future outcomes considered under the PWERM include non-IPO market-based outcomes as well as IPO scenarios. In the non-IPO scenarios, a large portion of the aggregate equity value is allocated to the convertible preferred stock to incorporate higher aggregate liquidation preferences. In the IPO scenarios, the aggregate equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes the common stock to have a higher relative value per share than under the non-IPO scenario. The fair values of the business determined using the non-IPO and IPO scenarios are weighted according to an estimate of the probability of each scenario.

After the option method or PWERM, as the case may be, was used to allocate the enterprise value to the convertible preferred stock, contingently convertible debt, common stock, and options to purchase common stock, a discount for “lack of marketability” was applied to the amount allocated to the common stock which was used to determine the value of the common stock. As for “lack of marketability,” the holder of a non-marketable investment is subject to the risk that the investment’s value will decline before the investment can be sold to another investor in a private transaction. Conversely, the holder of an investment that is identical but for the fact that there exists an active public market for such investment is not subject to the same risk. Therefore, the holder of the non-marketable investment will have a higher required rate of return on the investment than the holder of the marketable investment. Consequently, the non-marketable investment will sell at a discount to the otherwise identical marketable investment. Ultimately, the factors that influence the size of the discount for lack of marketability fall into two categories: (1) factors that affect the duration of the holding period necessary to locate a buyer and negotiate a sale or to offer shares through a public offering, and (2) factors that affect the degree of risk faced per unit of time during this holding period. Risk per unit of time, according to modern investment theory, is the volatility of an investment’s total return (i.e., both dividends and capital appreciation), or the propensity for an investment’s actual return to differ from its expected return. Factors that either increase the duration of the holding period or increase the expected volatility of an investment’s total return result in higher discounts for lack of marketability.

April 1, 2012 Valuation

As of April 1, 2012, our board of directors determined the deemed fair value of our common stock to be $9.30 per share. Our board of directors determined this price taking into account the third-party valuation of our common stock performed as of April 1, 2012, which estimated that the deemed fair value of our common stock at that time was $9.30 per share. In the April 1, 2012 valuation, under the Income Approach, a discount rate of 22% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of total invested capital. A portion of the fair value for our total invested capital was then allocated to our common stock under the option-valuation methodology, assuming the following inputs: risk free rate of approximately 0.26%; volatility of approximately 55% (based on our peer group); and time to expiration of approximately one and a half years. Finally, the valuation applied a marketability discount of 25% to account for the lack of marketability relative to a public market and our proximity to an initial public offering. The revenue assumptions used in the April 1, 2012 valuation reflected a targeted NDA approval date for emixustat of 2019.

Based on this valuation and other factors, our board of directors used $9.30 per share for the exercise price of the options that it granted on May 24, 2012, which it deemed to be the fair value of our common stock on the grant date. Our board of directors granted no other options during the period between the April 1, 2012 valuation and the date of the subsequent valuation as of October 1, 2012.

October 1, 2012 Valuation

As of October 1, 2012, our board of directors determined the deemed fair value of our common stock to be $10.33 per share. Our board of directors determined this price taking into account the third-party valuation of our common stock performed as of October 1, 2012, which estimated that the deemed fair value of our common stock at that time was $10.33 per share. In the October 1, 2012 valuation, under the Income Approach, a discount rate of 22% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of total invested capital. A portion of the fair value for our total invested capital was then allocated to our common stock under the option-valuation methodology, assuming the following inputs: risk free rate of approximately 0.17%; volatility of approximately 50% (based on our peer group); and time to expiration of approximately one year. Finally, the valuation applied a marketability discount of 20% to account for the lack of marketability relative to a public market and our proximity to an initial public offering.

Based on this valuation and other factors, our board of directors used $10.33 per share for the exercise price of the options that it granted on November 6, 2012 and February 14, 2013, which it deemed to be the fair value of our common stock on the grant dates.

We believe that the increase in the deemed fair value of our common stock from the April 1, 2012 valuation of $9.30 per share to the October 1, 2012 valuation of $10.33 per share was due to the combined effect of a revision of the revenue assumptions relating to emixustat that we used in the Income Approach and our continued progress towards the completion of an initial public offering. The revenue assumptions used in the October 1, 2012 valuation reflected an increased estimate for the dry AMD patient population in future years, resulting in additional revenue opportunity, and continued to reflect a targeted NDA approval date for emixustat of 2019. The marketability discount was decreased from 25% to 20% given our progress towards an initial public offering.

May 1, 2013 Valuation

As of May 1, 2013, our board of directors determined the deemed fair value of our common stock to be $22.69 per share. Our board of directors determined this price taking into account the third-party valuation of our common stock performed as of May 1, 2013, which estimated that the deemed fair value of our common stock at that time was $22.69 per share, and the acceleration of our development programs described below. In the May 1, 2013 valuation, under the Income Approach, a discount rate of 21% was applied. After arriving at a business enterprise value, our cash balance was added to arrive at the fair value of total invested capital. A portion of the fair value for our total invested capital was then allocated to our common stock under the PWERM, assuming a 100% probability of an IPO occurring with a 100% conversion rate of preferred shares and contingently convertible debt into common shares. Finally, the valuation applied a marketability discount of 20% to account for the lack of marketability relative to a public market and our proximity to an initial public offering. We did not utilize the option pricing methodology in connection with the May 1, 2013 valuation. For this valuation, we reviewed the list of peer companies used in our valuation analysis and added certain Japanese exchange-listed companies in light of our plans to list our common stock on the Mother’s market of the Tokyo Stock Exchange. Neither these peer group changes nor the transition to PWERM had a material impact on the valuation of our common stock as of May 1, 2013.

Based on this valuation and other factors, our board of directors used $22.69 per share for the exercise price of the options that it granted on May 22, 2013, which it deemed to be the fair value of our common stock on the grant date.

In late February 2013, the composition of the Joint Development Committee, or JDC, changed, and we believe this change provided an opportunity to reconsider an alternative regulatory approval strategy for emixustat based on prior communications with the FDA. This alternative approach contemplated fewer trials if the results strongly demonstrated efficacy and safety of the compound and would, therefore, bring emixustat to market sooner than planned. In addition, we reevaluated our planned time-to-regulatory approval for rebamipide, our now discontinued drug candidate, based on newly anticipated resource availability. In March and April 2013, we prepared an updated development schedule for our business operations and communicated to the JDC our desire and ability to accelerate our development programs. Following the April JDC meeting, we finalized our business plan and began working towards the new timelines for our programs. The acceleration in the commercialization timelines led to a corresponding acceleration of the revenue assumptions used in our valuation. As a result, our board of directors determined there had been critical events which had an impact on our valuation, justifying the increase in the deemed fair value of our common stock from the October 1, 2012 valuation of $10.33 per share to the May 1, 2013 valuation of $22.69 per share.

Description of Operating Accounts

Revenue to date has been generated primarily by our research and development activities based on the collaboration and license agreements with Otsuka. Our revenue primarily consists of reimbursement from Otsuka for our fees paid to external service providers in connection with the collaboration agreements, Otsuka’s funding of our portion of development costs under the Emixustat Agreement, payment from Otsuka for our development services provided by our personnel, for services rendered as part of our collaborative research program, an initial license fee as part of the Emixustat Agreement, and milestone payments. We expect any revenue we generate will fluctuate from quarter to quarter as a result of the nature and timing of the compounds under development.

Research and development expenses incurred to date have substantially focused on developing therapies for sight-threatening diseases. Since entering into our collaboration agreements with Otsuka, our efforts have been principally directed towards fulfilling our commitments thereunder. We recognize research and development expenses as they are incurred and these costs primarily consist of fees paid to consultants, contract research organizations, independent monitors of our clinical trials, and parties acquiring and evaluating data in conjunction with our clinical trials, including all related fees such as investigator grants, patient screening, lab work and data compilation and statistical analysis; costs related to production of clinical materials, including fees paid to contract manufacturers; costs related to compliance with FDA regulatory requirements; consulting fees paid to third parties involved in research and development activities; compensation and related expenses for personnel in research and development functions; and an allocated portion of certain general and administrative costs. We expect our research and development expenses to increase in absolute dollars as we continue to develop our product candidates and as we continue with our discovery research activities.

General and administrative expenses consist primarily of compensation for employees in executive and administrative functions, including finance, accounting, and human resources. Other significant costs include facilities costs and professional fees for accounting and legal services, including legal services associated with obtaining and maintaining patents. We expect other general and administrative expenses to increase in absolute dollars as we incur additional costs related to the growth of our business, including our intellectual property portfolio, and as we assume the reporting requirements and compliance obligations of a public company.

Interest income consists primarily of interest earned on our cash, cash equivalents and short-term and long-term investments.

Interest expense consists primarily of interest expense incurred on our contingently convertible debt.

Other income (expense) consists primarily of foreign exchange gains/losses incurred on the Japan office transactions, gain or losses from the disposal of fixed assets or other miscellaneous items.

Income tax benefit (expense) consists primarily of the reduction of our valuation allowance, the utilization of our NOL carryforwards less taxes incurred on income.

Results of Operations

The following table sets forth, for the periods indicated, certain items from our statements of income expressed as a percentage of revenues, as well as the period-to-period change in these items.

	Year Ended December 31,		2011 to 2012 % Change	Nine Months Ended September 30,		2012 to 2013 % Change
	2011	2012		2012	2013
Revenue from collaborations with related party	100.0%	100.0%	35.6%	100.0%	100.0%	18.7%
Expenses:
Research and development	70.7%	68.1%	30.7%	64.6%	62.9%	15.5%
General and administrative	18.0%	16.8%	26.1%	16.9%	18.5%	29.7%

Total expenses	88.7%	84.9%	29.8%	81.5%	81.4%	18.5%

Income from operations	11.3%	15.1%	81.8%	18.5%	18.6%	19.3%
Interest income	0.1%	0.1%	28.6%	0.1%	0.2%	339.1%
Interest expense	(0.4)%	(0.3)%	(3.5)%	(0.3)%	(0.2)%	(14.6)%
Other income (expense), net	0.1%	(0.2)%	(348.7)%	(0.1)%	0.2%	(455.0)%
Income before income tax	11.1%	14.7%	80.3%	18.2%	18.8%	22.5%
Income tax benefit (expense)	7.2%	(5.7)%	(206.7)%	(6.5)%	(6.5)%	19.3%
Net income	18.3%	9.0%	(33.3)%	11.7%	12.3%	24.3%

Nine months ended September 30, 2012 compared to the nine months ended September 30, 2013

Revenues from collaborations with related party

Revenues from collaborations with related party totaled approximately $41.7 million in the nine months ended September 30, 2013, representing an increase of approximately $6.6 million, or 18.7%, as compared to the same period in the prior year. The increase in revenues was due primarily to a $14.5 million increase in revenues from development services under the Emixustat Agreement related to increased activity in the Phase 2b/3 clinical trial, including a milestone payment of $5.0 million associated with the initiation of the Phase 2b/3 clinical trial, partially offset by a $4.8 million decrease in revenue under the Glaucoma Agreement due to a completion of the Phase 1/2 clinical trial and a $3.1 million decrease in revenue under the Rebamipide agreement due to completion of the Phase 3 clinical trial.

In addition to the foregoing presentation, we also prepare financial information related to clinical programs for various purposes. Our clinical programs consist of the following categories: Proprietary, which includes emixustat (program under the Emixustat Agreement); and In-Licensed, which includes rebamipide (program under the recently terminated Rebamipide Agreement) and OPA-6566 (program under the Glaucoma Agreement).

The following table presents revenues for clinical programs (in thousands, except percentages):

	Nine Months Ended September 30,		2012 to 2013 $ Change	2012 to 2013 % Change
	2012	2013
Proprietary	$ 13,999	$28,464	$14,465	103.3%
In-Licensed(1)	21,142	13,231	(7,911)	(37.4)%

Total	$35,141	$41,695	$6,554	18.7%

(1)	For the nine months ended September 30, 2012 and 2013, respectively, the majority of In-Licensed revenue was attributable to rebamipide.

Proprietary. Revenues from clinical programs under the Emixustat Agreement increased by $14.5 million in the nine months ended September 30, 2013, or 103.3%, as compared to the same period in the prior year. The increase was due primarily to a milestone payment of $5.0 million associated with the initiation of the Phase 2b/3 clinical trial, and increased activity related to the preparation and execution of that trial.

In-Licensed. Revenues from In-Licensed clinical programs decreased by $7.9 million in the nine months ended September 30, 2013, or 37.4%, as compared to the same period in the prior year. The decrease was due primarily to a $4.8 million decline in revenues under the Glaucoma Agreement due to the completion of the Phase 1/2 clinical study, as well as a $3.1 million decrease in revenues under the Rebamipide Agreement due to completion of the Phase 3 clinical trial and the recognition of $2.0 million of deferred revenue. In September 2013, Otsuka terminated the Rebamipide Agreement for the reason that the primary end points were not met in the Phase 3 clinical trial. Accordingly, for the foreseeable future, we expect that our revenue from In-Licensed clinical programs will be materially lower than prior period levels as a result of the termination of this agreement. The expiration of refund provisions, resulting from the termination of this agreement, triggered the recognition of $2.0 million of the deferred revenue.

Expenses.

Research and development.

Research and development expense in the nine months ended September 30, 2013 totaled approximately $26.2 million, representing an increase of approximately $3.5 million, or 15.5%, as compared to the same period in the prior year. The increase was due to higher research and development expense of $7.1 million associated with emixustat due to the initiation and conduct of the Phase 2b/3 clinical trial. The increase was partially offset by a decrease of $3.5 million due to the completion of the Phase 1/2 study for OPA-6566. The expenses related to internal research were materially consistent with the prior period.

In addition to the foregoing presentation, we also prepare financial information related to our clinical programs and internal research program for various purposes. Our clinical programs consist of the following categories: Proprietary, which includes emixustat (program under the Emixustat Agreement); and In-Licensed, which includes rebamipide (program under the recently terminated Rebamipide Agreement) and OPA-6566 (program under the Glaucoma Agreement). Internal Research consists of costs and expenses associated with our discovery research activities related primarily to our VCM compounds.

The following table presents our research and development expenses for clinical programs and internal research programs: (in thousands, except percentages):

	Nine Months Ended September 30,		2012 to 2013 $ Change	2012 to 2013 % Change
	2012	2013
Proprietary	$9,743	$16,813	$7,070	72.6%
In-Licensed(1)	11,074	7,528	(3,546)	(32.0)%
Internal Research	1,878	1,880	2	0.1%

Total	$22,695	$26,221	$3,526	15.5%

(1)	For the nine months ended September 30, 2012 and 2013, respectively, the majority of In-Licensed expenses was attributable to rebamipide.

Proprietary. Research and development expense related to clinical programs under the Emixustat Agreement increased $7.1 million in the nine months ended September 30, 2013, or 72.6%, as compared to the same period in the prior year. The increase was due primarily to development activity associated with the initiation and execution of the Phase 2b/3 study for emixustat.

In-Licensed. Research and development expense related to In-Licensed clinical programs decreased $3.5 million in the nine months ended September 30, 2013, or 32.0%, as compared to the same period in the prior year, due to the completion of the Phase 1/2 study for OPA-6566. In September 2013, Otsuka terminated the Rebamipide Agreement for the reason that the primary end points were not met in the Phase 3 clinical trial. Accordingly, for the foreseeable future, we expect that our expenses from In-Licensed clinical programs will be materially lower than prior period levels as a result of the termination of this agreement.

Internal Research. Research and development expense under our discovery research activities for the nine months ended September 30, 2013 was consistent with the same period for the prior year.

General and administrative. General and administrative expenses in the nine months ended September 30, 2013 totaled approximately $7.7 million, representing an increase of approximately $1.8 million, or 29.7%, as compared to the same period in the prior year. The increase was due primarily to stock and related compensation granted to our CEO pursuant to his employment agreement, with a total expense of $0.8 million, and to a lesser extent, increased recruiting and related expenses. Compensation and benefit expense also increased due to higher headcount and stock-based compensation expense related to general and administrative positions.

Income tax expense. Income tax expense in the nine months ended September 30, 2013 totaled approximately $2.7 million. Income tax expense was approximately $2.3 million in the nine months ended September 30, 2012. This represented effective tax rates of 35% and 36% in 2013 and 2012, respectively. The difference between the U.S. federal statutory rate of 34% and our effective tax rate was due primarily to differences in book and tax earnings.

Year ended December 31, 2011 compared to the year ended December 31, 2012

Revenues from collaborations with related party.

Revenues from collaborations with related party in the year ended December 31, 2012 totaled approximately $46.4 million, representing an increase of approximately $12.2 million, or 35.6%, as compared to $34.2 million in the prior year. The increase in revenues was due primarily to an $11.1 million increase in revenues from development services under our collaboration agreements, including $8.1 million due to significantly increased activity under the rebamipide program as a result of the initiation of Phase 3 clinical trials. Our receipt of a $5.0 million milestone payment from Otsuka in 2012 related to the initiation of our Phase 3 rebamipide clinical trials and a $3.0 million increase in development costs of all of our product candidates also contributed to the increased revenue, which were partially offset by reductions under the VCM Research program which concluded in 2011 and contributed $3.9 million of revenue in 2011.

In addition to the foregoing presentation, we also prepare financial information related to clinical and other programs for various purposes. Our clinical programs consist of the following categories: Proprietary, which includes emixustat (program under the Emixustat Agreement); and In-Licensed, which includes rebamipide (program under the recently terminated Rebamipide Agreement) and OPA-6566 (program under the Glaucoma Agreement). Other programs consist of the following category: VCM Research, which represents a three-year $15.0 million cooperative research program relating to VCM research, although separate from the proprietary clinical development program, funded by Otsuka under the Emixustat Agreement.

The following table presents revenues for clinical and other programs (in thousands, except percentages):

	Year Ended December 31,		2011 to 2012 $ Change	2011 to 2012 % Change
	2011	2012
Proprietary	$17,779	$19,328	$1,549	8.7%
In-Licensed	12,557	27,096	14,539	115.8%
VCM Research	3,890	—	(3,890)	(100.0)%

Total	$34,226	$46,424	$12,198	35.6%

Proprietary. Revenues from clinical programs under the Emixustat Agreement increased by $1.5 million in the year ended December 31, 2012, or 8.7%, to $19.3 million from $17.8 million in the prior year. The increase was due primarily to increased development activity in preparation for the emixustat Phase 2b/3 trial, for which start-up activities were ongoing as of December 31, 2012.

In-Licensed. Revenues from In-Licensed clinical programs increased by $14.5 million in the year ended December 31, 2012, or 115.8%, to $27.1 million from $12.6 million in the prior year. The increase was due primarily to significantly increased activity under the rebamipide program as a result of the July 2012 initiation of the Phase 3 clinical trial. Our earning of a $5.0 million milestone payment from Otsuka, in July 2012, related to the initiation of our Phase 3 rebamipide clinical trials also contributed to the increased revenue.

VCM Research. We had no revenues in the year ended December 31, 2012 under our three-year $15.0 million cooperative research program pursuant to the Emixustat Agreement, resulting in a $3.9 million decline in revenues under this program as compared to the year ended December 31, 2011. This program concluded in 2011 in accordance with the terms of the Emixustat Agreement.

Expenses.

Research and development.

Research and development expense in the year ended December 31, 2012 totaled approximately $31.6 million, representing an increase of approximately $7.4 million, or 30.7%, as compared to $24.2 million in the prior year. The increase was due to higher research and development expense of $6.5 million and $1.2 million associated with the rebamipide program and the OPA-6566 program, respectively, as a result of the initiation of respective Phase 3 and Phase 1/2 clinical trials. The increase was partially offset by a $0.6 million decline in our internal research activities.

In addition to the foregoing presentation, we also prepare financial information related to our clinical programs and internal research program for various purposes. Our clinical programs consist of the following categories: Proprietary, which includes emixustat (program under the Emixustat Agreement); and In-Licensed, which includes rebamipide (program under the recently terminated Rebamipide Agreement) and OPA-6566 (program under the Glaucoma Agreement). Internal Research consists of costs and expenses associated with our discovery research activities related primarily to our VCM compounds.

The following table presents our research and development expenses for clinical programs and internal research programs were as follows (in thousands, except percentages):

	Year Ended December 31,		2011 to 2012 $ Change	2011 to 2012 % Change
	2011	2012
Proprietary	$13,285	$13,707	$422	3.2%
In-Licensed	7,756	15,382	7,626	98.3%
Internal Research	3,142	2,515	(627)	(20.0)%

Total	$24,183	$31,604	$7,421	30.7%

Proprietary. Research and development expense related to clinical programs under the Emixustat Agreement increased by $0.4 million to $13.7 million in the year ended December 31, 2012, or 3.2%, as compared to $13.3 million in the prior year. The increase was due primarily to increased development activity in preparation for the emixustat Phase 2b/3 trial.

In-Licensed. Research and development expense related to In-Licensed clinical programs increased by $7.6 million, or 98.3%, to $15.4 million in the year ended December 31, 2012 as compared to $7.8 million in the prior year. This increase was a result of the initiation of Phase 3 and Phase 1/2 clinical trials for rebamipide and OPA-6566, respectively.

Internal Research. Research and development expenses under our internal research activities declined by $0.6 million, or 20.0%, to $2.5 million in the year ended December 31, 2012 as compared to $3.1 million in the prior year. This decrease resulted primarily from an increase in use of in-house personnel and resources to perform studies as we relied less on outsourcing arrangements to support these efforts.

General and administrative. General and administrative expenses in the year ended December 31, 2012 totaled approximately $7.8 million, representing an increase of approximately $1.6 million, or 26%, as compared to $6.2 million in the prior year. The increase was due primarily to increased spending of approximately $1.2 million on compensation and benefits resulting from increased headcount and increased value of our stock which increased stock-based compensation expense and increased state and local business and occupation taxes of approximately $0.3 million as a result of our increased revenues.

Income tax benefit (expense). Income tax benefit of $2.5 million was recorded in 2011 as compared to an expense of $2.6 million in 2012. This represented an effective tax rate of (65.0%) and 38.8% in 2011 and 2012, respectively. The difference between the 2012 U.S. federal statutory rate of 34% and our effective tax rate was due primarily to differences in book and tax earnings, none of which were individually material. The difference between the statutory and effective tax rates in 2011 was primarily due to the benefit resulting from the release of our valuation allowance against deferred tax assets.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily from the issuance of convertible preferred stock and contingently convertible debt and, since 2009, from cash generated from operations. Through 2007, we raised net proceeds of approximately $28.2 million through sales of our convertible preferred stock and approximately $12.0 million from the sale of our contingently convertible debt. Our need for cash has been limited due to Otsuka’s funding of development activities and our receipt of milestone payments from Otsuka. Due to the inherent uncertainty of product development, it is difficult to accurately estimate the cash needed to complete development of our product candidates. However, we expect these costs to continue to be funded by Otsuka pursuant to our development agreements.

As of December 31, 2012 and September 30, 2013, we had cash, cash equivalents and investments of $23.6 million and $21.7 million, respectively. Cash and cash equivalents include all short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Cash equivalents consist of money market funds, municipal bonds, and corporate debt securities. Short-term investments as of December 31, 2012 and September 30, 2013 were comprised of commercial paper, corporate debt securities, certificates of deposit, and government-backed securities. Investments with maturities between three months and one year at the date of purchase are classified as short-term investments. Amounts on deposit with third-party financial institutions may exceed the applicable Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation insurance limits, as applicable.

As of September 30, 2013, we also maintained a $5.0 million line of credit for working capital pursuant to a revolving line of credit note, which we refer to as the Line of Credit. Interest on the Line of Credit accrued, and was due, monthly either at (i) a fluctuating rate per annum determined by the bank to be 1.25% above the Daily One Month LIBOR Rate, as defined in the Line of Credit, or (ii) a fixed rate per annum determined by the bank to be 1.25% above LIBOR in effect on the first day of the applicable term, as defined in the Line of Credit. No amounts were outstanding under the Line of Credit as of December 31, 2012 or as of September 30, 2013. Our current borrowing availability is $4.6 million due to the reservation of $0.4 million for our corporate credit card program. The Line of Credit was fully secured by our restricted investment balances of approximately $5.8 million and $5.8 million at December 31, 2012 and September 30, 2013, respectively. In the fourth quarter of 2013 we elected to terminate the Line of Credit.

The following table shows a summary of our cash flows for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Cash flows provided by operating activities	$437	$11,246	$9,984	$1,018
Cash flows used in investing activities	(4,093)	(3,743)	(5,568)	(10,912)
Cash flows used in financing activities	(581)	(624)	(409)	(2,173)

Cash Flows From Operating Activities

Operating activities generated $11.2 million and $0.4 million of cash and cash equivalents for the years ended December 31, 2012 and 2011, respectively. In 2012, cash inflow was primarily the result of $4.2 million of net income, adjusted by decreases in deferred tax assets of $2.4 million and accounts receivable of $3.6 million, and an increase in accrued liabilities of $1.3 million, partially offset by a decrease in accounts payable of $1.9 million. In 2011, cash inflow was primarily the result of $6.3 million of net income, partially offset by increases in accounts receivable of $5.2 million and deferred tax assets of $2.6 million.

Operating activities generated $1.0 million and $10.0 million of cash and cash equivalents for the nine months ended September 30, 2013 and 2012, respectively. In 2013, operating activities generated $1.0 million, primarily as a result of $5.1 million of net income, $1.5 million increase in accrued liabilities and $2.0 million decrease in deferred taxes, offset by a $5.1 million increase in accounts receivable and a $2.6 million decrease in deferred revenue. In the nine months ended September 30, 2012, cash inflow was primarily the result of $4.1 million of net income and a $3.2 million increase in deferred revenue as a result of payments received from Otsuka.

Cash Flows From Investing Activities

Net cash used in investing activities in 2012 and 2011 was $3.7 million and $4.1 million, respectively. These changes were primarily the result of net purchases of marketable securities.

Net cash used in investing activities in the nine months ended September 30, 2013 was $10.9 million, primarily the result of net purchases of marketable securities. Net cash used in investing activities in the nine months ended September 30, 2012 was $5.6 million, primarily the result of net purchases of investments.

Cash Flows From Financing Activities

Net cash used in financing activities in 2012 and 2011 was $0.6 million and $0.6 million, respectively, consisting primarily of deferred costs associated with our initial public offering.

Net cash used in financing activities in the nine months ended September 30, 2013 and in the nine months ended September 30, 2012 was $2.2 million and $0.4 million, respectively. The changes were primarily the result of deferred costs associated with our initial public offering.

We believe that cash from operations and cash and investment balances will be sufficient to fund our ongoing operating activities, working capital, principal and interest payments on debt, capital expenditures and other capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our research and development activities, the timing and extent of our elections to co-promote product candidates under our collaboration agreements with Otsuka, and the timing of achievement of milestones under our collaboration agreements with Otsuka. Although we are not currently a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements, which could require us to seek additional equity or debt financing.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of December 31, 2012 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contingently convertible debt(1)	$12,000	$6,500	$5,500	$—	$—
Interest payments on contingently convertible debt(1)	64	56	8	—	—
Operating lease obligations	2,029	923	1,106	—	—

Total	$14,093	$7,479	$6,614	$—	$—

(1)	In the second quarter of 2006, we issued $3.25 million in principal amount of 1.00% promissory notes due August 31, 2009, $3.25 million in principal amount of 1.00% note due June 30, 2010 and $5.5 million in principal amount of 1.00% notes due November 30, 2012. The notes were subsequently amended, resulting in, among other things, multiple maturity date extensions and coupon rate changes. Interest payments were calculated based on the current terms of the related notes. For further information on the promissory notes, see note 9 to our audited financial statements.

Co-Development and Co-Promotion Options

The Emixustat Agreement provides us the right to co-promote with Otsuka in countries within our shared territory of North America. If we elect to co-promote, we will be responsible for a specified portion, ranging from 25% to 50%, of certain obligations in accordance with the agreement. The Glaucoma Agreement provides us the right to co-develop and co-promote OPA-6566. If we elect to co-develop and co-promote OPA-6566, we are obligated to pay an opt-in fee ranging from $10 million to $55 million depending on the timing and participation level of co-development and co-promotion.

We currently intend to exercise our co-promotion rights with respect to emixustat. We are unable to estimate with certainty the timing or future costs we will incur if we exercise our co-promotion option. The Glaucoma Agreement also provides for potential milestone payments to Otsuka of up to $75 million, based upon various clinical and sales objectives for the treatment of glaucoma.

Strategic Restructuring

In October 2013, we announced a plan to reduce expenses, including a workforce reduction, as a result of the termination of the Rebamipide Agreement. The plan will result in a reduction in force of approximately 35% of our total workforce, or approximately 30 employees.

As a result of this workforce reduction, we anticipate recording a charge of $1.0 million related to severance, other termination benefits, and outplacement services, in the three months ending December 31, 2013.

Contingently Repayable Advances

Under the Emixustat Agreement, Otsuka will advance funds to us, which are secured by our interest in net profits and royalty payments and in our entire interests in ownership of the related emixustat compound and its backup compounds, certain pharmaceutical formulations developed under the Emixustat Agreement that contain one of those compounds, and the underlying intellectual property rights. Amounts may be advanced under this arrangement only to fund our share of development costs under the Emixustat Agreement. Any advances bear interest at the three month LIBOR rate plus three percent. These advances are exclusively payable out of:

•

50% of either our share of net profits, as described in the Emixustat Agreement, generated from collaboration product sales in North America or, if applicable, 50% of the royalty payable to us for those sales;

•	50% of the net profits, as described in the Emixustat Agreement, we generate from collaboration product sales outside North America and Otsuka’s sole territory; and

•

50% of the consideration, as described in the Emixustat Agreement, we receive from the sale or license of collaboration compounds and collaboration products developed under the agreement outside North America and Otsuka’s sole territory.

The percentages above will increase to 75% if we have not repaid the advances within five years of the first commercial sale of a product based on emixustat in North America. There are no financial covenant requirements under our arrangement with Otsuka. There were outstanding advances, including accrued interest, of $16.4 million and $25.0 million under this arrangement as of December 31, 2012 and September 30, 2013, respectively.

Indemnification

Our restated and amended articles of incorporation contain a provision that limits the liability of our directors for monetary damages to the fullest extent permitted by the Washington Business Corporation Act. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law. Prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Washington Business Corporation Act. See “Executive Compensation—Limitations of Liability and Indemnification of Directors and Officers” for a general description of these provisions.

Off-Balance Sheet Transactions

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Beginning in 2011, we have been sharing the development costs under the Emixustat Agreement, with Otsuka funding our share of these development costs, subject to our agreement to repay them from our share of the profits, if any, or sale or licensing proceeds, if any, from the commercialization of emixustat. Through December 31, 2012 and September 30, 2013, we recognized cumulative revenue of approximately $15.4 million and $27.0 million, respectively, under the agreement as described above. As of December 31, 2012 and September 30, 2013, the contingently repayable borrowing has accrued $0.4 million and $0.9 million, respectively, of interest, which is also contingently repayable under the same terms as the borrowing.

JOBS Act

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate and Credit Quality Risk

We are exposed to market risk related to changes in interest rates and credit quality risk on our cash and cash equivalents, which had a balance of $16.6 million and $4.6 million, our short-term investments, which had a balance of $11.9 million and $20.2 million, and our long-term investments, which had a balance of $0.8 million and $2.7 million, as of December 31, 2012 and September 30, 2013, respectively. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because our investments are primarily in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. Our investment policy is designed to minimize the risks related to credit quality through restricting investments to those with high credit ratings.

BUSINESS

Overview

We are a clinical-stage biotechnology company that specializes in discovering and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. We focus on developing oral products based on our proprietary visual cycle modulation, or VCM, compounds to address a variety of retinal diseases, primarily age-related macular degeneration, or AMD, diabetic retinopathy, or DR, and diabetic macular edema, or DME, and potentially Stargardt disease, retinitis pigmentosa and retinopathy of prematurity. Our product candidates are designed to address the root cause of these diseases by reducing toxic by-products and oxidative damage as well as protecting the retina from light damage. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. Our approach to treating and slowing the progression of eye diseases utilizes proprietary compounds that reduce the speed of, or modulate, the visual cycle. We believe that our insight into modulating the visual cycle combined with our deep expertise in ophthalmic research and development enables us to develop product candidates that, if approved, should preserve vision and provide relief to patients worldwide suffering from the debilitating effects of multiple eye diseases.

While we are primarily focused on developing product candidates based on our proprietary VCM compounds, we are in the early stages of developing a therapy for the treatment of glaucoma. We believe a significant market opportunity exists for our lead product candidates, based on a large and growing worldwide ophthalmic pharmaceutical market and our belief that currently available therapies are inadequate. According to visiongain, an independent research firm, the worldwide ophthalmic market was $17.5 billion in 2011 and is expected to grow to $34.7 billion by 2023, representing a 5.9% compounded annual growth rate. Our two lead product candidates target segments of this market that collectively represented a majority of its value in 2011.

The following figure identifies key parts of the eye referred to in this prospectus.

Our business model has three strategically important foundational components that we expect will drive our growth in this large, underserved ophthalmic disease market:

•	Strong and differentiated science: A franchise opportunity in VCM, with one compound currently in a Phase 2b/3 trial together with several other VCM compounds under development;

•	Robust research and development infrastructure: Demonstrated capabilities in ophthalmic research and clinical development; and

•	Long-standing strategic partnerships: Partnered programs with Otsuka Pharmaceutical Co., Ltd., or Otsuka, a global diversified healthcare company based in Japan.

Since 2008, we have been closely and actively engaged with Otsuka to jointly pursue development and commercialization efforts to deliver innovative ophthalmic drugs to patients with debilitating ophthalmic diseases. In September 2008, we entered into an agreement with Otsuka to co-develop and commercialize emixustat hydrochloride, or emixustat, our lead VCM-based product candidate, and its backup compounds for the dry form of age-related macular degeneration, or dry AMD, and other ophthalmic indications. Additionally, in September 2010, we further broadened our portfolio of potential ophthalmic treatments by entering into an agreement with Otsuka to co-develop and co-promote OPA-6566, an adenosine A2a receptor agonist discovered by Otsuka, for the treatment of glaucoma. From 2008 to 2013 we also provided development services to Otsuka under a recently-terminated agreement to co-develop rebamipide ophthalmic suspension, or rebamipide, Otsuka’s proprietary compound, for the treatment of dry eye syndrome in the United States.

Currently, we have two product candidates under clinical development in the United States:

•	Emixustat hydrochloride for AMD, which is currently in Phase 2b/3 as an oral therapy; and

•	OPA-6566 for glaucoma is in Phase 1/2 in the United States.

The following table presents our product candidates and their respective indications, stages of clinical development, relevant patent expiration dates and geographic rights related to these product candidates.

Product Pipeline

(1)	Refers to the party who identified the product candidate.
(2)	Excludes the potential for additional years of patent protection due to the Hatch-Waxman Act and additional use patents.
(3)	Following completion of the Phase 2 and Phase 3 clinical trials, subject to our election to co-develop and co-promote OPA-6566.
(4)	Otsuka, as the originator, may have the ability to apply for an extension of up to five years to increase the patent life for OPA-6566.

•

Emixustat hydrochloride is our lead VCM-based product candidate currently in development for the treatment of AMD. AMD is a retinal disease that causes patients to experience reduced central vision and leads to significant and irreversible loss of central vision in severe cases. There is currently no FDA-approved therapy for the treatment of dry AMD, and we believe emixustat has the potential to be the first commercially available treatment for dry AMD.

•

In March 2010, based on the lack of treatment alternatives available in the market and the chronically debilitating nature of the disease, the Food and Drug Administration, or FDA, granted “fast track” designation to the investigation of emixustat for the treatment of dry macular degeneration (geographic atrophy, or GA). GA is the most advanced stage of dry AMD and can cause legal blindness.

•

Emixustat had been administered to a total of 179 subjects in Phase 1 and Phase 2a clinical studies and demonstrated a favorable safety profile with few systemic adverse events via oral administration. The results from the most recent Phase 2a proof-of-concept study demonstrated a dose-dependent effect of emixustat on modulating the visual cycle in patients with GA associated with dry AMD measured by electroretinogram, or ERG.

•

In the first quarter of 2013, we initiated a Phase 2b/3, randomized, double-masked, dose-ranging study in approximately 440 patients to evaluate the safety and efficacy of three-dosing regimens of emixustat in patients with GA associated with dry AMD.

•

To accelerate the development and commercialization of emixustat, we are collaborating with Otsuka in North America and have secured exclusive territorial rights to develop and commercialize this product candidate in large markets, such as Europe, South America and other select regions or countries.

•

OPA-6566 is a product candidate being developed by us under license from and in collaboration with Otsuka to treat ocular hypertension and glaucoma as a topical ophthalmic solution, or eye drop. Glaucoma is a progressive chronic disease and, if not adequately treated, may lead to diminished visual function and blindness. Although several treatment options are available, none are without ocular or systemic side effects, such as conjunctival hyperemia, or eye redness, and cardiac arrhythmia, or irregular heartbeat, respectively. According to Frost & Sullivan, an independent research firm, nearly 50% of patients fail to meet their target intraocular pressure with a single medication, many requiring two to three medications or even surgery to control disease progression. We believe OPA-6566 could reduce intraocular pressure by increasing the natural aqueous outflow in the eye and that this novel mechanism of action could allow OPA-6566 to be an effective treatment, differentiated from other currently available FDA-approved therapies, provided that Otsuka continues its involvement in the co-development of this product candidate. We, in collaboration with Otsuka, conducted a Phase 1/2 clinical trial for OPA-6566 in the United States in patients with open-angle glaucoma, or ocular hypertension. Further pre-clinical evaluations to support the next phase of clinical trials are in progress, and we will determine the future development plans for OPA-6566 based on the results of such evaluations.

Overall adverse events and ocular adverse events were reported for OPA-6566 at a rate similar to the placebo and less than for latanoprost. Eye redness was the most commonly reported adverse event in this study, reported in 8% to 21% of subjects in the OPA-6566 treatment groups, 9% of subjects in the placebo group, and 53% of subjects in the latanoprost group. No serious adverse events were reported during the study. Also, no difference was recognized between OPA-6566 and placebo in most of the comparisons in the efficacy assessment of lowering intraocular pressure.

In addition to these product candidates, we plan to leverage our intellectual property relating to VCM to develop emixustat and potentially additional product candidates to treat and slow the progression of rare retinal diseases such as Stargardt disease, retinitis pigmentosa and retinopathy of prematurity.

Strategy

Our objective is to identify, develop or acquire, and commercialize novel therapeutics to treat sight-threatening ophthalmic diseases. The key elements of our strategy are to:

•

Collaborate with Otsuka to successfully develop our product candidates. We are leading the clinical development and U.S. regulatory strategies for the product candidates that we are developing in collaboration with Otsuka. We plan to continue this relationship, which we expect will enable us to capitalize on a large, underserved market while maintaining financial stability.

•

Educate the marketplace on the benefits of VCM. We believe our innovative VCM-based product candidates provide a ground-breaking approach to addressing the fundamental pathophysiology of various retina degenerative diseases. We intend to educate the ophthalmic community on the benefits of VCM-based therapies by expanding our intellectual property portfolio, through the successful approval of our products in development, and the commercial launch of our products following approval. We also plan to continue to maintain and extend our leadership position in the area of VCM through active promotion of VCM and its attributes and potential to treat and alter the progression of a variety of sight-threatening ophthalmic diseases.

•

Continue to expand our ophthalmic product pipeline through internal research and additional partnering opportunities. We have primarily focused our efforts on ophthalmology since our inception and have assembled a research and development team with extensive expertise in this field. We intend to continue to invest in our internal drug discovery and development efforts to expand our product pipeline. We also intend to continue to actively seek to license or otherwise acquire the rights to potential new product candidates that will allow us to leverage our ophthalmic research and development expertise and expand the breadth of our product offerings.

•

Drive the development and commercialization of our product candidates. We intend to continue to operate a flexible and efficient business model, which enables us to cost-effectively develop our product candidates. Should our product candidates be approved, we plan to establish our own specialized sales and marketing infrastructure or selectively collaborate with one or more strategic partners to pursue the commercial opportunity of our product candidates globally.

•

Continue to expand our infrastructure. We expect to selectively add executives to our management team and make other key hires to further strengthen and expand our core competencies and enable us to support our growth and remain a leader in VCM and the field of ophthalmology.

Visual Cycle Modulation

We have established and maintain a leadership position in the area of visual cycle modulation as a result of our founder’s pioneering efforts in the scientific community to create and develop this technology, as well as the results of our clinical trials, and the patent portfolio we have assembled. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. During exposure to bright light, the visual cycle is extremely active and can produce toxic by-products which cannot be eliminated. Over time, accumulation of these toxic by-products can compromise function of the visual cycle and damage the retina. VCM is designed to reduce the effects of toxic by-products and oxidative damage as well as protect the retina from light damage.

We believe that our VCM-based product candidates can be applied to treat a variety of retinal diseases at an early stage. These therapies are designed to specifically target cells within the retina to treat and slow the progression of certain retinal diseases. Our VCM-based product candidates have demonstrated modulation of the visual cycle and, as further addressed below, a favorable systemic safety profile in early clinical trials and, we believe, have the potential for broad application based on the ease of use and convenience of oral administration. There are currently no orally delivered FDA-approved drugs available to treat retinal diseases and few are in development due to the difficulty in delivering drugs to the back of the eye in sufficient concentrations. We have established an extensive patent portfolio surrounding emixustat and our other VCM-based product candidates and intend to aggressively pursue and defend our intellectual property.

The figure below illustrates where, in the disease progressions of AMD and DR/DME, emixustat is expected to slow the growth of each disease. When emixustat is introduced to patients suffering from dry AMD, we expect that it will reduce the adverse effects associated with the accumulation of toxic by-products during the visual cycle. Since these toxic by-products are implicated in the progression of dry AMD, we believe the progression of the disease may be slowed by reducing the production of these by-products. Similarly, in patients with diabetes, we expect that the ability of emixustat to increase oxygen levels in the retina will reduce related damage associated with DR and potentially slow the progression of DR to DME.

The following diagrams illustrate how the visual cycle typically performs and how emixustat is expected to modulate the visual cycle to slow the progression of AMD.

The Visual Cycle

Sclera
Choroid
Retina
Cornea
Pupil
Lens
Iris
Fovea
Light
Optic nerve

The human eye with a schematic enlargement of the retina.

Light
Light
Light
Retina
Photo Receptors (rods & cones)

1

In the human eye, light travels to the Retina, where it interacts with Photo Receptors (rods & cones).

Light
Light
Light
Retina
Photo conversion to electrical signal
Key enzymes
Photo Receptors (rods & cones)
RPE cell layer

2

Photo Receptors utilize Visual Pigment to convert photons into electric signals (which travel to the brain as visual information).

A key enzyme in the Retinal Pigment Epithelial (RPE) cells — a layer of pigmented cells at the back of the eye — resupplies Photo Receptors with Visual Pigment in a process called the Visual Cycle.

Light
Light
Light
Retina
Photo conversion to electrical signal
Key enzymes
Photo Receptors (rods & cones)
RPE cell layer
Toxic by-products
Drusen

3

RPE cells continually consume the tips of Photo Receptors as they grow (at a constant rate of speed), accumulating toxic by-products of the visual cycle.

Accumulation of these toxic by-products is implicated in AMD. A clinical sign of AMD is accumulation of extracellular drusen.

Visual Cycle Modulation

Light
Light
Light
Retina
Photo conversion
to electrical signal
Key enzymes
Photo Receptors
(rods & cones)
RPE cell layer
Toxic by-products
Drusen

1

RPE cells continually consume the tips of Photo Receptors as they grow (at a constant rate of speed), accumulating toxic by-products of the Visual Cycle.

Accumulation of these toxic by-products is implicated in AMD.

Light
Light
Light
Retina
Photo conversion
to electrical signal
Emixustat
hydrochloride
Key enzymes
Photo Receptors
(rods & cones)
RPE cell layer
Toxic by-products
Drusen

2

Acucela's lead compound, emixustat hydrochloride, is introduced into the visual system (targeting the rod system, leaving the cone system unaffected), where they inhibit a key enzyme in the Visual Cycle.

Light
Light
Light
Retina
Photo conversion
to electrical signal
Emixustat
hydrochloride
Key enzymes
Photo Receptors
(rods & cones)
RPE cell layer
Toxic by-products
Drusen

3

Emixustat hydrochloride inhibition of the enzyme reduces activity of the rod system and the rate at which RPE cells accumulate toxic by-products.

Slowing (or modulation) of the Visual Cycle results in a decrease of toxic by-product accumulation, and a slowing of AMD.

Competitive Strengths of Visual Cycle Modulation

We believe that VCM-based therapies have significant advantages over other therapies, including:

•

They address the root cause of multiple retinal diseases. Our pre-clinical studies have shown that modulation of the visual cycle addresses the root cause of several retinal degenerative diseases by protecting the retina from light damage, improving retinal vasculature and reducing the accumulation of by-products that are toxic to retinal cells. Based on these pre-clinical studies, we believe our internally-developed VCM-based therapies demonstrate pharmacological effects that can be applied to treat this broad category of sight-threatening ophthalmic diseases;

•

Early intervention. Because our VCM-based therapies address core mechanism(s) and underlying causes of several retinal degenerative diseases, we believe that our VCM-based product candidates may play an important role in the early treatment of sight-threatening retinal diseases in addition to later stage and concomitant treatment. Because our VCM-based product candidates are orally delivered, unlike currently available invasive therapies such as intravitreal anti-vascular endothelial growth factor, or anti-VEGF, injections for wet AMD and DME, they are ideal candidates for early treatment to delay cell death that can lead to blindness. Accordingly, we believe our VCM-based product candidates have the potential to significantly impact the prognosis for diseases, such as AMD, that are relatively easy to diagnose in the early stages;

•

Broad application. Our VCM-based therapies address the fundamental pathology of multiple retinal diseases, unlike most of the drug treatments currently under clinical investigation for the diseases we are targeting. We believe this aspect of our therapies will enable our products, if approved, to be applied to treat a variety of sight-threatening ophthalmic diseases, including AMD, DR/DME, Stargardt disease, retinitis pigmentosa and retinopathy of prematurity;

•

Oral tablet delivery. Our VCM-based product candidates, such as emixustat, are administered orally, which provides patients and physicians with a reduced treatment burden and convenient alternative to surgical procedures and physician-delivered injections directly into the eye, especially for bilateral treatment. In addition, our oral tablets are designed to be stored at ambient conditions, enabling global, cost-effective accessibility to the drug; and

•

Favorable safety profile. Our VCM-based therapies are non-retinoid compounds, which avoid the serious systemic side effects typically observed with retinoids including irritation, redness, dry skin, hives, nausea, stomach pain and inflammation. Emixustat is an enzyme inhibitor of isomerization activity of RPE65, an enzyme located only in the eye. Both non-clinical and clinical studies have demonstrated that this targeted approach results in drug availability at the site of action, thereby avoiding systemic side effects. While clinical data available to date for emixustat demonstrate a favorable safety profile without clinically relevant systemic adverse effects, certain ocular adverse effects have been observed. Substantially all of these adverse events have been slight or moderate in severity and are predictable, monitorable and reversible. The most commonly seen adverse effects are changes in color tint, blurred vision, visual impairment, and a delay in adapting from bright to dark light.

Market Overview

The ophthalmology market is divided into three main treatment segments:

•	Ophthalmic pharmaceuticals;

•	Vision care products (e.g. spectacles, contact lens solutions); and

•	Surgical/ophthalmic equipment.

The ophthalmic pharmaceuticals segment, in which we participate, represents a large and growing segment within the ophthalmology market. According to visiongain, an independent research firm, the global ophthalmic pharmaceutical market is expected to increase from $17.5 billion in 2011 to $34.7 billion in 2023, representing a compounded annual growth rate of 5.9% during this period. The United States ophthalmic pharmaceutical market is the largest in the world and is expected to experience similar growth from $6.7 billion in 2011 to $12.7 billion by 2023, representing a compounded annual growth rate of 5.5%. The drivers of this growth include the increasing numbers of elderly people and the consequent escalating occurrence of ophthalmic diseases, which is expected to stimulate demand for new ophthalmic product introductions to the market.

The following figure provides an illustration of visiongain’s estimate of the global ophthalmic pharmaceuticals market according to the indications for our product candidates. Of the world’s leading causes of vision impairment and blindness, we believe AMD, DR/DME and glaucoma are the primary targets for pharmacological treatments based on their prevalence and an unmet need for non-invasive or more effective therapies.

Product Overview

Overview

Our drug development programs target sight-threatening ophthalmic diseases that we believe are not adequately addressed by currently available therapies and represent significant commercial opportunities.

Emixustat for Age-related Macular Degeneration

Disease Overview. Age-related macular degeneration is a retinal disease that causes patients to experience reduced central vision and leads to significant and irreversible loss of central vision in severe cases. The disease exists in two forms, dry AMD and wet AMD. As individuals with AMD age, the disease gradually destroys the fine central vision needed to see objects clearly and to perform common daily tasks, such as reading and driving. In particular, the advanced stages of AMD, GA and wet AMD, are the leading causes of vision loss and blindness among persons age 50 years and older in the United States.

Prevalence. Dry AMD is the most common form of AMD, representing approximately 90% of all cases. Approximately 15% of those who suffer from AMD develop intermediate or advanced dry AMD, typically exhibited with GA. The risk of developing advanced dry or wet AMD increases with age. Wet AMD is an advanced but less common form of AMD, representing approximately 10% of all cases. According to MarketScope, an independent research firm, the number of people affected by AMD in the United States and worldwide was 11 million and 127 million, respectively, in 2012 and these numbers are expected to be 13 million and 146 million, respectively, in 2017.

Additional information about each form of AMD is provided below.

•	Dry AMD:

•

General. Dry AMD is characterized by the presence of yellow lipid deposits under the retina, known as drusen, and the presence of drusen may be an early predictor of a future vision-threatening lesion. A key characteristic of dry AMD is the reduction of the retinal pigment epithelial, or RPE, layer in a sensitive area of the retina called the macula. RPE cells play an important role in the regeneration of molecules involved in the visual cycle and supporting the viability of the photoreceptor cells that are critical to vision. Disturbances of the RPE, such as pigment clumping, and GA (a severe lesion of the macula) may impair visual function and, in the case of GA, lead to blindness as the area of atrophy progresses and invades the fovea, a part of the eye located in the center of the macula.

•

Causes. Dry AMD is associated with the death of RPE cells and the degeneration of photoreceptor cells, resulting in loss of vision. There is growing evidence linking the retinal lipofuscin, or age pigment, which accumulates in the RPE with the death of these cells. A main component of retinal lipofuscin is pyridinium bis-retinoid, or A2E, which is a significant by-product of the isomerization of all-trans-retinol to 11-cis-retinol in the RPE as part of the visual cycle. Early intervention is critical to avoid the accumulation of this potentially toxic by-product and the related progression of dry AMD, including the potential for the onset of wet AMD.

•

Current Therapies and Their Limitations. Currently, there are no FDA-approved treatments for any form of dry AMD, although vitamins, antioxidants, and zinc supplements have been shown to slow its progression in some preliminary studies. We believe this significant unmet medical need represents a considerable commercial opportunity.

•	Wet AMD is a rapidly progressing disease that can cause central vision to deteriorate quickly, severely and permanently:

•

General. Wet AMD is characterized by new blood vessel growth in the retina, which can lead to scarring of retinal tissue in the macula and sudden and permanent loss of vision resulting from vascular leakage, or hemorrhage, in the eye.

•	Causes. Wet AMD is caused by the growth of new blood vessels in tissue beneath the retina, which have a tendency to leak and damage retinal cells, leading to permanent loss of vision.

•

Current Therapies and Their Limitations. There are five FDA-approved medicinal therapies for treating wet AMD. Four of these therapies must be injected directly into the eye while the fifth therapy is a photodynamic treatment whereby a photosensitizing dye is infused into the bloodstream, which is subsequently activated by laser light to stop the leakage. We believe a significant commercial opportunity exists for the development of an approved therapy or procedure to treat wet AMD in a safe and convenient manner.

Product Candidate. Emixustat is designed to modulate the isomerization process of the visual cycle as a means of reducing the generation and accumulation of by-products that are toxic to retinal cells and can lead to retinal degeneration associated with AMD and other retinal degenerative diseases. Since modulating the visual cycle has been shown to decrease such toxic by-products and limit oxidative damage to the retina, we believe the visual cycle is a promising target for pharmacologic intervention to slow or halt the progression of AMD and other retinal degenerative diseases.

Development Status. Our IND for the dry AMD indication was submitted to the FDA in May 2008. In 2010, the FDA granted fast track designation to emixustat for dry macular degeneration (geographic atrophy), based on the lack of available therapy and the chronically debilitating nature of the disease. Fast track status is anticipated to facilitate more rapid development process and access for patients compared to conventional FDA procedures. A Phase 2b/3 trial in subjects with GA associated with dry AMD was initiated during the first quarter of 2013.

Clinical data available to date for emixustat demonstrate a favorable safety profile. While some adverse effects were reported in our emixustat trials, the majority were ocular, and typically included events such as changes in color tint, or chromatopsia, blurred vision, and a delay in adapting from bright to dark light, or night blindness. Most of these events were slight or moderate in severity, explainable, and resolved once study drug administration was completed. Only three events were deemed as serious events. Two of these events were ocular and were reported as chromatopsia. One event was systemic and was reported as worsening of a lung disorder, and was deemed unrelated to treatment.

Emixustat has been generally well tolerated in all five completed Phase 1 studies (four single dose studies with doses ranging from 2 to 75 mg, and one multiple dose study with doses ranging from 5 to 40 mg once daily for 14 days) and a Phase 2a proof-of-concept study (one dose-escalation, multicenter, randomized, double-masked, placebo-controlled, study with doses ranging from 2 to 10 mg once daily for 90 days). In addition, the Phase 2a study, supported the existence of pharmacologic activity in the retina based on the delay in the recovery of the rod photoreceptor b-wave responses, which we tested across multiple doses of emixustat at various time intervals.

The table below presents an overview of the completed clinical trials with emixustat.

Summary of Completed Emixustat Clinical Trials

Study Identifier Type of Study	Objective(s) of the Study	Study Design and Type of Control	Test Product(s) and Dosage Regimen (Planned)	Number of Subjects who Received Study Drug	Age (Mean and Range)
Phase 1: Pharmacokinetic, Safety, and Tolerability					
Protocol No. 4429-0001 Single Dose Safety and Tolerability in Healthy Volunteers	Assess safety, tolerability, pharmacokinetics (PK), and pharmacodynamics	Single center, randomized, double-masked, dose-escalating placebo-controlled	Seven cohorts of 6 subjects each received a single oral dose of emixustat or placebo. Escalation was only allowed after review of safety data	emixustat: 38 placebo: 8	emixustat: 62 years (55 - 74) placebo: 60 years (55 - 69)
Protocol No. 8201-618 Food Effect and PK in Healthy Volunteers	Assess safety and the effect of food on PK	Open-label, randomized, 2-way crossover	Subjects received a single oral dose of 25 mg emixustat after a 10 hour fast or standard high-fat breakfast	emixustat: 12 Fast: 12 Fed: 12	emixustat: 37 years (29 - 48)
Protocol No. 8201-619 Cytochrome P450 Mediated Drug Interactions	Assess potential drug-drug interactions	Open-label, parallel-arm	36 (6/group) subjects received 25 mg or 60 mg emixustat alone or with a known inhibitor or substrate	emixustat 25 mg 25 emixustat 60 mg 12	emixustat: 35 years (25 - 55)
Protocol No. 8201-085 Mass-Balance	Quantitate whole blood and plasma amounts of ^{14}C radiolabelled emixustat	Open-label, mass-balance (light-labeled)	Eight male subjects received single oral doses of 40 mg ^{14}C-emixustat	^{14}C-emixustat 40 mg: 8 (total population exposure of 320 mg approximately 1600 nCI)	emixustat: 36 years (27 - 53)
Protocol No. 8211-725 Multiple Dose (14 days) Safety in Healthy Volunteers	Safety, tolerability, and PK of multiple oral doses	Double-masked, dose-escalation, multiple-dose	Five escalating dose groups (5, 10, 20, 30, and 40 mg) of 8 subjects each (6 active/2 placebo); received study drug once each morning for 14 days under fasting conditions	emixustat 30 5 mg 6 10 mg 6 20 mg 6 30 mg 6 40 mg 6 placebo 10	emixustat: 39.8 years (26 - 55) placebo: 37.7 years (27 - 50)
Phase 2: Efficacy and Safety					
Protocol No. 4429-201 Phase 2a Safety and Dose Ranging	Assess safety and tolerability when given to subjects with GA; Evaluate pharmacodynamic (biologic) activity of emixustat using ERG measurements.	Multicenter, randomized, double-masked, placebo-controlled, multiple-dose	One dose daily for 3 months	emixustat 54 2 mg qAM 12 5 mg qAM 12 5 mg qPM 12 7 mg qAM 12 10 mg qAM 6 placebo 18	emixustat: 78.1 years (55 - 95) placebo: 78.4 years (55 - 87)

Adverse events that occurred during trials were generally slight or moderate in severity and only three of which were serious. One systemic event, worsening of a lung disorder or COPD, was observed but was unrelated to treatment. Two events were ocular and included chromatopsia.

Phase 2a Proof-of-Concept Dose Escalation Study

In October 2012, we completed our Phase 2a proof-of-concept study for emixustat. It was designed as a 60-patient, multicenter, randomized, double-masked, placebo-controlled, dose-escalation study of the safety, tolerability, pharmacokinetics and pharmacodynamics of emixustat in subjects with GA associated with dry AMD. The clinical trial was conducted with a total of 72 GA patients.

The primary objectives of this study were to:

•	provide proof-of-concept via ERG, which is a biomarker used to measure visual cycle activity, and

•	assess the safety and tolerability of different dose levels of emixustat when administered orally once daily for 3 months.

We believe that the rate of progression of sight-threatening ophthalmic diseases can be decreased by modulating or slowing the visual cycle. We tested this thesis by examining the ability of emixustat to reach the retina and slow the visual cycle. ERG data from our study supports the existence of pharmacologic activity in the retina based on the delay in the recovery of the rod photoreceptor b-wave responses, which we tested across multiple doses of emixustat at various time intervals. As shown in the figure below, there was a dose-dependent effect on the rate of recovery, with the highest dose tested, demonstrating the greatest ability to modulate the visual cycle.

The study demonstrated that emixustat modulates the visual cycle as measured by ERG in patients with GA associated with dry AMD. Although this study was not designed to detect an effect of emixustat on lesion growth, an analysis was undertaken to determine if a relationship between suppression of rod photoreceptor activity and lesion growth rates could be identified. An analysis of rod photoreceptor activity as a function of lesion growth rate from the combined emixustat treatment doses showed a trend for reduced lesion growth rates with greater suppression of rod photoreceptor activity while the placebo did not show the same. This trend became more pronounced for the emixustat dose groups which demonstrated a suppression of rod photoreceptor activity of ≥50%.

In addition, the study indicated:

•	orally delivered emixustat reaches the retina;

•	emixustat achieves visual cycle modulation in a dose dependent manner; and

•	emixustat had minimal systemic adverse events.

The most commonly reported systemic adverse events were headache, urinary tract infection, and dizziness. The majority of systemic adverse events were slight or moderate in severity and deemed unrelated to the study drug. The most commonly reported ocular adverse events were chromatopsia, night blindness, and visual impairment. Most of these events were explainable, slight or moderate in severity, and resolved following discontinuation of emixustat.

Phase 2b/3 Study

In first quarter of 2013, we initiated a Phase 2b/3, randomized, double-masked, dose-ranging study to compare the safety and efficacy of emixustat with a placebo in approximately 440 patients with GA associated with dry AMD. We expect this study to be fully enrolled by mid-2014 and data from the study to be available approximately 12 months and 24 months thereafter. The objectives of the study are to assess treatment effects for differences in:

•	the rate of GA progression between treatment and control groups as measured by fundus autofluorescence imaging;

•	the development of wet AMD; and

•	safety and tolerability.

The study design was finalized after consultation with the FDA and includes an analysis of the rate of progression of geographic atrophy at 12 months and 24 months. We also anticipate the study design will support filing in Europe.

As GA is a serious condition for which there are no therapies, should the 12-month study results strongly demonstrate the efficacy and safety of the compound, we plan to file an NDA with the FDA and a marketing authorization application with the European Medicines Agency, or EMA, requesting consideration for the approval of emixustat. Additional efficacy and/or safety data may be requested by the regulatory authorities to support continued marketing authorizations.

Other Potential Markets for Our VCM-Based and Retinal Product Candidates

We believe that our VCM-based and retinal product candidates, including emixustat, have the potential to treat DR/DME and other ophthalmic diseases such as Stargardt disease, retinitis pigmentosa and retinopathy of prematurity.

Diabetic Retinopathy / Diabetic Macular Edema.

Disease Overview. Diabetic retinopathy and diabetic macular edema are leading causes of blindness in the working-age population of most developed countries. DR is a common complication of diabetes, involving damage to the tiny blood vessels or capillaries in the retina by chronically elevated blood sugar levels and the consequent chronic decrease in oxygen supply to retinal cells. DR can cause patients to experience blurred vision and, in severe cases, lead to significant and irreversible vision loss.

DME is also a common complication of diabetes and often accompanies the progression of DR. As high blood sugar levels damage the tiny blood vessels or capillaries in the retina, the blood/retina barrier breaks down and the walls of the vessels leak fluid. DME is diagnosed when swelling or edema occurs from fluid leaking into the macula, the portion of the retina responsible for detailed central vision. DME can cause blurred vision, severe vision loss, and blindness.

Prevalence. According to MarketScope, in 2012 approximately 24 million people in the United States and more than 374 million people worldwide had diabetes. Given the epidemic of obesity plaguing the United States and many other nations, the number of individuals affected by diabetes and therefore at risk of developing DR/DME is expected to increase over time. According to the National Eye Institute, approximately 40-45% of all people with diabetes will develop some form of DR. The longer an individual lives with diabetes the more likely they will be to develop DR. MarketScope estimates that there were approximately 9.9 million people in the United States and 97.5 million people worldwide with DR in 2012, and the number is expected to grow to 12.1 million in the United States and 130.5 million globally by 2025.

Approximately 10% of people with diabetes will develop DME during their lifetime. MarketScope estimates that 1.7 million people in the United States had DME in 2012, and the number is expected to grow to more than 2.2 million by 2025. Globally, MarketScope estimated that nearly 22.3 million people had DME in 2012 and the number of people with this disorder is expected to reach 30.2 million by 2025.

Current Therapies and Their Limitations. Currently there is no pharmaceutical drug approved for DR. The most common FDA-approved treatment is laser photocoagulation, where the progression of the disease is slowed by stopping fluid leakage. For some patients who experience fluid leakage into the vitreous gel, a surgical procedure called a vitrectomy is required to remove the cloudy vitreous gel and replace it with a saline solution. In addition, invasive therapies, such as laser and surgical treatments, are commonly used to treat DR. We are also aware of off-label use of corticosteroids to treat DR.

Recently there is growing evidence suggesting that vascular endothelial growth factor, or VEGF, is implicated in the pathogenesis of DME. In February 2011, Novartis gained regulatory approval for its anti-VEGF therapy, Lucentis, in Europe for the treatment of DME. In the United States, Roche/Genentech obtained FDA approval for Lucentis for DME in August 2012. However, anti-VEGF drugs must be injected directly into the eye. We are also aware of off-label use of corticosteroids to treat DME. We believe a significant commercial opportunity exists for the development of an approved therapy to treat DR/DME in a safe and convenient manner, such as through a self-administered oral pill.

Product Candidate. Emixustat is designed to slow down the visual cycle by targeting rod photoreceptors in the retina to reduce the effects of toxic by-products and oxidative damage as well as protect the retina from light damage. During periods of darkness, the shift to dark adaptation causes increased oxygen consumption in the visual cycle and problems associated with diabetic retinopathy. By safely lowering the activity of the rod photoreceptor system, we believe emixustat can reduce the rate of oxygen consumption in the visual cycle for patients with DR/DME, thus reducing the blood supply required to nourish the retina to slow or halt the progression of DR/DME.

Development Status. Non-clinical and clinical work completed for emixustat to treat and slow the progression of dry AMD may also be applicable for DR/DME. As a result of the non-clinical pharmacology studies conducted with emixustat for DR/DME to date, we expect that inhibition of RPE65 by emixustat would slow or delay the development of DR/DME. Animal studies have shown emixustat reduces the ion flow and increases the oxygen level in the retina.

The table below presents an overview of completed non-clinical primary pharmacology studies supporting treatment of DR/DME with emixustat.

In 2016, we plan to initiate our European Phase 2b/3 trial in subjects with DR/DME to determine the safety and efficacy of emixustat in DR/DME. We expect to conduct a prospective, randomized, multicenter, investigator-masked, active-controlled, dose-ranging study versus standard of care. Based on the extensive safety information available on emixustat, a separate safety study is not anticipated prior to initiation of safety and efficacy studies for DR/DME.

Although the European Phase 2b/3 study will be designed to function as Phase 3 clinical trials, we plan to initiate two additional Phase 3 clinical studies in 2019. These studies will consist of two prospective, identically-designed, randomized, multicenter, investigator-masked, studies to assess the efficacy of emixustat in subjects with DR/DME versus standard of care. The key efficacy endpoints will be at 12, 24 and 36 months.

Other Ophthalmic Diseases.

Stargardt Disease. Stargardt disease is considered the most common form of inherited macular dystrophy, a disease that results in progressive loss of rod and cone photoreceptors, leading to loss of central vision. We believe that Stargardt disease affects at least 30,000 individuals in the United States. Currently, there is no approved treatment for Stargardt disease. One of the key features of this disease is a profound hyper autofluorescence of the fundus that is similar to that observed in many patients with GA. This hyper autofluorescence is thought to result from the excess accumulation of retinal lipofuscin of which A2E is a major fluorophore. In pre-clinical mice studies, emixustat was effective in reducing A2E formation resulting from the isomerization process. Accordingly, we believe that emixustat may be effective at treating Stargardt disease. We are exploring potential development programs for this orphan indication.

Retinopathy of Prematurity. Retinopathy of prematurity, or ROP, is a sight-threatening ophthalmic disorder that primarily affects severely premature babies who weigh less than three pounds at birth or have a gestational age younger than 32 weeks at birth. In ROP, abnormal blood vessels grow and spread throughout the retina. This disorder is one of the most common causes of visual loss in childhood and can lead to lifelong vision impairment and blindness. According to the National Eye Institute, each year an estimated 400 to 600 children are blinded by ROP in the United States. Current treatments for ROP involve laser therapy or cryotherapy to retard blood vessel growth. A consequence of these treatments is a partial loss of peripheral vision. More recently, anti-angiogenic agents have been investigated as potential treatments for ROP. There are no FDA-approved medicinal therapies for treating ROP. We believe that emixustat may be effective at treating ROP by lowering the rate of oxygen consumption in the visual cycle, thereby reducing the blood supply required to nourish the retina and related stimulus to grow new blood vessels. We are exploring potential development programs for this orphan indication.

Retinitis Pigmentosa. Retinitis Pigmentosa, or RP, represents a group of hereditary diseases that cause a progressive degeneration of the photoreceptor cells of the retina. MarketScope estimates that approximately 350,000 people in the United States and 3.4 million people globally have RP or one of the other inherited retinopathies. Currently, there is no treatment available for RP and other related hereditary retinal dystrophies. Several clinical trials are in progress to investigate new treatments for RP. RP has been linked to variants in as many as 100 different genes, and these genetic variations cause malfunctioning in RPE and the photoreceptor cells. The loss of photoreceptor cells is typically accompanied by an abnormal increase in RPE cells, the accumulation of waste products, and the occlusion of small blood vessels, further degrading retinal function. We believe emixustat may be effective in treating certain kinds of RP. We are exploring potential development programs for this orphan indication.

OPA-6566 for Glaucoma

Disease Overview. Glaucoma is a progressive optic neuropathy that leads to irreversible damage to retinal ganglion cells. The damage may lead to diminished visual function and blindness, especially when not adequately treated. Globally, glaucoma is one of the leading causes of blindness. Since there is no known cure for chronic glaucoma, the principal goal of therapy is to prevent further progression and preserve visual function once therapy is initiated.

Glaucoma can be divided into two types, open-angle glaucoma and angle-closure glaucoma, based on whether the anatomic location of the majority of ocular fluid egress, the anterior chamber angle, is open or closed. Open-angle glaucoma is the more prevalent form of glaucoma, accounting for 90% of cases in the United States and 74% of cases in the world. Most glaucoma cases are characterized by elevated intraocular pressure, or IOP, that, among other factors, leads to structural abnormalities of the optic disc or retinal nerve fiber layer, resulting in abnormalities of the visual field. These abnormalities are often asymptomatic until they become extensive. Increased IOP is the most significant risk factor for the development of glaucoma, and numerous studies have provided strong evidence that IOP plays an important role in the neuropathy of glaucoma.

Prevalence. Frost & Sullivan estimates 4.5 million adults in the United States had ocular hypertension, a precursor to glaucoma, in 2010 and that this number will increase to 4.9 million by 2015. Frost & Sullivan also estimates 2.8 million adults in the United States had open-angle glaucoma in 2010 and that this number will increase to 3.0 million by 2015.

Current Therapies and Their Limitations. Many drugs have been developed and approved for lowering IOP for patients with ocular hypertension and open-angle glaucoma, although no currently approved therapies directly enhance outflow via the trabecular meshwork/Schlemm’s canal. The most commonly prescribed first-line classes of drugs for these conditions are prostaglandin analogues and beta-blockers. Some patients require concurrent treatment with more than one drug to achieve adequate IOP control. These classes of drugs are associated with local and/or systemic side effects. For example, prostaglandin analogues may cause eye redness, iris and/or eyelid pigmentation, and robust growth of eyelashes. Topical beta-blockers may cause bradycardia, or slow heartbeat, and bronchoconstriction, a narrowing of the airways.

Because glaucoma is one of the leading causes of blindness globally, there is a large global medical need for introduction of effective new therapies to reduce IOP. We believe a substantial commercial opportunity exists for the introduction of new classes of IOP-lowering drugs.

Product Candidate. OPA-6566, a selective adenosine A2a receptor agonist, is a novel compound that is formulated as a topical ophthalmic solution to reduce IOP in patients with ocular hypertension or open-angle glaucoma. OPA-6566 employs a mechanism of action that is differentiated from existing therapies. In contrast to prostaglandin analogues, which reduce IOP by enhancing uveoscleral outflow, or ocular beta-blockers, which reduce the formation of aqueous humor, OPA-6566 is designed to enhance the conventional aqueous outflow pathway via the trabecular meshwork/Schlemm’s canal. Because of this novel mechanism of action for reducing IOP, we believe OPA-6566 could be beneficial as a monotherapy treatment or in combination with other therapies.

Development Status. The IND for OPA-6566 for reduction of IOP in patients with open-angle glaucoma or ocular hypertension was submitted to the FDA in June 2011. We, in collaboration with Otsuka, the originator, conducted a Phase 1/2 clinical trial for OPA-6566 in the United States in patients with open-angle glaucoma or ocular hypertension. The trial was designed as a first-in-human, randomized, multicenter, placebo and active-controlled (latanoprost), investigator-masked, dose-escalation (four doses), parallel group study in 160 subjects carried out over four weeks of treatment evaluating safety, pharmacokinetics and efficacy (IOP lowering effects). Clinical trial results indicate that further pre-clinical evaluations are necessary to support the next phase of clinical studies due to the fact that the available results in patients did not demonstrate the pharmacological effect expected based on results from animal studies. Further, the results did not demonstrate that OPA-6566 was more effective than the placebo at lowering intraocular pressure. Work is currently being conducted to better understand these results. Therefore, we do not anticipate initiating our next Phase 1/2 clinical trial until 2015.

Overall adverse events and ocular adverse events were reported for OPA-6566 at a rate similar to the placebo and less than for latanoprost. Eye redness was the most commonly reported adverse event in this study, reported in 8% to 21% of subjects in the OPA-6566 treatment groups, 9% of subjects in the placebo group, and 53% of subjects in the latanoprost group. No serious adverse events were reported during the study. Also, no difference was recognized between OPA-6566 and placebo in most of the comparisons in the efficacy assessment of lowering intraocular pressure.

Collaborations with Otsuka

Emixustat hydrochloride

In September 2008, we entered into a co-development and collaboration agreement with Otsuka, or the Emixustat Agreement, to develop and commercialize emixustat and/or other back-up compounds for the treatment of dry AMD and other potential ophthalmic indications that the parties agree to pursue under the terms of the agreement. Under the terms of the agreement:

•	Otsuka paid us a $5 million initial license fee;

•

Otsuka funded $40 million of all development costs incurred prior to completion of Phase 2 clinical trials in the United States (or similar trials in other North American countries) and will share equally with us in the ongoing development costs in excess of $40 million that are incurred pursuant to an agreed development plan covering the development of emixustat for dry AMD and any other potential ophthalmic indications selected for investigation by a joint development committee established under the agreement, or the emixustat Joint Development Committee, or JDC;

•	Otsuka will loan funds to us for the payment of our share of development costs in excess of $40 million;

•

Otsuka paid us $15 million over a three-year period to fund a cooperative research program between the parties pursuant to an agreed research plan covering development of emixustat for ophthalmic indications other than dry AMD and research and development of emixustat’s back-up compounds;

•

if our clinical trials of the products and compounds developed under the agreement are successful and other conditions are satisfied, Otsuka will co-promote those products with us in North America and will share with us in profits and losses. If we do not elect to participate in co-promotion in one or more North American countries, Otsuka will solely commercialize products developed under the agreement in those countries pursuant to an exclusive license and will pay us royalties of 19% to 23% on net sales, depending on the amount of net sales;

•

Otsuka will have sole development and commercialization rights to the products and compounds developed under the agreement in selected countries in Asia, the Pacific, the Middle East and North Africa, which we refer to as Otsuka’s sole territory, and will pay us a royalty of 2% on net sales;

•

we will have sole development and commercialization rights to the products and compounds developed under the agreement in Europe and South America, and other regions or countries outside North America and Otsuka’s sole territory, subject to Otsuka’s right to first negotiate for these rights to the extent we intend to license them to a third-party, and will pay Otsuka a royalty of 2% on net sales;

•

if the emixustat JDC does not approve emixustat for development for any additional ophthalmologic indications in our shared territory, then each party will have sole development and commercialization rights in its sole territory;

•

Otsuka is potentially obligated to pay us up to $77.5 million in milestone payments, excluding the initial license fee and milestone payments made to date, based on the achievement of certain development goals and regulatory submissions and approvals; and

•	Otsuka is potentially obligated to pay us up to $175 million in milestone payments based upon attainment of agreed upon sales levels of emixustat.

If we elect to co-promote emixustat under the agreement with respect to one or more North American countries, our share of profits and losses from those sales will range between 35% and 50% for each country depending upon the participation level we choose at the time of our election. Prior to the submission of an NDA for emixustat, we currently intend to exercise our co-promotion option for emixustat at the participation level of 50%. The payment of royalties based on net sales of emixustat extends, on a country-by-country basis, until the later of 10 years after commercial launch and the expiration of patent rights covering the manufacture, importation, use or sale of emixustat in each particular country. The royalty rate on net sales payable by a party in a country is reduced on a country-by-country basis to the extent that the patent rights in a particular country expire. The royalty rate is reduced by 50% if a generic form of emixustat is marketed in that country and such generic form represents a total prescription unit volume of at least 20%. We have licensed to Otsuka our rights under our United States and foreign patents and applications.

Otsuka has the right to terminate this agreement prior to its expiration or renewal for any reason upon six months’ prior notice. Otsuka also has the right to terminate this agreement:

•

upon 14 days’ prior notice in the event that Otsuka decides not to bear its share of any further development costs in excess of $40 million incurred in connection with Phase 2 clinical trials or any further development costs incurred in connection with Phase 3 clinical trials, and terminates the collaboration in its entirety;

•	upon 14 days’ prior notice in the event Otsuka decides to terminate the agreement after considering the results of a Phase 2 or Phase 3 clinical trial; and

•	if we experience a change in control, excluding our initial public offering.

Otsuka may also terminate the collaboration relationship if:

•	Dr. Kubota is no longer one of our employees prior to certain regulatory approvals from the FDA;

•	Dr. Kubota no longer serves as our chief executive officer;

•	in Otsuka’s reasonable judgment, Dr. Kubota ceases to act as Co-Chair of the emixustat JDC; or

•	in Otsuka’s reasonable judgment, Dr. Kubota ceases to act as an ongoing and active member of our development team.

If the collaboration is terminated at Otsuka’s election or due to our insolvency, a material uncured breach of the agreement, our experiencing a change in control or as a result of a termination due to one of the provisions relating to Dr. Kubota above, Otsuka may continue to develop, manufacture and commercialize the products and compounds developed under the agreement and, except in the case of a termination due to a change in our control, the milestone and royalty payment obligations under the agreement will be reduced by 50%. If either party elects to terminate the collaboration for any reason (other than Acucela’s election to terminate the agreement as a result of a material uncured breach of the agreement by Otsuka) and we continue to develop and commercialize emixustat, we would be required to pay royalties to Otsuka based on net sales of emixustat following such termination.

Under the agreement, we have primary responsibility for the implementation of all development activities in North America through the completion of Phase 3 clinical trials and responsibility for all regulatory matters in North America until the parties have initiated the NDA process with the FDA. Otsuka has primary responsibility for the preparation and filing of the NDA and other approvals necessary to commercialize therapies resulting from the emixustat compound, or an approved backup compound, in North America. If we elect to co-promote emixustat under the agreement, Otsuka will manage operations and accounting with respect to all products resulting from our agreement in North America and all sales of these products shall be transacted in Otsuka’s name.

The collaboration is governed by the emixustat JDC, which consists of an equal number of representatives of Otsuka and us. Otsuka has ultimate decision making authority as to most commercialization matters. Decisions regarding development matters generally require the approval of both parties, although Otsuka retains ultimate decision making authority on: the designation of a backup compound to emixustat in the event the clinical trials of emixustat are unsuccessful; selection and approval of one or more potential compounds to be developed as backup compounds and the related development plans; approval of the development of compounds for indications other than for Dry AMD and the related development plans; approval of the research plans; and the specific allocation of resources and timelines for development plans and research plans under the collaboration.

OPA-6566

In September 2010, we entered into a development and collaboration agreement, or the Glaucoma Agreement, with Otsuka to develop and commercialize OPA-6566, an adenosine A2a receptor agonist developed by Otsuka, in the United States for the treatment of glaucoma and other potential ophthalmic indications that the parties agree to pursue under the terms of the agreement. The Glaucoma Agreement provides that, if our Phase 2 and/or Phase 3 clinical trials of the products and compounds developed under the agreement are successful, we may elect to exercise our right to co-develop and co-promote OPA-6566 in the United States. Under the terms of the agreement:

•	Otsuka will fund all development costs incurred prior to our election, if any, to co-develop and co-promote OPA-6566 or the products developed under the agreement in the United States;

•

if our Phase 2 and/or 3 clinical trials of the products and compounds being developed under the Glaucoma Agreement are successful and we timely elect to co-promote OPA-6566 and specify our participation percentage, we will co-promote those products with Otsuka in the United States, and we will share in half of the commercialization cost and net revenue, subject to spending limits, in accordance with the agreed commercialization plans;

•

subject to spending limits, we will share in half of the ongoing development costs incurred following any such election pursuant to an agreed development plan covering the development of OPA-6566 for glaucoma and any other potential ophthalmic indications and formulations selected upon each agreement for investigation by a joint development committee established under the agreement, or the OPA-6566 JDC; and

•

if we elect to co-develop and co-promote OPA-6566, we are obligated to pay an opt-in fee to Otsuka ranging from $10 million to $55 million depending on the timing and participation level of co-promotion (either 25% or 35%).

•

Upon our exercise of the opt-in right, Otsuka will, upon an agreement of both parties, grant us additional opt-in rights, which include: (1) the right to co-develop and co-promote OPA-6566 for ophthalmological indications in the United States other than for glaucoma; (2) the right to co-develop and co-promote new formulations of OPA-6566 for glaucoma in the United States; and a right of first negotiation to co-develop and co-promote other adenosine A2a receptor agonist compounds for the treatment of ophthalmologic diseases in the United States.

If we elect to co-develop and co-promote OPA-6566 under the agreement, our share of development costs will be approximately half of those incurred following our election. Under the agreement, the parties’ sharing of net sales from the commercialization of OPA-6566 in the United States extends until the joint commercialization committee established under the agreement, or the OPA-6566 JCC, decides to terminate commercialization efforts.

Our Glaucoma Agreement will automatically terminate if we do not elect to co-promote OPA-6566 within 90 days after results of the final Phase 3 clinical trial under the agreed development plan are available, subject to earlier termination in the event that we complete an initial public offering resulting in net proceeds to us of at least $150 million and other conditions apply. If we have not made our co-promotion election, Otsuka has the right to terminate this agreement prior to its expiration or renewal, but subject to notice periods of varying duration, for a number of other specified reasons, including:

•	there has been no development activity under the agreement or payments made by Otsuka for such activities for a period of 18 consecutive months;

•	we significantly delay development of any product under development pursuant to the agreement, Otsuka terminates the Emixustat Agreement for any reason; or

•	the emixustat JDC determines that the development of emixustat has failed.

Otsuka may also terminate the Glaucoma Agreement if:

•	we experience a change in control;

•	Dr. Kubota is no longer one of our employees prior to certain regulatory approvals from the FDA;

•	Dr. Kubota no longer serves as our full-time chief executive officer;

•	Dr. Kubota ceases to act as Co-Chair of the OPA-6566 JDC; or

•	in Otsuka’s reasonable judgment, Dr. Kubota ceases to act as an ongoing and active member of our development team.

If the collaboration is terminated after we elect to co-promote OPA-6566 due to the death or disability of Dr. Kubota or Otsuka’s material uncured breach of the Glaucoma Agreement, Otsuka may continue to develop, manufacture and commercialize the products and compounds developed under the agreement and is obligated to pay us a termination fee equal to the sum of all co-promotion exercise fees, development milestone payments and out-of-pocket development costs incurred by us under the agreement.

If we elect to co-promote OPA-6566 under the agreement, Otsuka will manage operations and accounting with respect to the manufacture and commercialization of the products developed under the agreement and all sales of these products shall be transacted in Otsuka’s name. The collaboration is governed by the OPA-6566 JCC and OPA-6566 JDC, which consist of an equal number of representatives of Otsuka and us. Ultimate decision-making authority on the development and commercialization is vested in Otsuka.

Rebamipide

In September 2008, we entered into a co-development agreement, or Rebamipide Agreement, with Otsuka to jointly develop an ophthalmic suspension containing rebamipide, a compound developed by Otsuka, to obtain FDA approval in the United States for its use in the treatment of dry eye syndrome.

In September of 2013, Otsuka elected to abandon the development of rebamipide for dry eye syndrome in the United States due to the fact that the primary endpoints were not met in the Phase 3 clinical trial in the United States and terminated the Rebamipide Agreement. As a result, the associated clinical trials were suspended and our development activities halted. Pursuant to the terms of the Rebamipide Agreement, we and Otsuka have agreed to enter into exclusive good faith negotiations for us to acquire the license to develop, manufacture, market, sell or otherwise exploit rebamipide or the product developed under the agreement in the United States upon commercially reasonable terms.

Intellectual Property

We believe a strong patent portfolio is critical to our success. In general, we seek patent protection for our anticipated products, or obtain such protection from the relevant patents we license. We also rely upon unpatented proprietary technology and know-how because, in some cases, our interest would be better served by reliance on trade secrets or confidentiality agreements than by patents. We have built a portfolio of 100 granted patents and 213 pending patent applications. To date, this portfolio includes 10 issued patents and 24 pending applications in the United States and one issued patent and 11 pending patent applications in Japan. The following is a description of our intellectual property portfolio.

Visual Cycle Modulation

For our lead VCM-based product candidate, emixustat, we have one issued United States patent (U.S. Patent No. 7,982,071) and seven pending United States patent applications. The issued patent will expire on or around 2029. Outside the United States, we have a total of nine issued patents in countries including Mexico, Korea,

Australia and Canada, as well as approximately 35 pending foreign counterparts in Europe and countries including Japan, Canada, Brazil, China, Chile, India, Russia, Taiwan and Argentina. If issued, these patent applications will cover compositions of matter and methods of using emixustat and would expire between 2028 and 2033.

In addition to our VCM technology related to emixustat, we have five other issued United States patents and 10 pending United States patent applications relating to VCM. Outside the United States, we have approximately 17 granted patents and 113 pending foreign counterparts in Europe and countries including Japan, Canada, Mexico, Brazil, China, India, Russia, and Taiwan. If issued, these patent applications will cover compositions of matter and methods of using these compositions. If issued, these patents would expire between 2028 and 2034.

Pursuant to the Emixustat Agreement, we hold a non-exclusive, worldwide, fully paid-up license to make, have made, use, sell, offer for sale and import certain products based on VCM that are developed by employees of Otsuka. This license is subject to certain restrictions but is irrevocable except in the event of termination of the Emixustat Agreement.

OPA-6566

OPA-6566, an adenosine A2a receptor modulator, is the subject of one United States patent assigned to Otsuka (U.S. Patent No. 7,834,002) and the subject of two additional patent applications filed by Otsuka at the United States Patent and Trademark Office. The issued patent will expire on or around 2025. If issued, the patents resulting from the two pending applications would expire on or around 2025 and 2030, respectively. Otsuka may have the right to extend the terms of issued patents up to an additional five years.

Pursuant to the Glaucoma Agreement, until we exercise our right to co-develop and co-promote products based on OPA-6566, we hold a non-exclusive, royalty-free, fully paid-up license in the United States to certain patents directed to OPA-6566 and related proprietary know-how controlled by Otsuka.

Other Technologies

We intend to continue to invest in our internal drug discovery and development programs and actively seek to license or otherwise acquire the rights to potential new drugs to expand or enhance our product pipeline.

As part of our internal research and development efforts, we currently have three confidential, non-published patent applications pending with the United States Patent and Trademark Office covering early-stage exploratory programs.

In May 2012, we strengthened our patent portfolio by acquiring the ophthalmic intellectual property rights to fenretinide, a retinol-binding protein antagonist with the potential to address retinal diseases, and its related compounds from ReVision Therapeutics. The purpose of the acquisition was to:

•	Clearly differentiate our VCM-based compounds from the retinol-binding antagonists and educate the medical and scientific community;

•	Enhance the leadership position of our product candidates relating to dry AMD;

•	Utilize the proprietary data and know-how obtained for our development of emixustat; and

•	Strengthen our ability to discover treatments for serious diseases of the eye.

Competition

The pharmaceutical and biotechnology industries are intensely competitive, and our product candidates, if commercialized, would compete with potential or existing drugs and therapies. In addition, there are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we have. Moreover, physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or “off-label,” uses are common across medical specialties and may represent a potential source of competition to our product candidates. Our ability to compete successfully will depend largely on our ability to:

•	design and develop products that are superior to other products in the market;

•	attract and retain qualified scientific, product development and commercial personnel;

•	obtain patent and/or other intellectual property protection for our product candidates and technologies;

•	obtain required regulatory approvals; and

•	successfully collaborate in the design, development and commercialization of new products.

We expect to compete on, among other things, product efficacy and safety, time to market, price, extent of adverse side effects and the basis and convenience of treatment procedures. To compete successfully, we will need to identify and develop products and exploit these products commercially before others are able to develop competitive products.

Dry AMD

There are no FDA-approved treatments for any form of dry AMD and we are not aware of any drugs marketed for the treatment of dry AMD. In response to this unmet medical need, new products are being developed that would compete with emixustat if emixustat is approved for dry AMD. Product candidates under development include neuroprotective agents, anti-inflammatory compounds, small interfering RNA molecules, complement inhibitors and other drugs that seek to preserve photoreceptors and the RPE. Key competitors under clinical development include Roche/Genentech’s lampalizumab, an intravitreal injection therapy; GlaxoSmithKline’s GSK933776 and Pfizer’s RN6G, intravenously administered anti-amyloid immunotherapy drugs; MacuCLEAR’s MC1101, an antihypertensive drug being developed as an eye drop; and Potentica’s POT-4, a complement inhibitor and several other complement inhibitors.

Glaucoma

In the United States, there are a number of drugs that have been approved for the reduction of intraocular pressure in patients with ocular hypertension or open angle glaucoma or are under development for this indication. Each of these drugs is a potential competitor to OPA-6566 if it were to be approved for the reduction of IOP associated with glaucoma. Key product classes that are most commonly used are prostaglandins, such as Xalatan, and beta-blockers, such as timolol. Moreover, a large number of generic versions of drugs target elevated IOP and may have market penetration and price advantages over OPA-6566. In addition to these approved treatments, a number of new products are being developed that would compete with OPA-6566 if OPA-6566 is approved to treat glaucoma. Aerie Pharmaceuticals, Inc. is conducting Phase 3 clinical trials for AR-12286, a Rho kinase inhibitor; Bausch & Lomb and NicOx S.A. announced positive top-line results for BOL303259X, an EP2 receptor agonist in Phase 2 and initiated Phase 3 clinical trials. Other therapies in Phase 2 include OphthaliX’s CF101, an adenosine A3 agonist and Inotek Pharmaceuticals’ INO-8875, an adenosine A1 receptor agonist.

Sales and Marketing

As we continue to evolve as an organization and as our product candidates develop, we intend to begin our sales and marketing activities by establishing our own specialized ophthalmic sales and marketing infrastructure.

As a part of our collaboration strategy with Otsuka, we have retained the option to acquire commercialization rights once our product candidates reach the later stages of clinical development. We have an option to co-promote emixustat in North America. Additionally, we have the right to co-develop and co-promote OPA-6566 in the United States. Our goal is to successfully implement marketing and sales activities to support the launch and on-going activities of our products in the marketplace. We will achieve this goal by hiring seasoned sales and marketing professionals as well as utilizing third parties to assist where appropriate.

Although we have not yet made an election regarding co-promotion under our collaboration agreements with Otsuka, we are preparing a long-term strategic plan to create a dedicated ophthalmic specific sales and marketing infrastructure that can be used for the commercialization of any of our product candidates that receive marketing approval. We expect to focus our internal sales and marketing efforts on ophthalmologists (and optometrists as needed).

The table below presents our commercial rights for each Otsuka collaboration program by geographic area.

Manufacturing and Supply

We rely on third parties to manufacture cGMP emixustat hydrochloride for research, development, pre-clinical and clinical trials, and do not expect to establish our own manufacturing capability. Under the terms of the Emixustat Agreement, Otsuka will be responsible for the manufacture and supply of emixustat commencing with our next Phase 3 clinical trials. We maintain relationships with third-party manufacturers for the development of formulations and potential mass production of our product candidates upon agreement of Otsuka and us. Otsuka is responsible for the manufacture and supply for OPA-6566.

We have no contractual commitments to any manufacturers for future manufacturing though we believe that there are several manufacturing sources available on commercially reasonable terms to meet our clinical and any future commercial production requirements.

Government and Other Regulation

General Overview

Government authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, quality, efficacy, safety (pre- and post-marketing), manufacturing, labeling, storage, record-keeping, advertising, promotion, export, import, marketing and distribution of pharmaceutical products.

United States

In the United States, the FDA, under the Federal Food, Drug & Cosmetic Act, or FFDCA, and other federal and local statutes and regulations, subjects pharmaceutical products to review. If we do not comply with applicable regulations, the government may refuse to approve or place our clinical studies on clinical hold, refuse to approve our marketing applications, refuse to allow us to manufacture or market our products; our products may be seized, injunctions and monetary fines may be imposed, and we may be criminally prosecuted.

To obtain approval of a new product from the FDA, we must, among other requirements, submit data supporting the safety and efficacy, as well as detailed information on the manufacture and composition of the product and proposed labeling. The testing and collection of data and the preparation of the necessary applications are expensive and time consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approval that could delay or preclude us from marketing our products. The drug approval process in the United States generally involves the following:

•	completion of pre-clinical laboratory and animal testing and formulation studies conducted under Good Laboratory Practices, or GLP, regulations;

•	submission of an IND which must become effective before human clinical trials may begin;

•

completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the investigational drug for its intended use; the studies must be conducted under Good Clinical Practices, or GCP, regulations;

•	submission of an NDA or Biologics License Application, or BLA;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, regulations; and

•	FDA review and approval of the NDA or BLA.

Phase 2 trials are usually conducted in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse events and safety risks, and preliminarily evaluate the efficacy of the drug for specific indications.

Phase 3 trials further evaluate clinical efficacy and test further for safety in an expanded patient population at geographically dispersed test sites. Completion of two adequate and well-controlled Phase 3 studies with results that replicate each other is the norm before an application can be submitted to the FDA.

The FDA closely monitors the progress of each phase of clinical testing and may, at its discretion, reevaluate, alter, suspend or terminate testing based on data accumulated to that point and its assessment of the risk/benefit relationship to the patient. Total time required for running the clinical studies varies between two and ten years. Additional clinical testing may be required for special classes of patients, e.g., geriatric patients, pediatric patients, patients with renal impairment.

Once all the clinical studies are completed, the sponsor submits the NDA that contains the results of non-clinical and clinical trials, together with detailed information on the chemistry, manufacturing and controls of the product and proposed labeling. It is also important that the sponsor provide a detailed description that justifies the risk/benefit relationship of the drug to the patient. Under the Prescription Drug User Fee Act, or PDUFA, the applicant must pay a fee which is substantial and increases every year. In fiscal year 2013, the fee is $2.0 million.

The FDA conducts a preliminary review of the NDA and within 60 days will make a “fileability” decision. Once the submission is accepted for filing, the FDA conducts an in-depth review of the NDA. Under the PDUFA, the FDA has ten months and six months in which to complete its review and issue an action letter for a standard and priority review NDA, respectively. The review process may be extended by three months if the FDA requests additional information or the sponsor provides significant new information or clarification regarding information already provided in the submission within the last three months of the PDUFA goal date. If the FDA’s evaluation of the NDA and audit/inspection of clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter. An approvable letter contains conditions that must be met to secure final approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter authorizing commercial marketing of the drug for the proposed indication(s). If the FDA’s evaluation of the NDA submission and audit/inspection of clinical and manufacturing procedures and facilities are not favorable, the FDA may refuse to approve the NDA and issue a not approvable letter.

Fast Track Designation

The FDA’s “fast track” program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. Fast track designation permits the FDA to initiate review of sections of an NDA before the application is complete. This so called “rolling review” is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant has paid the applicable user fees, half of which are due at the time of filing and half of which are due at the time of approval. The FDA’s PDUFA review clock does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or the designated development program is no longer being pursued.

Other Regulatory Requirements

Risk Evaluation Mitigation Strategy, or REMS. The recently enacted Food and Drug Administration Amendments Act of 2007, or FDAAA, gives the FDA authority to require a drug-specific REMS to ensure the safe use of the drug. In determining whether a REMS is necessary, the FDA must consider the size of the population most likely to use the drug, the seriousness of the disease or condition to be treated, the expected benefit of the drug, the duration of treatment, the seriousness of known or potential adverse events and whether or not the drug is a new chemical entity. If the FDA determines a REMS is necessary, the sponsor must propose the REMS plan at the time of approval. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health providers of the drug’s risks, limitation on who may prescribe or dispense the drug or other measures that the FDA deems necessary to assure the safe use of the drug.

The FDAAA also expands the FDA’s authority to require post-approval studies and clinical trials if the FDA, after drug approval, deems it appropriate. The purpose of such studies would be to assess a known serious risk or signals of a serious risk related to the drug or to identify an unexpected serious risk when available data indicates the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.

Patent Term Restoration and Marketing Exclusivity. Depending upon the timing, duration and specifics of FDA approval of the use of our drug product candidates, some of the U.S. patents covering our product candidates may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA or BLA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for extension must be made prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant application.

Market exclusivity provisions under the FFDCA also can delay the submission or the approval of certain applications. The FFDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FFDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Post-Marketing Requirements. There are post-marketing safety surveillance requirements that we will need to meet to continue to market an approved product. Adverse experiences with the product must be reported to the FDA and could result in imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety and/or efficacy of the product occur following approval. The FDA may also, in its discretion, require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products.

With respect to product advertising and promotion of marketed products, the FDA imposes a number of complex regulations which include, but are not limited to, standards for direct-to-consumer advertising, off-label promotions, industry-sponsored scientific and educational activities and promotional activities involving the Internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of warning letters directing the sponsor to correct deviations from FDA standards, a requirement that future advertising and promotional materials are pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

The manufacturing facility that produces our product must maintain compliance with cGMP and is subject to periodic inspections by the FDA. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal and regulatory action, including warning letters, seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties.

Foreign Regulations

Foreign regulatory systems, although varying from country to country, include risks similar to those associated with FDA regulations in the United States.

Under the European Union regulatory system, applications for drug approval may be submitted either in a centralized or decentralized procedure. Under the centralized procedure, a single application to the EMA leads to an approval granted by the European Commission, which permits marketing of the product throughout the European Union (currently 27 member states). The centralized procedure is mandatory for new chemical entities, biotech and orphan drug products and products to treat AIDS, cancer, diabetes and neuro-degenerative disorder, auto-immune diseases, other immune dysfunctions and viral diseases. Products that constitute a significant therapeutic, scientific or technical innovation or which are in the interests of patients at the European Union community level may also be submitted under this procedure. Our product would potentially qualify for this procedure as a product that constitutes a significant therapeutic, scientific or technical innovation and is a new chemical entity. If we were to pursue this route, we will need to justify qualification for eligibility with the European Medicines Agency 18 months before the filing date.

The decentralized procedure provides for mutual recognition of nationally approved decisions and is used for products that do not comply with the requirements for the centralized procedure. Under the decentralized procedure, the holders of national marketing authorization in one of the countries within the European Union may submit further applications to other countries within the European Union, who will be requested to recognize the original authorization based on an assessment report provided by the country in which marketing authorization is held.

Third-Party Payor Coverage and Reimbursement

Although none of our product candidates has been commercialized for any indication, if they are approved for marketing, commercial success of our product candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors including U.S. state and federal programs, such as Medicare and Medicaid, and private health insurance programs. Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low income persons. In general, program participants are eligible for full or partial reimbursement of the cost of drug therapies. Government payor programs, including Medicare and Medicaid, private health care insurance companies, and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or drug treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost-containment. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems. Examples of how limits on drug coverage and reimbursement in the United States may cause reduced payments for drugs in the future include:

•	changing Medicare reimbursement methodologies;

•	fluctuating decisions on which drugs to include in formularies;

•	revising drug rebate calculations under the Medicaid program; and

•	reforming drug importation laws.

Some third-party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our drug candidates and operate profitably.

Employees

As of September 30, 2013, we had 86 employees employed in the areas of research, clinical development and operations and administration. In October 2013, we implemented a plan to reduce expenses, including a reduction in force of approximately 30 employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider relations with our employees to be good.

Facilities

We currently occupy approximately 21,000 square feet of office space in downtown Seattle, Washington for our corporate headquarters. Our research and development activities are conducted in our 17,000-square foot laboratory located in Bothell, Washington. Both facilities are occupied pursuant to non-cancellable leases which expire in February 2015. We believe our space is adequate for our current needs and suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations, including laboratory space.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings, and to our knowledge none is threatened.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of December 31, 2013:

Name	Age	Position(s)
Ryo Kubota, M.D., Ph.D.	46	Chairman, President and Chief Executive Officer
David L. Lowrance	45	Chief Financial Officer, Treasurer and Secretary
Hien DeYoung	50	Vice President Human Resources
Peter A. Kresel(3)	69	Director
Glen Y. Sato*(1)(2)	54	Director
Michael Schutzler(2)(3)	51	Director
Brian O’Callaghan(1)	44	Director

*	Lead Independent Director
(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating committee

Ryo Kubota, M.D., Ph.D. is our founder, and has served as President, Chief Executive Officer and director since June 2002 and Chairman since April 2005. Additionally, he served as Treasurer from June 2002 to August 2006 and as Secretary from June 2002 to September 2002, November 2002 to August 2006, and March 2007 to July 2011. Prior to founding Acucela Inc., Dr. Kubota worked in the ophthalmology field, including serving as an instructor at Keio University and as an Acting Assistant Professor at the University of Washington School of Medicine. Dr. Kubota holds an M.D. and a Ph.D. in medicine from Keio University. Dr. Kubota has been board certified in ophthalmology by the Japanese Ophthalmological Association since 1996 and is a member of the American Academy of Ophthalmology, the Association for Research in Vision and Ophthalmology, and the Japanese Ophthalmology Society. Since 2008, Dr. Kubota has been a director of the Japan-America Society of the State of Washington. We believe Dr. Kubota should serve as our Chairman based on the perspective and experience he brings to our board of directors as our President, Chief Executive Officer and Founder, which adds historical knowledge, scientific leadership, ophthalmic industry expertise, partnering leadership and continuity to our board of directors.

David L. Lowrance has served as Chief Financial Officer since April 2011 and Secretary and Treasurer since July 2011. Prior to joining Acucela, from March 2003 to April 2011, he served as Vice President and Chief Financial Officer for Cumberland Pharmaceuticals Inc., a publicly traded pharmaceutical company. From 1994 to 2003, he served in senior finance and accounting roles within divisions of global companies, including BorgWarner Inc. and Icore International, Inc. Prior to this, Mr. Lowrance worked as an accountant for Ernst & Young LLP, where he managed a number of healthcare, manufacturing, real estate and not-for profit clients. Mr. Lowrance holds a B.B.A. in accounting from the University of Georgia and is a Certified Public Accountant.

Hien DeYoung has served as Vice President of Human Resources since July 2011. She was our Senior Director of Human Resources from March 2009 to June 2011. Prior to joining us, from June 2006 to February 2009, Ms. DeYoung provided human resources consulting services to CEOs and founders of life science and medical device companies under her consulting company, DeYoung Consulting. From November 1998 to April 2006, she was Director of Human Resources & Corporate Administration for CEPTYR, Inc., a small molecule company focused on treating metabolic diseases. Previous to this she held positions in corporate administration for the software manufacturing, mining and legal industries. Ms. DeYoung completed her Senior Professional In Human Resources certification in 2004, and she is a Certified Predictive Index Assessment Analyst.

Peter A. Kresel has served on our board of directors since August 2007. He has also provided ongoing consulting services to us since 2005. Mr. Kresel retired from Allergan, Inc., a multi-specialty health care company, in 2006 after 13 years of service as Senior Vice President of Global Regulatory Affairs. Prior to joining Allergan, Mr. Kresel served as Director of Worldwide Regulatory Affairs at Bristol-Myers Squibb Company. Mr. Kresel has a B.S. in microbiology from Syracuse University, and an M.B.A. in marketing from University College at Syracuse University. We believe Mr. Kresel should serve as a director based on his experience in senior management roles at large pharmaceutical companies and his extensive knowledge of regulatory affairs for ophthalmic products.

Glen Y. Sato has served on our board of directors since August 2009. Mr. Sato has been a partner of Cooley LLP, a law firm, since 2006. From 2003 to 2006, Mr. Sato served as Senior Vice President and Chief Financial Officer of PDL BioPharma, Inc., (formerly Protein Design Labs, Inc.), a biopharmaceutical company. From 1999 to 2003, Mr. Sato served as Chief Financial Officer and General Counsel at Exelixis, Inc., a genomics based pharmaceutical discovery company. Mr. Sato holds a Bachelor’s degree in economics from the College of Social Studies from Wesleyan University and a J.D. and M.B.A. from the University of California, Los Angeles. Since May 2003, Mr. Sato has served as a director of Intarcia Therapeutics, Inc. We believe Mr. Sato should serve as a director based on his experience in senior management roles at pharmaceutical companies, and his experience leading the financial functions of these companies.

Michael T. Schutzler has served on our board of directors since May 2012. Since August 2013, Mr. Schutzler has served as Chief Executive Officer of The Washington Technology Industry Association, an association of North American technology companies. Mr. Schutzler served as Chief Executive Officer and a director of Livemocha, Inc., an online language learning community, from June 2010 to April 2013, when it was acquired by Rosetta Stone. Since April 2007, Mr. Schutzler has provided leadership and business counseling through his company, CEOsherpa LLC. From 1998 until 2012, Mr. Schutzler served as a director of Digital Forest Inc. and from 2008 until 2010, Mr. Schutzler served as a director of Talent Spring Inc. From July 2003 to March 2007, Mr. Schutzler was a Senior Vice President of RealNetworks, Inc. a digital media product company. From February 2003 to July 2004, Mr. Schutzler was Senior Vice President of Consumer Products at Monster Worldwide, Inc., an online recruiting company. From September 2000 to September 2002, Mr. Schutzler was the Chief Executive Officer of Classmates.com (now Classmates Media Corporation), an online social network. Since March 2007, Mr. Schutzler has served as a member of the board of directors of FlowPlay Inc., an online video game company. Since January 2010, Mr. Schutzler has served as a member of the Board of Advisors of the Center for Innovation & Entrepreneurship at the Michael G. Foster School of Business at the University of Washington. Mr. Schutzler holds a B.S. degree from Pennsylvania State University and an M.B.A. from the University of Rochester. We believe Mr. Schutzler should serve as a director based on his experience in senior management roles and his commercial and business development experience.

Brian O’Callaghan has served on our board of directors since September 2013. Mr. O’Callaghan is currently Chairman and Chief Executive Officer of Sonrgy Inc., a San Diego based biotech company. Previous to this, Mr. O’Callaghan served as President and Chief Executive Officer of Sangart Inc. and as a member of Sangart’s board of directors. Mr. O’Callaghan has also served as Chief Commercial Officer at NPS Pharmaceuticals, Inc., where he led important corporate strategic initiatives, and as General Manager of two global divisions of Covance Inc., where he was successful in restructuring and rebuilding two core business units. At Novartis Pharmaceuticals Corporation, Mr. O’Callaghan served as General Manager of their North American Transplantation & Immunology Division as well as their Infectious Diseases Division where he was instrumental in several successful product launches, in-licensing deals and growing two key business units. Mr. O’Callaghan co-founded a biopharmaceutical company, BioPartners, in Switzerland; served as General Manager of Merck Biopharmaceuticals in Germany; and has held various senior management positions within Pfizer UK and Bayer, Ireland. Mr. O’Callaghan holds an MBA from Henley College of Business Management in the UK and a Marketing Diploma from Cork Institute of Technology & Marketing Institute of Ireland. He currently serves on a number of Boards, including BIOCOM, Aquavit Biopharma, and the San Diego Century Club. We believe Mr. O’Callaghan should serve as a director based on his experience in senior management roles in pharmaceutical companies and his pharmaceutical operations and commercialization experience.

Our executive officers are elected by, and serve at the discretion of our board of directors. There are no familial relationships among our directors and officers.

Board of Directors Composition

Under our amended and restated bylaws, our board of directors may set the authorized number of directors. Our board of directors currently consists of five members. Our currently serving members of the board will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock.

At each annual meeting of our shareholders, the successors to the directors whose terms expire at each such meeting will be elected to serve until the meeting after their election or until their successor has been elected.

Independence of Directors

Upon the completion of this offering, our common stock will be listed on the Mothers market of the Tokyo Stock Exchange. As such, our common stock will not be listed on a national securities exchange or an inter-dealer quotation system. Under these circumstances, the rules of the United States Securities and Exchange Commission, or the SEC, require that we identify which of our directors is independent using a definition for independence for directors of a national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, with us, our senior management and our independent registered public accounting firm, our board of directors has determined that only three of our directors, Messrs. Sato, Schutzler and O’Callaghan, are independent directors under standards established by the New York Stock Exchange, or the NYSE.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating committee. The composition and responsibilities of each committee are described below. Following the completion of this offering, copies of the charters for each committee will be available without charge, upon request in writing to Acucela Inc., 1301 Second Avenue, Suite 1900, Seattle, Washington 98101, Attn: Investor Relations or on the investor relations portion of our website, www.acucela.com. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Glen Sato, who is the chair of the audit committee, and Brian O’Callaghan. The composition of our audit committee meets the requirements for independence under applicable NYSE and SEC rules and regulations. In addition, our board of directors has determined that Glen Sato is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. All audit services to be provided to us and all permissible non audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors adopted, an amended and restated charter for our audit committee, which will be posted on our website. Our audit committee, among other things:

•	selects a firm to serve as independent registered public accounting firm to audit our financial statements and determines the compensation for our independent registered public accounting firm;

•	helps to ensure the independence of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year end operating results, our financial statements, our accounting and financial reporting processes, and the integrity of our financial statements;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	resolves disagreements between management and our independent registered public accountants;

•	oversees our compliance with legal and regulatory requirements and compliance with ethical standards adopted by us;

•	considers the adequacy of our internal controls regarding finance and accounting;

•	discusses our policies with respect to risk assessment and risk management; and

•	reviews and approves (or, as permitted, pre approves) all audit and non audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Glen Sato, who is the chair of the compensation committee, and Michael Schutzler. The composition of our compensation committee meets the requirements for independence under applicable NYSE and SEC rules and regulations, with the exception of Mr. Kresel, who is not deemed independent based on his consulting relationship with us. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors adopted, an amended and restated charter for our compensation committee, which will be posted on our website. Our compensation committee, among other things:

•	reviews and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	evaluates the performance of our chief executive officer;

•	administers our stock and equity incentive plans;

•

reviews and approves corporate goals and objectives relevant to the compensation of our executive officers and evaluates the performance of our executive officers in light of these goals and objectives;

•	reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating Committee

The nominating committee is comprised of Michael Schutzler, who is the chair of the nominating committee, and Peter Kresel. The composition of our nominating committee meets the requirements for independence under applicable NYSE and SEC rules and regulations, with the exception of Mr. Kresel, who is not deemed independent based on his consulting relationship with us. The nominating committee recommended, and our board of directors adopted, an amended and restated charter for our nominating committee, which will be posted on our website. Our nominating committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and its committees;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to our board of directors regarding composition of the board and its committees;

•	reviews related party transactions and proposed waivers of our code of conduct;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to our board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

During 2013, our compensation committee consisted of Peter Kresel and Glen Sato. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

We are party to a consulting agreement with Peter Kresel, one of our directors, that provides for services through January 2, 2014. See “Transactions with Related Parties, Founders and Control Persons—Consulting Relationship” below for a discussion of this agreement.

Director Compensation

In general, we compensate our non-employee directors with a combination of cash and equity awards. As discussed in “Transactions with Related Parties, Founders and Control Persons—Consulting Relationship” below, Mr. Kresel receives compensation in connection with his provision of consulting services to us. We pay each independent director an annual retainer fee of $1,500, between $3,250 and $7,500 to each director who serves as a committee chair and between $1,500 and $3,750 to each director who serves on a committee. Further, each director who serves as a chair of one of the committees of our board receives, upon appointment and annually thereafter, options to purchase 2,500 shares of our common stock.

Our practice is to offer our independent directors an initial option package, consisting of 20,000 shares of our common stock, when they join our board of directors and annual option grants after a director has served on our board for at least 12 months. In February 2013, we granted to Michael Schutzler options to purchase 2,500 shares of our common stock at an exercise price of $10.33 per share. Mr. Schutzler’s option award vests in equal monthly installments over one year from the vesting commencement date of May 24, 2012 in accordance with our practices for annual option grants.

Non-employee directors will receive no other form of remuneration, perquisites or benefits, but will be reimbursed for their expenses to attend meetings, including travel, meal and other expenses.

The following table provides information regarding the compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2013. All compensation paid to Dr. Kubota, our only employee director in 2013, is set forth in the tables below under “Executive Compensation—Summary Compensation.”

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation		Total
Yoshitaka Kitao(2)	$ —	$ —	$ —		$ —
Peter A. Kresel	—	—	300,000	(3)	300,000
Glen Y. Sato	15,625	—	—		15,625
Michael Schutzler	10,000	23,168	—		33,168
Brian O’Callaghan	5,625	—	—		5,625

(1)	The amounts in this column represent the aggregate grant date fair values for stock option awards, computed in accordance with FASB ASC Topic 718, granted to the non-employee directors for 2013, consistent with the 2012 grants as discussed in note 14 to our financial statements included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates–Stock-Based Compensation” above for a discussion of how we have valued our common stock.

The aggregate number of shares subject to outstanding stock option awards held by each of our non-employee directors as of December 31, 2013 were as follows:

Name	Aggregate Number of Shares Underlying Outstanding Stock Option Awards
Yoshitaka Kitao	—
Peter A. Kresel	20,000
Glen Y. Sato	40,000
Michael Schutzler	22,500
Brian O’Callaghan	—

(2)	As a representative of SBI, one of our principal shareholders, Mr. Kitao did not receive any compensation for his board membership.
(3)	Includes amounts earned by Mr. Kresel pursuant to his consulting agreement. See also “Transactions with Related Parties, Founders and Control Persons—Consulting Relationship” below.

EXECUTIVE COMPENSATION

Summary Compensation

The following table provides information regarding all compensation awarded to, earned by or paid to our named executive officers for all services rendered in all capacities to us during 2012 and 2013. Our named executive officers for 2013 include our principal executive officer and our two most highly compensated executive officers (other than our principal executive officer) serving as such at December 31, 2013. We refer to these three executive officers as our named executive officers.

Summary Compensation Table

Name and principal position	Year	Salary	Bonus		Stock Awards(1)	Option Awards	Non-Equity Incentive Plan Com- pensation(2)	All Other Compen- sation		Total(3)
Ryo Kubota M.D., Ph.D.
Chairman, President & Chief Executive Officer	2013	$485,016	$36,885	(4)	$ 456,360	$—	$232,800	$804,776	(5)	$2,015,837
	2012	485,000	100,000	(6)	56,654	—	320,100	107,359	(7)	1,069,113

David L. Lowrance
Chief Financial Officer	2013	308,544	—		—	—	108,453	18,626	(8)	435,623
	2012	289,800	16,000	(6)	—	376,801	93,200	89,098		864,899

Hien DeYoung
Vice President Human Resources	2013	259,512	—		—	—	78,113	17,056	(9)	354,681
	2012	249,500	16,000	(6)	—	—	80,249	17,625		363,402

(1)	The amount in this column represents the aggregate grant date fair value of the stock awards, computed in accordance with FASB ASC Topic 718, issued to Dr. Kubota for fiscal years 2012 and 2013, as discussed in note 13 to our audited financial statements and note 6 to our unaudited financial statements. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” above for a discussion of how we have valued our common stock.
(2)	The amounts in this column represent total performance-based bonuses under our Acucela Incentive Program earned for services rendered in fiscal years 2012 and 2013.
(3)	The amounts in this column represent the sum of the compensation amounts reflected in the other columns of this table.
(4)	Pursuant to our Acucela Incentive Program, our Compensation Committee used its discretion to approve a cash bonus in the amount of $36,885 to Dr. Kubota in recognition of his accomplishments as the company’s Chief Executive Officer in 2013.
(5)	Includes $456,360 in amounts paid by us to discharge Dr. Kubota’s indebtedness under promissory notes used to fund his purchase of shares of our common stock (see footnote 1) pursuant to our employment agreement with Dr. Kubota, gross-ups of $329,790 for the payment of taxes due in connection with these payments, $13,991 for the payment of insurance premiums, and $4,635 for payment of commuting and parking costs.
(6)	Represents a discretionary bonus awarded in September 2012 for the named executive officer’s contribution to the achievement of a key development milestone for one of our product candidates.
(7)	Includes $56,654 in amounts paid by us to discharge Dr. Kubota’s indebtedness under promissory notes used to fund his purchase of shares of our common stock (see footnote 1) pursuant to our employment agreement with Dr. Kubota and gross-ups of $32,495 for the payment of taxes due in connection with these payments.
(8)	Represents, $13,991 for the payment of insurance premiums, and $4,635 for payment of commuting and parking costs.
(9)	Represents $12,421 for the payment of insurance premiums and $4,635 for payment of commuting and parking costs.

2013 Stock Awards

Pursuant to our employment agreement with Dr. Kubota, Dr. Kubota purchased a total of 31,452 shares of our common stock for an aggregate purchase price of $456,360 during 2013. For a discussion of Dr. Kubota’s equity ownership arrangement, see “—Executive Employment Arrangements—Ryo Kubota, M.D., Ph.D.” These shares are subject to our right to repurchase if Dr. Kubota no longer provides services to us. Our right to repurchase these shares lapses with respect to 8.333% of the shares after each full three-month period of service and upon the completion of this offering. If Dr. Kubota is terminated without “Cause” (as defined in Dr. Kubota’s employment agreement), our right to repurchase 50% of the shares will lapse. Further, our right to repurchase the shares will lapse if Dr. Kubota is terminated and we do not repurchase the shares within 60 days of termination or if Dr. Kubota is terminated without Cause or for “Good Reason” (as defined in Dr. Kubota’s employment agreement) within 18 months of a “Change in Control” (as defined in Dr. Kubota’s employment agreement). As payment for the shares of common stock, Dr. Kubota delivered to us full recourse promissory notes in the aggregate principal amount of $456,360, secured by pledges of the applicable shares. In accordance with the terms of Dr. Kubota’s employment agreement, in January and May 2013 we funded the repayment in full of these notes. In connection with these repayments, we paid Dr. Kubota an aggregate of $329,790 to offset any additional taxes payable by him in connection with the repayment of the notes.

Non-Equity Incentive Plan Compensation

Our named executive officers were awarded cash bonuses for 2013 pursuant to our Acucela Incentive Program. Under our Acucela Incentive Program, our named executive officers were eligible to receive bonuses based on the achievement of our annual company performance objectives and, in the case of Mr. Lowrance and Ms. DeYoung, each officer’s individual performance objectives for the year. Target award opportunities for our Acucela Incentive Program were established by our compensation committee based on recommendations from management. For 2013, the named executive officers’ target bonus opportunities (as a percentage of base salary) were as follows: Dr. Kubota—60%; Mr. Lowrance—35%, and Ms. DeYoung—30%; and Dr. Kubota’s actual bonus payment was determined by multiplying the percentage of corporate goals and objectives achieved, or the Corporate Factor, by Dr. Kubota’s target award opportunity. For Mr. Lowrance and Ms. DeYoung, the actual bonus payments were determined by the sum of the product of the Corporate Factor multiplied by corporate goals and objectives weighting plus the product of the percentage of the individual named executive officer’s goals and objectives achieved, or the Individual Factor, multiplied by the individual goals and objectives weighting. The sum of this figure was then be multiplied by the target award opportunity.

The relative weightings of corporate goals and objectives to individual goals and objectives under our Acucela Incentive Program for our named executive officers were as follows:

Named Executive Officer	Corporate Goals and Objectives	Individual Goals and Objectives
Ryo Kubota M.D., Ph.D.	100%	NA
David L. Lowrance.	65%	35%
Hien DeYoung	65%	35%

For 2013, the Corporate Factor could range from 0% to 125%, but not exceed 125%, based on the achievement of seven corporate goals and objectives, each of which contributed a specified portion, ranging from 5 to 35 percentage points, to the 125 possible percentage points within the Corporate Factor. These corporate goals and objectives are based on clinical study milestones achieved for emixustat, OPA-6566, and rebamipide, business development milestones, and strategic collaboration milestones.

For 2013, the Individual Factor could range from 0% to 125%, based on the achievement of the individual goals and objectives for the applicable named executive officer. In making these determinations, we take into account, on a subjective basis, various factors, including the recommendations of our chief executive officer,

Dr. Kubota. In addition, Dr. Kubota has discretion to decrease or increase, but not above 125% the percentage achievement reflected in the annual bonus review process and thus determine the percentage achieved under the Individual Factor. The goals and objectives used to determine the Individual Factor are individually established for each named executive officer and fell into categories of performance regarding progress on our clinical studies, management of our partner relationships, progress in our public offering, and improvements in our financial reporting, and planning functions. For 2013, our compensation committee determined that the Corporate Factor was 80%, based on achievement of the corporate goals and objectives, and that the Individual Factors for Mr. Lowrance and Ms. DeYoung were each 100%, based on their strong performance during 2013. For 2013, the annual payments earned by our named executive officers under our Acucela Incentive Program were the following:

Named Executive Officer	Actual Award Amount
Ryo Kubota M.D., Ph.D.	$269,685
David L. Lowrance	$108,453
Hien DeYoung	$78,113

The following table provides information regarding equity awards held by our named executive officers as of December 31, 2013.

Outstanding equity awards at December 31, 2013

	Option awards					Stock awards
	Number of Securities Underlying Unexercised Options			Option Exercise Price(1)	Option Expiration Date	Number of Shares of Stock that Have Not Vested(2)	Market Value of Shares of Stock that Have Not Vested(3)
Name	Exercisable		Unexercisable
Ryo Kubota M.D., Ph.D.	10,000	(4)	—	$1.45	5/4/2017	28,870	$476,357
David L. Lowrance	27,000	(5)	40,500	$4.52	5/17/2021	—	—
	13,580	(6)	54,320	$9.30	5/24/2022	—	—
Hien DeYoung	40,000	(7)	—	$3.23	5/28/2019	—	—
	11,200	(8)	16,800	$4.52	7/21/2021	—	—

(1)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option or stock award’s grant date. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Estimates—Stock-Based Compensation” for a discussion of how we have valued our common stock.
(2)	All stock awards vest as to 8.333% of the shares of common stock after each full three month period commencing on the grant date, with 100% vested on the three-year anniversary of the grant date. Our right to repurchase unvested stock subject to Dr. Kubota’s stock awards lapses upon the completion of this offering.
(3)	The market price for our common stock is based on the assumed initial public offering price of our common stock of $16.50 per share, which is the midpoint of the price range on the cover page of this prospectus.
(4)	Options vested as to 25% of the shares of common stock underlying the option on April 27, 2007, with the remainder of the shares vesting monthly in equal installments over the next three years.
(5)	Options vested as to 20% of the shares of common stock underlying the option on April 23, 2012, with the remainder of the shares vesting annually in equal installments over the next four years.
(6)	Options vested as to 20% of the shares of common stock underlying the option on April 23, 2013, with the remainder of the shares vesting annually in equal installments over the next four years.
(7)	Options vested as to 25% of the shares of common stock underlying the option on September 1, 2009, with the remainder of the shares vesting monthly in equal installments over the next three years.
(8)	Options vested as to 20% of the shares of common stock underlying the option on July 1, 2012, with the remainder of the shares vesting annually in equal installments over the next four years.

Executive Employment Arrangements

Ryo Kubota, M.D., Ph.D.

Our employment agreement, as amended, with Dr. Kubota, our chief executive officer, currently provides for an annual base salary of $492,291, subject to annual adjustment to reflect increases in the U.S. Consumer Price Index for all Urban Consumers, and eligibility to earn an annual bonus equal to 60% of his annual base salary upon the achievement of objectives mutually agreed upon by Dr. Kubota and our board of directors.

The agreement also provides that, until the completion of this offering, Dr. Kubota has the right to receive options to purchase shares of our common stock or shares of restricted common stock in the event that Dr. Kubota owns less than 51% of our outstanding voting capital stock on an as-converted to common stock basis. In December 2013, this agreement was amended to suspend these rights while this offering is contemplated. Any options to purchase common stock or shares of restricted common stock issued to Dr. Kubota are subject to vesting or, as further described above under “2013 Stock Awards,” our right to repurchase such shares (which lapses over 36 months following the date of grant).

In connection with the issuance of restricted common stock to Dr. Kubota, Dr. Kubota is required to pay the fair market value on the date of issuance of such shares of restricted common stock. Dr. Kubota may pay this purchase price by delivering full recourse promissory notes to us that are secured by the shares of restricted common stock being issued to Dr. Kubota. Prior to the December 2013 amendment of this agreement, we were obligated to pay cash bonuses to Dr. Kubota in an aggregate amount equal to the amount outstanding under the outstanding notes plus accrued interest and any additional tax Dr. Kubota may owe in connection with the payment of the cash bonuses. The bonuses were then applied to the amounts outstanding under the promissory notes and the notes were cancelled. See “Transactions with Related Parties, Founders and Control Persons—Loans to Executive Officers.”

Dr. Kubota’s employment is at will and may be terminated at any time, with or without cause. His employment agreement with us provides that if Dr. Kubota’s employment is terminated for other than “Cause” or “Good Reason” (each as defined in his employment agreement), he will be entitled to receive, subject to the execution of a release, a lump sum cash amount equal to 300% of his annual base salary; a lump sum amount equal to 180% of his annual base salary as a bonus plus the prorated amount of the targeted bonus for the fiscal year in which termination occurred, up to 18 months of the premiums for Dr. Kubota and his family to obtain health benefit coverage provided under our then-available COBRA program, if any, and an additional 18 months of vesting for any outstanding options. In the event of a “Change of Control” (as defined in his employment agreement), half of Dr. Kubota’s outstanding unvested options and all of his restricted stock will vest immediately and if Dr. Kubota’s employment is terminated without Cause or for Good Reason in connection with or within 18 months following a Change of Control, all of his outstanding unvested options and all of his restricted stock will vest immediately. In addition, if Dr. Kubota’s employment is terminated by Dr. Kubota for any reason during the 30-day period following the six-month period after a Change of Control, his termination will be deemed to be for Good Reason and he will be eligible to receive the post-termination benefits outlined above. We are also obligated to pay Dr. Kubota any excise taxes imposed in connection with any payments we make to him under the agreement. Dr. Kubota is also subject to a non-competition agreement whereby, for a period of 12 months after his employment is terminated, he may not compete with us.

David L. Lowrance

Mr. Lowrance’s current annual base salary is $313,172, and he is eligible to participate in our Acucela Incentive Program.

Mr. Lowrance’s employment is at will and may be terminated at any time, with or without cause. His March 2011 offer letter provides that if Mr. Lowrance’s employment is terminated for other than “Cause” (as defined in his offer letter) within 3 years of relocating to the state of Washington (i.e., December 13, 2014, he will be entitled to receive, subject to the execution of a release, a severance payment equal to 6 months of his then current annual base salary and a payment equivalent to 6 months of the premiums for Mr. Lowrance and his family to obtain health benefit coverage provided under our then-available COBRA program, if any. If Mr. Lowrance’s termination results directly from a downturn in our business, his severance, if any, will be determined by our board of directors. Mr. Lowrance is subject to a non-competition agreement whereby, for a period of 12 months after his employment is terminated, he may not compete with us.

Hien DeYoung

Ms. DeYoung’s current annual base salary is $263,405, and she is eligible to participate in our Acucela Incentive Program.

Ms. DeYoung’s employment is at will and may be terminated at any time, with or without cause. Ms. DeYoung is subject to a non-competition provision whereby, for a period of 12 months after her employment is terminated, she may not compete with us.

Employee Benefit Plans

2012 Equity Incentive Plan

Our 2012 Equity Incentive Plan, or our 2012 Plan, served as a successor to our 2002 Plan. Our board of directors adopted our 2012 Plan in September 2012 and our shareholders approved the plan in May 2013. The 2012 Plan provides for the grant of incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, as well as the issuance of shares of restricted stock, stock appreciation rights, and restricted stock units. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options to our employees, directors, consultants, independent contractors and advisors. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% shareholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2012 Plan is ten years. Generally, options granted under the 2012 Plan have terms similar to those described below with respect to awards granted under our 2014 Equity Incentive Plan.

As of December 31, 2013, we had reserved 1,464,392 shares of our common stock for issuance under our 2012 Plan. As of December 31, 2013, no options to purchase these shares had been exercised, options to purchase 131,568 of these shares remained outstanding and 1,332,824 shares remained available for future grant under the plan. The options outstanding as of December 31, 2013 had a weighted average exercise price of $15.47. Our 2014 Equity Incentive Plan is expected to become effective on the date of this prospectus. Following effectiveness of our 2014 Equity Incentive Plan, we will not grant any additional awards under the 2012 Plan and the 2012 Plan will terminate. However, any outstanding awards granted under the 2012 Plan will remain outstanding, subject to the terms of our 2012 Plan and agreements, until they are exercised or until they terminate or expire by their terms.

2002 Stock Option and Restricted Stock Plan

Our board of directors adopted our 2002 Stock Option and Restricted Stock Plan, or our 2002 Plan, in June 2002 and our shareholders approved the plan in August 2002. As of December 31, 2013, we had reserved 780,963 shares of our common stock for issuance under our 2002 Plan. As of December 31, 2013, options to purchase 270,299 of these shares had been exercised, options to purchase 565,310 of these shares remained outstanding and no shares remained available for future grant under the plan. The options outstanding as of December 31, 2013 had a weighted average exercise price of $5.29. The 2002 Plan has terminated, and no additional awards may be granted under this plan. However, any outstanding options granted under the 2002 Plan will remain outstanding, subject to the terms of our 2002 Plan and stock option agreements, until they are exercised or until they terminate or expire by their terms. Options granted under the 2002 Plan are subject to terms substantially similar to those described above with respect to awards granted under the 2012 Equity Incentive Plan.

2014 Equity Incentive Plan

In December 2013, our board of directors adopted our 2014 Equity Incentive Plan, which will become effective on the date of this prospectus and will serve as the successor to our earlier stock plans. We have reserved 300,000 shares of our common stock to be issued under our 2014 Equity Incentive Plan. In addition, any shares not issued, or subject to outstanding grants, under our 2012 Plan on the date of this prospectus, and any shares issued under the our 2012 Plan that are forfeited or repurchased by us or that are issuable upon the exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2014 Equity Incentive Plan. The number of shares reserved for issuance under our 2014 Equity Incentive Plan will increase automatically on the first day of January, by the number of shares equal to 4% of the total outstanding shares of our common stock as of the immediately preceding December 31st. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2014 Equity Incentive Plan:

•

shares subject to options or stock appreciation rights granted under our 2014 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option;

•	shares subject to awards granted under our 2014 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; and

•	shares subject to awards granted under our 2014 Equity Incentive Plan that otherwise terminate without shares being issued.

Our 2014 Equity Incentive Plan will terminate in December 2023, unless it is terminated earlier by our board of directors. Our 2014 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. No person will be eligible to receive more than 2,000,000 shares in any calendar year under our 2014 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than 4,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2014 Equity Incentive Plan will be administered by our compensation committee, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2014 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2014 Equity Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees. No more than 20,000,000 shares may be issued under the 2014 Equity Incentive Plan as incentive stock options. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to employees who are 10% stockholders must be at least equal to 110% of that value.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2014 Equity Incentive Plan will be ten years, except that incentive stock options granted to employees who are 10% stockholders will have a maximum term of five years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service and/or performance, and therefore, not be issued in exchange for cash.

Awards granted under our 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2014 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, or for a period of 12 months in cases of death or disability. Options will generally terminate immediately upon termination of employment for cause.

If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. Unless the applicable option agreement provides otherwise, options held by current directors will vest in full if they are not assumed or substituted.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Employees are generally eligible to participate in the plan. Participants may make pre-tax or post-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants and any employer contributions that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax or post-tax deferrals is 100% vested when contributed.

Limitation of Liability and Indemnification of Directors and Officers

Our articles of incorporation contain a provision that limits the liability of our directors for monetary damages to the fullest extent permitted by the Washington Business Corporation Act. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for conduct as directors, except for liability for:

•	intentional misconduct by a director;

•	knowing violation of law by a director;

•	unlawful distributions as provided in 23B.08.310 of the Revised Code of Washington; or

•	any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Our bylaws provide that we will indemnify and hold harmless any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we may indemnify any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Washington Business Corporation Act. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PARTIES, FOUNDERS AND CONTROL PERSONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control arrangements and indemnification arrangements, discussed, when required, above under “Management” and “Executive Compensation,” and the registration rights described below under “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2011 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Transactions with Otsuka

Collaborations with Otsuka. We are party to development agreements with Otsuka Pharmaceutical Co., Ltd., the beneficial owner of more than 5% of our capital stock. For a detailed description of these collaborations, including their financial terms, see “Business—Collaborations with Otsuka.”

Arrangement with Otsuka. Otsuka advances funds to us under the Emixustat Agreement. Amounts may be borrowed under this arrangement only to fund our share of development costs under this agreement. Otsuka began funding of our portion of development costs in the second half of 2011. Through December 31, 2013 Otsuka has funded a total of $32.2 million under this arrangement. The advances bear interest at the three month LIBOR rate on the date of funding plus three percent. We entered into a security agreement with Otsuka, pledging our interest in net profits and royalty payments and in our entire interests in ownership of the related collaboration compounds and collaboration products and the underlying intellectual property rights to secure the advances from Otsuka. The aggregate principal amount outstanding as of December 31, 2013 was $32.2 million. We have paid no interest or principal on these advances. The advances are exclusively payable out of:

•

50% of either our share of net profits, as described in the Emixustat Agreement, generated from collaboration product sales in North America or, if applicable, 50% of the royalty payable to us for those sales;

•	50% of the net profits, as described in the Emixustat Agreement, we generate from collaboration product sales outside North America and Otsuka’s sole territory; and

•

50% of the consideration, as described in the Emixustat Agreement, we receive from the sale or license of collaboration compounds and collaboration products developed under the agreement outside North America and Otsuka’s sole territory.

The percentages above will increase to 75% if we have not repaid the advances within five years of the first commercial sale of a product based on emixustat or its backup compound in North America.

Contingently Convertible Debt with SBI

In May 2006, we issued and sold contingently convertible promissory notes, in an aggregate principal amount of $12 million, to four entities in the SBI Group, a Japanese financial services group which also manages investment funds. These SBI-related entities, and other SBI-related entities, collectively own more than 5% of our capital stock. One of our former directors, Mr. Yoshitaka Kitao, is the Representative Director and Chief Executive Officer of SBI Holdings, Inc., the ultimate parent of the SBI-related entities that own our capital stock and hold our contingently convertible notes. These notes convert into our Series C Preferred Stock in connection with a transaction that results in our change of control, the sale of substantially all of our assets, or upon completion of this initial public offering. These shares of Series C Preferred Stock will convert into our common stock upon closing of this offering. These notes were, on multiple occasions in 2011, 2012 and 2013, extended, resulting in, among other things, multiple maturity date extensions and coupon rate changes. For further information on the notes, see note 9 to our audited financial statements.

The principal amounts, maturity dates, interest paid since January 2012, and amounts outstanding as of December 31, 2013 for each of the contingently convertible notes are presented below:

Holder	Principal	Current Interest Rate	Maturity Date	Interest Paid Since January 2012	Amount Outstanding as of December 31, 2013
SBI Bio Life Science Investment LPS.	$5,500,000	0.94%	February 28, 2014	$358,329	$5,555,036
SBI Broadband Fund No. 1 Limited Partnership	2,015,010	0.84	August 31, 2014	19,143	2,020,650
SBI BB Mobile Investment Limited Partnerships	624,840	0.84	August 31, 2014	5,936	626,586
SBI Phoenix No. 1 Investment Limited Partnerships	610,150	0.84	August 31, 2014	5,796	611,860
SBI BB Media Investment Limited Partnership	3,250,000	0.84	June 30, 2014	30,875	3,263,630

Total	$12,000,000				$12,077,762

Assuming this offering was completed as of December 31, 2013, the amount outstanding under these notes would have converted into 3,636,364 shares of our common stock.

Consulting Relationship

We are party to a consulting agreement with Peter Kresel, one of our directors, that provides for services through January 2, 2014. Mr. Kresel received $217,000, $216,000, $300,000 in 2011, 2012 and 2013, respectively, for consulting services and expense reimbursements under this agreement. As a consultant, Mr. Kresel provides consulting services relating to the filing of an NDA with the FDA and development of our strategies and management of communications with the FDA. He also provides strategic advice and business support for our joint development committees with Otsuka as requested. As these services are separate from Mr. Kresel’s services to us as a director, we entered into a consulting agreement with him. Pursuant to his consulting agreement, Mr. Kresel received compensation for his consulting services at the rate of $18,000 per month, through May 31, 2013, and receives compensation for his consulting services at the rate of $30,000 per month beginning June 1, 2013 due to increases in his expected time commitment and responsibilities.

Loans to Executive Officers

Pursuant to our employment agreement with Dr. Kubota, Dr. Kubota purchased a total of 39,234 shares of our common stock for an aggregate purchase price of $532,000 between January 1, 2011 and December 31, 2013. As payment for the shares of common stock, Dr. Kubota delivered to us full recourse promissory notes in the aggregate principal amount of $532,000, secured by pledges of the applicable shares. In accordance with the terms of Dr. Kubota’s employment agreement, we funded note repayments of $18,000, $57,000 and $456,000 in 2011, 2012 and 2013, respectively. In connection with these repayments, we paid Dr. Kubota an aggregate of $373,000 to offset any additional taxes payable by him in connection with the repayment of the notes. See “Executive Compensation—Summary Compensation—2013 Stock Awards” and “Executive Compensation—Executive Employment Arrangements—Ryo Kubota, M.D., Ph.D.” for a discussion of Dr. Kubota’s employment agreement.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of the nominating committee and the audit committee adopted by our board of directors in January 2014 require that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) must be reviewed and approved or ratified by the nominating committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by the audit committee. These committees have not adopted policies or procedures for review of, or standards for approval of, related party transactions.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock at December 31, 2013 for:

•	each person who we know beneficially owns more than five percent of any class of our voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise noted, the address of each beneficial owner listed in the table is Acucela Inc., 1301 Second Avenue, Suite 1900, Seattle, Washington 98101-3805.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws where applicable.

Applicable percentage ownership is based on 26,421,959 shares of common stock outstanding as of December 31, 2013, which assumes the automatic conversion of all outstanding shares of our convertible preferred stock into 10,813,867 shares of our common stock and the automatic conversion of our contingently convertible debt into 3,636,364 shares of common stock, both to be converted upon the closing of this offering. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Number of Shares Being Offered in Over- Allotment Option(6)	Shares Beneficially Owned After This Offering if Over- Allotment Option is Exercised in Full
	Number	Percent	Number	Percent		Number	Percent
5% Shareholders
SBI Group(1)	7,752,424	29.3%	7,752,424	21.8%	—	7,752,424	21.0%
Otsuka Pharmaceutical Co., Ltd.(2)	3,403,163	12.9	3,403,163	9.6	—	3,403,163	9.2
Officers and Directors
Ryo Kubota(3)	11,630,654	44.0	11,630,654	32.6	1,380,000	10,250,654	27.7
Peter Kresel(4)	20,000	*	20,000	*	—	20,000	*
Glen Sato(4)	40,000	*	40,000	*	—	40,000	*
David Lowrance(4)	40,580	*	40,580	*	—	40,580	*
Hien DeYoung(4)	51,200	*	51,200	*	—	51,200	*
Michael Schutzler(4)	11,250	*	11,250	*	—	11,250	*
Brian O’Callaghan	—	—	—	—	—	—	*
All executive officers and directors as a group (7 persons)(5)	11,793,684	44.3%	11,793,684	32.9%	1,380,000	10,413,684	28.0%

*	Represents beneficial ownership of less than 1%.
(1)

Represents 1,777,778 shares owned by BIOVISION LIFE SCIENCE FUND, 272,405 shares owned by SBI BB MEDIA INVESTMENT LIMITED PARTNERSHIP and 984,847 shares issuable upon the conversion, in connection with this offering, of a promissory note held by SBI BB MEDIA INVESTMENT LIMITED PARTNERSHIP, 204,583 shares owned by SBI BIO LIFE SCIENCE INVESTMENT LPS, and 1,666,667 shares issuable upon the conversion, in connection with this offering, of a promissory note held by SBI BIO LIFE SCIENCE INVESTMENT LPS, 69,237 shares owned by SBI BB MOBILE INVESTMENT LPS, and 189,345 shares issuable upon the conversion, in connection with this offering, of a promissory note held by SBI BB MOBILE INVESTMENT LPS, 67,610 shares owned by SBI PHOENIX NO. 1 INVESTMENT LPS and

184,895 shares issuable upon the conversion in connection with this offering of promissory note held by SBI PHOENIX NO. 1 INVESTMENT LPS, 168,891 shares owned by SBI BROADBAND FUND No. 1 LIMITED PARTNERSHIP, and 610,611 shares issuable upon the conversion, in connection with this offering, of a promissory note held by SBI BROADBAND FUND No. 1 LIMITED PARTNERSHIP, 1,111,111 shares owned by SOFTBANK INTERNET FUND, 374,817 shares owned by SBI Incubation Co., Ltd., and 69,628 shares owned by TRANS-SCIENCE NO.2A INVESTMENT LIMITED PARTNERSHIP. SBI Investment Co., Ltd. is the sole general partner of BIOVISION LIFE SCIENCE FUND 1, SBI BB MEDIA INVESTMENT LIMITED PARTNERSHIP, SBI BIO LIFE SCIENCE INVESTMENT LPS., SBI BB MOBILE INVESTMENT LPS, SBI PHOENIX NO. 1 INVESTMENT LPS and SBI BROADBAND FUND No. 1 LIMITED PARTNERSHIP. The members of the board of directors of SBI Investment Co., Ltd. are Yoshitaka Kitao, Takashi Nakagawa, Hirohide Ogiwara, Toshiharu Fujita, Takeshi Nakamichi, Takeshi Goto. Soft Trend Capital Corp. is the sole general partner of SOFTBANK INTERNET FUND. The members of the board of directors of Soft Trend Capital Corp. are Takashi Nakagawa, Hirohide Ogiwara, Yuzuru Nanami. SBI Transscience Co., Ltd. is the sole general partner of TRANS-SCIENCE NO.2A INVESTMENT LIMITED PARTNERSHIP. The members of the board of directors of SBI Transscience Co., Ltd. are Takashi Nakagawa, Hirohide Ogiwara, Takeshi Nakamichi. The members of the board of directors of SBI Incubation Co., Ltd. are Takashi Nakagawa, Hirohide Ogiwara, Takeshi Nakamichi, Shumpei Morita. The address for each of these entities is Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, JAPAN.
(2)	Represents 1,888,011 shares owned by Otsuka Pharmaceutical Co., Ltd. and 1,515,152 shares owned by Otsuka Pharmaceutical Factory, Inc. The address for Otsuka Pharmaceutical Co., Ltd. is Nikko Kanda Bldg. 5F, 2-16-4 Konan, Minato ku, Tokyo 101-8242, Japan. The address for Otsuka Pharmaceutical Factory, Inc. is Kanda Kaji-cho Chitose Bldg. 4F, 1-1 Ogawamachi Kanda Chiyoda-ku, Tokyo 101-0052, Japan.
(3)	Includes 10,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of December 31, 2013.
(4)	Represents shares of common stock issuable upon exercise of options that are exercisable within 60 days of December 31, 2013.
(5)	Includes 173,030 shares of common stock issuable upon exercise of options that are exercisable within 60 days of December 31, 2013.
(6)	Dr. Ryo Kubota, as selling shareholder, has granted the underwriters the option to purchase shares of our common stock held by Dr. Kubota at the offering price less the underwriting discount for a period of 30 days from the date of this prospectus. This assumes the underwriters exercise this option in full.

To facilitate the ability of the underwriters to settle transactions involving over-allotments during the 30-day over-allotment period, the underwriters have entered into a share lending arrangement with Dr. Ryo Kubota, our founder and chief executive officer, covering 1,380,000 of our shares. We have registered the borrowed shares solely to permit those shares to be delivered by the underwriters in connection with settling trades during the over-allotment period. The underwriters are obligated to return all borrowed shares to Dr. Kubota concurrent with the exercise of the over-allotment option. Following return of the borrowed shares, Dr. Kubota has agreed to remain subject to the market standoff agreement terms described in “Shares Eligible for Future Sale—Market Standoff Agreements” and, additionally, has agreed to refrain from selling his shares on the Mothers market of the Tokyo Stock Exchange until the expiration of the market standoff period except in amounts and at times that he would be entitled to sell such shares under Rule 144 if such shares were not registered as part of this offering. No fees or other remuneration will be paid by the underwriters to Dr. Kubota for the loan of these shares of common stock.

DESCRIPTION OF CAPITAL STOCK

The following description of the rights of our common stock and preferred stock and related provisions of our amended and restated articles of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated articles of incorporation and amended and restated bylaws that will become effective in connection with the completion of this offering. Copies of these documents will be included as exhibits to the registration statement of which this prospectus is part. The descriptions below of our capital stock reflect changes that will occur on or prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares, no par value per share, all of which shares will be designated as common stock.

As of September 30, 2013, we had outstanding 26,421,959 shares of common stock, held of record by 56 shareholders (assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and the conversion of all outstanding contingently convertible debt into shares of common stock, both to be effected upon the closing of this offering). In addition, as of September 30, 2013, 724,531 shares of our common stock were subject to outstanding stock options with a weighted average exercise price of $7.25 per share. Upon the closing of the offering, we will have 35,621,959 shares of common stock outstanding.

Common Stock

Voting rights. The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available. At present we have no plans to issue dividends.

Liquidation rights. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Redemption. There are no redemption provisions applicable to the common stock.

Preemptive rights. No preemptive rights exist with respect to the common stock.

Fully Paid and Non-Assessable. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

Registration Rights

We are party to an amended and restated investors’ rights agreement with holders of our convertible preferred stock and our contingently convertible debt. Under this agreement, after giving effect to the registration of the shares held by entities related to SBI, these holders of our convertible preferred stock are entitled to certain registration rights with respect to an aggregate of 6,697,807 shares of our common stock, which we refer to in this section as the “registrable securities.” See “Shares Eligible for Future Sale—Rule 144” for a discussion of the registration of shares held by entities affiliated with SBI. These registration rights enable these holders to offer and sell registrable securities, after expiration of the market standoff provisions described elsewhere in this prospectus, without restriction (including in public markets) under the Securities Act when the applicable registration statement is declared effective.

In certain circumstances, if we register any of our stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares in the registration. However, this right does not apply to this offering, a registration relating to any of our employee benefit plans, a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, or any registration on any form that does not include substantially the same information that would be required to be included in a registration statement covering the registrable securities. The managing underwriter of any underwritten offering will have the right, in its sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, only in limited circumstances will the number of shares to be registered by these holders be reduced below 10% of the total shares covered by the registration statement.

We are required to pay all expenses, other than underwriting discounts and commissions, incurred in connection with the registration of the registrable securities. Under the investors’ rights agreement, we have agreed to indemnify the holders of the registrable securities against specified liabilities under state and federal securities laws, including liabilities under the Securities Act. No holder of registrable securities will be entitled to registration rights under the investors’ rights agreement after the earlier of (a) five years after the closing of this offering, (b) as to any holder who is not our affiliate, all registrable securities held by the holder can be sold in any three-month period without registration in compliance with Rule 144 under the Securities Act, (c) the consummation of a merger or consolidation that results in a change of control, or (d) the sale of all or substantially all of our assets.

Anti-Takeover Effects of Washington Law

Certain provisions of Washington law contain provisions that may delay, defer or discourage another party from acquiring control of us, even if the acquisition would benefit our shareholders. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids.

Washington Anti-Takeover Statute

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. An acquiring person is generally defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. The target corporation may not engage in significant business transactions for a period of five years after the date of the transaction in which the person became an acquiring person, unless (a) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (b) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. Significant business transactions include, among other things:

•	a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation employed in Washington over a five-year period as a result of the acquiring person’s acquisition of 10% or more of the shares;

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; and

•	liquidating or dissolving the target corporation.

After the five-year period, a significant business transaction may occur, as long as it complies with fair price provisions specified in Chapter 23B.19 or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.

Listing

We have applied to have our common stock listed on the Mothers market of the Tokyo Stock Exchange under the symbol “M— ..”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Computershare’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on Mothers market of the Tokyo Stock Exchange, an active public market for our common stock may not develop following this offering. We cannot predict the effect, if any, that market sales by our existing shareholders of shares of common stock, or the availability of shares of common stock for sale, will have on the market price of our common stock prevailing from time to time. Sales by our existing shareholders of substantial amounts of common stock in the public market, or the perception that such sales could occur, could reduce the market price of our common stock and impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, based on our shares outstanding as of September 30, 2013, and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and contingently convertible debt into shares of common stock, we will have 35,621,959 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares in this offering and no exercise of outstanding options following this date. Of the outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 26,421,959 shares of common stock will be “restricted securities” as defined under Rule 144 and also will be subject to the market standoff agreements between us and our security holders. Our directors and officers have agreed not to sell any of our securities for at least 180 days following the date of initial sale of our securities on the Mothers market of the Tokyo Stock Exchange (the “initial sale date”) and our security holders have agreed not to sell any of our securities for at least 90 days following the initial sale date. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which are summarized below. Subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of September 30, 2013, these restricted securities will be available for sale in the public market as follows:

•

14,800,986 shares will be eligible for sale in the public market upon the expiration of the 90-day market standoff agreements entered into by our security holders, which are described below, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 also described below; and

•

the remaining 11,620,973 shares will be eligible for sale in the public market upon expiration of the 180-day market standoff agreements entered into by our directors and officers, which are described below, subject in some cases to the volume and other restrictions of Rule 144A and Rule 701 also described below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months, including the holding period of any prior owner other than our affiliates, would be entitled to sell his or her shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months before, the sale and (2) we have been subject to and satisfied the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell the shares regardless of whether we have been subject to and satisfied the Exchange Act reporting requirements.

A person who has beneficially owned restricted shares of our common stock for at least six months, but who is one of our affiliates at the time of, or any time during the 90 days before, the sale, would be subject to additional restrictions, by which such person would be entitled to sell upon expiration of the market standoff agreements within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 356,220 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on Mothers market of the Tokyo Stock Exchange during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Promptly after the date of this prospectus, we intend to register up to 7,752,424 shares of our common stock held by entities related to SBI, a greater than 5% holder of our capital stock, subject to the market standoff agreements described above. As a result, these shareholders could sell all of their shares in the public market without being subject to the volume and other restrictions of Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the public information requirements or holding period requirements of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after we have become subject to the Exchange Act periodic reporting requirements before selling their shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States.

Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made. Specified distribution compliance procedures would also be required under Rule 903 for the offer and sale of equity securities of a domestic issuer, such as us. In addition, Rule 905 of Regulation S provides that equity securities of a domestic issuer such as us acquired in a transaction made in reliance on Rule 903 will be deemed to be “restricted securities” as defined in Rule 144, and any “restricted securities” of ours will continue to be deemed restricted securities following a resale in reliance on Rule 904.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares in Japan and will register all of the newly issued shares under the Securities Act. With respect to our outstanding shares that are considered “restricted securities” as defined under Rule 144, the holders of such shares have agreed to sell them only pursuant to a registration statement or in compliance with Rule 144.

Market Standoff Agreements

Our officers and directors have agreed that, for a period of 180 days from the initial sale date, they will not transfer or dispose of, directly or indirectly, any of our securities, without our prior written consent.

Substantially all of our security holders have agreed that, for a period of 90 days from the initial sale date, they will not transfer or dispose of, directly or indirectly, any of our securities, without our prior written consent.

The market standoff agreements entered into by our directors, officers and security holders contain customary exceptions, including for the “net” exercise of options and the sale of securities pursuant to written plans meeting the requirements of Rule 10b5-1 of the Exchange Act. The market standoff agreement entered into by us includes, in addition to customary exceptions, an exception for securities issued in connection with mergers or acquisitions of businesses, entities, property or other assets, joint ventures or strategic alliances. Under this exception, we may issue an aggregate amount not to exceed 2,642,196 shares of our common stock.

In addition, our officers and directors and substantially all of our stockholders have agreed that sales of their shares of our common stock after expiration of the market standoff agreement will be made only pursuant to a registration statement or in compliance with Rule 144.

Registration Rights

We have granted piggyback registration rights to certain of our security holders to sell our common stock. For a further description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the date of this prospectus to register shares that may be issued pursuant to our 2002 Stock Option and Restricted Stock Plan, 2012 Equity Incentive Plan and 2014 Equity Incentive Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements. For a more complete discussion of our equity incentive plans, see “Executive Compensation—Employee Benefit and Stock Plans.”

THE JAPANESE EQUITY MARKETS

Japanese Securities Laws

As a U.S. company offering securities on a Japanese stock exchange, we are subject to various laws and regulations in both jurisdictions. Some of these laws and regulations, in turn, can affect the ability of holders of our securities to transfer or sell our securities.

At present, Japan does not restrict the export or import of capital, except for transactions with related parties of the former regime of Iraq and other parties designated by the Ministry of Finance of Japan, some of which are designated in accordance with applicable resolutions adopted by the United Nations and the European Union.

There are no limitations on the right of non-resident owners to hold or vote their shares imposed by Japanese law or our amended and restated articles of incorporation or amended and restated bylaws.

The Tokyo Stock Exchange and the Mothers Market

With a total market capitalization of more than approximately ¥301 trillion (as of the end of 2012), the Tokyo Stock Exchange is one of the largest stock exchange in Asia and the third largest stock exchange in the world. The aggregate annual trading value of the Tokyo Stock Exchange in 2012 was approximately ¥311 trillion for share trading (total of domestic and foreign shares).

The Mothers market of the Tokyo Stock Exchange was established in November 1999. It is designed for companies with high growth potential, all prospective enterprises with unique technologies and services are candidates for Mothers listing, regardless of industry.

Issuers are required to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements and a corporate action timetable. This information is required to be submitted in electronic form, thus enabling the stock exchange to disseminate corporate information via the Internet.

Trading of the shares listed on the Mothers market takes place through an electronic trading system. Trading takes place every business day from 9:00 a.m. to 11:30 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time. Trading on the Tokyo Stock Exchange is done through registered securities firms who are members of the Tokyo Stock Exchange.

Transactions of the Tokyo Stock Exchange are normally settled on the third business day following trading. Trading can be suspended by the Tokyo Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is in the public interest.

Under the rules of the Tokyo Stock Exchange, the corporate governance of a company not listed on a stock exchange in its home country will be examined by reference to the corporate governance rules for a Japanese company listed on the Tokyo Stock Exchange. The Tokyo Stock Exchange listing rules provide as follows:

•	An issuer of listed shares shall have (1) a board of directors, (2) a board of statutory auditors or an audit committee and (3) an independent public accountant; and

•	An issuer of listed shares shall create and maintain a system necessary to secure proper conduct of business in compliance with the articles of incorporation and applicable law and regulations.

During the listing examination process, the Tokyo Stock Exchange will review the mechanism of governance.

Trading Units on the Tokyo Stock Exchange

Trading on the Tokyo Stock Exchange is in specific trading units consisting of one or more shares. The number of shares per trading unit is determined by the regulations of the Tokyo Stock Exchange. We expect that our shares will initially trade in units of 100 shares. One unit shall be the minimum permitted to be traded.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan (The Financial Instruments and Exchange Act) requires any person who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in the above shareholdings. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed or, in the case of shares traded on the over-the-counter market, the Securities Dealers Association of Japan. For this purpose, shares issuable to a 5% or greater shareholder upon exercise of subscription warrants are taken into account in determining both the number of shares held by that shareholder and the company’s total issued share capital.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell the shares at such price on a particular trading day, or at all.

TAX MATTERS

The following summaries are not intended as a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of international shares by investors. potential investors should consult their own tax advisers on the tax consequences of acquisition, ownership, sale, and other relevant circumstances concerning the international shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Tax Matters

The following is a summary of the principal Japanese tax consequences to owners of our shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable. As tax laws are frequently revised, the tax treatments described in this summary are also subject to changes in the applicable Japanese laws and/or double taxation conventions occurring in the future, if any. This summary is not exhaustive of all possible tax considerations which may apply to specific investors under particular circumstances. Potential investors should satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence, by consulting with their own tax advisers.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. A stock split is not subject to Japanese income or corporation tax, as it is characterized merely as an increase of number of shares (as opposed to an increase of value of shares) from Japanese tax perspectives. A conversion of retained earnings or legal reserve (but other than additional paid-in capital, in general) into stated capital on a non-consolidated basis is not characterized as a deemed dividend for Japanese tax purposes, and therefore such a conversion does not trigger Japanese withholding taxation (Article 2 (16) of the Japanese Corporation Tax Law and Article 8 (1) (xiii) of the Japanese Corporation Tax Law Enforcement Order).

If we purchase our listed shares by way of a tender offer, the selling shareholders (both individuals and corporations) are in general required to recognize (i) deemed dividend corresponding to a distribution of retained earnings proportionally computed by a statutory formula on a pro rata basis allocating the purchase price into share capital portion (including additional paid-in capital) and retained earnings portion on a non-consolidated basis under Article 24(1)(v) of the Japanese Corporation Tax Law, and (ii) capital gain or loss computed as a difference between the basis of the shares subject to the tender offer at the shareholders level and the amount of the consideration for the tender offer (deducting the amount corresponding to the deemed dividend computed as (i) above) under Article 61-2(1) of the same law. On the other hand, no deemed dividend is required to recognize if we purchase our shares at/through the stock market, due to the difficulty in identifying each shareholder who sold our shares (Articles 24(1) (iv) of the Japanese Corporation Tax Law). In addition, when shares are acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings, the shareholders (both individuals and corporations) whose shares were not canceled are not subject to the deemed dividend taxation (such a tax treatment is introduced under the 2001 tax legislation).

On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers will need to pay a surtax, calculated by multiplying the standard tax rate with 2.1% for 25 years starting from January 1, 2013, or the Surtax. So, unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the listed shares such as those paid by us to non-resident shareholders is currently 7.147%, or the Temporary Rate, applicable from January 1, 2013 until December 31, 2013, and 15.315% applicable from January 1, 2014 until December 31, 2037 except for dividends paid to any individual shareholder who holds 3% or more of the issued shares for which the applicable rate is 20.42%

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment,” will be subject to a withholding tax at rate of: (1) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (2) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, which we refer to collectively as the Tax Treaties, whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain, and Sweden. Japan’s income tax treaties with Australia, France, the Netherlands, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

Taking the above Temporary Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) will apply only after the expiration of the Temporary Rate (i.e., from January 1, 2014), in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares for which the applicable rate is 20.42% as mentioned above. While the treaty rate normally overrides the domestic rate, due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. If the domestic tax rate applies, as will generally be the case until December 31, 2013 for most holders of shares who are U.S. residents or corporations, no treaty application is required to be filed. On the other hand, in the case where the treaty rate is applicable, no surtax is imposed but in order to enjoy the lower treaty rate, the treaty application filing is required in advance through the Company.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a nonresident shareholder as a portfolio investor, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

You should consult with your own tax advisor regarding the Japanese tax consequences of the ownership and disposition of shares in light of your particular situation.

Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income and estate tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any state, local, non-U.S. or other taxing jurisdiction and is limited to investors who will hold our common stock as a capital asset under section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences applicable to persons other than non-U.S. holders. Further, this summary does not address all tax consequences that may be important to a particular non-U.S. holder in light of such person’s circumstances or to certain categories of non-U.S. holders that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the primary supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-

year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. An alternate test may apply to individuals who are eligible for the benefits of a United States income tax treaty. Resident aliens are subject to United States federal income tax as if they were United States citizens and therefore are not non-U.S. holders. Such individuals are urged to consult their own tax advisors regarding the United States federal income tax consequences of the ownership or disposition of our common stock.

Distributions on Common Stock

If we make distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN (or applicable successor form) properly certifying qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by you in the United States) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI (or applicable successor form) properly certifying exemption. Effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, a corporate non-U.S. holder may also be subject to a branch profits tax at a rate equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits, as adjusted for certain items. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

Gain on Disposition of Common Stock

Subject to the discussion below regarding recent legislative withholding developments, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

If you are described in the first bullet above, you will be required to pay tax on the net gain derived from the sale or disposition of our common stock at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to the branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale or disposition of our common stock, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We believe we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period specified in the Code.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore, you may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or gross proceeds from the sale or disposition of our common stock may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or applicable version of IRS Form W-8 (or successor form). The backup withholding rate under currently applicable law is 28%. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Additional Withholding Requirements

Under legislation enacted in 2010 and administrative guidance, a 30% United States federal withholding tax may apply to any dividends paid after December 31, 2013, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States

“account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We have entered into an underwriting agreement subject to the terms and conditions of which Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., SBI Securities Co., Ltd., Daiwa Securities Co. Ltd., Mizuho Securities Co., Ltd. and SMBC Nikko Securities Inc. have jointly and severally agreed to purchase 9,200,000 shares of our common stock at the initial public offering price less the underwriting discount. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. is the lead underwriter for the offering.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,380,000 shares from the selling shareholder to cover such sales. They may exercise the over-allotment option until                     . The underwriters will pay for any option shares in dollars by converting the ¥         price per share to Japanese investors, less an underwriting discount of ¥         per share, to dollars at the rate prevailing on the date of exercise of the over-allotment option.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholder. The underwriters will pay us in dollars but intend to require investors in Japan to make payment in Yen. The per share offering price stated in Yen is ¥        ; per share amounts in dollars have been rounded. Such amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Underwriting discounts and commissions	No Exercise	Full Exercise(1)
Per Share	$	$
Total paid by us	$	$
Total paid by the selling shareholder	$	$

(1)	Calculated assuming the rate of ¥ to $1.00 obtained by the underwriters on the date of this prospectus but subject to adjustment based on the rate obtained on the date of exercise.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $6,000,000. We have agreed to reimburse the underwriters for up to $         for certain fees and expenses related to this offering.

We have applied to have our common stock listed on the Mothers market of the Tokyo Stock Exchange under the symbol “M— .”

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We are filing a securities registration statement to permit a public offering of our shares in Japan and intend to offer the shares through Japanese underwriters. The shares will be offered in Japan and to investors located in jurisdictions other than the United States. The shares will not be offered, sold or delivered, directly or indirectly, in the United States or through an affiliate of an underwriter that is a U.S. broker-dealer, in each case, as part of the initial distribution of shares or during the 90 days following the date of this prospectus.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us, the selling shareholder and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, stage of development of our product candidates, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We, our directors, officers and substantially all of our security holders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for 90 days, with respect to our security holders, and 180 days, with respect to our directors and officers and us, following the date of initial sale of our securities on the Mothers market of the Tokyo Stock Exchange (the “market standoff period”), except with the prior written consent of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. acting on behalf of the underwriters. For a discussion of the market standoff agreements, see “Shares Eligible for Future Sale—Market Standoff Agreements.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

To facilitate the ability of the underwriters to settle transactions involving over-allotments during the 30-day over-allotment period, the underwriters have entered into a share lending arrangement with the selling shareholder covering 1,380,000 of our shares. We have registered the borrowed shares solely to permit those shares to be delivered by the underwriters in connection with settling trades during the over-allotment period. The underwriters are obligated to return all borrowed shares to the selling shareholder concurrent with the exercise of the over-allotment option. Following return of the borrowed shares, the selling shareholder has agreed to remain subject to the market standoff agreement terms described above and, additionally, he has agreed to refrain from selling his shares on the Mothers market of the Tokyo Stock Exchange until the expiration of the market standoff period except in amounts and at times that he would be entitled to sell such shares under Rule 144 if such shares were not registered as part of this offering. No fees or other remuneration will be paid by the underwriters to the selling shareholder for the loan of these shares of common stock.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Mothers market of the Tokyo Stock Exchange, in the over-the-counter market or otherwise.

We have applied for the listing of all of our outstanding shares of common stock as well as shares of common stock reserved for issuance upon the exercise of options for trading on the Mothers market of the Tokyo Stock Exchange.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters expect to deliver the shares through the facilities of Japan Securities Depositary Center, Inc. in Tokyo on or about                     , 2014.

Relationship with SJH Associates, LLC

Pursuant to a consulting agreement, we retained SJH Associates, LLC, or SJH Associates, whose sole member is an affiliate of a registered broker-dealer, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We expect to pay SJH Associates an aggregate fee in the amount not exceeding $185,000 inclusive of estimated reimbursable travel and out-of-pocket expenses. We also indemnified SJH Associates pursuant to the consulting agreement. SJH Associates’ services include advice with respect to the offering process and the preparation of presentation materials, industry analysis and other documentation. SJH Associates is not acting as an underwriter nor as a member of the selling syndicate. In addition, SJH Associates will not underwrite nor purchase any of our common stock in this offering or otherwise participate in any such undertaking.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for us by Fenwick & West LLP, Seattle, Washington. Selected legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Tokyo, Japan.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2012 and 2011, and for each of the years then ended, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed with the registration statement. For further information about us and the common stock offered by this prospectus, you should review the registration statement, including the exhibits filed as a part of the registration statement.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon paying the prescribed fees. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and Japanese laws, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC and applicable Japanese authorities. The periodic reports, proxy statements and other information filed with the SEC will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above.

ACUCELA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Acucela Inc.

We have audited the accompanying balance sheets of Acucela Inc. as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acucela Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

May 23, 2013, except for note 16, as to which the date is November 7, 2013

ACUCELA INC.

BALANCE SHEETS

(in thousands)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$9,760	$16,639
Investments	9,357	6,927
Restricted investments	—	5,009
Accounts receivable from collaborations with a related party	12,251	8,700
Deferred tax asset	507	770
Prepaid expenses and other current assets	484	1,521

Total current assets	32,359	39,566

Property and equipment, net	1,360	1,143
Restricted long-term investments	—	750
Long-term deferred tax asset	6,591	3,895
Deferred offering costs	586	1,199
Other assets	599	471

Total assets	$41,495	$47,024

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of contingently convertible debt, related party	$10,765	$6,500
Accounts payable	2,684	735
Accrued liabilities	1,798	3,109
Accrued compensation	1,635	2,413
Deferred revenue from collaborations with a related party	—	570
Deferred rent and lease incentives	—	249

Total current liabilities	16,882	13,576

Commitments
Long-term deferred rent, lease incentives, and others	538	341
Long-term deferred revenue from collaborations with a related party	2,000	2,000
Long-term contingently convertible debt, related party	1,235	5,500

Total long-term liabilities	3,773	7,841

Shareholders’ equity:
Convertible preferred stock, no par value, 52,453 shares authorized:
Series A, no par value, 2,734 shares authorized, issued, and outstanding (liquidation value of $2,051)	2,051	2,051
Series B, no par value, 17,900 shares authorized, issued, and outstanding (liquidation value of $13,425)	13,387	13,387
Series C, no par value, 31,818 shares authorized, 11,807 shares issued and outstanding (liquidation value of $12,988)	12,771	12,771
Common stock, no par value, 60,000 shares authorized; 11,899 and 11,910 shares issued and outstanding as of December 31, 2011 and 2012, respectively	3,133	3,192
Additional paid-in capital	1,441	1,965
Accumulated other comprehensive loss	(6)	—
Accumulated deficit	(11,937)	(7,759)

Total shareholders’ equity	20,840	25,607

Total liabilities and shareholders’ equity	$41,495	$47,024

See accompanying notes to financial statements.

ACUCELA INC.

STATEMENTS OF INCOME

(in thousands, except per share data)

	Year Ended December 31,
	2011	2012
Revenues from collaborations with a related party	$34,226	$46,424
Expenses:
Research and development	24,183	31,604
General and administrative	6,174	7,787

Total expenses	30,357	39,391

Income from operations	3,869	7,033

Other income (expense), net:
Interest income	21	27
Interest expense	(143)	(138)
Other income (expense), net	39	(97)

Total other expense, net	(83)	(208)

Income before income tax	3,786	6,825
Income tax benefit (expense)	2,480	(2,647)

Net income	6,266	4,178
Net income attributable to participating securities	4,584	3,056

Net income attributable to common shareholders	$1,682	$1,122

Net income per share attributable to common shareholders
Basic	$0.14	$0.09

Diluted	$0.14	$0.09

Weighted average shares used to compute net income per share attributable to common shareholders:
Basic	11,897	11,901
Diluted	12,045	12,158
Pro forma net income per share attributable to common shareholders
Basic (unaudited)		$0.16

Diluted (unaudited)		$0.16

Weighted average shares used to compute pro forma net income per share attributable to common shareholders:
Basic (unaudited)		26,351
Diluted (unaudited)		26,608

See accompanying notes to financial statements.

ACUCELA INC.

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2011	2012
Net income	$6,266	$4,178

Other comprehensive income:
Net unrealized gain on securities	28	6

Comprehensive income	$6,294	$4,184

See accompanying notes to financial statements.

ACUCELA INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2010	2,734	$2,051	17,900	$13,387	11,807	$12,771	11,894	$3,110	$1,019	$(34)	$(18,203)	$14,101
Stock-based compensation	—	—	—	—	—	—	—	—	422	—	—	422
Common stock issued in connection with stock option exercises	—	—	—	—	—	—	3	5	—	—	—	5
Common stock issued in connection with the restricted stock purchase agreement	—	—	—	—	—	—	2	18	—	—	—	18
Net income	—	—	—	—	—	—	—	—	—	—	6,266	6,266
Unrealized gain on marketable securities available for sale	—	—	—	—	—	—	—	—	—	28	—	28

Balance at December 31, 2011	2,734	2,051	17,900	13,387	11,807	12,771	11,899	3,133	1,441	(6)	(11,937)	20,840
Stock-based compensation	—	—	—	—	—	—	—	—	524	—	—	524
Common stock issued in connection with stock option exercises	—	—	—	—	—	—	5	2	—	—	—	2
Common stock issued in connection with the restricted stock purchase agreement	—	—	—	—	—	—	6	57	—	—	—	57
Net income	—	—	—	—	—	—	—	—	—	—	4,178	4,178
Unrealized gain on marketable securities available for sale	—	—	—	—	—	—	—	—	—	6	—	6

Balance at December 31, 2012	2,734	$2,051	17,900	$13,387	11,807	$12,771	11,910	$3,192	$1,965	$—	$(7,759)	$25,607

See accompanying notes to financial statements.

ACUCELA INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2011	2012
Cash flows from operating activities
Net income	$6,266	$4,178
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	789	464
Amortization of deferred financing costs	12	10
Loss from the disposal of fixed assets	—	79
Stock-based compensation	440	581
Amortization of premium/discount on marketable securities	193	107
Deferred taxes	(2,632)	2,434
Changes in operating assets and liabilities:
Accounts receivable from collaborations with a related party	(5,154)	3,551
Prepaid expenses and other current assets	510	(1,037)
Accounts payable	1,057	(1,949)
Accrued liabilities	(1,518)	1,315
Accrued compensation	1,277	778
Deferred rent and lease incentives	(313)	48
Deferred revenue from collaborations with a related party	(557)	570
Other assets	67	117

Net cash provided by operating activities	437	11,246

Cash flows from investing activities
Purchases of marketable securities available for sale	(18,433)	(15,580)
Maturities of marketable securities available for sale	14,506	12,163
Additions to property and equipment	(166)	(326)

Net cash used in investing activities	(4,093)	(3,743)

Cash flows from financing activities
Proceeds from issuance of common stock	5	2
Restricted investments income	—	(13)
Payments for deferred offering costs	(586)	(613)

Net cash used in financing activities	(581)	(624)

(Decrease) increase in cash and cash equivalents	(4,237)	6,879
Cash and cash equivalents—beginning of year	13,997	9,760

Cash and cash equivalents—end of year	$9,760	$16,639

Supplemental disclosure
Cash paid for interest	$63	$420
Cash paid for income taxes	132	151
Restriction of investments as collateral	—	5,750

See accompanying notes to financial statements.

ACUCELA INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Business and Significant Accounting Policies

Overview

Acucela Inc. (“we,” “our” and “us”) is a clinical-stage biotechnology company that specializes in discovering and developing novel therapeutics to treat and slow the progression of sight-threatening ophthalmic diseases impacting millions of individuals worldwide. We focus on developing oral products based on our proprietary visual cycle modulation, or VCM, compounds to address a variety of retinal diseases, primarily age-related macular degeneration, or AMD, diabetic retinopathy, or DR, and diabetic macular edema, or DME, and potentially Stargardt disease, retinitis pigmentosa and retinopathy of prematurity. Our product candidates are designed to address the root cause of these diseases by reducing toxic by-products and oxidative damage as well as protecting the retina from light damage. The visual cycle is the biological conversion of a photon into an electrical signal in the retina. Our approach to treating and slowing the progression of eye diseases utilizes proprietary compounds that reduce the speed of, or modulate, the visual cycle. We believe that our insight into modulating the visual cycle combined with our deep expertise in ophthalmic research and development enables us to develop product candidates that, if approved, should preserve vision and provide relief to patients worldwide suffering from the debilitating effects of multiple eye diseases.

In 2010, we received Fast Track designation from the U.S. Food and Drug Administration (“FDA”) for emixustat hydrochloride (“Emixustat”), an investigational oral treatment for dry AMD.

In 2008, we and Otsuka Pharmaceutical Co., Ltd. (“Otsuka”) entered into a definitive agreement to co-develop emixustat, our lead compound for dry AMD. Emixustat is entering in Phase 2b/3 clinical development in the United States.

In 2010, Otsuka and we entered into a definitive agreement to co-develop OPA-6566, Otsuka’s compound for the treatment of glaucoma. OPA-6566 has concluded Phase I clinical development. We are currently evaluating further development activities.

In 2008, Otsuka and we also entered into a definitive agreement to co-develop rebamipide ophthalmic suspension (“Rebamipide”), Otsuka’s product candidate for the treatment of dry eye. Rebamipide is currently in Phase 3 clinical development in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Unaudited Pro Forma Earnings per Share

Upon the effective date of our initial public offering of stock, all of the outstanding contingently convertible debt and preferred stock, assuming we raise at least $25,000,000 at a price of at least $3.50 per share, will automatically convert into shares of common stock. Unaudited pro forma net income per share attributable to common shareholders for the year ended December 31, 2012 has been computed to give effect to the automatic conversion of the contingently convertible debt and preferred stock into 3,636,364 and 10,813,867 shares of common stock, respectively, as though these conversions had occurred on the original dates of issuance.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Cash equivalents consist of money market funds, municipal bonds, and corporate debt securities.

Investments

Investments are composed of commercial paper, corporate debt securities, certificates of deposit, and government-backed securities. Investments with original maturities longer than three months and remaining maturities of less than one year are classified as short-term investments. We consider our investments as available-for-sale. Available-for-sale securities are stated at fair value as of each balance sheet date based on market quotes, and unrealized gains and losses are reflected as a net amount under the caption of accumulated other comprehensive loss. Premiums or discounts arising at acquisition are amortized into earnings.

We periodically evaluate whether declines in fair values of our investments below their cost are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss, as well as whether it is more likely than not that we will hold the investment until recovery of its amortized cost basis. Realized gains and losses are calculated using the specific identification method. Realized gains and losses and declines in value judged to be other-than-temporary are recorded within the statements of income under the caption other income (expense).

Restricted Investments

A portion of our investments are held as collateral to secure our line of credit. These investments are classified and valued consistent with our policy for investments.

Accounts Receivable

Our accounts receivable, as of December 31, 2011 and 2012, consist of amounts due from our collaborations with Otsuka (a related party—See Note 15). There was no allowance for doubtful accounts for the periods presented, as we believe all outstanding amounts will be paid based on our contractual arrangements with Otsuka and history of successful collections thereunder and collateral is not required.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. We provide for depreciation of equipment on a straight-line basis over an estimated useful life of five years, except leasehold improvements which are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the assets.

Expenditures for maintenance and repairs are expensed as incurred.

Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset. We have recorded no impairment charges for the periods presented.

Revenue Recognition

Our business strategy includes entering into collaboration agreements with pharmaceutical companies for the development and commercialization of our product candidates. The terms of the agreements may include nonrefundable license fees, funding of research and development activities, payments based upon achievement of development milestones, payments based upon achievement of revenue milestones, or royalties on product sales. We recognize revenue when four basic criteria have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services rendered; (c) the fee is fixed or determinable; and (d) collectability is reasonably assured.

Revenue recognized for the years ended December 31, 2011 and 2012 consist of amounts derived from our collaboration agreements with Otsuka (a related party—See Note 15).

Multiple Element Arrangements

Our collaboration agreements are multiple element arrangements that must be analyzed to identify the deliverables included in the agreements and determine if the deliverables qualify as separate units of accounting. Deliverables are considered a separate unit of accounting when all of the following criteria are met: (i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return relative to the delivered item, and the delivery or performance of the undelivered item is considered probable and substantially within our control. There are no rights of return in our collaboration agreements.

Arrangement consideration is allocated to the separate units of accounting based on their relative selling prices. We follow a hierarchy to determine the selling price for each unit of accounting, determining first if there is vendor-specific objective evidence (“VSOE”) of fair value (the price at which the goods or services are regularly sold by us on a standalone basis). If VSOE of fair value is not available, third-party evidence (“TPE”) of vendors selling similar goods or services to similarly situated customers on a standalone basis is used to establish fair value. If neither VSOE nor TPE of fair value exists, we use our best estimate of the selling price (“BESP”) for that unit of accounting. Our BESP represents the price at which we would transact if we regularly sold the unit of accounting on a standalone basis.

We consider market conditions and entity-specific factors when estimating the selling price. Once the selling price for each unit of accounting has been established, the consideration received is allocated among the units of accounting based on their relative selling price, and the applicable revenue recognition criteria are applied to each of the separate units. The amount of arrangement consideration allocable to a delivered item that is a separate unit of accounting is limited to arrangement consideration that is fixed or determinable. Payments that are contingent upon the occurrence of future events that are not exclusively within our control are excluded from the allocable arrangement consideration until the contingency is resolved.

When we have continuing performance obligations, revenue is recognized using one of two methods. Where we are able to estimate the total amount of services under a unit of accounting and such performance obligations are provided on a best-efforts basis, revenue is recognized using a proportional performance model. Costs incurred to date compared to total expected costs are used to determine proportional performance, as this is considered to be representative of the delivery of outputs. Changes in estimates of total expected costs are accounted for prospectively as a change in estimates. When we cannot reasonably estimate the total amount of service that is to be performed, but can reasonably estimate when the performance obligation ceases or becomes inconsequential, a time-based method is used to recognize revenue. Under the time-based method, revenue is recognized ratably over the estimated performance period of the unit of accounting, but not before the removal of any contingencies. If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is not recognized until we can reasonably estimate when the performance obligation ceases or becomes inconsequential and perfunctory. Revenue is then recognized over the remaining estimated period of performance. Significant management judgment is required in determining the level of effort required and the period over which we are expected to complete our performance obligations under each unit of accounting.

Substantive Milestone Payments

Our collaboration agreements contain substantive milestones. A substantive milestone is defined as an event that meets the following conditions: (i) there is substantive uncertainty on the date the arrangement is entered into about whether the event will be achieved; (ii) achievement of the event is based in whole, or in part, on either our performance or a specific outcome resulting from our performance; and (iii) achievement of the event results in additional payment due to us. For a milestone to be considered substantive, the payment associated with our achievement must have all of the following characteristics: (i) relate solely to our past performance; (ii) be reasonable relative to all of the deliverables and payment terms in the arrangement; and (iii) be commensurate with either our effort required to achieve the milestone or the enhanced value of the delivered item(s) as a result of the milestone achievement.

Substantive milestone payments are recognized as revenue upon achievement of the milestone only if all of the previous conditions are met and the milestone payments are nonrefundable. Determination as to whether a payment meets the aforementioned conditions involves management’s judgment. If any of the aforementioned conditions are not met, the resulting payment would not be considered a substantive milestone and, therefore, the resulting payment would be determined to be part of the allocable arrangement consideration and would be recognized as revenue as such performance obligations are performed under either the proportional performance or time-based methods, as applicable, and in accordance with the policies as described above.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have already been recognized in the financial statements or tax returns. In addition, we have not recognized the excess tax benefits associated with certain share-based payments. Deferred tax liabilities and assets are based on the difference between financial statement carrying amounts and the tax basis of assets and liabilities, operating loss, and tax credit carryforwards and are measured using enacted tax rates expected to be in effect in the years the differences or carryforwards are anticipated to be recovered or settled. A valuation allowance is established when we believe that it is more likely than not that benefits of the deferred tax assets will not be realized.

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date based on the estimated fair value of the equity award and is recognized as expense, less estimated forfeitures, on a straight line basis over the requisite service period, which is generally the vesting period. Equity awards to nonexecutive employees generally vest and become exercisable over a four-year period, with 25% vesting after one year and 1/48 vesting each month thereafter. Equity awards to executives generally vest and become exercisable over a five-year period, with 20% vesting after one year and 1/60 vesting each month thereafter. The fair value of each equity award is estimated on the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected volatility of our stock, expected term, risk-free interest rate, and expected dividends.

Expected Term

The expected term used in our option-pricing model represents the period that our stock-based awards are expected to be outstanding and is determined based on the simplified method. The simplified method uses a simple average of the vesting and original contractual terms of the option. We use the simplified method to determine the expected option term, since our stock option exercise experience does not provide a reasonable basis upon which to estimate the expected option term.

Expected Volatility

The volatility factor used in our option-pricing model is estimated using comparable public company stock volatility.

Expected Dividend

We have never paid cash dividends and have no present intention to pay cash dividends in the future. Accordingly, the expected dividend used in our option-pricing model is zero.

Risk-Free Interest Rate

We base the risk-free interest rate used in our option-pricing model on the implied yield currently available on U.S. Treasury issued with an equivalent term. Where the expected term of our stock-based awards does not correspond with the term for which an interest rate is quoted, we perform a straight-line interpolation to determine the rate from the available term maturities.

The fair value of stock options granted for the years ended December 31, 2011 and 2012 was calculated using the Black-Scholes option-pricing model and applied the following assumptions:

	December 31,
	2011	2012
Risk-free interest rates	1.2%–2.1%	1.0%
Expected life	6.3 years	6.3 years
Dividend yield	— %	— %
Expected volatility	65%	50%–65%

Research and Development Costs

Research and development costs include salaries, fees paid to external service providers and contract research organizations to conduct research and development activities, laboratory supplies, license fees, consulting fees, and travel. Research and development costs are expensed as incurred.

Deferred Offering Costs

External costs we incurred directly attributable to a future public offering, are deferred and recorded as noncurrent assets and will be charged against any proceeds of the future offering.

Subsequent Events

Management has evaluated events occurring subsequent to December 31, 2012, through May 23, 2013, except for note 16, as to which the date is November 7, 2013, for accounting and disclosure implications.

Note 2. Net Income Per Share

We compute net income per share using the two-class method required for participating securities. Our participating securities include all series of our convertible preferred stock, as the holders are entitled to participate in any dividends prior and in preference to dividends declared or paid on the common stock. Undistributed earnings allocated to these participating securities are subtracted from net income in determining net income attributable to common shareholders.

Basic net income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding for the period. Diluted net income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares of the common stock outstanding and other dilutive securities outstanding during the period. The potential dilutive shares of our common stock include the exercise of outstanding stock options that are dilutive. Dilutive securities in our diluted EPS calculation do not include our contingently convertible debt, which are convertible upon the occurrence of a qualified initial public offering of at least $25,000,000 and $3.50 per share, as defined in the contingently convertible debt agreement. As of December 31, 2012, such an event has not occurred and accordingly the holders of the contingently convertible debt have no rights to our undistributed earnings. Upon such an event, the contingently convertible debt will be convertible into 3,636,364 common shares, after an intermediate conversion into Series C preferred shares.

The following tables reconcile the numerator and denominator used to calculate diluted net income per share for the periods presented (in thousands):

	Year Ended December 31,
	2011	2012
Numerator:
Net income attributable to common shareholders	$1,682	$1,122

Denominator:
Weighted-average shares outstanding—basic	11,897	11,901
Dilutive effect of stock options	148	257

Weighted average shares outstanding—diluted	12,045	12,158

There were no antidilutive options to purchase shares of common stock outstanding for the periods presented.

Unaudited pro forma net income per share attributable to common shareholders for the year ended December 31, 2012 has been computed to give effect to the automatic conversion of the contingently convertible debt and preferred stock into common stock as though these conversions had occurred at the beginning of the fiscal period. The following table sets forth the computation of our unaudited pro forma basic and diluted net income per share during the year ended December 31, 2012 (in thousands):

Year Ended December 31, 2012
Numerator:
Net income	$4,178
Interest expense on contingently convertible debt, net of tax	75

Pro forma net income	$4,253

Denominator:
Weighted average shares outstanding—basic	11,901
Contingently convertible debt—pro forma conversion	3,636
Preferred stock—pro forma conversion	10,814

Pro forma weighted average shares outstanding—basic	26,351

Dilutive effect of stock options	257

Pro forma weighted average shares outstanding—diluted	26,608

Note 3. Concentration of Risk

During the years ended December 31, 2011 and 2012 and as of the periods then ended, all of our revenues and accounts receivable were derived from the collaboration agreements with Otsuka.

Note 4. Segment Reporting

We operate in one segment, pharmaceutical product development. All of our significant assets are located in the United States. During the years ended December 31, 2011 and 2012, all revenue during the year was generated in the United States.

Note 5. Collaboration and License Agreements

Emixustat Collaboration

In 2008, we entered into a definitive agreement with Otsuka to co-develop and commercialize emixustat, our compound, for the dry form of AMD and for other potential indications in the United States, Canada, and Mexico (“Shared Territory”). Under the agreement, we retained all rights in Europe, South America, Central America, the Caribbean, and Africa (“Acucela Territory”), and Otsuka acquired the exclusive development and commercialization rights to the compound in Asia, the Middle East, and selected markets in the rest of the world (“Otsuka Territory”). Otsuka paid us a $5,000,000 nonrefundable up-front license fee upon its entry into the agreement.

Under the agreement, Otsuka agreed to fund all development activities in the Shared Territory through Phase 2, up to $40,000,000. If the Phase 2 development costs exceed $40,000,000, Otsuka could have, at its sole discretion, either (i) terminated the agreement or (ii) continued the agreement and share equally with us all Phase 2 development costs in excess of $40,000,000. In 2011, the cost of development activities exceeded $40,000,000, and Otsuka agreed to continue the agreement and equally share development costs with us. Phase 3 costs are to be shared equally by Otsuka and us under the agreement. In addition, under the agreement, we have the potential to receive development milestones totaling $82,500,000. The co-development portion of the agreement is governed by a Joint Development Committee (“JDC”). We may earn development milestones as follows:

i.	Initial Indication—$55,000,000

a.	$5,000,000 upon initiation of a Phase 2b/3 clinical trial in the United States

b.	$5,000,000 upon initiation of a Phase 3 clinical trial in the United States, or the filing of a New Drug Application (“NDA”) with the FDA in the United States, if a second Phase 3 clinical trial is not needed

c.	$15,000,000 upon filing of a NDA with the FDA in the United States

d.	$20,000,000 upon receipt of approval by the FDA of an NDA in the United States

e.	$10,000,000 upon receipt of approval by the regulatory authority of a marketing approval application in Japan

ii.	Second Indication—$27,500,000

a.	$5,000,000 upon initiation of a Phase 3 clinical trial in the United States

b.	$7,500,000 upon filing of an NDA with the FDA in the United States

c.	$10,000,000 upon receipt of approval by the FDA of an NDA in the United States

d.	$5,000,000 upon receipt of approval by the regulatory authority of a marketing approval application in Japan

Under the agreement, Otsuka will fund our share of the Phase 2 and Phase 3 development costs in the form of a secured promissory note. The promissory note provides that (a) interest will accrue daily and be calculated on the basis of 360 days per year and be payable on all amounts advanced to us from the date of advance until paid in full; (b) unpaid interest will compound annually; and (c) the applicable interest rate will be adjusted quarterly to reflect the then-effective rate equal to the three-month London InterBank Offered Rate (“LIBOR”) in the “Money Rates” column of The Wall Street Journal as of the first business day of each calendar quarter, plus 3%; and (d) all amounts are payable in U.S. dollars. The agreement includes a security interest agreement that grants Otsuka a first priority interest on our interests in net profits and royalty payments, and on our interests in ownership of the related collaboration compounds and collaboration products and the underlying intellectual property rights, both in the Shared Territory and the Acucela Territory.

The loan is repayable only in the event that proceeds are generated by any future product sales under the collaboration agreement or by the sale or license of collaboration compounds and collaboration products developed under the agreement outside North America and Otsuka’s sole territory.

As the agreement contains elements of funded development, we evaluated the agreement to determine if our obligation to Otsuka under the secured promissory note should be accounted for as a liability to repay a loan or as an obligation to perform contractual services. To conclude that a liability to repay a loan does not exist, the transfer of the financial risk involved with research and development from us to Otsuka must be substantive and genuine. We have determined that our obligation to Otsuka should be accounted for as an obligation to perform contractual services because repayment depends solely on the results of development having future economic benefit. Consequently, amounts received from Otsuka for our share of development costs under the agreement are recognized as revenue. Through the year ended December 31, 2012, we had recognized revenue of approximately $15,400,000, which is contingently repayable as described above. As of December 31, 2012, the contingently repayable funding has accrued $372,000 of interest, which is contingently repayable along with the above.

Upon commercialization, we may exercise our option to co-promote in the Shared Territory on a country-by-country basis. In markets where we opt to co-promote the product, Otsuka and we equally share all expenses and profits from sales of the product in the Shared Territory. If we do not elect to co-promote in a country or countries in the Shared Territory, Otsuka shall pay us royalties on the annual aggregate net sales of collaboration products in the country or countries in the Shared Territory for which we did not elect to participate in co-promotion. Each party shall pay the other party a royalty of 2% on annual aggregate net sales of collaboration products in their sole territories. In addition, we have the potential to receive net sales milestones totaling $175,000,000. The co-promotion arrangement is governed by a Joint Commercialization Committee (“JCC”). The milestones are as follows:

i.	All Indications

a.	$25,000,000 upon reaching $250,000,000 in aggregate annual worldwide sales of all collaboration products

b.	$50,000,000 upon reaching $500,000,000 in aggregate annual worldwide sales of all collaboration products

c.	$100,000,000 upon reaching $1,000,000,000 in aggregate annual worldwide sales of all collaboration products

The agreement also includes a three-year research program (the “Research Program”), the purpose of which was to identify a second indication for the lead collaborative compound and to conduct development on a backup compound for the collaborative compound. During the three years of the Research Program, which ended in 2011, Otsuka paid us $5,000,000 per year, payable on a quarterly basis. The agreement also provides Otsuka with a right of first negotiation to license new compounds discovered or developed by us (independent of the collaboration activities) during the agreement term.

Our agreement with Otsuka is a multiple element arrangement, and we have determined that the elements within the arrangement consist of the license, the Research Program, and research and development services.

The license granted to Otsuka was determined to be a separate unit of accounting because it has value to Otsuka on a standalone basis. Because Otsuka may license and develop the intellectual property independent of the development or research program services that are to be provided by us, we conducted a net present value valuation of the license, and it was determined that the estimated standalone selling price for the license at inception of the agreement exceeded the arrangement consideration received for the license fee. Since the value assigned to a delivered element cannot exceed the arrangement consideration, the arrangement consideration of $5,000,000 due and paid upon execution of the agreement was assigned to the license.

We have determined that the activities associated with development meet the criterion for a separate unit of accounting, since these services have value to Otsuka on a standalone basis. BESP is based on the Company’s analysis of the value of the services provided and consideration of the fees charged by third party vendors for similar development services and represent our BESP. Revenue from development efforts is recognized as services are performed. In the years ended December 31, 2011 and 2012, we recognized $17,779,000 and $19,329,000, respectively, of revenue associated with development activities.

We have determined that the activities associated with the Research Program meet the criterion for a separate unit of accounting, since these services have value to Otsuka on a standalone basis. The types of services contemplated under the Research Program may be performed by a third party. We have determined that the fees charged for the research services are competitive with the price other third-party vendors charge for similar research services. Our BESP of the selling price for the Research Program was $15,000,000, which equals the agreement consideration. Revenue from the research activities was recognized under a proportional performance model. In 2011, we recognized $3,890,000 of revenue associated with research activities. The research period ended during 2011.

We evaluated the development and net sales milestones in the arrangement and determined that they each meet the criteria of a milestone under ASC 605-28, Revenue Recognition-Milestone Method. We recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. No development or net sales milestones were achieved during the years ended December 31, 2011 or 2012 or the three months ended March 31, 2012. During the three months ended March 31, 2013, we received and recognized as revenue the $5,000,000 milestone payment associated with the initiation of the Phase 2b/3 clinical trial.

Rebamipide Collaboration

In 2008, Otsuka and we entered into a definitive agreement to co-develop rebamipide, Otsuka’s proprietary compound for the treatment of dry eye. Under the agreement, the parties agreed to collaborate in the clinical development efforts for rebamipide in the United States. Otsuka paid us a $2,000,000 up-front payment and, under the agreement, we have the potential to receive clinical development milestones totaling $30,000,000 and royalties on net sales of the product in the United States and the European Union. Development milestones are as follows: (1) $5,000,000 upon initiation of a Phase 3 clinical trial; (2) $5,000,000 upon filing with the FDA of an NDA for the product for the plan indication; and (3) $20,000,000 upon regulatory approval of the product for the plan indication in the United States. Under the agreement, Otsuka shall be responsible for all clinical development and commercialization expenses. Upon regulatory filing, the agreement provides that the parties may negotiate the terms under which we may co-promote rebamipide with Otsuka in the United States.

We evaluated the agreement and determined that the clinical development activities represented the only deliverable under the arrangement. Revenue from clinical development efforts is recognized as services are performed. During the years ended 2011 and 2012 we recognized $5,869,000 and $13,987,000, respectively, of revenue associated with the rebamipide clinical development activities. We evaluated the development milestones under the agreement and determined that they each meet the criteria of a substantive milestone. We recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. In 2012, we received and recognized as revenue the $5,000,000 milestone payment associated with the initiation of the Phase 3 clinical trial. No development milestones were achieved during the year ended December 31, 2011.

Otsuka’s $2,000,000 up-front payment to us is subject to refund upon insolvency, material breach, or termination of Dr. Kubota’s services to us. Due to the refund provisions in the agreement, we classified the $2,000,000 payment as deferred revenue at December 31, 2011 and 2012. When the appropriate refund provisions are satisfied, we will recognize the payment as revenue.

OPA-6566 Collaboration

In 2010, Otsuka and we entered into a definitive agreement to develop OPA-6566, Otsuka’s proprietary compound for the treatment of glaucoma. The agreement grants us an opt-in right to co-develop and co-promote OPA-6566 in the United States. Until we exercise our opt-in right, Otsuka will have responsibility for directing development activities and costs. Upon our exercise of the opt-in right, Otsuka will grant us additional opt-in rights, which include: (1) the right to co-develop and co-promote OPA-6566 for ophthalmological indications in the United States other than for glaucoma; (2) the right to co-develop and co-promote new formulations of OPA-6566 for glaucoma in the United States; and (3) a right of first negotiation to co-develop and co-promote other adenosine A2a receptor agonist compounds for the treatment of ophthalmologic diseases in the United States.

We evaluated the agreement and determined that the development activities under the agreement represented the only deliverable under the arrangement. Revenue from development activities is recognized as services are performed. During the years ended December 31, 2011 and 2012, we recognized $6,689,000 and $8,108,000, respectively, of revenues in performance of the agreement.

Continued Involvement of the CEO

The Company’s three collaboration arrangements with Otsuka require the continuing involvement of our CEO, Dr. Ryo Kubota. In the event of the departure of Dr. Kubota from the Company or a change in his role or responsibilities with the Company, the arrangements are subject to termination, at the option of Otsuka. For each agreement, this provision expires upon the approval of the NDA for the first indication in the United States.

Note 6. Investments and Cash and Cash Equivalents

Investments and cash and cash equivalents as of December 31, 2011 and 2012 consisted of the following (in thousands):

	December 31, 2011
	Gross Unrealized
	Amortized Cost	Holding Gains	Holding Losses	Fair Value
Types of security:
Commercial paper	$1,125	$—	$—	$1,125
Corporate debt securities	1,502	—	(1)	1,501
Government-backed securities	1,408	—	—	1,408
Municipal bonds	890	—	—	890
Certificates of deposit	6,233	—	(5)	6,228
Money market funds	7,691	—	—	7,691
Cash	274	—	—	274

	$19,123	$—	$(6)	$19,117

	December 31, 2012
	Gross Unrealized
	Amortized Cost	Holding Gains	Holding Losses	Fair Value
Types of security:
Commercial paper	$797	$1	$—	$798
Corporate debt securities	5,969	—	(2)	5,967
Municipal bonds	1,225	—	—	1,225
Certificates of deposit	6,500	1	—	6,501
Money market funds	14,306	—	—	14,306
Cash	528	—	—	528

	$29,325	$2	$(2)	$29,325

As of December 31, 2012, $750,000 of certificates of deposit mature in greater than one year, but less than two years. All other investment securities held at December 31, 2011 and 2012 mature within 12 months.

Market values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature. We evaluate, among other things, the duration and extent to which the fair value of a security is less than its cost, the financial condition of the issuer, and our intent to sell, or whether it is more likely than not we will be required to sell the security before recovery of the amortized cost basis. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2012.

Note 7. Fair Value Measurements

Financial assets are classified and disclosed in one of the following three categories:

Level 1—Quoted prices in active markets for identical assets and liabilities,

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and

Level 3—Unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

Our financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2012 were as follows (in thousands):

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$7,691	$—	$—	$7,691
Government-backed securities	—	905	—	905
Municipal bonds	—	890	—	890

Total cash equivalents:	7,691	1,795	—	9,486
Cash	274	—	—	274

Total cash and cash equivalents:	$7,965	$1,795	$—	$9,760

Investments:
Commercial paper	$—	$1,125	$—	$1,125
Corporate debt securities	—	1,501	—	1,501
Government-backed securities	—	503	—	503
Certificates of deposit	—	6,228	—	6,228

	$—	$9,357	$—	$9,357

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$14,306	$—	$—	$14,306
Municipal bonds	—	1,225	—	1,225
Corporate debt securities	—	586	—	586

Total cash equivalents:	14,306	1,811	—	16,117
Cash	528	—	—	528

Total cash and cash equivalents:	$14,834	$1,811	$—	$16,645

Investments:
Commercial paper	$—	$798	$—	$798
Corporate debt securities	—	5,381	—	5,381
Certificates of deposit	—	6,501	—	6,501

	$—	$12,680	$—	$12,680

Our level 2 financial assets include government-backed securities, municipal bonds, commercial paper, corporate debt securities, and certificates of deposits. These level 2 financial assets are valued using pricing models that consider the most relevant observable inputs available for similar securities, including such items as reported trades, broker/dealer quotes, bids, offers, and yields.

The carrying amounts reflected in the balance sheets for accounts receivable and accounts payable approximate fair value due to their short-term nature.

We had $12,000,000 of contingently convertible debt with a related party outstanding as of December 31, 2011 and 2012. At December 31, 2011 and 2012, the fair value of the notes payable is $41,000,000 and $47,000,000, respectively. Our valuation analysis was prepared using a two-step process that initially estimated the fair value of the entire company, using a discounted cash flow model, and next allocated this value to the various debt and equity securities we have issued. Value was allocated to the contingently convertible debt as the result of the preferences and conversion features of the notes under our valuation model of the Company, which is based on the Black-Scholes option pricing model. This model considers overall value of the entity, liquidation preferences, risk free rates, volatility rates of peer companies, and time to a conversion event. Our valuation of the contingently convertible debt is considered to be Level 3.

Note 8. Property and Equipment

Property and equipment as of December 31, 2011 and 2012 consist of the following (in thousands):

	December 31,
	2011	2012
Laboratory equipment	$2,373	$2,374
Leasehold improvements	1,740	1,808
Office furniture and equipment	411	432

	4,524	4,614
Less accumulated depreciation and amortization	(3,164)	(3,471)

Property and equipment, net	$1,360	$1,143

The depreciation and amortization expense recorded for the years ended December 31, 2011 and 2012 was $789,000 and $464,000, respectively.

Note 9. Contingently Convertible Debt with Related Party

On May 29, 2006, we completed a private placement of unsecured promissory notes in an aggregate principal amount of $12,000,000. The terms of the initial issuance and subsequent extensions of these notes is outlined as follows:

Initial Issuance
Principal	$3,250,000			$3,250,000	$5,500,000
Issue Date	May 29, 2006			May 29, 2006	May 29, 2006
Maturity Date	August 31,2009			June 30, 2010	November 30, 2012
Interest Rate	1.00%			1.00%	1.00%
Interest Payable	Upon Maturity			Upon Maturity	Upon Maturity

First Extension
Principal	$1,234,990		$2,015,010	$3,250,000	$5,500,000
Issue Date	August 31, 2009			June 30, 2010	November 30, 2012
Maturity Date	August 31,2010			June 30, 2011	February 28, 2014
Interest Rate	1.20%			1.05%	0.94%
Interest Payable	Paid through August 31, 2010			Paid through June 30, 2011	Paid through November 30, 2012; Upon Maturity

Second Extension
Principal	$1,234,990		$2,015,010	$3,250,000
Issue Date	August 31, 2010			June 30, 2011
Maturity Date	August 31,2011			June 30, 2012
Interest Rate	1.02%			0.97%
Interest Payable	Paid through August 31, 2011			Paid through June 30, 2012

Third Extension
Principal	$624,840	$610,150	$2,015,010	$3,250,000
Issue Date	August 31, 2011		August 31, 2011	June 30, 2012
Maturity Date	August 31,2013		August 31, 2012	June 30, 2013
Interest Rate	0.96% through August 31, 2012; 0.96% through August 31, 2013		0.96%	0.95%
Interest Payable	Paid through August 31, 2012; 2nd year prepaid at first anniversary		Paid through August 31, 2012	Paid through June 30, 2013

Fourth Extension
Principal			$2,015,010
Issue Date			August 31, 2012
Maturity Date			August 31, 2013
Interest Rate			0.95%
Interest Payable			Paid through August 31, 2013

Contingently convertible debt due in one year or less of $6,500,000, corresponding prepaid interest expense of $36,000, and corresponding interest payable of $4,000 have been classified as current maturities of contingently convertible debt, prepaid expense, and current liabilities, respectively, as of December 31, 2012. $5,500,000 of contingently convertible debt due in excess of one year has been classified as long-term contingently convertible debt. The notes contain provisions for automatic extension. We will be notified within 90 days from the maturity date if the notes will be automatically extended.

The contingently convertible debt automatically convert into shares of common stock upon the closing of a firm commitment underwritten public offering at a price of not less than $3.50 per share and aggregate net proceeds of not less than $25,000,000. The number of shares issued upon conversion is determined by dividing the principal of the note by $3.30, which is subject to adjustment for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

In the event of a liquidation, dissolution, or winding-up of our company, our assets and funds shall be distributed such that the note holders are paid all outstanding principal and interest under the notes in the same priority as the holders of our preferred stock are paid the liquidation distribution prior and in preference to any distribution to the holders of common stock. If the assets available for distribution among the holders of preferred stock and notes are insufficient to permit the payment to such holders of their respective liquidation preference, then the assets and surplus funds that remain legally available for distribution shall be distributed ratably among the holders of preferred stock and notes in proportion to the preferential amount each holder would otherwise be entitled to receive.

In the event that a sale of our company or a sale of substantially all of our assets, or upon a certain merger or consolidation transaction, prior to the maturity date, the note holders have the following options:

•	The entire unpaid principal amounts of the notes and accrued interest thereon are paid upon the closing of such transaction.

•

The notes are redeemed for an amount in cash equal to the amount to which the note holders would have been entitled pursuant to the terms of such transaction if, instead of the notes, the note holders held a number of shares of common stock as calculated in the same manner as the conversion upon public offering.

•

The notes are converted into shares of Series C preferred stock. The number of shares issued upon conversion is determined by dividing the unpaid principal of the notes by the original issue price of the Series C preferred stock of $1.10.

The contingently convertible debt includes an embedded conversion feature, in the event that we are sold which requires bifurcation and separate accounting as a derivative. This derivative is recorded at its fair value, with changes in fair value recognized as other income or expense over the period it is outstanding. The fair value of this derivative since inception has been immaterial.

SBI Holdings, Inc. (a related party), the holder of the notes and one of our shareholders, received payment for interest on the unsecured promissory notes of $63,000 and $420,000 in the years ended 2011 and 2012, respectively. The representative director, president, and chief executive officer of SBI Holdings, Inc. is a member of our board of directors (the “Board”).

Note 10. Income Taxes

As of December 31, 2012, we had net operating loss (“NOL”) carryforwards of $2,738,000 and research and development tax credit carryforwards of $1,625,000. The carryforwards are available to offset future tax liabilities. The NOL carryforwards expire between 2023 to 2029 and the research and development tax credits expire between 2022 to 2031. Utilization of net operating losses may be subject to ownership change limitations established by Internal Revenue Code (“IRC”) Section 382. The annual limitation may result in the expiration of net operating loss carryforwards before they can be utilized.

Deferred tax assets arise from temporary differences between financial and tax reporting. We will establish a valuation allowance if either it is more likely than not that the deferred tax assets will expire before we are able to realize their benefits or the future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessments the realizability of deferred tax assets. During the year ended December 31, 2011, we reduced our valuation allowance to zero because we believe that it is more likely than not that our deferred tax assets will be realized. A reduction in the valuation allowance of $2,632,000 is reflected as a reduction to income tax expense.

Deferred tax assets are as follows (in thousands):

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss carryforwards	$3,790	$811
Research and development (R&D) tax credit carryforwards	1,600	1,625
Deferred revenue	680	680
Compensation	662	886
Deferred rent	160	192
Other tax credits	152	365
Property and equipment	54	106

Total deferred tax asset	$7,098	$4,665

Reported as:
Current deferred tax asset	$507	$770
Long-term deferred tax asset	6,591	3,895

	$7,098	$4,665

For the periods presented, we had taxable income that was offset by the utilization of the net operating loss carryforwards. In the years ended December 31, 2011 and 2012 we were subject to the alternative minimum tax.

The components of the tax expense (benefit) are as follows (in thousands):

	Years Ended December 31,
	2011	2012
Current	$152	$169
Deferred	(2,632)	2,478

Total	$(2,480)	$2,647

The reconciliation of the statutory federal income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,
	2011	2012
Statutory rate	34.0%	34.0%
Reduction of the valuation allowance	(54.1)	0.0
Utilization of loss carryforwards	(48.1)	0.0
Other, net	3.2	4.8

Effective tax rate	(65.0%)	38.8%

We file our income tax return in the U.S. federal jurisdiction. We are no longer subject to U.S. federal tax examinations by tax authorities for the years before 2008. However, the Internal Revenue Service (“IRS”) could adjust certain unused tax attributes carried forward from tax years prior to 2008. Based on the jurisdictions in which we operate, we are not subject to state income taxes.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. However, there are no material unrecognized tax benefits as of December 31, 2011 and 2012 and as of March 31, 2012 and 2013. Furthermore, we do not anticipate any significant changes in our unrecognized tax benefits over the next 12 months.

We recognize interest and penalties related to our liabilities for uncertain tax positions in income tax expense. However, during the years ended December 31, 2011 and 2012 we did not have any accrued interest or penalties associated with any unrecognized tax benefits.

Deferred tax assets do not include R&D credits generated for 2012. The American Taxpayer Relief Act of 2012 was signed into law on January 3, 2013, which retroactively extended the R&D Credit back to January 1, 2012. The effect of tax legislation is taken into account in the interim period in which the law was enacted. Therefore, the 2012 R&D credits are not contained in the deferred tax assets as of December 31, 2012, but will be included in 2013.

Note 11. Commitments

Leases

We lease laboratory and corporate office space under noncancelable operating leases expiring in 2015. The lease agreement for the laboratory facility includes one three-year renewal options, and the lease for the corporate office includes one three-year renewal option. Lease incentives are recognized as deferred rent liabilities and amortized to rent expense over the term of the lease. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent and reduced rent.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2012 are as follows:

2013	$923,000
2014	936,000
2015	170,000

Total minimum lease payments	$2,029,000

Rent expense was $958,000 and $849,000, respectively, in the years ended December 31, 2011 and 2012, respectively.

Credit Facility

We maintain a $5,000,000 line of credit for working capital pursuant to revolving line of credit note (the “Line of Credit”). Interest on the Line of Credit accrues, and is due, monthly either at (I) at a fluctuating rate per annum determined by the bank to be one and twenty five hundredths percent (1.25%) above the Daily One Month LIBOR Rate in effect from time to time, or (II) at a fixed rate per annum determined by the bank to be one and twenty five hundredths percent (1.25%) above LIBOR in effect on the first day of the applicable Fixed Rate Term. Any principal amount outstanding on the Line of Credit is payable on January 20, 2014. No amounts were outstanding under the facility as of December 31, 2012. As of December 31, 2012, the borrowing availability is $4,600,000 due to $400,000 being reserved under the corporate credit card program. The line of credit and credit card program are secured by our restricted investment balances of approximately $5,800,000 as of December 31, 2012.

Note 12. Shareholders’ Equity

Common Stock

We have 60,000,000 shares of common stock authorized without par value.

Convertible Preferred Stock

We have 52,452,514 shares of preferred stock authorized without par value. The preferred stock is issuable in one or more series, each with such designations, rights, qualifications, limitations, and restrictions as the Board may determine at the time of issuance. We have designated 2,734,334; 17,899,998; and 31,818,182 shares as Series A, Series B, and Series C preferred stock, respectively, with the following terms:

Conversion

Each share of Series A and B preferred stock is convertible at any time after issuance at the option of the holder into such number of common stock shares as is determined by dividing $0.25 by the conversion price in effect at the time of conversion. The original conversion price of $0.75 will be adjusted for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

Each share of Series C preferred stock is convertible at any time after issuance at the option of the holder into such number of common stock shares as is determined by dividing $1.10 by the conversion price in effect at the time of conversion. The original conversion price of $3.30 will be adjusted for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

Shares of Series A, B, and C preferred stock automatically convert into shares of common stock upon the closing of a firm commitment underwritten public offering at a price of not less than $3.50 per share and aggregate net proceeds of not less than $25,000,000.

Liquidation

In the event of any liquidation, dissolution, winding-up of our company, sale of our company or substantially all of our assets, or upon a certain merger or consolidation transaction, the holders of Series A and B preferred stock will be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of common stock, the amount of $0.75 per share plus an amount equal to all declared but unpaid dividends of the Series A and B preferred stock. The holders of Series C preferred stock will be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of common stock, the amount of $1.10 per share, plus an amount equal to all declared, but unpaid dividends of the Series C preferred stock.

If the assets available for distribution among the holders of Series A, B, and C preferred stock and promissory notes shall be insufficient to permit the payment to such holders of their respective liquidation preference, then the entire assets and surplus funds then remaining legally available for distribution shall be distributed ratably among the holders of Series A, B, and C preferred stock and promissory notes in proportion to the preferential amount each holder would otherwise be entitled to receive. Upon completion of required preferential distributions, any of our remaining assets available for distribution shall be distributed among the holders of common stock.

Dividends

The holders of Series A, B, and C preferred stock are entitled to receive dividends when and as declared by the Board in preference to any declaration or payment of any dividend on our common stock. Such dividends are not cumulative.

Voting

Each share of Series A, B, and C preferred stock has one vote for each full share of common stock into which its respective shares of preferred stock could be converted on the record date for the vote. We must receive an affirmative vote or written consent from a majority of the holders of Series A, B, or C preferred stock, voting as a separate class, for any change in the number of authorized preferred shares; changes in the preferences, rights, privileges, or powers of the preferred shareholders; or sale, merger, or consolidation in which the holders of our capital stock retain less than 50% of the voting power after the transaction.

Note 13. Stock-Based Compensation

Stock Option Plan

The Board has adopted and approved equity-based incentive plans (the “Equity Plans”) which provide for the issuance of nonqualified and incentive stock options to employees, board members, and consultants to acquire shares of common stock. The Equity Plans also allow for the issuance of restricted stock, although no restricted stock had been issued under the equity plans through December 31, 2012. The Board has reserved 2,120,055 shares of common stock to be issued in conjunction with the Equity Plans. The term of each option is ten years. Equity awards to nonexecutive employees generally vest and become exercisable over a four-year period, with 25% vesting after one year and 1/48 vesting each month thereafter. Equity awards to executives generally vest and become exercisable over a five-year period, with 20% vesting after one year and 1/60 vesting each month thereafter. The option agreements include restrictions on the sale of shares acquired by the exercise of options.

Our Equity Plan stock option activity for the years ended December 31, 2011 and 2012 is summarized as follows:

	Shares Available for Grant	Number of Option Shares Outstanding	Weighted Average Exercise Price of Option Shares	Options Exercisable
Balance at December 31, 2010	1,099,229	668,979	$3.22	354,015
Increase in reserved shares	300,000	—	—
Granted	(423,500)	423,500	5.22
Exercised	—	(3,000)	1.45
Forfeited	99,342	(99,342)	4.35
Expired	194,834	(194,834)	2.55

Balance at December 31, 2011	1,269,905	795,303	4.31	288,988
Granted	(253,900)	253,900	9.67
Exercised	—	(5,288)	0.36
Forfeited	204,534	(204,534)	4.64
Expired	28,553	(28,553)	4.97

Balance at December 31, 2012	1,249,092	810,828	5.91	389,440

The weighted average exercise price of exercisable options at December 31, 2011 and 2012 was $2.86 and $3.66, respectively.

The total intrinsic value of stock options exercised during the years ended December 31, 2011 and 2012 was $9,000 and $47,000, respectively.

The aggregate intrinsic value of stock options outstanding at December 31, 2011 and 2012 was $3,124,000 and $3,586,000, respectively.

The aggregate intrinsic value of stock options exercisable at December 31, 2011 and 2012 was $1,553,000 and $2,598,000, respectively.

The weighted average grant date fair value of stock options granted in 2011 and 2012 was $3.25 and $5.59, respectively.

Information concerning outstanding and exercisable options at December 31, 2012 is summarized as follows:

	December 31, 2012
Exercise Prices	Number of Option Shares	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
$0.12–$0.62	40,000	0.91	40,000
$1.45–$3.23	180,900	5.64	178,526
$4.52–$8.24	336,028	7.40	153,903
$9.30–$10.33	253,900	9.56	17,011

	810,828	7.36	389,440

The weighted average remaining contractual life of exercisable options at December 31, 2011 and 2012 was 6.35 years and 5.53 years, respectively.

As of December 31, 2011 and 2012, there was $1,470,000 and $1,771,000, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Equity Plans. That cost is expected to be recognized over a weighted average period of 3.71 and 3.58 years, respectively. The total fair value of shares vested during the years ended December 31, 2011 and 2012 was $422,000 and $482,000, respectively. We currently use authorized and unissued shares to satisfy share award exercises.

CEO Equity Agreement

We have an employment agreement with Dr. Ryo Kubota. Until the initial public offering of our common stock, we are obligated pursuant to the employment agreement to grant stock options or allow Dr. Kubota to purchase restricted shares of common stock as often as necessary to maintain Dr. Kubota’s equity position in our company equal to at least 51% of our issued and outstanding voting common stock on an as-converted basis. The shares under these awards are subject to repurchase provisions that lapse quarterly over 36 months from the date of grant. Outstanding options and convertible securities are not included in the calculation of Dr. Kubota’s equity position unless the options are exercised or the convertible securities are converted into our capital stock. The purchase price of each stock grant may be made by an interest-bearing full recourse promissory note. Per the terms of the employment agreement, we are obligated to periodically pay Dr. Kubota cash bonuses consisting of principal and interest amounts due under such promissory notes and additional taxes incurred by Dr. Kubota as a result of receiving such bonuses, if any.

We treat this arrangement as share-based compensation. The employment agreement provides equity awards to Dr. Kubota subject to service and performance conditions. The grant and measurement date is the date at which the Board approves the grant of the options or sale of the restricted stock to Dr. Kubota. The fair value of the award is established as the current fair value of our common stock. Compensation expense related to this arrangement is included in general and administrative expense.

During the years ended December 31, 2011 and 2012, in connection with stock option exercises, we entered into a restricted stock purchase agreement with Dr. Kubota for the issuance of 2,278 and 5,504 shares, respectively, of our common stock in exchange for a three-year promissory note in the total amount of $18,000 and $57,000, respectively. Concurrent with the execution of the agreement, we paid a bonus to Dr. Kubota, which was in turn used to repay the promissory note and as compensation for taxes associated with the award. We recorded approximately $30,000 and $89,000, respectively, in compensation expense in connection with the award.

Note 14. 401(k) Retirement Plan

We sponsor an employee retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees who meet minimum eligibility requirements are eligible to participate in the plan. To date, we have not matched employee contributions made to the plan.

Note 15. Related-Party Transactions

Peter Kresel, M.B.A., a member of the Board, received payment from us for consulting services and reimbursement of direct expenses. Mr. Kresel’s payments for consulting services and expense reimbursements were $217,000 and $216,000 during 2011 and 2012, respectively.

Otsuka, our collaborative partner (see Note 5) and sole source of revenue for the years ended December 31, 2011 and 2012, owns 8.31% of our outstanding stock, while Otsuka Pharmaceutical Factory, Inc. owns 6.67% of our outstanding stock. Together, these two entities own 14.98% of our outstanding stock. These entities do not have representation on the Board.

SBI Holdings, Inc. (a related party), one of our shareholders, is the holder for our contingently convertible debt (see Note 9).

Note 16. Subsequent Events

Emixustat Milestone

In February 2013, we achieved the development milestone related to emixustat for the initiation of a Phase 2b/3 clinical trial in the United States. As a result of achieving this milestone, a $5,000,000 payment is due from Otsuka, which we recognized as revenue at the time the milestone was met in 2013.

CEO Equity Agreement

In January and May 2013, the board of directors granted an award of shares of restricted stock to Dr. Ryo Kubota pursuant to his employment agreement and consistent with prior practices. We recorded approximately $786,000 in compensation expense in connection with the award in 2013.

Rebamipide Agreement

In September 2013, Otsuka elected to end its rebamipide co-development agreement with us. As a result, we recognized as revenue, in the quarter ended September 30, 2013, a $2,000,000 upfront payment from Otsuka that had been deferred due to refund provisions. These refund provisions expired with the end of the co-development agreement.

Strategic Restructuring

On October 18, 2013, we announced a plan to reduce expenses, including a workforce reduction, as a result of the termination of the Rebamipide Agreement. The plan will result in a reduction in force of approximately 35% of our total workforce, or approximately 30 employees. The employees affected by the reduction in force were notified the week of October 21, 2013.

As a result of this workforce reduction, we anticipate recording a charge related to severance, other termination benefits, and outplacement services, in the three months ending December 31, 2013.

ACUCELA INC.

CONDENSED BALANCE SHEETS

(in thousands)

	December 31, 2012	September 30, 2013 (unaudited)	Pro forma Shareholders’ Equity at September 30, 2013 (unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,639	$4,572
Investments	6,927	17,147
Restricted investments	5,009	3,040
Accounts receivable from collaborations with a related party	8,700	13,793
Deferred tax asset	770	770
Prepaid expenses and other current assets	1,521	2,828

Total current assets	39,566	42,150

Property and equipment, net	1,143	1,220
Restricted long-term investments	750	2,725
Long-term deferred tax asset	3,895	1,912
Deferred offering costs	1,199	4,122
Other assets	471	354

Total assets	$47,024	$52,483

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of contingently convertible debt, related party	$6,500	$12,000	—
Accounts payable	735	801
Accrued liabilities	3,109	5,194
Accrued compensation	2,413	2,260
Deferred revenue from collaborations with a related party	570	—
Deferred rent and lease incentives	249	259

Total current liabilities	13,576	20,514

Commitments
Long-term deferred rent, lease incentives, and others	341	129
Long-term deferred revenue from collaborations with a related party	2,000	—
Long-term contingently convertible debt, related party	5,500	—	—

Total long-term liabilities	7,841	129

Shareholders’ equity:
Convertible preferred stock, no par value, 52,453 shares authorized:
Series A, no par value, 2,734 shares authorized, issued, and outstanding (liquidation value of $2,051); no shares issued and outstanding (pro forma)	2,051	2,051	—
Series B, no par value, 17,900 shares authorized, issued, and outstanding (liquidation value of $13,425); no shares issued and outstanding (pro forma)	13,387	13,387	—
Series C, no par value, 31,818 shares authorized, 11,807 shares issued and outstanding (liquidation value of $12,988); no shares issued and outstanding (pro forma)	12,771	12,771	—
Common stock, no par value, 60,000 shares authorized; 11,910 and 11,972 shares issued and outstanding as of December 31, 2012 and September 30, 2013 (unaudited), respectively; 26,422 shares issued and outstanding (pro forma)	3,192	3,654	43,863
Additional paid-in capital	1,965	2,638	2,638
Accumulated other comprehensive loss	—	(13)	(13)
Accumulated deficit	(7,759)	(2,648)	(2,648)

Total shareholders’ equity	25,607	31,840	$43,840

Total liabilities and shareholders’ equity	$47,024	$52,483

See accompanying notes to condensed financial statements.

ACUCELA INC.

CONDENSED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)

	Nine Months Ended September 30,
	2012	2013
Revenues from collaborations with a related party	$35,141	$41,695

Expenses:
Research and development	22,695	26,221
General and administrative	5,953	7,724

Total expenses	28,648	33,945

Income from operations	6,493	7,750

Other income (expense), net:
Interest income	24	101
Interest expense	(104)	(88)
Other income (expense), net	(21)	71

Total other income (expense), net	(101)	84

Income before income tax	6,392	7,834
Income tax expense	2,283	2,723

Net income	4,109	5,111
Net income attributable to participating securities	3,006	3,735

Net income attributable to common shareholders	$1,103	$1,376

Net income per share attributable to common shareholders
Basic	$0.09	$0.12

Diluted	$0.09	$0.11

Weighted average shares used to compute net income per share attributable to common shareholders:
Basic	11,900	11,961
Diluted	12,147	12,346
Pro forma net income per share attributable to common shareholders
Basic		$0.20

Diluted		$0.19

Weighted average shares used to compute pro forma net income per share attributable to common shareholders:
Basic		26,411
Diluted		26,796

See accompanying notes to condensed financial statements.

ACUCELA INC.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2012	2013
Net income	$4,109	$5,111

Other comprehensive gain (loss):
Net unrealized gain (loss) on securities	4	(13)

Comprehensive income	$4,113	$5,098

See accompanying notes to condensed financial statements.

ACUCELA INC.

CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2012	2013
Cash flows from operating activities
Net income	$4,109	$5,111
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	344	395
Loss from the disposal of fixed assets	10	—
Amortization of deferred financing costs	8	—
Stock-based compensation	373	1,006
Deferred taxes	2,110	1,983
Amortization of premium/discount on marketable securities	59	233
Changes in operating assets and liabilities:
Accounts receivable from collaborations with a related party	1,046	(5,093)
Prepaid expenses and other current assets	(1,254)	(1,307)
Accounts payable	(1,618)	(22)
Accrued liabilities	1,268	1,516
Accrued compensation	228	(153)
Deferred rent and lease incentives	(33)	(198)
Deferred revenue from collaborations with a related party	3,220	(2,570)
Other assets	114	117

Net cash provided by operating activities	9,984	1,018

Cash flows from investing activities
Purchases of marketable securities available for sale	(10,890)	(20,506)
Maturities of marketable securities available for sale	5,508	10,066
Additions to property and equipment	(186)	(472)

Net cash used in investing activities	(5,568)	(10,912)

Cash flows from financing activities
Proceeds from issuance of common stock	3	6
Restricted investments income	—	(32)
Payments for deferred offering costs	(412)	(2,270)
Excess tax benefit from stock-based compensation	—	123

Net cash used in financing activities	(409)	(2,173)

Increase (decrease) in cash and cash equivalents	4,007	(12,067)
Cash and cash equivalents—beginning of period	9,760	16,639

Cash and cash equivalents—end of period	13,767	4,572

Supplemental disclosure of non-cash activities
Unpaid deferred offering costs	$—	$653

See accompanying notes to condensed financial statements.

ACUCELA INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements of Acucela Inc. (“the Company” or “Acucela”), have been prepared on a basis consistent with the December 31, 2012 audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary to fairly present the information set forth herein, in accordance with GAAP. The condensed interim financial statements have been prepared in accordance with the regulations of the Securities and Exchange Commission, or the SEC, and omit certain information and footnote disclosure necessary to present the statements in accordance with GAAP. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in our Registration Statement on Form S-1 for the year ended December 31, 2012. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ from these estimates.

Unaudited Pro Forma Shareholders’ Equity and Earnings per Share

Upon the effective date of our initial public offering of stock, all of the outstanding contingently convertible debt and preferred stock, assuming we raise at least $25,000,000 at a price of at least $3.50 per share, will automatically convert into shares of common stock. Unaudited pro forma net income per share attributable to common shareholders for the nine months ended September 30, 2013 has been computed to give effect to the automatic conversion of the contingently convertible debt and preferred stock into 3,636,364 and 10,813,867 shares of common stock, respectively, as though these conversions had occurred as of the beginning of the period presented.

Subsequent Events

Management has evaluated events occurring through November 7, 2013 for accounting and disclosure implications.

Note 2. Net Income Per Share

We compute net income per share of common stock using the two-class method required for participating securities. We consider all series of our convertible preferred stock to be participating securities as the holders are entitled to participate in common stock dividends with common stock on an as-converted basis. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net income to determine net income attributable to common shareholders.

Basic net income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding for the period. Diluted net income per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares of the common stock outstanding and other dilutive securities outstanding during the period. The potential dilutive shares of our common stock include the exercise of outstanding stock options that are dilutive. Dilutive securities in our diluted EPS calculation do not include our contingently convertible debt, which are convertible upon the occurrence of a qualified initial public offering of at least $25,000,000 and $3.50 per share, as defined in the contingently convertible debt agreement. As of September 30, 2013, such an event has not occurred and accordingly the holders of the contingently convertible debt have no rights to our undistributed earnings. Upon such an event, the contingently convertible debt will be convertible into 3,636,364 common shares, after an intermediate conversion into Series C preferred shares.

The following table reconciles the numerator and denominator used to calculate diluted net income per share for the periods presented (in thousands):

	Nine Months Ended September 30,
	2012	2013
Numerator:

Net income attributable to common shareholders	$1,103	$1,376

Denominator:
Weighted average common shares outstanding—basic	11,900	11,961
Dilutive effect of stock options	248	385

Weighted average shares outstanding—diluted	12,147	12,346

For the nine months ended September 30, 2012 and 2013, there were no antidilutive options to purchase shares of common stock outstanding.

Unaudited pro forma net income per share attributable to common shareholders for the nine months ended September 30, 2013 has been computed to give effect to the automatic conversion of the contingently convertible debt and preferred stock into common stock as though these conversions had occurred at the beginning of the fiscal period. The following table sets forth the computation of our unaudited pro forma basic and diluted net income per share during the nine months ended September 30, 2013 (in thousands, except for share amounts):

Nine Months Ended September 30, 2013
Numerator:
Net income	$5,111
Interest expense on contingently convertible debt, net of tax	55

Pro forma net income	$5,166

Denominator:
Weighted average shares outstanding—basic	11,961
Contingently convertible debt—pro forma conversion	3,636
Preferred stock—pro forma conversion	10,814

Pro forma weighted average shares outstanding—basic	26,411

Dilutive effect of stock options	385

Pro forma weighted average shares outstanding—diluted	26,796

Note 3. Concentration of Risk

All of our significant assets are located in the United States, and we did not have any revenue generated outside of the United States for the nine months ended September 30, 2012 and 2013. During the nine month periods ended September 30, 2012 and 2013 and as of December 31, 2012 and September 30, 2013, all of our revenues and accounts receivable were derived from the collaboration agreements with Otsuka.

Note 4. Investments and cash and cash equivalents

Investments are carried at fair value. Cash equivalents are carried at cost, which approximates fair value. Our investments are classified as available-for-sale securities, with unrealized gains and losses recorded in accumulated other comprehensive income or loss until realized. Short-term investments have a remaining maturity of less than one year from the reporting date. Our long-term investments are investments with remaining maturities exceeding 12 months from the reporting date. Premiums and discounts on investments are amortized into interest income over the contractual term of the security.

Cash, cash equivalents and investments as of December 31, 2012 and September 30, 2013, consisted of the following (in thousands):

	December 31, 2012
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Types of security:
Commercial paper	$798	$1	$—	$799
Corporate debt securities	5,968	—	(2)	5,966
Municipal bonds	1,225	—	—	1,225
Certificates of deposit	6,500	1	—	6,501
Money market funds	14,306	—	—	14,306
Cash	528	—	—	528

	$29,325	$2	$(2)	$29,325

	September 30, 2013
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Types of security:
Commercial paper	$1,023	$2	$—	$1,025
Corporate debt securities	15,600	—	(5)	15,595
Municipal bonds	1,639	—	(1)	1,638
Certificates of deposit	4,985	2	(11)	4,976
Money market fund	3,360	—	—	3,360
Cash	890	—	—	890

	$27,497	$4	$(17)	$27,484

There were no realized gains or losses for the periods presented.

Market values were determined for each individual security in the investment portfolio. The declines in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature. We evaluate, among other things, the duration and extent to which the fair value of a security is less than its cost, the financial condition of the issuer, and our intent to sell, or whether it is more likely than not we will be required to sell, the security before recovery of the amortized cost basis. We do not consider these investments to be other-than-temporarily impaired as of September 30, 2013.

Note 5. Fair Value Measurements

We measure and report our cash equivalents at carrying value, which approximates fair value, and investment securities (financial assets) at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets are classified and disclosed in one of the following three categories:

Level 1—Quoted prices in active markets for identical assets and liabilities,

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and

Level 3—Unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

Our financial assets measured at fair value on a recurring basis as of December 31, 2012 and September 30, 2013 were as follows (in thousands):

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$14,306	$—	$—	$14,306
Municipal bonds	—	1,225	—	1,225
Corporate debt securities	—	586	—	586
Cash	528	—	—	528

	$14,834	$1,811	$—	$16,645

Investments:
Commercial paper	$—	$798	$—	$798
Corporate debt securities	—	5,381	—	5,381
Certificates of deposit	—	6,501	—	6,501

	$—	$12,680	$—	$12,680

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$3,360	$—	$—	$3,360
Municipal bonds	—	625	—	625
Cash	890	—	—	890

	$4,250	$625	$—	$4,875

Investments:
Commercial paper	$—	$1,025	$—	$1,025
Corporate debt securities	—	15,595	—	15,595
Municipal bonds	—	1,013	—	1,013
Certificates of deposit	—	4,976	—	4,976

	$—	$22,609	$—	$22,609

Our level 2 financial assets include government-backed securities, municipal bonds, commercial paper, corporate debt securities, and certificates of deposits. These level 2 financial assets are valued using pricing models that consider the most relevant observable inputs available for similar securities, including such items as reported trades, broker/dealer quotes, bids, offers, and yields.

We had $12,000,000 of contingently convertible debt with a related party outstanding as of December 31, 2012 and September 30, 2013. At December 31, 2012 and September 30, 2013, the estimated fair value of the contingently convertible debt was $47,000,000 and $103,000,000, respectively. Our valuation analysis was prepared using a two-step process that initially estimated the fair value of the entire company, using a discounted cash flow model, and next allocated this value to the various debt and equity securities we have issued. Value was allocated to the contingently convertible debt as the result of the preferences and conversion features of the notes under our valuation model of the Company, which is based on the Black-Scholes option pricing model. This model considers overall value of the entity, liquidation preferences, risk free rates, volatility rates of peer companies, and time to a conversion event. Our valuation of the contingently convertible debt is considered to be Level 3.

Note 6. Equity Transactions

Common Stock:

During the first nine months of 2012, options to purchase 288 shares of common stock were exercised in exchange for cash, 196 shares were issued pursuant to an employment agreement and options to purchase 163,900 shares of common stock were granted as compensation.

During the first nine months of 2013, options to purchase 30,219 shares of common stock were exercised in exchange for cash, 31,452 shares were issued pursuant to an employment agreement, and options to purchase 110,250 shares of common stock were granted as compensation.

CEO Equity Agreement:

We have an employment agreement with Dr. Ryo Kubota. Until the initial public offering of our common stock, we are obligated pursuant to the employment agreement to grant stock options or allow Dr. Kubota to purchase restricted shares of common stock as often as necessary to maintain Dr. Kubota’s equity position in our company equal to at least 51% of our issued and outstanding voting common stock on an as-converted basis. The shares under these awards are subject to repurchase provisions that lapse quarterly over 36 months from the date of grant. Outstanding options and convertible securities are not included in the calculation of Dr. Kubota’s equity position unless the options are exercised or the convertible securities are converted into our capital stock. The purchase price of each stock grant may be made by an interest-bearing full recourse promissory note. Per the terms of the employment agreement, we are obligated to periodically pay Dr. Kubota cash bonuses consisting of principal and interest amounts due under such promissory notes and additional taxes incurred by Dr. Kubota as a result of receiving such bonuses, if any.

We treat this arrangement as share-based compensation. The employment agreement provides equity awards to Dr. Kubota subject to service and performance conditions. The grant and measurement date is the date at which the Board approves the grant of the options or sale of the restricted stock to Dr. Kubota. The fair value of the award is established as the current fair value of our common stock. Compensation expense related to this arrangement is included in general and administrative expense.

During the nine months ended September 30, 2013, in connection with stock option exercises, we entered into restricted stock purchase agreements with Dr. Kubota for the issuance of 31,452 shares of our common stock. In January 2013, 20,816 shares were issued at $10.33 per share and in May 2013, 10,636 shares were issued at $22.69 per share, in exchange for three-year promissory notes in the total amount of $456,000. Concurrent with the execution of the agreements, we paid bonuses to Dr. Kubota, which were in turn used to repay the promissory notes and as compensation for taxes associated with the awards. We recorded approximately $786,000 in compensation expense in connection with the awards.

Changes in Accumulated Other Comprehensive Loss (in thousands):

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
	Unrealized holding loss on available-for-sale securities	Unrealized holding loss on available-for-sale securities
Beginning balance	$(6)	$—
Current period other comprehensive gain (loss)	4	(13)

Ending balance	$(2)	$(13)

Note 7. Contingently Convertible Debt with Related Party

On June 30, 2013, the Company renegotiated the terms of the contingently convertible debt due on June 30, 2013. The maturity date was extended one year to June 30, 2014 and the interest rate was decreased to 0.84% per annum.

On August 31, 2013, the Company renegotiated the terms of the contingently convertible debt due on August 31, 2013. The maturity date was extended one year to August 31, 2014 and the interest rate was decreased to 0.84% per annum.

Note 8. Income Taxes

The Company had no uncertain tax positions as of December 31, 2012 and September 30, 2013.

Note 9. Collaborative Arrangements with Related Party

In the first nine months of 2013, we received from Otsuka and recognized in revenue a $5.0 million milestone payment for the initiation of the Phase 2b/3 clinical trial in the United States for emixustat. Additionally, we received an $8.1 million payment related to Otsuka’s funding of our share of emixustat development, as of September 30, 2013.

Rebamipide Agreement

In September 2013, Otsuka elected to end its rebamipide co-development agreement with us. As a result, we recognized as revenue, in the quarter ended September 30, 2013, a $2,000,000 upfront payment from Otsuka that had been deferred due to refund provisions. These refund provisions expired with the end of the co-development agreement.

Note 10. Subsequent Events

Strategic Restructuring

On October 18, 2013, we announced a plan to reduce expenses, including a workforce reduction, as a result of the termination of the Rebamipide Agreement. The plan will result in a reduction in force of approximately 35% of our total workforce, or approximately 30 employees. The employees affected by the reduction in force were notified the week of October 21, 2013.

As a result of this workforce reduction, we anticipate recording a charge of $1.0 million related to severance, other termination benefits, and outplacement services, in the three months ending December 31, 2013.

Termination of Line of Credit

In December 2013, we decided to terminate our Line of Credit. As a result, the $5.8 million of investments are no longer restricted.

9,200,000 SHARES

COMMON STOCK

MITSUBISHI UFJ MORGAN STANLEY SECURITIES CO., LTD.

SECURITIES REGISTRATION STATEMENT

(including 1st Amendment to the SRS)

Acucela Inc.

(This English translation of the Securities Registration Statement (“SRS”) has been prepared solely for reference purposes and shall not have any binding force.)(1)

(1)	This translation omits disclosure that is identical to or substantially the same as disclosure appearing in the registration statement on Form S-1 (Registration No. 333-192900), filed with the U.S. Securities and Exchange Commission on December 17, 2013. The symbols “* * *” mark such omissions.

SECURITIES REGISTRATION STATEMENT

Filing to:	Director General of Kanto Local Finance Bureau

Filed on:	December 27, 2013 (Amended on January 24, 2014)

Name of Company:	Acucela Inc.

Name of Representative:	Ryo Kubota
Title: Chairman, President & CEO

Place at which the head office is located:	1301 Second Avenue, Suite 1900
Seattle, WA 98101, U.S.A.

Name of Attorney-in-Fact:	Ken Takahashi
Attorney-at-Law

Address of Attorney-in-Fact:	Baker & McKenzie (Gaikokuho Joint Enterprise)
Ark Hills Sengokuyama Mori Tower,
1-9-10 Roppongi, Minato-ku,
Tokyo 106-0032
Japan

Telephone Number:	03-6271-9900

Administrative Person to Contact:	Takeshi Nishida
Attorney-at-Law
Yumi Harada
Attorney-at-Law

Address:	Baker & McKenzie (Gaikokuho Joint Enterprise)
Ark Hills Sengokuyama Mori Tower,
1-9-10 Roppongi, Minato-ku,
Tokyo 106-0032
Japan

Telephone Number:	03-6271-9900

Kind of Securities Offered	Common Stock
or Secondary Distributed
Subject to the Securities Registration:

Amount of Securities being Offered	Amount Offered (using book-building method):
or Secondary Distributed:	JPY15,187,000,000(Note)
Amount Secondary Distributed
(using over allotment method): JPY2,380,500,000(Note)
(Note) The amount of offerings and amount of secondary
distributions are estimated amounts as of the filing of the
Amendment to Securities Registration Statement

Items regarding Stabilizing Transactions:	Not applicable

Place at which This SRS are made	Tokyo Stock Exchange, Inc.
available for public inspection:	2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

A-i

Page
PART IV.	SPECIAL INFORMATION	A-40

I.	RECENT FINANCIAL STATEMENTS	A-40
II.	FORM OF THE SHARE CERTIFICATE	A-61
III.	RECENT FINANCIAL STATEMENTS OF THE GUARANTOR AND LINKED SUBSIDIARIES	A-61

Notes:

1.	Unless specifically stated otherwise or context otherwise requires, all references to “we”, “us”, “our”, the “Company”, the “Issuer”, “ACUCELA INC.”, “Acucela Inc.” or “Acucela” are to Acucela Inc.

2.	Translation from USD into Japanese Yen has been made at JPY102.44 = US$1 (TTM rates quoted by Bank of Tokyo-Mitsubishi UFJ, Ltd. on December 2, 2013.

3.	The Company’s business year is from January 1 to December 31.

4.	Unless specifically stated otherwise, the figures in this document are rounded to the nearest one decimal place. Where figures in tables in this document have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

5.	“This Offering” means the public stock offering which will be conducted after listing approval at Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) has been granted.

6.	Special Note Regarding Forward-Looking Statements

In addition to historical information, this document contains forward looking statements. Forward looking statements include, among other things, statements regarding our intent, belief or expectation and may include words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and expressions that convey uncertainty about future events or outcomes to identify these forward looking statements. From time to time, we make forward-looking oral and written public statements concerning our expected future operations and performance. Forward-looking statements reflect our good-faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties, including those mentioned in “Part II. Information on the Company—III. State of Business—4. Risk Factors Relating to Business”, “Part II. Information on the Company—III. State of Business—1. Outline of Results of Business, etc.” and other sections within this document. The forward-looking statements made in this document relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Actual results may differ materially from the expectations contained in the forward-looking statements as a result of various factors.

Forward looking statements in this document include, among other things, statements about:

•	our expectations regarding our revenues, expenses, effective tax rates and other results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our liquidity and working capital requirements;

•

our need to obtain additional funding and our ability to obtain future funding on acceptable terms, including funding necessary to complete the pre-clinical or clinical trials for emixustat and OPA-6566;

•	our need to obtain additional funding to discover research candidates and to advance our research candidates into the clinic;

•	the willingness of our collaborative partner to continue to co-develop or to co-promote our product candidates;

•	our anticipated uses of the net proceeds from this Offering;

•	the prevalence of the diseases we target;

A-ii

•	our anticipated strategies for growth and sources of new revenues;

•	our ability to attract collaborators with research, development, regulatory and commercialization expertise;

•	our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our current and future products, applications and functionality and plans to promote them;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	the performance of our third-party suppliers and manufacturers;

•	the evolution of other therapies for the treatment of the diseases we target;

•	our ability to maintain, protect and enhance our intellectual property;

•	the success of competing therapies that are or become available;

•	the risk of loss of our chief executive officer, Ryo Kubota, M.D., Ph.D., and any other key scientific or management personnel;

•	the success, cost and timing of our product development activities and clinical trials;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	management compensation and the methodology for its determination;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

•	estimates and estimate methodologies used in preparing our financial statements and determining option exercise prices; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

7.	Estimates and statistical data

This document also contains estimates and other statistical data, including those relating to the prevalence of sight-threatening and blinding eye diseases and respective growth rates of those diseases that we have obtained from market research reports from visiongain, Frost & Sullivan, and MarketScope and scientific publications and scientific reports, including those of the National Institutes of Health. These scientific publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Although we have not independently verified the accuracy or completeness of the data contained in these scientific publications and reports, based on our experience we believe the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable.

A-iii

PART I. SECURITIES INFORMATION

I.	TERMS AND CONDITIONS OF OFFERING

1.	Offering of Shares

(1)	Shares to be Newly Issued

Registered/Bearer, Par Value/Non-par Value and Kind of Shares	Number of Shares to be Issued	Description
Registered ordinary shares with non-par value	9,200,000 Shares	Standard shares of the Company with no limitations with regards to the contents of rights

Notes:

(i)	The issuance of the Shares was approved at the meeting of the Board of Directors held on December 26, 2013 (Pacific Standard Time).
(ii)	In connection with the Offering, a lock-up agreement has been entered into. See “II. TERMS AND CONDITIONS OF OFFERINGS FOR SALE - Special Statements Concerning the Offering of Shares or Offerings for Sale” for its substance.
(iii)	Unless otherwise stated herein, all dates stated in “PART I SECURITIES INFORMATION” are referred to in Japan time.

(2)	Method and Terms and Conditions of Offering

A.	Method of Offering

Manner of Offering	Number of Shares to be Issued	Total Issue Price	Total Amount to be Accounted for as Paid-in Capital
Offering to the public (Book-building)	9,200,000 Shares	15,187,000,000 yen	14,321,050,000 yen

Notes:

(i)	The Shares will be offered through the purchase and underwriting thereof in entirety by the underwriters. The financial instruments business operators (the “Underwriters” hereinafter in “I. TERMS AND CONDITIONS OF OFFERING”) set forth in “(3) Underwriting of Shares” below expected to enter into an underwriting agreement for an underwriting price to be determined on February 3, 2014 shall purchase and underwrite the Shares and offer the same for a price (issue price) that differs from the underwriting price (the “Offering”). The Underwriters shall pay the total underwriting prices to the Company no later than the Payment Date (see “B. Terms and Conditions of Offering” below) and receive the difference between the total underwriting prices and the total issue prices as proceeds. The issue price, etc. will be determined after considering investors’ demand in accordance with a book-building process provided for in the Rules for the Enforcement of the Securities Listing Regulations established by Tokyo Stock Exchange, Inc.
(ii)	The total issue prices set forth above is an estimate calculated on the basis of the number of the Shares to be issued set forth above on the assumption that the issue price is equal to the average price (1,725 yen) of the indicative price range between 1,650 and 1,800 yen. The final issue price and the total issue prices under the Offering will be determined on February 3, 2014 (the “Issue Price Determination Date”), taking into consideration the results of the book-building process.
(iii)	The total issue prices will be received by the Underwriters in the Japanese yen, while the total underwriting prices, which is an amount of the total issue prices less an amount equivalent to the underwriting commission, will be paid to the Company by the Underwriters in the U.S. dollar. In such case, the conversion from the Japanese yen to the U.S. dollar will be determined by using the exchange rate of the Japanese yen against the U.S. dollar as of February 6, 2014.

(iv)	The Company, which made its shares registered in the Form S-1 with the Securities and Exchange Commission of the United States (the “SEC”) on December 17, 2013 (Eastern Standard Time) and filed an Amendment to Form S-1 on December 30, 2013 (Eastern Standard Time), does not intend to offer or sell its shares in the United States.
(v)	The net proceeds, which are the total amount of subscription moneys less issue expenses, will all be accounted for as paid-in capital. The total amount thereof to be accounted for as paid-in capital is an estimate calculated on the basis of the number of the Shares to be issued set forth above on the assumption that the issue price is equal to the average price (1,750 yen) per share of the indicative price range between 1,650 and 1,800 yen.
(vi)	Under the Offering, after considering demand, an additional sale of up to 1,380,000 ordinary shares of the Company borrowed from its shareholders by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (the “Sale by Over-Allotment”) may be conducted, separately from the Offering.

B.	Terms and Conditions of Offering

Par Value/ Non-par Value	Issue Price	Amount to be Accounted for as Paid-in Capital	Unit of Shares for Subscription	Subscription Period	Subscription Deposit	Payment Date
Non-par value	(Not yet determined)(i)	(Not yet determined)	100 shares	From February 4, 2014 to February 7, 2014	(Not yet determined)(ii)	February 10, 2014 (Pacific Standard Time)

Notes:

(i)	The issue price will be determined through the book-building process.
The indicative price range is between 1,650 and 1,800 yen. The issue price, as well as the underwriting price, will be determined simultaneously on the Issue Price Determination Date in consideration of demand in response to the indicative price range, price change risk until the listing date and other factors. In accepting demand applications, the Underwriters will encourage such institutional investors and others, specifically, to make demand applications to make the shares of the Company properly assessed in the market. The indicative price range was determined in comprehensive consideration of the businesses, operating results and financial position of the Company, the comparison with listed companies with close similarities in businesses, etc., opinions and demand prospect of institutional investors and others assumed to have high price calculation capabilities, the current stock market situation, the market valuation of the recent initial public offerings and the price change risk until the listing date.
(ii)	The subscription deposit shall be equal to the issue price and shall bear no interest. Of the subscription deposit, an amount equivalent to the subscription prices shall be appropriated for the amount of payment for new shares as of the Payment Date.
(iii)	The date of delivery of share certificates will be Thursday, February 13, 2014 (the listing (start-up) date). The share certificates will collectively be deposited in an account of Japan Securities Depository Center, Incorporated held with The Depository Trust Company and the Shares may be traded as from the listing (start-up) date.
(iv)	Any subscription shall, together with the subscription deposit, be submitted to the place of handling of subscription set forth below during the subscription period.
(v)	All subscriptions and payments shall be made pursuant to the Regulations Governing Foreign Securities Transaction Accounts or the Regulations Governing General Securities Transactions, which are applicable to the foreign securities transaction account held by each subscriber for the ordinary shares of the Company with any of the financial instruments business operators as described in “(3) Underwriting of Shares” below. Any investor who has not held such foreign securities transaction account must open one in advance.
(vi)	Prior to the subscription, perspective investors may declare the demand to the Underwriters from January 27th, 2014 to January 31st, 2014 taking into consideration of the provisional terms. This declaration of demand may be changed or withdrawn.

In order to meet the threshold of number of shareholders provided in the listing rules of Tokyo Stock Exchange or ensure the liquidity of the shares of the Company after listing, the shares of the Company may be sold to the investors who did not declare the demand.

The Underwriters will endeavor to sell the shares of the Company in fair and equitable manners and comply with their own basic principal for allocation and internal rules or regulations. In connection with the basic principal for allocation, please check the display at business offices or website of the Underwriters.

C.	Place of Handling of Subscription

Subscriptions will be handled at the head office, branch offices and business offices in Japan of the financial instruments business operators as described in “(3) Underwriting of Shares” below.

D.	Place of Handling of Subscription Payment

Office	Location
Wells Fargo & Company San Francisco, California	420 Montgomery Street, San Francisco, CA 94104

(3)	Underwriting of Shares

Name of Underwriter	Address	Number of Shares to be Underwritten	Terms and Conditions of the Underwriting
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	2-5-2 Marunouchi, Chiyoda-ku, Tokyo	6,900,000 shares	1. By underwriting by purchase 2. No underwriting commission will be paid. However, the difference between the total issue prices and the total underwriting prices will be the underwriters’ proceeds.
SBI Securities Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo	1,564,000 shares
Daiwa Securities Co. Ltd.	1-9-1, Marunouchi, Chiyoda-ku, Tokyo	276,000 shares
Mizuho Securities Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo	276,000 shares
SMBC Nikko Securities Inc.	3-3-1, Marunouchi, Chiyoda-ku, Tokyo	184,000 shares
Total	—	9,200,000 shares	—

Notes:

(i)	The Company will enter into an underwriting agreement with the Underwriters listed above on the Issue Price Determination Date.

2.	Offering of Stock Acquisition Rights

Not applicable.

3.	Offering of Bonds (excluding Short-Term Debentures)

Not applicable.

4.	Offering of Commercial Paper and Short-Term Debentures

Not applicable.

5.	Offering of Foreign Certificates of Deposit

Not applicable.

6.	Offering of Covered Warrants

Not applicable.

7.	Offering of Depositary Receipts and Beneficiary Certificates of Securities in Trust

Not applicable.

8.	Use of Proceeds from Issue of New Shares

(1)	Amount of Proceeds from Issue of New Shares

Total Amount of Subscription Moneys	Estimate of Issue Expenses	Estimate of Net Proceeds
14,521,050,000 yen	200,000,000 yen	14,321,050,000 yen

Notes:

(i)	The total amount of subscription moneys, which is equal to the total amount of underwriting prices, is based on an estimate calculated on the assumption that the issue price is equal to the average price (1,725 yen) of the indicative price range between 1,650 and 1,800 yen.
(ii)	The total amount of subscription moneys will be paid to the Company by the Underwriters in the U.S. dollar. In such case, the conversion from the Japanese yen to the U.S. dollar will be determined by using the median of the telegraphic spot selling and buying exchange rates vis-á-vis customers quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of February 6, 2014.

(2)	Use of Proceeds

Out of the estimate of net proceeds above, for three years including and after 2014, the Company will allocate approximately 3.70 billion yen for establishing sales & marketing division, approximately 3.83 billion yen for research and development cost for emixustat in Europe, approximately 1.50 billion yen for research and development cost for VCM, approximately 1.20 billion yen for other research and development cost, approximately 4.09 billion yen for operating cost including facility expense and purchase cost of equipment and funitures etc.

(Note: each figures are rounded, therefore, the totals may not necessarily agree with the arithmetic sum of the estimate of the net proceeds.)

II.	TERMS AND CONDITIONS OF OFFERINGS FOR SALE

1.	Securities to be Offered for Sale (Offering for Sale by Over-Allotment)

(1)	Shares to be Offered for Sale

Registered/Bearer, Par Value/Non-par Value and Kind of Shares	Number of Shares to be Offered for Sale	Total Offering Price (yen)	Address and Name of the Holder of the Shares to be Offered for Sale
Registered ordinary shares with non-par value	1,380,000 shares	2,380,500,000 yen(iii)	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (2-5-2 Marunouchi, Chiyoda-ku, Tokyo) 1,380,000 shares

Notes:

(i)	The Offering for Sale by Over-Allotment is an offering for sale of up to 1,380,000 ordinary shares of the Company borrowed from its shareholders by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., the lead manager of the Offering, to be conducted in consideration of demand, separately from the Offering when the Offering is made. The number of shares to be offered for sale by the Offering for Sale by Over-Allotment represents the upper limit thereon and according to demand, may be decreased or the sale itself may be cancelled. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. may purchase the shares of the Company on the market to return the shares borrowed from its shareholders for the purpose of the Over-Allotment.
(ii)	In the event that the issue of shares to be newly issued under the Offering is cancelled, the Offering for Sale by Over-Allotment shall also be cancelled.
(iii)	The total sale prices are an estimate calculated on the assumption that the issue price is equal to an average price (1,725 yen) of the indicative price range between 1,650 and 1,800 yen.
(iv)	The Company, which made its shares registered in the Form S-1 with the SEC on December 17, 2013 (Eastern Standard Time) and filed an Amendment to Form S-1 on December 30, 2013 (Eastern Standard Time), does not intend to offer or sell its shares in the United States.

(2)	Stock Acquisition Rights to be Offered for Sale

Not applicable.

(3)	Bonds to be Offered for Sale (excluding Short-Term Debentures to be Offered for Sale)

Not applicable.

(4)	Commercial Paper and Short-Term Debentures to be Offered for Sale

Not applicable.

(5)	Foreign Certificates of Deposit to be Offered for Sale

Not applicable.

(6)	Covered Warrants to be Offered for Sale

Not applicable.

(7)	Depositary Receipts to be Offered for Sale and Beneficiary Certificates of Securities in Trust

Not applicable.

2.	Method and Terms and Conditions of Offering for Sale (Offering for Sale by Over-Allotment)

Offering Price (yen)	Application Period	Unit of Shares for Application	Application Deposit	Place of Acceptance of Application	Names and Addresses of Persons Entrusted with Offering for Sale	Content of Agreement for Entrustment of Offering for Sale

Not yet determined(i)	From February 4, 2014 to February 7, 2014	100 shares	Not yet determined(i)	Head office and branch offices in Japan of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Not applicable.	—

Notes:

(i)	The offering price and application deposit shall be equal to the issue price and subscription deposit under the Offering, respectively. The application deposit shall bear no interest.
(ii)	The terms and conditions necessary for the offering for sale will be determined on February 3, 2014 (the “Offering Price Determination Date”).
(iii)	The Offering for Sale by Over-Allotment is an offering for sale by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. of the ordinary shares of the Company borrowed from its shareholders by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. The shares to be offered for sale will not be underwritten.
(iv)	The date of delivery of share certificates will, as with the delivery of share certificates under the offering through purchases and underwritings by the Underwriters and the listing (start-up) date.
(v)	Any application shall, together with the application deposit, be submitted to the place of acceptance of application described above during the application period.
(vi)	All applications and payments shall be made pursuant to the Regulations Governing Foreign Securities Transaction Accounts or the Regulations Governing General Securities Transactions, which are applicable to the foreign securities transaction account held by each applicant for the ordinary shares of the Company with the financial instruments business operator as described in “Place of Acceptance of Application” above. Any investor who has not held such foreign securities transaction account must open one in advance.

Special	Statements Concerning the Offering of Shares or Offerings for Sale

(1)	Lock-up

All shareholders agree that without the prior written consent Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., until 90 days (180 days for the shareholders who are our directors/executive officers) after and including the listing date of the Shares on the Mothers market of the Tokyo Stock Exchange (the “lock-up period”), the Shareholder shall not make or cause any of the following:

a)	sale or transfer of any Shares which, prior to the lock-up period, the Shareholder owns either of record or beneficially, and of which the Shareholder has the power to control the disposition;

b)	(i) sale or transfer of any securities that may be converted into or exchanged for any such Shares; (ii) sale or transfer of any securities representing any right to acquire any such Shares; or (iii) execution of swap or other agreements to transfer all or any part of the financial gain arising from the ownership of any Shares or all or any part of Shares, to a third party, whether directly or indirectly;

c)	publication or announcement of intent or agreement to do any of the above.

In addition, to ensure compliance with the U.S. Securities Act of 1933 (the “U.S. Securities Act”) the Shareholder further agrees that the Shareholder shall make or cause any of the above transactions after the lock-up period only pursuant to a registration statement filed pursuant to the U.S. Securities Act or in compliance with Rule 144 under the U.S. Securities Act.

The Company agrees not to, (a) issue, sell or transfer the shares of the Company, (b) issue, sell or transfer any securities convertible into or exchangeable for, or that represent the right to receive, the shares of the Company or enter into any swap transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any of the economic consequences thereof) of shares of the Company to the third party, and (c) make any public notice or announcement that the Company intends to, or has agreed to implement any transaction described in (a) or (b) above, for a period of 180 days after (and including) the listing of the shares of the Company on the Mothers Market of the Tokyo Stock Exchange, without the prior written consent of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. other than the issue and sale of the shares of the Company upon this offering, the issue of shares of the Company by exercise of the outstanding options or by exchange of the outstanding exchangeable securities, or grant of shares of the Company or options to the officers or employees of the Company pursuant to the existing Company’s employee benefit plan.

(2)	Offering for Sale by way of over-allotment etc.

In connection with this public offering, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. may undertake a secondary offering by way of over-allotment up to 1,380,000 shares, which it borrows from Dr. Ryo Kubota, a shareholder of the Company (the “Stocklender”), taking into consideration of the market demand. The number of shares to be offered in the secondary offering by way of over-allotment is scheduled to be 1,380,000 shares; however, this is the maximum number of shares to be sold, and such number may decrease, or the secondary offering by way of over-allotment may not be made at all, depending on market demand.

In connection with this, when the secondary offering by way of over-allotment is made, apart from shares to be underwritten for the public offering, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will be granted by the Stocklender the right (the “Greenshoe Option”), exercisable until Friday, March 7, 2014, to acquire additional shares up to the number of shares to be offered in the secondary offering by way of over-allotment.

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. may also purchase shares on the Tokyo Stock Exchange (the “Syndicate Cover Transactions”) during the period from Thursday, February 13, 2014 to Friday, March 7, 2014 (the “Syndicate Cover Transaction Period”), up to the number of shares to be offered in the secondary offering by way of over-allotment, for the purpose of returning the shares which it has borrowed from the above-mentioned Stocklender. All of the shares purchased by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. through the Syndicate Cover Transactions will be used to return the borrowed shares. During the Syndicate Cover Transaction Period, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. may decide not to conduct any Syndicate Cover Transactions or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the secondary offering by way of over-allotment.

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. plans to exercise the Greenshoe Option for the number of the shares obtained by deducting: (a) the number of shares purchased through the Syndicate Cover Transactions to return the borrowed shares; from (b) the number of shares offered in the secondary offering by way of over-allotment.

It will be determined on the offer price determination date whether to make a secondary offering by way of over-allotment or, in the affirmative case, how many shares will be sold. If a secondary offering by way of over-allotment is not made at all, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will not borrow shares from the Stocklender. In this case, the Greenshoe option will not be granted by the Stocklender and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will not conduct the Syndicate Cover Transactions on the Tokyo Stock Exchange either.

(3)	Selling Restriction in the United States

The shares will not be offered, sold or delivered, directly or indirectly, in the United States or through an affiliate of an underwriter that is a U.S. broker-dealer, in each case, as part of the initial distribution of shares or during the 90 days following the date of the U. S. prospectus.

(4)	Risks Related to this Offering

* * *

III.	SPECIAL STATEMENTS IN CASE OF THIRD-PARTY ALLOCATION

Not applicable.

IV.	OTHER DESCRIPTIONS

1. The logo and name of the Company will appear on the cover page of the Registration Prospectus for Offering of Shares and Offering for Sale.

2. The following description will appear on the reverse side of the cover page of the Registration Prospectus for Offering of Shares and Offering for Sale.

“The issue price and the trade price of the Ordinary Shares are presented in Japanese yen. If the dividends are paid in any currency other than Japanese yen, and if you receive the dividend in Japanese yen, such Japanese yen amount may be affected by a fluctuation of foreign exchange rate.”

“The original financial statements (in English) are not contained in this Registration Prospectus for Offering of Shares and Offering for Sale but contained in the Securities Registration Statement.”

3. The following item in color print will appear on the back cover of the Registration Prospectus for Offering of Shares and Offering for Sale.

[Frontispiece of the prospectus to be inserted]

PART II. INFORMATION ON THE COMPANY

I.	OUTLINE OF THE LEGAL AND OTHER SYSTEMS OF THE COMPANY’S COUNTRY OF INCORPORATION

1.	Outline of the Corporate System

(l)	Corporate System of the Country or Political Sub-Division Thereof to Which the Company Belongs

The Company is a corporation organized and existing under the laws of the state of Washington. Consequently, the legal framework governing the Company consists primarily of the laws of the United States of America and of the state of Washington. United States federal laws affect many aspects of corporations and concern such diverse matters as antitrust, bankruptcy, labor-management relations, taxation and securities. Federal securities laws are generally administered by the United States Securities and Exchange Commission (the “SEC”). The federal securities laws, and the regulations promulgated thereunder, among other things, prohibit the sale of securities by fraudulent means and require public corporations to make periodic financial and other information disclosures to the SEC, to the Company’s shareholders and to the public. The Company will be subject to these reporting obligations in connection with the closing of this Offering. The state of Washington has many laws affecting corporations including the Washington Business Corporation Act (the “WBCA”) of the Revised Code of Washington, under which the Company is incorporated. The following is a summary of certain aspects of the WBCA.

Corporations in the United States of America are legal entities organized under the laws of the United States, one of its states or the District of Columbia. A corporation operates as a legal person separate from its owners, who are the shareholders of the corporation. A corporation can have one or more classes of stock, which may or may not have a par value. Usually, a corporation will have a class of stock known as common or capital stock. A corporation may also have a class of stock known as preferred stock, which is often divided into one or more series. Typically, the preferred stock has rights, preferences and privileges superior to those of the common stock, which may include rights to dividends at a stated rate and to assets upon liquidation. Ordinarily, shareholders have no personal liability for the debts of the corporation.

A corporation is operated by or under the direction of a board of directors elected by the shareholders, commonly at an annual meeting of shareholders. In general, the board of directors is responsible for the operations of the corporation, with very broad authority and flexibility. The authority of the shareholders includes:

a)	the right to elect directors;

b)	the right to approve major changes to the articles of incorporation; and

c)	the right to approve major changes in the business of the corporation such as a sale of substantially all of the assets.

The board of directors in turn appoints the principal officers of the corporation who conduct the day-to-day operations of the corporation. The board of directors of a corporation ordinarily meets periodically.

Duties of the principal officers are governed by the corporation’s bylaws, which are commonly adopted by the shareholders and, subject to limitations set forth in the articles of incorporation or the bylaws, can be amended by the shareholders or the board of directors.

The WBCA provides corporations broad freedom of operation. Acucela, Inc. is organized under the provisions of this law, which governs, among other things, the organization, rights and powers of shareholders, directors and officers, shareholders’ meetings and board of directors’ meetings and procedures for dissolution.

Restrictions on Transfer

* * *

Registration Rights

* * *

Washington Anti-Takeover Statute

* * *

(2)	The System Prescribed in the Articles of the Company

The following description of the rights of our common stock and preferred stock and related provisions of our amended and restated articles of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated articles of incorporation and amended and restated bylaws that will become effective in connection with the completion of this Offering. The descriptions below of our capital stock reflect changes that will occur on or prior to the closing of this Offering.

Our authorized capital stock consists of 112,452,514 shares, no par value per share, of which 60,000,000 shares are designated as common stock; and 52,452,514 shares are designated as preferred stock.

Common Stock

Voting rights. The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available. At present we have no plans to issue dividends.

Liquidation rights. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Redemption. There are no redemption provisions applicable to the common stock.

Preemptive rights. No preemptive rights exist with respect to the common stock.

Fully Paid and Non-Assessable. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this Offering will be, fully paid and non-assessable.

Shareholders’ Meeting

The WCBA and the Company’s bylaws provide for two kinds of general meetings of shareholders: annual meetings and special meetings. The Company is required to convene a meeting of the shareholders annually to elect directors and transact other business that properly comes before the meeting on a date and at a time determined by a majority of the Company’s board of directors.

Advance written notice is required to convene a meeting of shareholders. The written notice must state the place, day and hour of the shareholder meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice must be given to each shareholder entitled to notice of or to vote at the meeting (i.e., holders of record at a date (within 10 to 70 days before the meeting) determined by our board of directors) not less than 10 nor more than 60 days before the meeting, except that notice of a meeting to act on an amendment to the Company’s articles of incorporation, a plan of merger or share exchange, the sale, lease, exchange or other disposition of all or substantially all of the Company’s assets other than in the regular course of business or our dissolution must be given not less than 20 or more than 60 days before such meeting.

No business may be transacted at a meeting of shareholders unless a majority of the shares entitled to vote are represented in person or by proxy at a meeting of shareholders. Directors are elected by a plurality of the votes, meaning the nominees receiving the highest number of votes “for” are elected. In general, other business brought before a meeting of shareholders may be approved by a plurality of the votes cast “for” the matter at the meeting. However, certain fundamental corporate changes, including certain amendments to the Company’s articles of incorporation, mergers or share exchanges, the sale of all or substantially all of the Company’s assets outside the ordinary course of business, and the Company’s dissolution require approval by no less than a majority of the shares outstanding as of the record date.

Currently, the Company is not required to declare and pay dividends. Dividends may be declared and paid solely at the discretion of the Company’s board of directors, subject to compliance with certain solvency and other tests under Washington law. In the event a dividend is declared, the Company’s board of directors would be required to determine a record date for shareholders entitled to receive the dividend in a manner similar to manner in which shareholders are determined to be entitled to vote at a shareholder meeting.

Board of Directors

Subject to certain limitations set forth in the Company’s articles of incorporation and bylaws and the WBCA, all corporate powers, including the declaration of dividends and issuance of stock, are exercised by or under the authority of, and the Company’s business and affairs are managed under the direction of, the Company’s board of directors. In general, the Company’s board of directors must approve most strategic or material corporate actions, such as acquisitions, dividends, stock issuances, compensation of officers, and entry into material contracts. The Company’s board of directors is not responsible for managing the day-to-day operations of the Company; this is done by the principal officers of the Company, who are appointed by and report to the Company’s board of directors.

Any action by the Company’s board of directors may be approved by written consent signed by all directors or at a meeting at which there is a quorum (i.e., a majority of the number of directors then in office). The act of the majority of the directors present at a meeting of the Company’s board of directors is deemed to be the act of the Company’s board of directors, unless the vote of a greater number is required by the Company’s bylaws or articles of incorporation or the WBCA or a quorum is not present.

Subject to limited exceptions, members of the Company’s board of directors are not liable for actions of the Company or their decisions as directors so long as they act in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the director reasonably believes to be in the best interests of the corporation. The Company’s articles of incorporation contain a provision that limits the liability of the Company’s directors for monetary damages to the fullest extent permitted by the WBCA. Consequently, the directors will not be personally liable to the Company or the Company’s shareholders for monetary damages for conduct as directors, except for liability for:

•	intentional misconduct by a director;

•	knowing violation of law by a director;

•	unlawful distributions as provided in 23B.08.310 of the Revised Code of Washington; or

•	any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

The Company’s bylaws provide that the Company will indemnify and hold harmless any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of the Company’s directors or officers or is or was serving at the Company’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Company’s bylaws also provide that the Company must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Based on such provisions of bylaws, the Company has obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to the Company’s directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the Company with respect to payments that may be made by it to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law. Prior to completion of this Offering, the Company intends to enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the WBCA.

Committees

The WCBA and the Company’s bylaws provides that the Company’s board of directors may create standing or temporary committees consisting solely of two or more directors and invest such committees with such powers as it may see fit, subject to such conditions as may be prescribed by the Company’s board of directors, applicable law and the Company’s articles of incorporation and bylaws. Each committee shall have and may exercise all of the authority of the Company’s board of directors to the extent provided in the resolution of the Company’s board of directors creating the committee and any subsequent resolutions adopted in like manner, except that no such committee shall have the authority to take certain actions, such as authorizing distributions, filling vacancies on the Company’s board of directors or any committee thereof, making charter amendments, or approving a plan of merger not requiring shareholder approval.

The Company’s board of directors has established an audit committee, a compensation committee and a nominating committee. These committees have been delegated power, authority responsibilities relating to their respective purposes (e.g., executive compensation decisions, in the case of the compensation committee, and oversight of the audit of the Company’s financial statements, in the case of the audit committee). Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Officers

The Company’s board of directors appoints the principal officers of the Company who conduct the day-to-day operations of the Company. Duties of the principal officers are governed by the Company’s bylaws. Pursuant to the Company’s bylaws, the Company’s officers shall be those officers appointed from time to time by the Company’s board of directors or by any other officer empowered to do so by the board of directors or under the Company’s bylaws. However, the Company’s board of directors has sole power and authority to appoint the President, any Vice President in charge of a principal business unit, division or function or any other officer who performs a policy-making function. The President is the Company’s chief executive officer with the power, among other things, to act as the general manager of the Company and to have general supervision, direction and control of the Company’s business and affairs, and to supervise and control all our officers, agents and employees.

Please also see “II. Outline of the Company—3. Nature of Business.”

For our board of directors and committees of our board of directors, please see “V. Conditions of the Company—5. Corporate Governance”.

2.	Foreign Exchange Control System

In the United States, there are no restrictions on the ownership or transfer of foreign exchange, and accordingly there are no such control restrictions that would affect the acquisition of shares of a domestic corporation by non-residents of the United States, the remittance of dividends or sales proceeds to such non-residents, or the distribution of assets in liquidation.

3.	Taxation

(1)	United States Tax Treatment

* * *

(2)	Japanese Tax Treatment

Subject to compliance with and the limitations of the applicable tax convention, the Income Tax Law, the Corporation Tax Law, the Inheritance Tax Law and other current and pertinent laws and regulations of Japan, foreign tax credits may be claimed as offsets to taxes payable in Japan by Japanese persons or Japanese corporations for United States taxes to which the income (and estate, as to individuals) of such persons or corporations have been subjected as noted in (1) “United States Tax Treatment” above. Notwithstanding the foregoing, if a Japanese Person elects to exclude the dividends paid on the Company’s capital stock from income subject to aggregate assessment taxation by applying for the system which does not require the filling of a final tax return, such person may not claim the foreign tax credit.

Please also see “VIII. SUMMARY OF SHAREHOLDING, ETC., IN JAPAN—2. Method of Exercise of Rights of Beneficial Shareholders in Japan—(8) Taxation in Japan.”

This summary is provided for general informational purposes only and does not constitute legal or tax advice. Stockholders should consult their own tax advisors to determine the specific tax consequences resulting from their holding of the Company’s capital stock.

4.	Legal Opinion

A legal opinion has been provided to Director General of Kanto Local Finance Bureau by Fenwick & West LLP, acting as U.S. legal advisers to the Company, to the effect that the statements with respect to the laws of the United States and the State of Washington set forth in this document are correct in all material aspects.

II.	OUTLINE OF THE COMPANY

1.	Changes in Principal Indicators of Business Operations

The following tables present summary historical financial data for our business.

The statements of income and cash flow data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 are derived from our audited financial statements included in this document. The statements of income and cash flow data for the nine months ended September 30, 2012 and 2013 and the balance sheet data as of September 30, 2013 have been derived from our unaudited financial statements appearing elsewhere in this document. The unaudited nine month financial information has been prepared on the same basis as the annual financial information and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of September 30, 2013 and the results of operations and cash flows for the nine months ended September 30, 2012 and 2013. Nine month results are not necessarily indicative of results to be expected for the full year. The unaudited statements of income and cash flow data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our unaudited financial statements.

You should read this information together with “Part I—III. State of Business—1. Outline of Results of Business, etc. and 7. Analysis of Financial Condition, Results of Operation and Cash Flow” and our financial statements, related notes and other financial information, each included in “VI Financial Conditions” of this document. The selected financial data in this section are not intended to replace our financial statements and are qualified in their entirety by the financial statements and related notes.

		Year Ended December 31,					(USD (JPY)) Nine Months Ended September 30,
Statements of Income Data:		2008 Unaudited	2009 Unaudited	2010 Unaudited	2011	2012	2012	2013
							Unaudited
	(in thousands, except per share data)
Revenues from collaborations with related party	US$	6,913	27,019	36,457	34,226	46,424	35,141	41,695
	JPY	708,167	2,767,826	3,734,655	3,506,111	4,755,674	3,599,844	4,271,235
Expenses:
Research and development	US$	10,266	18,274	25,297	24,183	31,604	22,695	26,221
	JPY	1,051,649	1,871,988	2,591,424	2,477,306	3,237,513	2,324,875	2,686,079
General and administrative	US$	3,819	6,395	6,632	6,174	7,787	5,953	7,724
	JPY	391,218	655,103	679,382	632,464	797,700	609,825	791,246

Total expenses	US$	14,085	24,669	31,929	30,357	39,391	28,648	33,945
	JPY	1,442,867	2,527,092	3,270,806	3,109,771	4,035,214	2,934,701	3,477,325

Income from operations	US$	(7,172)	2,350	4,528	3,869	7,033	6,493	7,750
	JPY	(734,699)	240,734	463,848	396,340	720,460	665,142	793,910
Other income (expense), net:
Interest income	US$	250	15	67	21	27	24	101
	JPY	25,610	1,536	6,863	2,151	2,765	2,458	10,346
Interest expense	US$	(170)	(183)	(122)	(143)	(138)	(104)	(88)
	JPY	(17,414)	(18,746)	(12,497)	(14,648)	(14,136)	(10,653)	(9,014)
Other income (expense), net	US$	90	(84)	64	39	(97)	(21)	71
	JPY	9,219	(8,604)	6,556	3,995	(9,936)	(2,151)	7,273

Income before income tax	US$	(7,002)	2,098	4,537	3,786	6,825	6,392	7,834
	JPY	(717,284)	214,919	464,770	387,837	699,153	654,796	802,514
Income tax benefit (expense)	US$	—	15	4,466	2,480	(2,647)	(2,283)	(2,723)
	JPY	—	1,536	457,497	254,051	(271,158)	(233,870)	(278,944)
Net income	US$	(7,002)	2,113	9,003	6,266	4,178	4,109	5,111
	JPY	(717,284)	216,455	922,267	641,889	427,994	420,925	523,570

Net income attributable to participating securities	US$				4,584	3,056	3,006	3,735
	JPY				469,584	313,056	307,934	382,613

Net income attributable to common shareholders	US$				1,682	$1,122	1,103	1,376
	JPY				172,304	114,937	112,991	140,957

Net income per share attributable to common shareholders, basic	US$				0.14	0.09	0.09	0.12
	JPY				14.34	9.21	9.21	12.29
Pro forma net income attributable to common shareholders per share, basic(4)	US$					0.16		0.20
	JPY					16.39		20.48

		As of December 31,					(USD (JPY)) As of September 30, 2013 Unaudited
Balance Sheet Data:		2008 Unaudited	2009 Unaudited	2010 Unaudited	2011	2012
	(in thousands)
Cash, cash equivalents and investments	US$	8,213	15,117	19,591	19,117	23,566	21,719
	JPY	841,339	1,548,585	2,006,902	1,958,345	2,414,101	2,224,894
Working capital	US$	10,560	10,608	15,707	15,477	25,990	21,636
	JPY	1,081,766	1,086,683	1,609,025	1,585,463	2,662,415	2,216,391
Total assets	US$	16,424	23,638	34,809	41,495	47,024	52,483
	JPY	1,682,474	2,421,476	3,565,833	4,250,747	4,817,138	5,376,358
Short and Long-term deferred revenue from collaborations with related party	US$	6,679	2,715	2,557	2,000	2,570	—
	JPY	684,196	278,124	261,939	204,880	263,270	—
Contingently convertible debt, related party (including current portion)	US$	12,311	12,197	12,253	12,000	12,000	12,000
	JPY	1,261,138	1,249,460	1,255,197	1,229,280	1,229,280	1,229,280
Convertible preferred stock	US$	28,209	28,209	28,209	28,209	28,209	28,209
	JPY	2,889,729	2,889,729	2,889,729	2,889,729	2,889,729	2,889,729
Accumulated deficit	US$	(33,998)	(27,206)	(18,203)	(11,937)	(7,759)	(2,648)
	JPY	(3,482,755)	(2,786,982)	(1,864,715)	(1,222,826)	(794,831)	(271,261)
Total shareholders’ equity	US$	(3,977)	4,209	14,101	20,840	25,607	31,840
	JPY	(407,403)	431,169	1,444,506	2,134,849	2,623,181	3,261,689
Number of employees		23	29	51	76	79	86

							(USD (JPY))

Cash flow data:		2008	2009	2010	2011	2012	Nine Months Ended September 30,
							2012	2013
(in thousands)		Unaudited	Unaudited	Unaudited			Unaudited
Net cash provided by (used in) operating activities	US$	(5,441)	7,500	5,905	437	11,246	9,984	1,018
	JPY	(557,376)	768,300	604,908	44,766	1,152,040	1,022,760	104,283
Net cash provided by (used in) investing activities	US$	10,710	(3,649)	(4,012)	(4,093)	(3,743)	(5,568)	(10,912)
	JPY	1,097,132	(373,803)	(410,989)	(419,286)	(383,432)	(570,385)	(1,117,825)
Net cash provided by (used in) financing activities	US$	(87)	(5)	45	(581)	(624)	(409)	(2,173)
	JPY	(8,912)	(512)	4,609	(59,517)	(63,922)	(41,897)	(222,602)
Cash and cash equivalents	US$	8,213	12,059	13,997	9,760	16,639	13,767	4,572
	JPY	841,339	1,235,323	1,433,852	999,814	1,704,499	1,410,291	468,355

Note (1) The financial data for 2011 and 2012 are derived from our audited financial statements for the corresponding fiscal period which are included in the Form S-1 filed with U.S. SEC and “VI Financial Conditions” of this document. Those financial statements are audited by Ernst & Young LLP.

Note (2) The financial data for the Nine months ended September 30, 2012 and 2013 and as at September 30, 2013 are derived from our unaudited financial statements.

Note (3) The financial information for 2008, 2009 and 2010 are unaudited.

Note (4) This amount is obtainable by giving effect to the conversion of all currently outstanding shares of our preferred shares and convertible promissory notes into shares of our common stock which are otherwise effective upon the closing of this Offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For further information concerning the calculation of per share information, on a diluted basis please refer to note 1 and 2 of our notes to financial statements.

2.	History of the Company

April  25th 2002 – Acugen Neuropeutics Inc. was established in Seattle, Washington USA, under the laws of State of Washington to develop methods of the treatment for degenerative eye diseases and pharmaceutical compound screening system.

March 2003 – Changed trade name to Acucela Inc.

July 2003 – Entered into an exclusive license agreement with the University of Washington and started the Ocuscreen business (testing or screening service for drug candidate).

June 2005 – Entered into an exclusive license agreement with the University of Washington for 11-cis-retinylamine for the treatment of retinal degenerative diseases.

October 2005 – Initiated VCMs assay development

March 2006 – All departments including the headquarters and lab were moved to Bothell, Washington, USA

April 2006 – Initiated development of ACU-4429 medicinal chemistry for Emixustat (the lead VCM-based product candidate currently in development for the treatment of AMD)

August 2006 – Open Tokyo Office in Shinagawa ward Tokyo

January 2007 – Initiated a clinical trial of vitamin A derivative-based compound transferred from University of Washington

July 2007 – Started pre-clinical trials for the ACU-4429 Compound for IND

April 2008 – The IND for ACU-4429 was filed with the US Food and Drug Administration (FDA).

May 2008 – Initiated the ACU-4429 Phase 1a trial.

September 2008 – Entered into two agreements with Otsuka Pharmaceutical Co., Ltd. which included a co-development and commercialization agreement for our lead compound (ACU-4429) for the treatment of dry AMD and on the same day we entered into a co-development agreement for Otsuka’s compound (rebamipide) for the treatment of dry eye.

June 2009 – End of Phase 1a for ACU-4429

July 2009 – Initiated Phase 1b for ACU-4429

December 2009 – Initiated rebamipide Phase 2 trial in patients with dry eye (RED-203)

January 2010 – Initiated ACU-4429 Phase 2a trial Envision Clarity in patients with dry AMD

February 2010 – Initiated rebamipide Phase 2 trial in patients with dry eye (RED-204)

March 2010 – ACU-4429 was granted Fast Track Designation by the FDA.

June 2010 – exclusive license agreement with the University of Washington for 11-cis-retinylamine was ended

August 2010 – End of Phase 1b for ACU4429

September 2010 – exclusive license agreement with the University of Washington for the Ocuscreen business was ended

September 2010 – The headquarters included the administrative and clinical development departments were relocated to Seattle, WA

September 2010 – Entered into a co-development agreement with Otsuka Pharmaceutical Co., Ltd. for Otsuka’s compound (OPA-6566) for the treatment of glaucoma.

October 2010 – End of rebamipide Phase 2 trial in patients with dry eye (RED-203)

February 2011 – End of rebamipide Phase 2 trial in patients with dry eye (RED-204)

June 2011 – The IND was filed for OPA-6566 with the FDA

August 2011 – Initiated OPA-6566 Phase 1/2 trial in patients with glaucoma

May 2012 – Acquired patent estate regarding fenretinide from ReVision Therapeutics, Inc.

June 2012 – Received USAN name EMIXUSTAT for ACU-4429

June 2012 – Received USAN name EMIXUSTAT HYDROCHLORIDE for ACU-4429

July 2012 – Initiated rebamipide Phase 3 trial in patient with dry eye syndrome.

January 2013 – End of Phase 1/2 trial in patients with glaucoma for OPA -6566

February 2013 – Initiation of Phase 2b/3 Clinical Trial of Emixustat Hydrochloride in patients with Geographic Atrophy associated with Dry Age-Related Macular Degenaration (AMD)

August 2013 – Reached 50% enrollment in the Emixustat Hydrochloride Phase 2b/3 Clinical trial

August 2013 – End of rebamipide Phase 3 trial in patient with dry eye syndrome

September 2013 – Tokyo Office relocated to Shibuya ward Tokyo

September 2013 – Co-development agreement with Otsuka for rebamipide was terminated

3.	Nature of Business

* * *

4.	State of the Related Companies

Not Applicable.

5.	Employee

* * *

III.	STATE OF BUSINESS

1.	Outline of Results of Business, etc.

* * *

2.	Conditions of Production, Order and Sale

* * *

3.	Issues to be Coped with

* * *

4.	Risk Factors relating to Business

Forward-looking statements mentioned in any of the following risk factors are based on the judgment as of the date of filing of this report.

* * *

5.	Material Contracts Relating to Business

* * *

6.	Research and Development

Please see “II. Outline of the Company – 3. Nature of Business.”

* * *

7.	Analysis of Financial Condition, Results of Operations and Statement of Cash Flows

Forward-looking statements mentioned in the following paragraphs are based on the judgement by the Company as of the date of this document.

(1)	Critical Accounting Policies and Estimates

* * *

(2)	Analysis of Financial Position

Assets

Current Assets

Current assets as of December 31, 2012 totalled $39.6 million, representing an increase of $7.2 million, or 22.3%, over December 31, 2011. This change was primarily the result of increased cash, cash equivalents, and short-term investments of $9.5 million, resulting from increased revenue, including the receipt of a $5.0 million milestone payment and collections on accounts receivable.

Current assets as of September 30, 2013 totalled $42.2 million, representing an increase of $1.3 million, or 3.2%, over September 30, 2012. This change was primarily the result of increased accounts receivable of $2.6 million, resulting from increased revenue, partially offset by decreased cash, cash equivalents, and short-term investments.

Non-current Assets

Non-current assets as of December 31, 2012 totalled $7.5 million, representing a decrease of $1.7 million, or 18.4%, from December 31, 2011. This change was primarily the result of a $2.7 million decrease in long-term deferred tax assets, as a result of the Company using its net operating losses to offset taxable income.

Non-current assets as of September 30, 2013 totalled $10.3 million, representing an increase of $2.3 million, or 28.2%, from September 30, 2012. This change was primarily the result of a $3.1 million increase in deferred offering costs and a $1.7 million increase in restricted long-term investments, partially offset by a decrease in long-term deferred tax assets, as a result of the Company using its net operating losses to offset taxable income.

Liabilities

Current Liabilities

Current liabilities as of December 31, 2012 totalled $13.6 million, representing a decrease of $3.3 million, or 19.6%, over December 31, 2011. This change was primarily the result of a $4.3 million decrease in the current maturity of contingently convertible debt, related party as a result of the extension of the maturity of the note to February 28, 2014.

Current liabilities as of September 30, 2013 totalled 20.5 million, consistent with September 30, 2012. The recognition of $3.2 million of deferred revenue was offset by an increase in accrued liabilities.

Long-term Liabilities

Long-term liabilities as of December 31, 2012 totalled $7.8 million, representing an increase of $4.1 million, or 107.8%, over December 31, 2011. This change was primarily the result of a 4.3 million increase in long-term contingently convertible debt, related party as discussed above.

Long-term liabilities as of September 30, 2013 totalled $0.1 million, representing a decrease of $2.2 million, or 94.5%, over September 30, 2012. This change was primarily the recognition of $2.0 million of deferred revenue.

Stockholders’ Equity

Stockholders’ equity as of December 31, 2012 totalled $25.6 million, representing an increase of $4.8 million, or 22.9%, over December 31, 2011. This change was primarily the result of a $4.2 million decrease in accumulated deficit, as a result of the Company’s earnings during the period.

Stockholders’ equity as of September 30, 2013 totalled $31.8 million, representing an increase of $6.5 million, or 25.7%, over September 30, 2012. This change was primarily the result of a $5.0 million decrease in accumulated deficit, as a result of the Company’s earnings during the period.

(3)	Analysis of Cash Flow

* * *

(4)	Analysis of Results of Operation

* * *

(5)	Factors which may have material impacts on the business results of the Company

* * *

(6)	Management’s Awareness of Issues and Future Guidelines

* * *

For more detail, please see “II—3. Nature of Business—Strategy”.

IV.	CONDITIONS OF FACILITIES

1.	Outline of Capital Expenditure, etc.

During 2010, we purchased approximately $630 thousand of leasehold improvements, primarily related to moving in to our Seattle office. There were no such individually material capital purchases during the years ended December 31, 2011 and 2012. Total capital purchase was $166 thousand and $326 thousand for the years ended December 31, 2011 and 2012, respectively.

2.	Conditions of Principal Facilities

* * *

3.	Plans for Installation or Removal of Facilities, etc.

The company does not have such plan.

V.	CONDITIONS OF THE COMPANY

1.	Information Concerning Shares, etc.

(1)	Total Number of Shares, etc.

1.	Number of Shares

As of the date of filing
Number of Shares Authorized to be Issued		Number of Shares Outstanding		Number of Shares Authorized but Not Issued
Common	60,000,000	11,971,728 (26,421,959	)(1)	48,028,272 (33,578,041	(2) )
Preferred	52,452,514	32,441,604		20,010,910

(1)	The numbers assuming the automatic conversion of all outstanding shares of our convertible preferred shares into 10,813,867 shares of our common stock and the automatic conversion of our convertible promissory notes into Series C Convertible Preferred Shares which then converted into 3,636,364 shares of common stock. All the conversions will be effectuated upon the closing of this Offering.
(2)	Number of Shares Authorized but Not Issued in the tables above includes shares of our common stock issuable upon the conversion of any preferred shares or convertible promissory notes or exercise of stock options. Currently, rollover from 2012 Plan plus 300,000 shares of our common stock reserved for issuance under our 2013 Equity Incentive Plan, which contains provisions that will automatically increase its share reserve each year.
(3)	All shareholders agree that without the prior written consent of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., until 90 days (180 days for the shareholders who are our directors/executive officers) after and including the listing date of the Shares on the Mothers market of the Tokyo Stock Exchange (the “lock-up period”), the Shareholder shall not make or cause any of the following:

d)	sale or transfer of any Shares which, prior to the lock-up period, the Shareholder owns either of record or beneficially, and of which the Shareholder has the power to control the disposition;
e)	(i) sale or transfer of any securities that may be converted into or exchanged for any such Shares; (ii) sale or transfer of any securities representing any right to acquire any such Shares; or (iii) execution of swap or other agreements to transfer all or any part of the financial gain arising from the ownership of any Shares or all or any part of Shares, to a third party, whether directly or indirectly;
f)	publication or announcement of intent or agreement to do any of the above.

In addition, to ensure compliance with the U.S. Securities Act of 1933 (the “U.S. Securities Act”) the Shareholder further agrees that the Shareholder shall make or cause any of the above transactions after the lock-up period only pursuant to a registration statement filed pursuant to the U.S. Securities Act or in compliance with Rule 144 under the U.S. Securities Act.

The Company agrees not to, (a) issue, sell or transfer the shares of the Company, (b) issue, sell or transfer any securities convertible into or exchangeable for, or that represent the right to receive, the shares of the Company or enter into any swap transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any of the economic consequences thereof) of shares of the Company to the third party, and (c) make any public notice or announcement that the Company intends to, or has agreed to implement any transaction described in (a) or (b) above, for a period of 180 days after (and including) the listing of the shares of the Company on the Mothers Market of the Tokyo Stock Exchange, without the prior written consent of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. other than the issue and sale of the shares of the Company upon this offering, the issue of shares of the Company by exercise of the outstanding options or by exchange of the outstanding exchangeable securities, or grant of shares of the Company or options to the officers or employees of the Company pursuant to the existing Company’s employee benefit plan.

2.	Issued Shares

As of the date of filing
Registered/Bearer and Par Value/ Non-par Value	Class of Shares	Number of Issued Shares	Name of Financial Instruments on which Shares are listed or Registered Financial Instruments Dealers Association	Remarks
Registered and Non-par Value	Common Shares(2)	11,971,728	N/A
Registered and Non-par Value	Series A Convertible Preferred Shares(1)	2,734,334	N/A	Convertible to the common shares at the ratio of 3:1
Registered and Non-par Value	Series B Convertible Preferred Shares(1)	17,899,998	N/A	Convertible to the common shares at the ratio of 3:1
Registered and Non-par Value	Series C Convertible Preferred Shares(1) (3)	11,807,272	N/A	Excludes convertible promissory notes. Convertible to the common shares at the ratio of 3:1

(1)	Series A, B and C Convertible Preferred Shares will automatically be converted to common shares at the completion of this Offering.
(2)	The number of common shares in the tables above excludes shares of our common stock issuable upon the conversion of any preferred shares or convertible promissory notes or exercise of stock options. Currently, rollover from 2012 Plan plus 300,000 shares of our common stock are reserved for issuance under our Equity Incentive Plan, which contains provisions that will automatically increase its share reserve each year. As of the date of filing this document, 696,876 shares of common stock are issuable upon exercise of the outstanding exercisable stock options with a weighted average exercise price of $7.21.

(3)	The number of Series C Convertible Preferred Shares in the table excludes those issuable upon the exercise of the convertible promissory notes listed below.

Holder	Principal	Current Interest Rate	Maturity Date	Interest Paid in Since January 2012	Amount Outstanding as of the date of filing
SBI Bio Life Science Investment LPS.	$5,500,000	0.94%	February 28 2014	$358,329	$5,564,281
SBI Broadband Fund No.1 Limited Partnership	$2,015,010	0.84%	August 31, 2014	$19,143	$2,031,922
SBI BB Mobile Investment Limited Partnerships	$624,840	0.84%	August 31, 2014	$5,936	$630,081
SBI Phoenix No.1 Investment Limited Partnerships	$610,150	0.84%	August 31, 2014	$5,796	$615,273
SBI BB Media Investment Limited Partnership	$3,250,000	0.84%	June 30, 2014	$30,875	$3,277,267
Total	12,000,000				12,118,824

Series C Preferred Shares issuable upon conversion of all these convertible promissory notes upon the completion of an offering will be simultaneously convertible into 3,636,364 shares of our common stock.

(2)	Total Number of Issued Shares and Change in Capital

As of the date of filing
Date	No. of Shares Issued and Outstanding		Capital (USD (JPY))		Note
	Increase/ Decrease	Outstanding	Increase/ Decrease	Outstanding
2/4/08	100	43,871,899	145.00	30,219,538	Stock Option Exercise
			(14,853)	(3,095,689,472)
9/28/08	292	43,872,191	423.40	30,219,962	Stock Option Exercise
			(43,373)	(3,095,732,907)
3/12/09	4,200	43,876,391	6,090.00	30,226,052	Stock Option Exercise
			(623,859)	(3,096,356,766)
3/31/09	3,225	43,879,616	1,999.50	30,228,051	Stock Option Exercise
			(204,828)	(3,096,561,544)
4/21/09	50,000	43,929,616	6,000.00	30,234,051	Stock Option Exercise
			(614,640)	(3,097,176,184)
4/21/09	50,000	43,979.616	31,000.00	30,265,051	Stock Option Exercise
			(3,175,640)	(3,100,351,824)
6/11/09	10,000	43,989,616	6,200.00	30,271,251	Stock Option Exercise
			(635,128)	(3,100,986,952)
6/25/09	5,000	43,994,616	2,500.00	30,273,751	Stock Option Exercise
			(256,100)	(3,101,243,052)
8/27/09	136,100	44,130,716	439,603.00	30,713,354	Employment Agreement with Ryo Kubota
			(45,032,931)	(3,146,275,983)
10/6/09	16,775	44,147,491	10,400.50	30,723,755	Stock Option Exercise
			(1,065,427)	(3,147,341,462)
10/9/09	2,000	44,149,491	1,000.00	30,724,755	Stock Option Exercise
			(102,440)	(3,147,443,902)
10/29/09	100	44,149,591	145.00	30,724,900	Stock Option Exercise
			(14,853)	(3,147,458,756)
3/30/10	10,000	44,159,591	6,200.00	30,731,100	Stock Option Exercise
			(635,128)	(3,148,093,884)
3/31/10	50,000	44,209,591	31,000.00	30,762,100	Stock Option Exercise
			(3,175,640)	(3,151,269,524)
5/19/10	10,000	44,219,591	1,200.00	30,763,300	Stock Option Exercise
			(122,928)	(3,151,392,452)
5/19/10	10,000	44,229,591	6,200.00	30,769,500	Stock Option Exercise
			(635,128)	(3,152,027,580)
5/28/10	106,000	44,335,591	550,140.00	31,319,640	Employment Agreement with Ryo Kubota
			(56,356,341)	(3,208,383,921)
3/31/11	3,000	44,338,591	4,350.00	31,323,990	Stock Option Exercise
			(445,614)	(3,208,829,535)
11/18/11	2,278	44,340,869	18,770.72	31,342,760	Employment Agreement with Ryo Kubota
			(1,922,872)	(3,210,752,334)
2/29/12	188	44,341,057	975.72	31,343,736	Stock Option Exercise
			(99,952)	(3,210,852,315)
5/25/12	196	44,341,253	1,822.80	31,345,559	Employment Agreement with Ryo Kubota
			(186,727)	(3,211,039,063)
9/22/12	100	44,341,353	323.00	31,345,882	Stock Option Exercise
			(33,088)	(3,211,072,152)
11/9/12	5,000	44,346,353	600.00	31,346,482	Stock Option Exercise
			(61,464)	(3,211,133,616)
11/15/2012	104	44,346,457	1,074.32	31,347,556	Employment Agreement with Ryo Kubota
			(110,053)	(3,211,243,636)
12/31/2012	5,204	44,351,661	53,757.32	31,401,314	Employment Agreement with Ryo Kubota
			(5,506,899)	(3,216,750,606)
1/11/2013	20,000	44,371,661	2,400.00	31,403,714	Stock Option Exercise
			(245,856)	(3,216,996,462)
2/15/2013	20,816	44,392,477	215,029.28	31,618,743	Employment Agreement with Ryo Kubota
			(22,027,599)	(3,239,024,032)
4/9/2013	10,000	44,402,477	1,200	31,619,943	Stock Option Exercise
			(122,928)	(3,239,146,960)
5/1/2013	219	44,402,696	1,804.56	31,621,748	Stock Option Exercise
			(184,859)	(3,239,331,865)
5/31/2013	10,636	44,413,332	241,330.84	31,863,079	Employment Agreement with Ryo Kubota
			(24,721,931)	(3,264,053,812)

Total number of the shares issued for the period from January 1, 2008 through the date of filing of this document was 541,533. Total amount of capital as of the date of filing of this document is $31,863,000.

No changes in total shares and total amounts of preferred stocks since January 1, 2008

(3)	Type of Shareholders

As of the date of filing
	Attribution of Shareholders(1)
	Venture Capital	Officers and Directors(2)	Other Bodies Corporate	Individuals and others	Total
Number of Shareholders	20	1	10	26	57
Number of Shares Held	9,297,372	11,620,654	4,849,828	654,105	26,421,959
Percentage of Shareholding	35.2%	44.0%	18.4%	2.5%	100%

(1)	Based on the numbers assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 10,813,867 shares of our common stock and the automatic conversion of our convertible promissory notes into Series C Preferred Shares which then converted into 3,636,364 shares of common stock. All the conversions will be effectuated upon the closing of offering.
(2)	Any number in this category excludes the officers and directors holding stock options and shares issuable upon the exercise of such options.

(4)	Major Shareholders

The following table sets forth information with respect to the ownership of our common stock as at the date of filing assuming all outstanding preferred shares and convertible promissory notes, which will be otherwise automatically converted upon the closing of this Offering, would have been converted into common shares as of the date of filing.

The number of shares and applicable percentage ownership is based on 26,421,959 shares of common stock which consist of 11,971,728 shares outstanding as of the date of filing, 10,813,867 shares issuable upon conversion of all the outstanding preferred shares and 3,636,364 shares issuable upon conversion of all the outstanding convertible promissory notes. Shares issuable upon the exercise of any stock options outstanding are not deemed to be outstanding and not deemed to be owned by the person holding the option in the following table.

Name	Address	Number of Shares Owned	Ownership Ratio
Ryo Kubota	1301 Second Avenue, Suite 1900, Seattle, Washington 98101	11,620,654	44.0%
Otsuka Pharmaceutical Co., Ltd.	2-9 Kanda-Tsukasamachi, Chiyoda-ku Tokyo 101-8535, Japan	1,888,011	7.1%
SBI Bio Life Science Investment LPS	Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, JAPAN	1,871,250	7.1%
Biovison Life Science Fund 1	Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, JAPAN	1,777,778	6.7%
Otsuka Pharmaceutical Factory, Inc.	115 Kuguhara, Tateiwa, Muya-cho, Naruto, Tokushima 772-8601, Japan	1,515,152	5.7%
SBI BB Media Investment Limited Partnership	Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, JAPAN	1,257,252	4.8%
Softbank Internet Fund	Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, JAPAN	1,111,111	4.2%
SBI Broadband Fund No. 1 Limited Partnership	Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, JAPAN	779,502	3.0%
SBI Incubation Co., Ltd.	Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, JAPAN	374,817	1.4%
Japan New Technology Fund 2 Partnership	#720 2-15-19 Kamiosaki, Shinagawa-ku, Tokyo 141-0021 Japan	272,727	1.0%
Brain Staff Consultants Inc.–	1-10-15 Shimanouchi Cyuo-ku, Osaka, 542-0082 JAPAN	266,667	1.0%

Total		22,734,921	86.0%

(1)	The aggregate ownership ratio of SBI group is 29.3% if shares owned or controlled by the SBI group companies and investment funds managed by SBI group companies are taken into the account

2.	Dividend Policy

* * *

3.	Trends in Share Prices

Not applicable.

4.	Directors and Officers

* * *

Remuneration of Officers

Please refer to “V-5 - (1) Corporate Governance - Director Compensation”.

5.	Corporate Governance

(1)	Corporate Governance

* * *

(2)	Details of Auditor’s remunerations, etc.

1.	Details of remunerations for Auditors, etc.

(USD (JPY))
	previous financial year (2011)		current financial year (2012)
	Amount of remuneration for audit services	Amount of remuneration for non-audit services	Amount of remuneration for audit services	Amount of remuneration for non-audit services
The Company	$133,724 (JPY 13,698,686)	$18,320 (JPY 1,876,700)	$347,955 (JPY 35,644,510)	$26,269 (JPY 2,690,996)
Consolidated subsidiaries of the Company	N/A	N/A	N/A	N/A
Total	$133,724 (JPY 13,698,686)	$18,320 (JPY 1,876,700)	$347,955 (JPY 35,644,510)	$26,269 (JPY 2,690,996)

2.	Details of other material remunerations

No remunerations for auditors other than those noted above.

3.	Details of non-audit services provided by the Auditors etc.

The auditors also provided tax-related services related to federal income tax returns which is included in the column “Amount of remuneration for no-audit services”.

Remuneration for SOX audit work is included in “Amount of remuneration for audit services”.

4.	Basic Policy of determining the Auditor’s remuneration

Auditor remuneration is approved by the Audit Committee of the Board of Directors.

VI.	FINANCIAL CONDITIONS

The financial statements of Acucela Inc. (the “Company”) included herein for the years ended December 31, 2011 and 2012 and for each of the years then ended are the financial statements which are included in the Form S-1 filed with U.S. SEC, and which are prepared in conformity with the accounting principles generally accepted in the United States. After the Form S-1 is received and disclosed in the United States, the provision of Article 129, paragraph 1 of “Regulations Concerning the Terminology, Format and Preparation methods of Financial Statements, etc.” (MOF Ordinance No. 59 of 1963, herein after referred to as “Regulations of Financial Statements, etc.”) are applied to such financial statements.

The financial statements of the Company were audited by Ernst & Young LLP, its independent auditor.

The financial statements of the Company were not audited under the Article 193-2 of Financial Instruments and Exchange Law in accordance with the Article 35 of “Enforcement Ordinance of Financial Instruments and Exchange Law” (Government Ordinance No. 321 of 1965) and Article 1-3 of “Cabinet Office Ordinance Concerning the Auditor’s Certificate on Financial Statements, etc” (MOF Ordinance No. 12 of 1957).

The financial statements of the Company for the nine months ended September 30, 2012 and 2013 and as of September 30, 2013 are unaudited. The unaudited nine month financial information has been prepared on the same basis as the annual financial information and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of September 30, 2013 and the results of operations and cash flows for the nine months ended September 30, 2012 and 2013. Nine month results are not necessarily indicative of results to be expected for the full year. The provision of Article 85, paragraph 1 of “Regulations Concerning the Terminology, Format and Preparation methods of Quarterly Financial Statements, etc.” (Cabinet Office Ordinance No. 63 of 2007 are applied to such quarterly financial statements.

The English version of the financial statements included herein were identical to the one filed with the U.S. SEC and the Japanese version is a translation of the English version.

The original financial statements set forth herein are expressed in U.S. dollar. Pursuant to the provisions of Article 132 of the “Regulations for Financial Statements, Etc.”, the amounts expressed in “Japanese yen” were converted at the rate of 1 USD = 102.44 yen, which were the standard exchange rates announced by the TTM rates quoted by Bank of Tokyo-Mitsubishi UFJ, Ltd. on December 2, 2013. The translation has been made solely for the convenience of readers. Therefore, this translation should not be construed as a representation that such amounts have been or could have been converted into Japanese yen at that rate.

Matters concerning the major points of variance between the corporate accounting standards, accounting treatment and methods of expression generally accepted fair and appropriate in Japan have been explained in “4. Difference in Accounting Principles and Practices in the United States and Japan”

The amounts translated into Japanese yen and the statements concerning “4. Difference in Accounting Principles and Practices in the United States and Japan” are neither included in our original financial statements nor a subject to audit by our auditor, Ernst & Young LLP.

* * *

2.	Description of Major Assets and Liabilities

Please see the notes to the financial statements in VI. - 1.

3.	Other Matters

(1)	Subsequent event

Please see the notes to the financial statements in VI. - 1.

Other than those stated in the above, we are not aware of any subsequent events.

(2)	Litigation

* * *

4.	Difference in Accounting Principles and Practices in the United States and Japan

The financial statements of Acucela Inc. presented in this report conform with generally accepted account principles in the United States (“US GAAP”). Such principles vary from the accounting principles generally accepted in Japan (“Japanese GAAP”). Significant differences between Japanese GAAP and US GAAP are summarized below. These differences are not necessarily the only differences and other differences may exist:

US GAAP	Japanese GAAP

Revenue Recognition

In the United States, in accordance with the authoritative accounting guideline (which summarizes the views of certain of the staff of the Securities and Exchange Commission (the “SEC”)) publicized and amended by the SEC, revenue shall be recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery of products has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. In addition, another authoritative accounting guideline on revenue recognition has been added to arrangements in which multiple products or services are provided; the amendment has been applicable to the Company prospectively, as from November 1, 2010.

In the United States, in October 2009, the Financial Accounting Standards Board (the “FASB”) amended the guideline on revenue recognition with regard to multi-element arrangements. The guideline has eliminated the residual method of allocation with regard to revenue recognition and requires that if neither vendor-specific objective evidence (VSOE) nor third-party evidence (TPE) is available, management’s best estimate of the selling price of each element in the relevant arrangement be used.

Furthermore, in April 2010, the FASB publicized guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions; the guidance was early adopted by the Company as of December 31, 2009.

Revenue Recognition

In Japan, the authoritative guidance states that revenues are recognized upon sale of goods or provision of services in accordance with the principle of realization. The authoritative guidance in Japan is not as prescriptive as US GAAP.

Marketable Securities

At each reporting period, the Company determines whether a decline in the value of marketable securities and investments is temporary, based on the criteria that include the duration and extent of the market decline, the financial position and business outlook of the issuer and the intent and ability of the Company to retain the marketable securities and investments for a sufficient period of time for anticipated recovery in fair value. If a

Marketable Securities

For securities where there is a market price or rationally calculable value, the fair value after the significant drop should be used as the new book value, unless the fair value is expected to recover. The valuation differences are treated as loss for the accounting period.

decline in the value of marketable securities and investments is determined to be other than temporary, the difference between the book value and the fair value shall be recorded as an impairment charge in the statement of income.

Compensated Absences Under Accounting Standards Codification (“ASC”) 710-10-25, a liability for compensation for future absences is recorded if certain criteria are met.	Compensated Absences There is no requirement to record accruals for compensated absences under Japanese GAAP.

Stock Option

In the United States, stock-based compensation, including stock options, shall be accounted for in accordance with the guidance of ASC Topic 718, Compensation—Stock Compensation. The guidance, which requires the recognition of cost of all stock-based payment transactions on the financial statements, requires entities to determine fair value as a measuring object and apply a measurement method based on fair value in accounting for stock-based payment transactions.

Stock-based compensation classified as equity shall be accounted for with adjustment made to paid-in surplus and shall not be stated separately on the balance sheet.

Stock Option

In Japan, in accordance with the Accounting Standards Board of Japan (ASBJ) Accounting Standard—ASBJ Statement No. 8, Accounting Standard for Stock-based Payment, with regard to stock options granted on or after May 1, 2006, such compensation costs shall be recognized based on fair appraisal value thereof as of the grant date for the period from the grant date of the stock options to the date on which the stock options become exercisable, and the corresponding amount shall be recorded as a separate item in the “net assets section” of the balance sheet. With regard to stock options granted prior to May 1, 2006, no specified accounting standard exist and generally, no compensation cost is recognized. The stock acquisition right account would be reversed when the options are expired unused and reversal gain is recognized in earnings.

Research and Development

In the United States, in accordance with ASC 730 (previously, EITF 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities), nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities shall be deferred, and shall be amortized for the period during which goods or services are used or rendered, based on the evaluation of their recoverability.

Research and Development In Japan, no such accounting treatment is required.

Fair Value

In the United States, ASC Topic 820, Fair Value Measurements and Disclosures defines fair value, provides a framework for fair value measurements and expands disclosures about fair value measurements. With regard to the definition of fair value, while the guidance under Topic 820 still uses the concept of a price for exchange, it expressly provides that the price is a price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between

Fair Value

In Japan, there is no comprehensive accounting standard for fair value measurements. In the respective accounting standards for financial instruments and nonfinancial assets and liabilities, fair value is defined as a value based on a market price or if no market price is available, a reasonably assessed value.

market participants on the measurement date. ASC Topic 820 emphasizes that fair value is a market-based value and is not an entity-specific value. It also establishes a multi-level hierarchy of fair values as a framework for fair value measurements and requires expanded disclosures of assets and liabilities measured at fair value.

Subsequent Event Disclosure

The scope is events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with GAAP and all approvals necessary for issuance have been obtained.

Subsequent Event Disclosure

“Audit Treatment for Subsequent Events” defines subsequent events, which are within the scope of the financial statements audit, as events which occur after the balance sheet date and before the reporting date. Because it includes the definition, scope and treatment of subsequent events, it is used as a practical guide for accounting. In addition, it sets the rules for the events which occur after the reporting date and before the submission date of the annual security report.

VII.	CHANGES IN FOREIGN EXCHANGE RATES

This information is omitted as exchange rates between U.S. dollar and Japanese Yen have been published at least two daily newspapers reporting general affairs in Japan for recent five years and recent 6 months.

VIII.	SUMMARY OF SHAREHANDLING, ETC., IN JAPAN

Set forth below is the summary of the sharehandling, the method of exercise of rights and related matters, with respect to the Shares.

1.	Sharehandling of the Shares in Japan

The General Contractual Conditions of General Securities Transactions or the General Contractual Conditions of Foreign Securities Transactions Account (the “Securities Transactions Account Rule”) between a person acquiring the Shares (in this sub-section 1., a “Beneficial Shareholder”) and a securities company acting as broker for the acquisition of the Shares (the “Broker”) will provide for the opening of a foreign securities transactions account in the name of the Beneficial Shareholder (the “Transactions Account”). All matters relating to the trading, settlement of sale and purchase prices, custody of securities and other transactions in respect of the Shares shall be processed through the Transactions Account. Sharehandling concerning the Shares shall be conducted by Mitsubishi UFJ Trust and Banking Corporation (the “Shareholder Services Agent”) entrusted therewith pursuant to the Business Regulations Relating to the Depository and Book-Entry Transfers of Foreign Stock Certificates, Etc. stipulated by Japan Securities Depository Center, Inc. (“JASDEC”).

The following is a summary of the procedures for handling the Shares which are taken in accordance with the Securities Transactions Account Rule:

(1)	Custody of Shares

The Shares listed on Tokyo Stock Exchange, Inc. (“TSE”) shall be deposited with a depository trust company of the United States, in the name of JASDEC on behalf of the Broker under the Custody and Book-Entry Transfer System for Foreign Stocks, and will be held in safekeeping by a depository trust company of the United States. The Shares listed on TSE shall be registered in the register of shareholders of the Issuer in the name of JASDEC or any agent acting on its behalf.

(2)	Procedure for Transfer of Shares

By producing the receipt issued by the Broker, the Beneficial Shareholder may place an order to change the custody of, or an order to sell, his holding. To settle transactions of the Shares on TSE, the Shares will be transferred between the accounts opened with JASDEC by the Brokers, which are TSE trading participants, and then transferred to the foreign securities transaction account of each client through the Brokers.

(3)	Notices to Beneficial Shareholders

All notices and communications to be given or made by the Issuer with regard to the rights or interests of the Beneficial Shareholders shall be sent by the Shareholder Services Agent to the Beneficial Shareholders at their addresses previously notified by them.

(4)	Procedures Relating to Voting by Beneficial Shareholders

Notice of the general meeting of shareholders shall be sent to each Beneficial Shareholder by the Shareholder Services Agent as set forth in paragraph (3) above. The right to vote will, as a general rule, be exercised by a depository trust company of the United States through JASDEC in accordance with instructions given to the Shareholder Services Agent by the Beneficial Shareholder. In the absence of any instructions from the Beneficial Shareholder in such form no later than such date and hour as specified by JASDEC, JASDEC and a depository trust company of the United States shall not exercise the voting right.

(5)	Procedures for Payment of Cash Dividends

Cash dividends on the Shares, which shall first be paid by the Issuer to a depository trust company of the United States and then received in a lump sum from a depository trust company of the United States by a bank handling the payment of cash dividends specified by the Issuer and entrusted therewith by JASDEC, shall be paid by bank transfer to Beneficial Shareholders based on the Schedule of Beneficial Shareholders prepared by the Shareholder Services Agent, in principle.

(6)	Procedures for Payment of Stock Dividends

Any shares allocated by way of stock dividend, stock split, free issue, etc. shall be credited to the Foreign Securities Transactions Account held by each Beneficial Shareholder with each Broker through JASDEC. Fractions of a share shall be sold and the proceeds thereof will be paid to each Beneficial Shareholder by the Shareholder Services Agent, in principle. Expenses, if any, related to the above procedures shall be borne by the Beneficial Shareholders.

(7)	Pre-emptive Rights

If pre-emptive rights or other rights are granted in respect of the Shares and the Beneficial Shareholder, upon giving notice of a desire to subscribe for new shares to the Broker, makes payment therefor no later than a specified date and hour, JASCEC shall exercise the rights on behalf of the Beneficial Shareholder to subscribe for new shares and credit the shares to the account of the Beneficial Shareholder.

2.	Method of Exercise of Rights of Beneficial Shareholders in Japan

(1)	Transfer Agent and Place for Handling Transfers of Ownership

The Issuer has neither a transfer agent nor a place for handling transfers of share ownership in Japan with respect to Shares. Each Broker shall maintain a schedule of all Beneficial Shareholders who have a Transactions Account with such Broker (a “Schedule of Beneficial Shareholders”), which will include the name of each Beneficial Shareholder and the number of Shares held on behalf of each of them.

(2)	Record Date of Schedules of Beneficial Shareholders

The Issuer may fix a record date for the exercise of the voting rights, payment of dividends or entitlement to pre-emptive rights. The record date of Schedule of Beneficial Shareholders for the determination of the Beneficial Shareholders who are eligible to make voting instructions and the Beneficial Shareholders who are entitled to receive such dividends or pre-emptive rights will usually be the same calendar day as such record date.

(3)	Close of Fiscal Period

The business year of the Issuer ends on December 31 of each year.

(4)	Public Notices

With regard to the Shares, no public notice is given in Japan except as provided for in the rules of TSE or other laws or ordinances.

(5)	Charges Relating to Handling of the Shares

At the time of opening a Transactions Account, the relevant Beneficial Shareholder shall be required to pay a charge for maintaining such Transactions Account and out-of-pocket expenses (if any), as prescribed by the Broker.

(6)	Issuance of Share Certificates

No share certificate shall be issued in respect of the Shares.

(7)	Taxation in Japan

(a)	Dividends

(i) Dividends paid to Beneficial Shareholders will be treated as dividend income to individuals or taxable income to corporations. With respect to dividends for a listed stock, etc., the following tax rates are applied, except for the dividends for a listed stock received by certain majority individual shareholders which are subject to the 20.42% withholding tax1.

	Tax rates
	Japanese corporations	Japanese individuals
From January 1, 2013 to December 31, 2013	7.147%	7.147% plus local tax of 3%
From January 1, 2014 to December 31, 2037	15.315%	15.315% plus local tax of 5%
From January 1, 2038	15%	15% plus local tax of 5%

(ii) With respect to dividends for listed stock, etc. received by individuals who are Japanese residents except for certain majority shareholders, it is possible to elect to exclude the dividends from income subject to the aggregate assessment taxation by application of the system which does not require the filing of a final return (so-called “no-tax-filing treatment”), irrespective of the amount of the dividend. Please note, however, that if the individuals opt for the system described above, foreign tax credits for United States taxes to which the dividends of such individuals have been subjected may not be claimed as offsets to taxes payable in Japan. Regardless of the election of taxation methods for the dividends the withholding tax to be deducted by a person handling delivery of such dividends on the Company’s behalf in Japan shall be determined based upon the dividends net of the United States income taxes, if any, by applying the tax rates mentioned in subsection (i) of section (a) “Dividends” above.

(iii) With respect to dividends for listed stock, etc. received by individuals who are Japanese residents except for certain majority shareholders, it is possible to elect the separate taxation treatment or the aggregate taxation treatment if the individuals do not elect the no-tax-filing treatment. However, such an election should be for entire dividends for listed stock received in the same year. Please note, however, that if the individuals opt for the aggregate taxation treatment, the dividend income for listed stock, etc. cannot be offset using capital losses resulting from sale of a listed stock, etc.

(b)	Capital gains and losses resulting from sale of shares

(i) Capital gains and losses resulting from sale of the Shares will be subject to the same tax treatment as that for gains and losses resulting from sale of a listed stock, etc. of a domestic corporation.

(ii) With respect to the capital gains resulting from sale of a listed stock, etc. (other than that retained in specified accounts (“Tokutei Kouza”) with electing to be subject to withholding taxes, held by individual taxpayers), the income tax for Japanese individual taxpayers will be imposed separately from other incomes upon the filing of the final tax return, and the tax rate thereon will be as follows to the extent that such stocks are sold through securities companies, etc.;

Tax rates
From January 1, 2013 to December 31, 2013	7.147% plus local tax of 3%
From January 1, 2014 to December 31, 2037	15.315% plus local tax of 5%
From January 1, 2038	15% plus local tax of 5%

In the case where the Shares are sold upon electing to be subject to withholding taxes through specified accounts (“Tokutei Kouza”) established with the securities companies, the income tax will be withheld at the aforementioned tax rate at the time of such sale, and the filing of the final tax return will not be required (“no-tax-filing treatment”).

[1]	The tax rate of 20.42%, including 2.1% surtax, will be applicable for 25 years beginning on January 1, 2013. After 25 years, the tax rate of 20% will be applicable.

(c)	Tax exemption for Japanese resident individuals

Dividends and capital gains arising on small investments in listed stock, etc. from January 2014 to December 2023 (maximum JPY 5m) managed in special tax exempt accounts (i.e., Japanese individual savings accounts) may be tax exempt in Japan if certain requirements are met.

(d)	Inheritance Tax

(i) The Shares inherited by a resident of Japan will be subject to Japanese inheritance tax.

(ii) The Shares inherited by a resident of Japan may also be subject to inheritance tax of the United States, but with respect to any such tax levied in the United States, a foreign tax credit may be available under the Inheritance Tax Law of Japan.

With respect to the taxation in the United States, see “1. OUTLINE OF THE LEGAL AND OTHER SYSTEMS OF THE COMPANY’S COUNTRY OF INCORPORATION – 3 Taxation” above.

IX.	REFERENCE INFORMATION

1.	Information Concerning the Parent Company

Not Applicable

2.	Other Reference Information

Not Applicable

PART III. INFORMATION CONCERNING THE GUARANTOR, ETC.

I.	INFORMATION ON THE GUARANTOR

Not Applicable

II.	INFORMATION ON THE COMPANY OTHER THAN THE GUARANTOR

Not Applicable

III.	INFORMATION ON THE INDEX, ETC.

Not Applicable

PART IV. SPECIAL INFORMATION

I.	RECENT FINANCIAL STATEMENTS

Balance Sheets

(Amounts in Thousands, Except Share Data)

Unaudited

	December 31
	2010		2009		2008
	US$	JPY	US$	JPY	US$	JPY
Assets
Current assets:
Cash and cash equivalents	13,997	1,433,852	12,059	1,235,323	8,213	841,339
Short-term investments	5,594	573,049	3,058	313,261	—	—
Accounts receivable	7,097	727,016	6,841	700,792	6,549	670,879
Deferred tax asset	494	50,605	—	—	—	—
Prepaid expenses and other current assets	994	101,825	181	18,541	42	4,302

Total current assets	28,176	2,886,349	22,139	2,267,919	14,804	1,516,521

Property and equipment, net	1,983	203,138	1,273	130,406	1,363	139,625
Deferred financing costs, net	22	2,253	39	3,995	70	7,170
Long-term deferred tax asset	3,972	406,891	—	—	—	—
Security deposits	656	67,200	187	19,156	187	19,156

Total assets	34,809	3,565,833	23,638	2,421,476	16,424	1,682,474

Liabilities and stockholders’ equity
Current liabilities:
Current maturities of notes payable, related party	6,500	665,860	6,500	665,860	3,334	341,534
Accounts payable	1,627	166,669	3,076	315,105	481	49,273
Accrued liabilities	3,062	313,671	311	31,858	226	23,151
Accrued compensation	358	36,673	768	78,673	134	13,726
Capital lease obligation	—	—	—	—	69	7,068
Short-term deferred revenue	557	57,059	715	73,244	—	—
Short-term deferred rent and lease incentives	365	37,390	161	16,492	—	—

Total current liabilities	12,469	1,277,324	11,531	1,181,235	4,244	434,755

Long-term deferred rent and lease incentives	486	49,785	201	20,590	501	51,322
Long-term deferred revenue	2,000	204,880	2,000	204,880	6,679	684,196
Long-term notes payable, related party	5,500	563,420	5,500	563,420	8,750	896,350
Long-term interest payable, related party	253	25,917	197	20,180	227	23,253

Total long-term liabilities	8,239	844,003	7,898	809,071	16,157	1,655,123

Commitments (Note 9)

Stockholders’ equity:
Convertible preferred stock, no par value, 52,452,514 shares authorized:
Series A, no par value, 2,734,334 shares authorized, issued and outstanding (liquidation value of $2,051)	2,051	210,104	2,051	210,104	2,051	210,104
Series B, no par value, 17,899,998 shares authorized, issued and outstanding (liquidation value of $13,425)	13,387	1,371,364	13,387	1,371,364	13,387	1,371,364
Series C, no par value, 31,818,182 shares authorized, 11,807,272 shares issued and outstanding (liquidation value of $12,988)	12,771	1,308,261	12,771	1,308,261	12,771	1,308,261
Common stock, no par value, 60,000,000 shares authorized; 11,893,987 and 11,707,987 shares issued and outstanding as of December 31, 2010 and 2009, respectively	3,110	318,588	2,515	257,636	1,364	139,728
Additional paid-in capital	1,019	104,386	690	70,683	448	45,893
Accumulated other comprehensive income (loss)	(34)	(3,482)	1	102	—	—
Accumulated deficit	(18,203)	(1,864,715)	(27,206)	(2,786,982)	(33,998)	(3,482,755)

Total stockholders’ equity	14,101	1,444,506	4,209	431,169	(3,977)	(407,403)

Total liabilities and stockholders’ equity	34,809	3,565,833	23,638	2,421,476	16,424	1,682,474

See accompanying notes.

Statements of Income

(Amounts in Thousands)

Unaudited

	Year Ended December 31
	2010		2009		2008
	US$	JPY	US$	JPY	US$	JPY
Revenue	36,457	3,734,655	27,019	2,767,826	6,913	708,167

Expenses:
Research and development	25,297	2,591,424	18,274	1,871,988	10,266	1,051,649
General and administrative	6,632	679,382	6,395	655,103	3,819	391,218

Total expenses	31,929	3,270,806	24,669	2,527,092	14,085	1,442,867

Income from operations	4,528	463,848	2,350	240,734	(7,172)	(734,699)

Other income (expense), net:
Interest income	67	6,863	15	1,536	250	25,610
Interest expense	(122)	(12,497)	(183)	(18,746)	(170)	(17,414)
Other income (expense), net	64	6,556	(84)	(8,604)	90	9,219

Total other income (expense), net	9	921	(252)	(25,814)	170	17,414

Income before income tax	4,537	464,770	2,098	214,919	(7,002)	(717,284)

Income tax benefit	4,466	457,497	15	1,536	—	—

Net income	9,003	922,267	2,113	216,455	(7,002)	(717,284)

See accompanying notes.

Statements of Stockholders’ Equity

Years Ended December 31, 2010 and 2009

(Amounts in Thousands, Except Share Data)

Unaudited

	Convertible Preferred Stock								Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2008	2,734,334	2,051	17,899,998	13,387	11,807,272	12,771	10,984,147	1,364	448	—	(33,998)	(3,977)
		(210,104)		(1,371,364)		(1,308,261)		(139,728)	(45,893)		((3,482,755))	((407,403))
Effect of Adoption of Accounting Standard Update 2009-13	—	—	—	—	—	—	—	—	—	—	4,679	4,679
		(–)		(–)		(–)		(–)	(–)	(–)	(479,316)	(479,316)
Stock-based compensation	—	—	—	—	—	—	—	—	212	—	—	212
		(–)		(–)		(–)		(–)	(21,717)	(–)	(–)	(21,717)
Common stock issued in connection with stock option exercises	—	—	—	—	—	—	141,300	64	—	—	—	64
		(–)		(–)		(–)		(6,566)	(–)	(–)	(–)	(6,556)
Common stock issued in connection with the May 4, 2007 restricted stock purchase agreement	—	—	—	—	—	—	446,440	647	30	—	—	677
		(–)		(–)		(–)		(66,278)	(3,073)	(–)	(–)	(69,351)
Common stock issued in connection with the August 27, 2009 restricted stock purchase agreement	—	—	—	—	—	—	136,100	440	—	—	—	440
		(–)		(–)		(–)		(45,073)	(–)	(–)	(–)	(45,073)
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	2,113	2,113
		(–)		(–)		(–)		(–)	(–)	(–)	(216,455)	(216,455)
Unrealized gain on marketable securities available for sale	—	—	—	—	—	—	—	—	—	1	—	1
		(–)		(–)		(–)		(–)	(–)	(102)	(–)	(102)
Total comprehensive income												2,114
												(216,558)

Balance at December 31, 2009	2,734,334	2,051	17,899,998	13,387	11,807,272	12,771	11,707,987	2,515	690	1	(27,206)	4,209
		(210,104)		(1,371,364)		(1,308,261)		(257,636)	(70,683)	(102)	((2,786,982))	(431,169)
Stock-based compensation	—	—	—	—	—	—	—	—	329	—	—	329
		(–)		(–)		(–)		(–)	(33,702)	(–)	(–)	(33,702)
Common stock issued in connection with stock option exercises	—	—	—	—	—	—	80,000	45	—	—	—	45
		(–)		(–)		(–)		(4,609)	(–)	(–)	(–)	(4,609)
Common stock issued in connection with the May 28, 2010 restricted stock purchase agreement	—	—	—	—	—	—	106,000	550	—	—	—	550
		(–)		(–)		(–)		(56,342)	(–)	(–)	(–)	(56,342)
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	9,003	9,003
		(–)		(–)		(–)	(–)	(–)	(–)	(–)	(922,267)	(922,267)
Unrealized loss on marketable securities available for sale	—	—	—	—	—	—	—	—	—	(35)	—	(35)
		(–)		(–)		(–)		(–)	(–)	((3,585))	(–)	((3,585))
Total comprehensive income												8,968
												(918,681)

Balance at December 31, 2010	2,734,334	2,051	17,899,998	13,387	11,807,272	12,771	11,893,987	3,110	1,019	(34)	(18,203)	14,101
		(210,104)		(1,371,364)		(1,308,261)		(318,588)	(104,386)	((3,482))	((1,864,715))	(1,444,506)

See accompanying notes.

Statements of Cash Flows

(Amounts in Thousands)

Unaudited

	Year Ended December 31
	2010		2009		2008
	US$	JPY	US$	JPY	US$	JPY
Cash flows from operating activities

Net income	9,003	922,267	2,113	216,455	(7,002)	(717,284)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	697	71,400	582	59,620	497	50,912
Amortization of deferred financing costs	17	1,741	31	3,175	36	3,687
(Gain) loss from the disposal of fixed assets	(7)	(717)	84	8,604	(13)	(1,331)
Stock-based compensation	879	90,044	1,329	136,142	1,486	152,225
Amortization of premium/discount on marketable securities	41	4,200	17	1,741	(169)	(17,312)
Changes in operating assets and liabilities:
Accounts receivable	(256)	(26,224)	(292)	(29,912)	(6,424)	(658,074)
Prepaid expenses and other current assets	(813)	(83,283)	(139)	(14,239)	(16)	(1,639)
Accounts payable	(1,449)	(148,435)	2,595	265,831	72	7,375
Accrued liabilities	2,807	287,549	(32)	(3,278)	(496)	(50,810)
Deferred tax asset	(4,466)	(457,497)	—	—	—	—
Accrued compensation	(410)	(42,000)	633	64,844	—	—
Deferred rent and lease incentives	489	50,093	(136)	(13,931)	—	—
Deferred revenue	(158)	(16,185)	715	73,244	6,679	684,196
Security deposit	(469)	(48,044)	—	—	(91)	(9,322)

Net cash provided by operating activities	5,905	604,908	7,500	768,300	(5,441)	(557,376)

Cash flows from investing activities
Purchases of marketable securities available for sale	(15,094)	(1,546,229)	(3,824)	(391,730)	(2,520)	(258,148)
Maturities of marketable securities available for sale	12,482	1,278,656	750	76,830	13,300	1,362,452
Proceeds from the sale of property and equipment	11	1,126	15	1,536	107	10,961
Additions to property and equipment	(1,411)	(144,542)	(590)	(60,439)	(177)	(18,131)

Net cash used in investing activities	(4,012)	(410,989)	(3,649)	(373,803)	10,710	1,097,132

Cash flows from financing activities
Proceeds from issuance of common stock	45	4,609	64	6,556	1	102
Repayment of capital lease obligations	—	—	(69)	(7,068)	(88)	(9,014)

Net cash provided by (used in) financing activities	45	4,609	(5)	(512)	(87)	(8,912)

Increase in cash and cash equivalents	1,938	198,528	3,846	393,984	5,182	530,844

Cash and cash equivalents—beginning of year	12,059	1,235,323	8,213	841,339	3,031	310,495

Cash and cash equivalents—end of year	13,997	1,433,852	12,059	1,235,323	8,213	841,339

Supplemental disclosure
Cash paid for interest	200	20,488	145	14,853	—	—

See accompanying notes

1.	Summary of Business and Significant Accounting Policies

Overview

Acucela Inc. (the Company) is a clinical-stage specialty pharmaceutical company focused on leveraging promising science in visual cycle modulation (VCM) to develop new methods for treating blinding eye diseases that affect tens of millions of people worldwide. The Company’s orally delivered VCM compounds, which selectively target cells within the retina to protect visual acuity, have the potential to be used to treat several devastating eye diseases, including dry age-related macular degeneration (dry AMD), for which there is currently no treatment options for patients, diabetic retinopathy, retinopathy of prematurity and Stargardt disease. The Company was founded in 2002 by Ryo Kubota, M.D., Ph.D., the chairman, chief executive officer and president, who is a pioneer in the ophthalmology field and the discoverer of the gene that causes glaucoma.

In 2010, the Company and Otsuka Pharmaceutical Co., Ltd. (Otsuka) entered into a definitive agreement to co-develop OPA-6566, Otsuka’s compound for the treatment of glaucoma. OPA-6566 is currently in preclinical development.

In 2010, the Company received Fast Track designation from the U.S. Food and Drug Administration (FDA) for ACU-4429, an investigational oral treatment for dry AMD.

In 2008, the Company and Otsuka, entered into a definitive agreement to co-develop ACU-4429, the Company’s lead compound for dry AMD. ACU-4429 is currently in Phase II clinical development in the United States.

In 2008, the Company and Otsuka also entered into a definitive agreement to co-develop Rebamipide ophthalmic suspension (Rebamipide), Otsuka’s product candidate for the treatment of dry eye. Rebamipide is currently in Phase II clinical development in the United States.

Changes in Accounting Policy for the Adoption of Accounting Standards Update 2009-13

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, which modifies the accounting for multiple-element arrangements pursuant to FASB Accounting Standards Codification (ASC) 605-25, Multiple Element Arrangements. ASU 2009-13 is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. An election to adopt on a retroactive basis is permitted. The Company made such an election and retroactively applied the provisions of ASU 2009-13 to all revenue arrangements since the inception of the Company as the election will provide for better comparability of financial information in future periods. The effect on the Company’s financial statements as a result of changing its accounting policy was to reduce the accumulated deficit as of January 1, 2009, by $4,679,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 21, 2011, the day the financial statements were available for issuance.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Cash equivalents consist of money market funds, municipal bonds, commercial paper, and corporate debt securities as of December 31, 2010 and 2009.

Investments

As of December 31, 2010 and 2009, investments are composed of commercial paper, corporate debt securities, municipal bonds, certificates of deposit, and asset-backed securities. Investments with maturities between three months and one year at the date of purchase are classified as short-term investments. The Company considers its investments as available-for-sale. Available-for-sale securities are stated at fair value as of each balance sheet date based on market quotes, and unrealized gains and losses are reflected as a net amount under the caption of accumulated other comprehensive income (loss).

The Company periodically evaluates whether declines in fair values of its investments below their cost are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as whether it is more likely than not the Company will hold the investment until recovery of its amortized cost basis. Realized gains and losses and declines in value judged to be other-than-temporary are recorded within the statements of income under the caption other income (expense).

Accounts Receivable

The Company’s accounts receivable as of December 31, 2010 and 2009, consist of amounts due from Otsuka. There was no allowance for doubtful accounts as of December 31, 2010 and 2009, as management believes all outstanding amounts will be paid based on its contractual arrangement with Otsuka and history of successful collections.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. The Company provides for depreciation of equipment on a straight-line basis over estimated useful lives of five years. Leasehold improvements are stated at cost and amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the assets.

Expenditures for maintenance and repairs are expensed as incurred.

Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset. The Company has recorded no impairment charges for the years ended December 31, 2010 and 2009.

Revenue Recognition

The Company’s business strategy includes entering into collaborative agreements with pharmaceutical companies for the development and commercialization of the Company’s product candidates. The terms of the agreements may include nonrefundable license fees, funding of research and development activities, payments based upon achievement of development milestones, payments based upon achievement of revenue milestones, and royalties on product sales. The Company recognizes revenue when four basic criteria have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services rendered; (c) the fee is fixed or determinable; and (d) collectability is reasonably assured.

Multiple Element Arrangements

The Company’s collaborative agreements are multiple element arrangements that must be analyzed to identify the deliverables included in the agreements and determine if the deliverables qualify as separate units of accounting. Deliverables are considered a separate unit of accounting when all of the following criteria are met:

(i) the delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return relative to the delivered item, and the delivery or performance of the undelivered item is considered probable and substantially in the Company’s control. There are no rights of return in the Company’s collaborative agreements.

Arrangement consideration is allocated to the separate units of accounting based on their relative selling price. The Company follows a hierarchy to determine the selling price for each unit of accounting, determining first if there is vendor-specific objective evidence (VSOE) of fair value (the price at which the goods or services are regularly sold by the Company on a standalone basis). If VSOE of fair value is not available, third-party evidence (TPE) of vendors selling similar goods or services to similarly situated customers on a standalone basis is used to establish fair value. If neither VSOE nor TPE of fair value exists, the Company uses its best estimate of the selling price for that unit of accounting. The Company’s best estimate of selling price represents the price at which the Company would transact if the unit of accounting were sold by the Company regularly on a standalone basis.

The Company considers market conditions and entity-specific factors when estimating the selling price. Once the selling price for each unit of accounting has been established, the consideration received is allocated among the units of accounting based on their relative selling price, and the applicable revenue recognition criteria are applied to each of the separate units. The amount of arrangement consideration allocable to a delivered item that is a separate unit of accounting is limited to arrangement consideration that is fixed or determinable. Payments that are contingent upon the occurrence of future events that are not exclusively within the control of the Company are excluded from the allocable arrangement consideration until the contingency is resolved.

When the Company has continuing performance obligations, revenue is recognized using one of two methods. Where the Company is able to estimate the total amount of services under a unit of accounting and such performance obligations are provided on a best-efforts basis, revenue is recognized using a proportional performance model. Costs incurred to date compared to total expected costs are used to determine proportional performance, as this is considered to be representative of the delivery of outputs. Changes in estimates of total expected costs are accounted for prospectively as a change in estimates. When the Company cannot reasonably estimate the total amount of service that is to be performed but can reasonably estimate when the performance obligation ceases or becomes inconsequential, a time-based method is used to recognize revenue. Under the time-based method, revenue is recognized ratably over the estimated performance period of the unit of accounting, but not before the removal of any contingencies. If the Company cannot reasonably estimate when the Company’s performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until the Company can reasonably estimate when the performance obligation ceases or becomes inconsequential and perfunctory. Revenue is then recognized over the remaining estimated period of performance. Significant management judgment is required in determining the level of effort required and the period over which the Company is expected to complete the Company’s performance obligations under each unit of accounting.

Substantive Milestone Payments

The Company’s collaboration agreements contain substantive milestones. A substantive milestone is defined as an event that meets the following conditions: (i) there is substantive uncertainty on the date the arrangement is entered into about whether the event will be achieved; (ii) achievement of the event is based in whole, or in part, on either the Company’s performance or a specific outcome resulting from the Company’s performance; and (iii) achievement of the event results in additional payment due to the Company. For a milestone to be considered substantive, the payment associated with its achievement must have all of the following characteristics: (i) relate solely to the Company’s past performance; (ii) be reasonable, relative to all of the deliverables and payment terms in the arrangement; and (iii) be commensurate with either the Company’s effort required to achieve the milestone or the enhanced value of the delivered item(s) as a result of the milestone achievement.

Substantive milestone payments are recognized upon achievement of the milestone only if all of the previous conditions are met and the milestone payments are nonrefundable. Determination as to whether a payment meets the aforementioned conditions involves management’s judgment. The Company has evaluated the nature of its arrangements and has elected to make a policy election to apply the milestone method where appropriate for its arrangements.

If any of the aforementioned conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore, the resulting payment would be determined to be part of the allocable arrangement consideration and would be recognized as revenue as such performance obligations are performed under either the proportional performance or time-based methods, as applicable, and in accordance with the policies as described above.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have already been recognized in the financial statements or tax returns. In addition, the Company has not recognized the excess tax benefits associated with certain share-based payments. Deferred tax liabilities and assets are based on the difference between financial statement carrying amounts and the tax basis of assets and liabilities, operating loss, and tax credit carryforwards and are measured using enacted tax rates expected to be in effect in the years the differences or carryforwards are anticipated to be recovered or settled. A valuation allowance is established when the Company believes that it is more likely than not that benefits of the deferred tax assets will not be realized.

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date based on the estimated fair value of the equity award and is recognized as expense, less estimated forfeitures, over the requisite service period, which is generally the vesting period. Equity awards generally vest and become exercisable over a four-year period, with 25% vesting after one year and 1/48 vesting each month thereafter. The fair value of each equity award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company recognizes stock-based compensation expense on a straight-line method. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected volatility of its stock, expected term, risk-free interest rate, and expected dividends.

Expected Term

The Company’s expected term used in the option-pricing model represents the period that the Company’s stock-based awards are expected to be outstanding and is determined based on the simplified method as identified in ASC 718. The simplified method uses a simple average of the vesting and original contractual terms of the option. We have continued to use the simplified method to determine the expected option term since our stock option exercise experience does not provide a reasonable basis upon which to estimate the expected option term.

Expected Volatility

The Company’s volatility factor is estimated using comparable public company stock volatility.

Expected Dividend

The Company has never paid cash dividends and has no present intention to pay cash dividends in the future, and as a result, the expected dividend is zero.

Risk-Free Interest Rate

The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent term. Where the expected term of the Company’s stock-based awards does not correspond with the term for which an interest rate is quoted, the Company performs a straight-line interpolation to determine the rate from the available term maturities.

The fair value of stock options granted for the years ended December 31, 2010 and 2009, was calculated using the Black-Scholes option-pricing model and applied the following assumptions:

	2010	2009
Risk-free interest rates	2.3% – 2.8%	2.1% – 3.8%
Expected life	6.3 years	6.3 – 9.7 years
Dividend yield	–%	–%
Expected volatility	60% – 65%	60% – 67%

Research and Development Costs

Research and development costs include salaries, fees paid to external service providers and contract research organizations to conduct research and development activities, laboratory supplies, license fees, consulting fees, and travel. Research and development costs are expensed as incurred. Certain indirect expenses are allocated between research and development and general and administrative expenses based on a reasonable allocation method.

Patent and Legal Costs

Costs relating to filing, pursuing, and defending patent applications are expensed as incurred to general and administrative costs. Other legal costs are expensed as incurred to general and administrative costs.

Accounting for Derivative Instruments

The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts. The Company also considers ASC 815, which provides criteria for determining whether freestanding contracts that are settled in a company’s own stock, should be designated as an equity instrument, an asset or as a liability under ASC 815.

The Company evaluated the conversion feature embedded in its series A, B and C convertible preferred stock based on the criteria of ASC 815 to determine whether the conversion feature would be required to be bifurcated from the preferred stock and accounted for separately as a derivative. Based on management’s evaluation, the embedded conversion feature does not require bifurcation and derivative accounting.

The Company evaluated the conversion features embedded in its convertible notes based on the criteria of ASC 815 to determine whether the conversion features would be required to be bifurcated from the note payable and accounted for separately as derivatives. Based on management’s evaluation, the embedded conversion feature requires bifurcation and derivative accounting; however, the fair value of the derivative since inception is immaterial.

Reclassifications

Certain prior period balances have been reclassified in order to conform to the current period presentation.

2.	Concentration of Risk

During 2010 and 2009, all of the Company’s revenues were derived from the collaboration agreements with Otsuka.

3.	Collaboration and License Agreements

ACU-4429 Collaboration

In 2008, the Company and Otsuka entered into a definitive agreement to co-develop and commercialize ACU-4429 for the dry form of AMD and for other potential indications in the United States, Canada, and Mexico (Shared Territory). The Company retained all rights in Europe, South America, Central America, the Caribbean, and Africa (Acucela Territory), and Otsuka owns the exclusive development and commercialization rights to the compound in Asia, the Middle East, and selected markets in the rest of the world (Otsuka Territory). A $5,000,000 nonrefundable up-front license fee was paid by Otsuka upon signing.

Under the agreement, Otsuka will fund all development activities in the Shared Territory through Phase II, up to $40,000,000. If the Phase II development costs exceed $40,000,000, Otsuka may, at its sole discretion, either (i) terminate the agreement or (ii) continue the agreement and share equally with the Company all Phase II development costs in excess of $40,000,000. Phase III costs are to be shared equally. In addition, the Company has the potential to receive development milestones totaling $82,500,000. The co-development portion of the agreement is governed by a Joint Development Committee (JDC).

Otsuka will fund the Company’s share of the Phase III development costs as well as any Phase II development costs for which the Company is responsible in the form of a secured promissory note. The promissory note provides that (a) interest will accrue daily and be calculated on the basis of 360 days per year and be payable on all amounts advanced to the Company from the date of advance until paid in full; (b) unpaid interest will compound annually; (c) the applicable interest rate will be adjusted quarterly to reflect the then-effective rate equal to the three-month London InterBank Offered Rate (LIBOR) in the “Money Rates” column of The Wall Street Journal as of the first business day of each calendar quarter, plus 3%; and (d) all amounts are payable in United States dollars.

The loan is repayable only in the event that future proceeds are generated by the products under the collaboration.

The agreement includes a security interest agreement that grants Otsuka a first priority interest on the Company’s entire interests in net profits and royalty payments, and on the Company’s entire interests in ownership of the related collaboration compounds and collaboration products and the underlying intellectual property rights, both in the Shared Territory and the Acucela Territory.

As the agreement contains elements of funded development, the Company evaluated the agreement under ASC 730-20, Research and Development Arrangements, to determine if the Company’s obligation to Otsuka should be accounted for as a liability to repay a loan or as an obligation to perform contractual services. To conclude that a liability to repay a loan does not exist, the transfer of the financial risk involved with research and development from the Company to Otsuka must be substantive and genuine. The Company determined that its obligation to Otsuka should be accounted for as an obligation to perform contractual services because repayment depends solely on the results of development having future economic benefit.

Upon commercialization, the parties may co-promote the product in the Shared Territory and equally share all expenses and profits from sales of the product in the Shared Territory. The Company may exercise its option to co-promote in the Shared Territory on a country-by-country basis. If the Company does not elect to co-promote in a country or countries in the Shared Territory, Otsuka shall pay the Company royalties on the annual, aggregate net sales of collaboration products in the country or countries in the Shared Territory for which the Company did not elect to participate in co-promotion. Each party shall pay the other party a royalty of 2% on annual, aggregate net sales of collaboration products in their sole territories. In addition, the Company has the potential to receive net sales milestones totaling $175,000,000. The co-promotion arrangement is governed by a Joint Commercialization Committee (JCC).

The agreement also includes a three-year research program (the Research Program), the purpose of which is to identify a second indication for the lead collaborative compound and to conduct development on a backup compound for the collaborative compound. During the three-year period, Otsuka will pay the Company $5,000,000 per year, payable on a quarterly basis. The agreement also provides Otsuka with a right of first negotiation to license new compounds discovered or developed by the Company (independent of the collaboration activities) during the agreement term.

The Company’s agreement with Otsuka is a multiple element arrangement and the Company has determined that the elements within the arrangement consist of the license, the research program, development, and co-promotion.

The license granted to Otsuka was determined to be a separate unit of accounting because it has value to Otsuka on a standalone basis.

Because Otsuka may license and develop the intellectual property independent of the development or research program services that are to be provided by the Company, the Company conducted a net present value (NPV) valuation of the license and it was determined that the estimated standalone selling price for the license at inception of the agreement exceeded the arrangement consideration received for the license fee. Since the value assigned to a delivered element cannot exceed the arrangement consideration, the arrangement consideration of $5,000,000 was assigned to the license.

The activities associated with development meet the criterion for a separate unit of accounting since these services have value to Otsuka on a standalone basis. The Company has determined that the fees charged for the development services are competitive with the price other third-party vendors charge for similar development services. Revenue from development efforts is recognized as services are performed. In 2010 and 2009, the Company recognized $15,580,000 and $14,484,000, respectively, of revenue associated with development activities.

The activities associated with the research program meet the criterion for a separate unit of accounting since these services have value to Otsuka on a standalone basis. The types of services contemplated under the research program may be performed by a third party. The Company has determined that the fees charged for the research services are competitive with the price other third-party vendors charge for similar research services. TPE of the selling price for the research program is $15,000,000, which equals the agreement consideration. Revenue from the research activities is recognized under a proportional performance model. In 2010 and 2009, the Company recognized $5,158,000 and $4,285,000, respectively, of revenue associated with research activities. As of December 31, 2010 and 2009, $557,000 and $715,000, respectively, remains as deferred revenue associated with research activities.

The development and net sales milestones in the arrangement were evaluated and determined to meet the criteria of a milestone under ASU 2010-17. The Company recognizes consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. No development or net sales milestones were achieved during the years ended December 31, 2010 or 2009.

Rebamipide Collaboration

In 2008, the Company and Otsuka entered into a definitive agreement to co-develop Rebamipide, Otsuka’s proprietary compound for the treatment of dry eye. Under the agreement, the parties will collaborate in the clinical development efforts for Rebamipide in the United States. Otsuka paid the Company a $2,000,000 up-front payment, and the Company has the potential to receive clinical development milestones totaling

$30,000,000, and royalties on net sales of the product in the United States and the European Union. Under the agreement, Otsuka shall be responsible for all clinical development and commercialization expenses. Upon regulatory filing, the parties may negotiate the terms under which the Company may co-promote Rebamipide with Otsuka in the United States.

The Company evaluated the agreement and determined that the clinical development represented the only deliverable under the arrangement. Revenue from clinical development efforts is recognized as services are performed. During 2010 and 2009, the Company recognized $15,067,000 and $8,250,000, respectively, of revenue associated with the Rebamipide clinical development activities. The development milestones in the agreement were evaluated and determined to meet the criteria of a milestone under ASU 2010-17. The Company recognizes consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. No development milestones were achieved during the years ended December 31, 2010 or 2009.

The $2,000,000 up-front payment by Otsuka to the Company is subject to refund upon insolvency, material breach or upon the termination of Dr. Kubota’s services to the Company. Due to the refund provisions in the agreement, the Company classified the $2,000,000 payment as deferred revenue at December 31, 2010 and 2009. When the appropriate refund provisions are satisfied, the Company will recognize the payment as revenue.

OPA-6566 Collaboration

In 2010, the Company and Otsuka entered into a definitive agreement to develop OPA-6566, Otsuka’s proprietary compound for the treatment of glaucoma. The agreement grants the Company an opt-in right to co-develop and co-promote OPA-6566 in the United States. Until the Company exercises its opt-in right, Otsuka will have sole responsibility for development activities and costs. Upon exercise of the opt-in right, Otsuka grants the Company additional opt-in rights which include: (1) the right to co-develop and co-promote OPA-6566 for ophthalmological indications in the United States other than for glaucoma; (2) the right to co-develop and co-promote new formulations of OPA-6566 for glaucoma in the United States; and (3) a right of first negotiation to co-develop and co-promote other adenosine A2a receptor agonist compounds for the treatment of ophthalmologic diseases in the United States.

The Company evaluated the agreement and determined that the development represented the only deliverable under the arrangement. Revenue from development efforts is recognized as services are performed. During 2010, the Company recognized $652,000 of revenue in performance of the agreement.

4.	Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents as of December 31, 2010 and 2009, consisted of the following (in thousands):

	December 31, 2010
	Amortization Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Types of security:
Commercial paper	$1,301	$—	$(1)	$1,300
Corporate debt securities	2,805	—	(5)	2,800
Municipal bonds	4,406	—	(28)	4,378
Certificates of deposit	200	—	—	200
Money market fund	1,948	—	—	1,948

	$10,660	$—	$(34)	$10,626

	December 31, 2009
	Amortization Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Types of security:
Commercial paper	$3,424	$1	$—	$3,425
Corporate debt securities	1,901	—	—	1,901
Asset-backed securities	758	—	—	758
Money market fund	9,246	—	—	9,246

	$15,329	$1	$—	$15,330

All investment securities held at December 31, 2010 and 2009, mature within twelve months. The sale of securities is identified using the specific identification method. There are no realized gains or losses for the periods presented.

5.	Fair Value Measurements

Financial assets are classified and disclosed in one of the following three categories:

Level 1—quoted prices in active markets for identical assets and liabilities

Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3—unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions

The Company’s financial assets measured at fair value on a recurring basis as of December 31, 2010 and 2009, were as follows (in thousands):

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$1,948	$—	$—	$1,948
Municipal bonds	—	1,030	—	1,030
Commercial paper	—	250	—	250
Corporate debt securities	—	1,804	—	1,804

	$1,948	$3,084	$—	$5,032

Short-term investments:
Commercial paper	$—	$1,050	$—	$1,050
Corporate debt securities	—	996	—	996
Municipal bonds	—	3,348	—	3,348
Certificates of deposit	200	—	—	200

	$200	$5,394	$—	$5,594

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$9,246	$—	$—	$9,246
Commercial paper	1,225	—	—	1,225
Corporate debt securities	—	1,801	—	1,801

	$10,471	$1,801	$—	$12,272

Short-term investments:
Commercial paper	$2,200	$—	$—	$2,200
Corporate debt securities	—	100	—	100
Asset-backed securities	—	758	—	758

	$2,200	$858	$—	$3,058

The Company’s fixed income investment securities are valued using the market approach.

6.	Property and Equipment

Property and equipment as of December 31, 2010 and 2009, consist of the following (in thousands):

	December 31
	2010	2009
Laboratory equipment	$2,175	$1,714
Office furniture and equipment	392	107
Leasehold improvements	1,791	1,161

	4,358	2,982
Less accumulated depreciation and amortization	(2,375)	(1,709)

Property and equipment, net	$1,983	$1,273

The depreciation and amortization expense recorded for the years ended December 31, 2010 and 2009, was $697,000 and $582,000, respectively.

7.	Notes Payable

On May 29, 2006, the Company completed a private placement of $12,000,000 aggregate principal amount of unsecured promissory notes, of which $3,250,000, $3,250,000, and $5,500,000 were due on August 31, 2009, June 30, 2010, and November 30, 2012, respectively. The maturity dates of the notes are extended automatically upon extension of the note holders’ maturity of their investment funds. The notes bear interest at 1% per annum, payable upon maturity.

On August 31, 2009, the Company renegotiated the terms of the unsecured promissory notes due on August 31, 2009. The original maturity dates were extended for a period of one year to August 31, 2010, and the interest rate for the extended period was increased from 1% per annum to 1.2% per annum. The repayment terms were modified to require immediate payment of all interest from May 29, 2006 to August 31, 2010.

On June 30, 2010, the Company also renegotiated the terms of the unsecured promissory notes due on June 30, 2010. The original maturity dates were extended for a period of one year to June 30, 2011, and the interest rate for the extended period was increased from 1.0% per annum to 1.05% per annum. All interest was paid through the end of the renegotiated term of the note.

On August 31, 2010, the Company renegotiated the terms of the unsecured promissory notes due on August 31, 2010. The maturity dates were extended for a period of one year to August 31, 2011, and the interest rate for the extended period was decreased from 1.2% per annum to 1.02% per annum. All interest was paid through the end of the renegotiated term of the notes.

Notes payable due in one year or less of $6,500,000 and corresponding prepaid interest expense of $39,000 have been classified as current maturities of notes payable and prepaid expense, respectively, in the balance sheets. Notes payable due in excess of one year of $5,500,000 and corresponding interest payable of $253,000 have been classified as long-term notes payable and long-term interest payable, respectively, in the balance sheets. The Company will be notified within 90 days from the maturity date if the notes will be automatically extended.

The notes payable automatically convert into shares of common stock upon the closing of a firm commitment underwritten public offering at a price of not less than $3.50 per share and aggregate net proceeds of not less than $25,000,000. The number of shares issued upon conversion is determined by dividing the principal of the note by $3.30, which is subject to adjustment for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

In the event of a liquidation, dissolution, or winding-up of the Company, the assets and funds of the Company shall be distributed such that the note holders are paid all outstanding principal and interest under the notes in the same priority as the holders of the Company’s preferred stock are paid the liquidation distribution prior and in preference to any distribution to the holders of common stock. If the assets available for distribution among the holders of preferred stock and notes are insufficient to permit the payment to such holders of their respective liquidation preference, then the assets and surplus funds that remain legally available for distribution shall be distributed ratably among the holders of preferred stock and notes in proportion to the preferential amount each holder would otherwise be entitled to receive.

In the event that a sale of the Company or a sale of substantially all of the Company’s assets, or upon a certain merger or consolidation transaction, is consummated prior to the maturity date (Sales Transaction), the note holders have the following options:

•	The entire unpaid principal amounts of the notes and accrued interest thereon are paid upon the closing of such transaction.

•

The notes are redeemed for an amount in cash equal to the amount to which the note holders would have been entitled pursuant to the terms of such transaction, if, instead of the notes, the note holders held a number of shares of common stock as calculated in the same manner as the conversion upon public offering.

•

The notes are converted into shares of Series C preferred stock. The number of shares issued upon conversion is determined by dividing the unpaid principal of the notes by the original issue price of the Series C preferred stock of $1.10.

The Company evaluated the conversion features embedded in the notes payable and based on the criteria of ASC 815 it was determined that the conversion features should be bifurcated from the notes payable and accounted for separately as derivatives. The conversion feature which occurs upon the closing of a firm commitment underwritten public offering was evaluated and it was determined it met certain criteria which eliminated the need for it to be accounted for separately. The conversion feature which occurs if the Company is sold was evaluated and it was determined that this derivative should be accounted for separately because the holder has the option to have the debt settled in cash based on the value of the Company’s common stock. This derivative is recorded at its fair value with changes in fair value recognized as other income or expense over the period it is outstanding. The fair value of this derivative since inception has been immaterial.

SBI Holdings, Inc., the holder of the notes and an investor in the Company, received payment for interest on the unsecured promissory notes of $200,000 and $145,000 in 2010 and 2009, respectively. Yoshitaka Kitao, a director, is the representative director and chief executive officer of SBI Holdings, Inc.

8.	Income Taxes

As of December 31, 2010, the Company had net operating loss carryforwards of $17,402,000 and research and development tax credit carryforwards of $1,600,000. The carryforwards are available to offset future tax liabilities. The net operating loss carryforwards will begin to expire from 2023 to 2029 and the research and development tax credits expire from 2022 to 2027. Utilization of net operating losses may be subject to ownership change limitations established by Internal Revenue Code (IRC) Section 382. The annual limitation may result in the expiration of net operating loss carryforwards before they can be utilized. During the year ended December 31, 2010 as a result of an analysis of the impact of a previous ownership change, the Company reduced its net operating loss carryforwards by $705,000 (approximately $240,000 in tax benefits) to reflect limitation of the NOL usage as a result of IRC Section 382.

Deferred tax assets arise from temporary differences between financial and tax reporting. The Company will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before the Company is able to realize their benefits, or the future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessments of realizable deferred tax assets. During the year ended December 31, 2010, the Company reduced its valuation allowance because it believes that it is more likely than not that a portion of its deferred tax assets will be realized. A reduction in the valuation allowance of $4,466,000 is reflected as a reduction to income tax expense. As of December 31, 2009, the Company provided for a full valuation allowance to offset its deferred tax assets due to the uncertainty of realizing the benefits of the deferred tax assets.

Deferred tax assets for the years ended December 31, 2010 and 2009, are as follows (in thousands):

	December 31
	2010	2009
Deferred tax assets:
Net operating loss carryforwards	$5,917	$6,268
Research and development tax credit carryforwards	1,600	1,600
Deferred revenue	869	863
Deferred rent	263	175
Property and equipment	171	125
Compensation	112	123

Total	8,932	9,154

Less valuation allowance	(4,466)	(9,154)

Net deferred tax asset	$4,466	$—

Reported as:
Current deferred tax asset	$494	$—
Long-term deferred tax asset	3,972	—

Net deferred income tax asset	$4,466	$—

The current and long-term components of the 2010 valuation allowance are $648,000 and $3,818,000, respectively.

During 2010 and 2009, the Company had taxable income which was offset by the utilization of the net operating loss carryforwards and in 2010 and 2009 the alternative minimum tax was offset by utilizing the research and development tax credits.

The components of the tax provisions are as follows (in thousands):

	Year Ended December 31
	2010	2009
Current taxes	$—	$—
Deferred taxes	(4,466)	(15)

Total	$(4,466)	$(15)

The reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31
	2010	2009
Statutory rate	34.0%	35.0%
Reduction of the valuation allowance	(98.4%)	0.0%
Utilization of loss carryforwards	(37.7%)	(38.2%)
Stock compensation	3.2%	2.3%
Research credits	0.0%	(0.7%)
Other, net	0.6%	1.0%

Effective tax rate	(98.3%)	(0.6%)

The Company files its income tax return in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal tax examinations by tax authorities for the years before 2007. However, the Internal Revenue Service (IRS) could adjust certain unused tax attributes carried forward from tax years prior to 2007. The Company does not file state income tax returns.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. However, there are no material unrecognized tax benefits as of December 31, 2010 and 2009. Furthermore, the Company does not anticipate any significant changes in its unrecognized tax benefits over the next twelve months.

The Company recognizes interest and penalties related to its liabilities for uncertain tax positions in income tax expense. However, during the years ended December 31, 2010 and 2009, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits.

9.	Commitments

Leases

The Company leases laboratory and corporate office space, and rents equipment under noncancelable operating leases expiring through 2015. The lease agreement for the laboratory facility includes two three-year renewal options, and the lease for the corporate office includes one three-year renewal option. Lease incentives are recognized as a liability and amortized to rent expense over the term of the lease. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent and reduced rent.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2010, are as follows (in thousands):

2011	$1,107
2012	376
2013	475
2014	469
2015	76

Total minimum lease payments	$2,503

Rent expense was $997,000 and $530,000 in 2010 and 2009, respectively.

10.	Stockholders’ Equity

Common Stock

The Company has 60,000,000 shares of common stock authorized without par value.

Convertible Preferred Stock

The Company has 52,452,514 shares of preferred stock authorized without par value. The preferred stock is issuable in one or more series, each with such designations, rights, qualifications, limitations, and restrictions as the Board of Directors of the Company may determine at the time of issuance. The Company has designated 2,734,334, 17,899,998, and 31,818,182 shares as Series A, Series B, and Series C preferred stock, respectively, with the following terms:

Conversion

Each share of Series A and B preferred stock is convertible at any time after issuance at the option of the holder into such number of common stock shares as is determined by dividing $0.25 by the conversion price in effect at the time of conversion. The original conversion price of $0.75 will be adjusted for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

Each share of Series C preferred stock is convertible at any time after issuance at the option of the holder into such number of common stock shares as is determined by dividing $1.10 by the conversion price in effect at the time of conversion. The original conversion price of $3.30 will be adjusted for any subsequent recapitalizations, stock combinations, stock dividends, or stock splits.

Shares of Series A, B, and C preferred stock automatically convert into shares of common stock upon the closing of a firm commitment underwritten public offering at a price of not less than $3.50 per share and aggregate net proceeds of not less than $25,000,000.

Liquidation

In the event of any liquidation, dissolution, winding-up of the Company, sale of the Company or substantially all of the Company’s assets, or upon a certain merger or consolidation transaction, the holders of Series A and B preferred stock will be entitled to receive, prior and n preference to any distribution of any of the assets of the Company to the holders of common stock, the amount of $0.75 per share plus an amount equal to all declared but unpaid dividends of the Series A and B preferred stock. The holders of Series C preferred stock will be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, the amount of $1.10 per share, plus an amount equal to all declared but unpaid dividends of the Series C preferred stock.

If the assets available for distribution among the holders of Series A, B, and C preferred stock and promissory notes shall be insufficient to permit the payment to such holders of their respective liquidation preference, then the entire assets and surplus funds then remaining legally available for distribution shall be distributed ratably among the holders of Series A, B, and C preferred stock and promissory notes in proportion to the preferential amount each holder would otherwise be entitled to receive. Upon completion of required preferential distributions, any remaining assets of the Company available for distribution shall be distributed among the holders of common stock.

Dividends

The holders of Series A, B, and C preferred stock are entitled to receive dividends when and as declared by the Board of Directors, in preference to any declaration or payment of any dividend on the common stock of the Company. Such dividends are not cumulative.

Voting

Each share of Series A, B, and C preferred stock has one vote for each full share of common stock into which its respective shares of preferred stock could be converted on the record date for the vote. The Company must receive an affirmative vote or written consent from a majority of the preferred Series A, Series B, or Series C stockholders, voting as a separate class, for any change in the number of authorized preferred shares; changes in the preferences, rights, privileges, or powers of the preferred stockholders; or sale, merger or consolidation in which the holders of the Company’s capital stock retain less than 50% of the voting power after the transaction.

11.	Stock Based Compensation

Stock Option Plan

In 2002, the Board of Directors adopted and approved the 2002 Stock Option and Restricted Stock Plan (the Plan), which provides for the issuance of nonqualified and incentive stock options to employees and consultants to acquire shares of common stock. The Board of Directors has reserved 2,000,000 shares of common stock to be issued in conjunction with the Plan. The term of each option is ten years. Equity awards generally vest and become exercisable over a four-year period, with 25% vesting after one year and 1/48 vesting each month thereafter. The option agreements include restrictions on the sale of shares acquired by the exercise of options.

The Company’s stock option activity for the years ended December 31, 2010 and 2009, is summarized as follows:

	Shares Available for Grant	Number of Option Shares Outstanding	Weighted-Average Exercise Price of Option Shares	Options Exercisable
Balance at January 1, 2009	1,402,741	586,767	$1.10	430,949
Granted	(479,000)	479,000	3.23
Exercised	—	(141,300)	0.46
Forfeited	200,471	(200,471)	2.42

Balance at December 31, 2009	1,124,212	723,996	2.27	316,004
Granted	(238,000)	238,000	4.97
Exercised	—	(80,000)	0.56
Forfeited	213,017	(213,017)	2.94

Balance at December 31, 2010	1,099,229	668,979	3.22	354,015

The weighted-average exercise price of exercisable options at December 31, 2010 and 2009, was $2.09 and $1.11, respectively.

The total intrinsic value of stock options exercised during the years ended December 31, 2010 and 2009, was $339,000 and $391,000, respectively.

The aggregate intrinsic value of stock options outstanding at December 31, 2010 and 2009, was $977,000 and $1,826,000, respectively.

The aggregate intrinsic value of stock options exercisable at December 31, 2010 and 2009, was $864,000 and $1,162,000, respectively.

The weighted-average fair value of stock options granted in 2010 and 2009 was $2.94 and $2.11, respectively.

Information concerning outstanding and exercisable options at December 31, 2010 and 2009, is summarized as follows:

	December 31, 2010
Exercise Prices	Number of Option Shares	Weighted-Average Remaining Contractual Life (Years)	Options Exercisable
$0.12–$0.62	70,000	3.45	70,000
$1.45–$3.23	362,479	4.80	280,286
$4.52–$5.19	236,500	9.52	3,729

	668,979	6.33	354,015

	December 31, 2009
Exercise Prices	Number of Option Shares	Weighted-Average Remaining Contractual Life (Years)	Options Exercisable
$0.12–$0.62	171,250	4.85	171,250
$1.45–$2.25	128,746	7.49	112,907
$3.23–$3.23	424,000	9.36	31,847

	723,996	7.96	316,004

The weighted-average remaining contractual life of exercisable options at December 31, 2010 and 2009, was 3.76 years and 6.21 years, respectively.

As of December 31, 2010 and 2009, there was $775,000 and $756,000, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.1 years. The total fair value of shares vested during the years ended December 31, 2010 and 2009, was $338,000 and $164,000, respectively. The Company currently uses authorized and unissued shares to satisfy share award exercises.

CEO Equity Agreement

The Company has an employment agreement with Dr. Ryo Kubota. Until the initial public offering of its common stock, the Company is obligated pursuant to the employment agreement to grant stock options or allow Dr. Kubota to purchase restricted shares of common stock as often as necessary to maintain Dr. Kubota’s equity position in the Company equal to at least 51% of the Company’s issued and outstanding voting common stock on an as-converted basis. The shares under these awards are subject to repurchase provisions which lapse quarterly over thirty-six months from the date of grant. Outstanding options and convertible securities are not included in the calculation of Dr. Kubota’s equity position unless the options are exercised or the convertible securities are converted into the capital stock of the Company. The purchase price of each stock grant may be made by an interest bearing full recourse promissory note. Per the terms of the employment agreement, the Company is obligated to periodically pay Dr. Kubota cash bonuses consisting of principal and interest amounts due under such promissory notes and additional taxes incurred by Dr. Kubota as a result of receiving such bonuses, if any.

The Company accounts for this arrangement in accordance with ASC 718, Share Based Payments. The employment agreement provides equity awards to Dr. Kubota subject to service and performance conditions. The grant and measurement date is the date at which the Board of Directors approves the grant of the options or sale of the restricted stock to Dr. Kubota. The fair value of the award is established as the current fair value of the Company’s common stock. Compensation expense related to this arrangement is included in general and administrative expense.

On May 4, 2007, in connection with the offering of the Series C preferred stock, the Company entered into a restricted stock purchase agreement with Dr. Kubota for the issuance of 1,339,320 shares of the Company’s common stock in exchange for a three-year promissory note in the amount of $1,942,000. The promissory note was secured by the common shares and the Company has full recourse against the issuer. Interest accrues on the note at a rate of 4.9% compounded annually. In 2009, the Company recorded $1,081,000 in compensation expense related to this award, which included interest of $31,000. There are no remaining amounts due at December 31, 2009, under the promissory note.

On August 27, 2009, in connection with stock option exercises, the Company entered into a restricted stock purchase agreement with Dr. Kubota for the issuance of 136,100 shares of the Company’s common stock in exchange for a three-year promissory note in the amount of $440,000. Concurrent with the execution of the agreements, the Company paid a bonus to Dr. Kubota, which was used to pay the promissory note. In 2009, the Company recorded $702,000 in compensation expense related to this award.

On May 28, 2010, in connection with stock option exercises, the Company entered into a restricted stock purchase agreement with Dr. Kubota for the issuance of 106,000 shares of the Company’s common stock in exchange for a three-year promissory note in the amount of $550,000. Concurrent with the execution of the agreement, the Company paid a bonus to Dr. Kubota, which was in turn used to repay the promissory note. The Company recorded approximately $717,000 in compensation expense in connection with the award.

12.	401(k) Retirement Plan

The Company sponsors an employee retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees who meet minimum eligibility requirements are eligible to participate in the plan. To date, the Company has not matched employee contributions made to the plan.

13.	Related-Party Transactions

Peter Kresel, M.B.A., a director, received payment from the Company for consulting services and reimbursement of direct expenses. Mr. Kresel’s payments for consulting services and expense reimbursements were $218,000 and $216,000, respectively, during 2010 and 2009.

II.	FORM OF THE SHARE CERTIFICATE

* * *

III.	RECENT FINANCIAL STATEMENTS OF THE GUARANTOR AND LINKED SUBSIDIARIES

Not Applicable

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Tokyo Stock Exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$24,529
FINRA filing fee	37,850
Tokyo Stock Exchange listing fee	26,639
Printing and engraving expenses	200,000
Legal fees and expenses	2,900,000
Accounting fees and expenses	2,250,000
Transfer agent and registrar fees and expenses	35,000
Miscellaneous	525,982

Total	$6,000,000

ITEM 14.	Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the Registrant’s articles of incorporation and bylaws.

The Registrant’s articles of incorporation provide that, to the fullest extent permitted by the Washington Business Corporation Act, the Registrant’s directors will not be personally liable to the Registrant or its shareholders for monetary damages. This provision, however, does not eliminate or limit liability for acts or omissions that involve intentional misconduct or a knowing violation of law by a director, for conduct violating Revised Code of Washington section 23B.08.310 (approval of an unlawful distribution) or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

The Registrant’s bylaws further provide that each person who was, is or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that he or she is or was a director or officer or was serving at the Registrant’s request as a director, officer, partner, trustee, employee or agent of another entity, shall be indemnified and held harmless against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with the proceeding. This indemnification right continues even after the individual has ceased to be a director or officer or to serve at the Registrant’s request as a director, officer, partner, trustee, employee or agent of another entity. If, however, the person indemnified initiates the proceeding, he or she shall be entitled to indemnification only if the proceeding was authorized or ratified by the Registrant’s board of directors. The Registrant will not provide indemnification for acts or omissions finally adjudged to be intentional misconduct or a knowing violation of law, for conduct finally adjudged to be in violation of Revised Code of Washington section 23B.08.310, for any transaction with respect to which it was finally adjudged that the indemnitee personally received a benefit in money, property or services to which the indemnitee was not legally entitled or if the Registrant is otherwise prohibited by applicable law from paying indemnification. The Registrant must advance expenses to an indemnitee for an indemnification obligation so long as the Registrant receives an undertaking by or on behalf of the indemnitee to repay all amounts so advanced if it is determined by a final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified.

The Registrant currently maintains insurance policies under which, subject to the limitations of the policies, coverage is provided to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

The Registrant has entered into, and will enter into in the future, indemnification agreements with the individuals who serve as its officers and directors that may be broader than the specific indemnification provisions contained in the Washington Business Corporation Act. Pursuant to these agreements, the Registrant will indemnify officers and directors who are made parties to, or threatened to be made parties to, any proceeding by reason of the fact that they are or were officers or directors, or are or were serving at the Registrant’s request as a director, officer, employee, or agent of another entity. The agreements require the Registrant to indemnify its officers and directors against all expenses, judgments, fines and penalties actually and reasonably incurred by them in connection with the defense or settlement of any such proceeding, subject to the terms and conditions of the agreements.

The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides that the underwriters will indemnify the Registrant and its directors, executive officers and controlling persons for certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise.

The indemnification provisions in the Registrant’s articles of incorporation and bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers is sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

ITEM 15.	Recent Sales of Unregistered Securities.

Since January 30, 2011, the Registrant has issued and sold the following unregistered securities:

(1) From January 30, 2011 to January 30, 2014, the Registrant granted options to purchase an aggregate of 787,650 shares of its common stock to its employees, directors, consultants and other service providers under its equity incentive plans, with exercise prices ranging from $4.52 to $22.69 per share. These securities were issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act.

(2) From January 30, 2011 to January 30, 2014, the Registrant issued an aggregate of 38,579 shares of its common stock to its employees, directors, consultants and other service providers upon exercise of options granted by the Registrant under its equity incentive plans, with exercise prices ranging from $0.12 to $8.24 per share. These securities were issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act.

(3) From January 30, 2011 to January 30, 2014, the Registrant issued an aggregate of 39,234 shares of its common stock to its chief executive officer pursuant to the terms of his employment agreement at purchase prices ranging from $8.24 to $22.69 per share. These securities were issued in reliance on Rule 506 of Regulation D promulgated under the Securities Act and/or Section 4(2) of the Securities Act.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Title
1.01*	Form of Underwriting Agreement.
1.02*	English translation of Form of Agreement Concerning Share Lending Transaction of Shares of Common Stock of Acucela Inc.
3.01*	Amended and Restated Articles of Incorporation of the Registrant, in effect before the completion of this offering.
3.02*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be filed with the Washington Secretary of State upon the completion of this offering.
3.03*	Bylaws of the Registrant, in effect before the completion of this offering.
3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.
4.01*	Form of the Registrant’s Common Stock certificate.
4.02*	Amended and Restated Investors’ Rights Agreement dated May 31, 2006 by and among the Registrant and certain of its shareholders.
4.03	Letter agreement dated December 9, 2013 between the Registrant and entities affiliated with SBI.
5.01	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10.01*	Form of Indemnity Agreement to be entered into between the Registrant and each of its officers and directors.
10.02*	2002 Stock Option/Restricted Stock Plan.
10.03*	2012 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.04*	2014 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement, notice of restricted stock award, restricted stock agreement, notice of restricted stock unit award, restricted stock unit agreement, notice of stock appreciation right award, and stock appreciation right award agreement.
10.05*	Lease Agreement by and between Nexus Canyon Park, LLC and the Registrant dated February 13, 2006.
10.06*	First Amendment to Lease by and between Nexus Canyon Park, LLC and the Registrant dated August 15, 2011.
10.07*	Lease Agreement by and between The Northwestern Mutual Life Insurance Company and the Registrant dated June 22, 2010.
10.08*	Employment Agreement by and between Dr. Ryo Kubota, M.D. and the Registrant dated April 18, 2005, as amended.
10.09†*	Co-Development and Commercialization Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 4, 2008, as amended and supplemented.
10.10*	Consulting Agreement by and between Peter Kresel and the Registrant dated January 1, 2012, as amended.
10.11†*	Development and Collaboration Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 15, 2010, as amended.
10.12*	Agreement for Stock Purchase by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 15, 2010.
23.01	Consent of Ernst & Young, independent registered public accounting firm.
23.02	Consent of Fenwick & West LLP (included in Exhibit 5.01).
24.01*	Power of Attorney.

*	Previously filed
**	To be filed by amendment
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, State of Washington, on the 30th day of January, 2014.

ACUCELA INC.

BY:	/s/ Ryo Kubota
Ryo Kubota, M.D., Ph.D.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Ryo Kubota Ryo Kubota, M.D., Ph.D.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	January 30, 2014

/s/ David L. Lowrance David L. Lowrance	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	January 30, 2014

* Peter A. Kresel	Director	January 30, 2014

* Glen Y. Sato	Director	January 30, 2014

* Michael T. Schutzler	Director	January 30, 2014

* Brian O’Callaghan	Director	January 30, 2014

* By:	/s/ David L. Lowrance
David L. Lowrance Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.01*	Form of Underwriting Agreement.
1.02*	English translation of Form of Agreement Concerning Share Lending Transaction of Shares of Common Stock of Acucela Inc.
3.01*	Amended and Restated Articles of Incorporation of the Registrant, in effect before the completion of this offering.
3.02*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be filed with the Washington Secretary of State upon the completion of this offering.
3.03*	Bylaws of the Registrant, in effect before the completion of this offering.
3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.
4.01*	Form of the Registrant’s Common Stock certificate.
4.02*	Amended and Restated Investors’ Rights Agreement dated May 31, 2006 by and among the Registrant and certain of its shareholders.
4.03	Letter agreement dated December 9, 2013 between the Registrant and entities affiliated with SBI.
5.01	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10.01*	Form of Indemnity Agreement to be entered into between the Registrant and each of its officers and directors.
10.02*	2002 Stock Option/Restricted Stock Plan.
10.03*	2012 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.04*	2014 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement, notice of restricted stock award, restricted stock agreement, notice of restricted stock unit award, restricted stock unit agreement, notice of stock appreciation right award, and stock appreciation right award agreement.
10.05*	Lease Agreement by and between Nexus Canyon Park, LLC and the Registrant dated February 13, 2006.
10.06*	First Amendment to Lease by and between Nexus Canyon Park, LLC and the Registrant dated August 15, 2011.
10.07*	Lease Agreement by and between The Northwestern Mutual Life Insurance Company and the Registrant dated June 22, 2010.
10.08*	Employment Agreement by and between Dr. Ryo Kubota, M.D. and the Registrant dated April 18, 2005, as amended.
10.09†*	Co-Development and Commercialization Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 4, 2008, as amended and supplemented.
10.10*	Consulting Agreement by and between Peter Kresel and the Registrant dated January 1, 2012, as amended.
10.11†*	Development and Collaboration Agreement by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 15, 2010, as amended.
10.12*	Agreement for Stock Purchase by and between Otsuka Pharmaceutical Co., Ltd. and the Registrant dated September 15, 2010.
23.01	Consent of Ernst & Young, independent registered public accounting firm.
23.02	Consent of Fenwick & West LLP (included in Exhibit 5.01).
24.01*	Power of Attorney.

*	Previously filed
**	To be filed by amendment
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act